As confidentially submitted to the Securities and Exchange Commission on December 16, 2022. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ABIVAX SA

(Exact name of registrant as specified in its charter)

France	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Abivax SA

7-11 boulevard Haussmann

75009 Paris

France

+33 (0) 1 53 83 08 41

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

C T Corporation System

1015 15th Street N.W., Suite 1000

Washington, D.C., 20005

Phone: +1 202 572 3133

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick Lyons Jennifer Rees Dechert LLP 160 Queen Victoria St. London EC4V 4QQ United Kingdom Tel: +44 20 7184 7000	Alain Decombe Dechert (Paris) LLP 22 rue Bayard 75008 Paris France Tel: +33 1 57 57 80 00	Marc Recht Richard Segal Denny Won Div Gupta Cooley LLP 55 Hudson Yards New York, NY 10001 Tel: +1 212 479 6000	Arnaud Duhamel Guilhem Richard Gide Loyrette Nouel A.A.R.P.I. 15 rue de Laborde 75008 Paris France Tel: +33 1 40 75 60 00

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial account standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2023

PROSPECTUS

Ordinary Shares

(Including Ordinary Shares in the Form of American Depositary Shares)

€             per Ordinary Share

$             per American Depositary Share

We are offering an aggregate of                  ordinary shares in a global offering.

We are offering                  ordinary shares in the form of American Depositary Shares, or ADSs, in the United States, referred to herein as the U.S. offering. Each ADS represents the right to receive one ordinary share and the ADSs may be evidenced by American Depositary Receipts, or ADRs.

We are concurrently offering                  ordinary shares in Europe (including France) and countries outside of the United States in a private placement exclusively offered to “qualified investors,” as such term is defined in article 2(e) of Regulation (EU) No. 2017/1129 of the European Parliament and Council of June 14, 2017, referred to herein as the European private placement.

This is our initial public offering of our ADSs in the United States. We intend to apply to list our ADSs on the Nasdaq Global Market under the symbol “ABVX.” Our ordinary shares are listed on Euronext Paris under the symbol “ABVX.” The offering price per ADS in U.S. dollars and the corresponding offering price per ordinary share in euros will be determined through negotiations between us and the representatives of the underwriters, and by reference to the prevailing market prices of our ordinary shares on Euronext Paris after taking into account market conditions and other factors, but will not be lower than 85% of the volume-weighted-average price of our ordinary shares on Euronext Paris for fifteen (15) trading days preceding the day on which the offering price is determined. On              , 2023, the last reported sale price of our ordinary shares on Euronext Paris was €         per ordinary share, equivalent to a price of $         per ADS, assuming an exchange rate of €         per U.S. dollar, the exchange rate on              2023 as reported by the European Central Bank.

The closings of the U.S. offering and the European private placement, which are together referred to as the global offering, will occur simultaneously. The total number of ordinary shares (including in the form of ADSs) in the U.S. offering and European private placement is subject to reallocation between these offerings, as permitted under applicable laws and regulations.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in the ordinary shares and ADSs involves a high degree of risk. See “Risk Factors” beginning on page 17 of this prospectus.

Under the authority granted by our shareholders to conduct the global offering, the ADSs and ordinary shares that we are offering may only be purchased initially by (i) French or foreign individuals, legal entities, including companies, trusts or investment funds or other investment vehicles of any kind, investing, as a main activity, or having invested more than €1 million during the 24 months preceding the considered capital increase (a) in the pharmaceutical sector; and/or (b) in a growth stock listed on a regulated market or a multilateral negotiation system (type Euronext Growth) considered as “community small and medium-sized companies” in the meaning of annex I to the Regulation (CE) No. 651/2014 of the European Commission of June 17, 2014; and/or (ii) one or more strategic partners of the Company, located in France or abroad, who has (have) entered into or will enter into one or more partnership agreements (development, co-development, distribution, manufacturing agreements, etc.) or commercial agreements with the Company (or a subsidiary) and/or companies they control, that control them or are controlled by the same person(s), directly or indirectly, within the meaning of Article L. 233-3 of the French Commercial Code.

Neither the Securities and Exchange Commission nor any U.S. state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER ORDINARY SHARE	PER ADS	TOTAL
Initial public offering price	€	$	$
Underwriting commissions(1)	€	$	$
Proceeds to us, before expenses	€	$	$

(1)	We refer you to “Underwriting” beginning on page 219 of this prospectus for additional information regarding underwriting compensation.

We have granted an option to the underwriters, exercisable within 30 days from the date of the underwriting agreement, to purchase up to an aggregate of                  additional ADSs and/or ordinary shares (representing up to 15% of the initial size of the global offering) in the global offering to be sold to the several underwriters at the applicable offering price. If the underwriters exercise this option in full, the total underwriting commissions payable by us will be €             ($        ) and the total proceeds to us, before expenses, will be €         ($        ), based on the exchange rate on             , 2023.

The underwriters expect to deliver the ADSs to purchasers in the U.S. offering on or about             , 2023 through the book-entry facilities of The Depository Trust Company. The underwriters expect to deliver the ordinary shares to purchasers in the European private placement on or about             , 2023 through the book-entry facilities of Euroclear France.

SVB Securities

The date of this prospectus is             , 2023.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit the global offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and ADSs and the distribution of this prospectus outside the United States.

We are incorporated in France, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Throughout this prospectus, references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size estimates, is based on information from independent industry analysts, third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and market, which we believe to be reasonable. In addition, while we believe the market opportunity information included in this prospectus is reliable and is based on reasonable assumptions, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the heading “Risk Factors.”

PRESENTATION OF FINANCIAL INFORMATION

This prospectus includes our audited financial statements as of and for the years ended December 31, 2020 and 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of our financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Our financial statements are presented in euros and, unless otherwise stated, all monetary amounts are in euros . All references in this prospectus to “$”, “U.S. dollars” and “dollars” mean U.S. dollars, and all references to “€”, “EUR” and “euros” mean European Monetary Union euros, unless otherwise noted.

The European Union uses a flexible exchange rate system to determine the value of the euro against the U.S. dollar. The following table sets forth the rate of exchange for the euro at the end of the five most recent fiscal periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. The data for the six months ended June 30, 2022 is also included.

For purposes of this table, the rate of exchange means the closing daily rate used by the U.S. Department of Treasury. The table sets forth the number of euros required under that formula to buy one U.S. dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

	Average	High	Low	Close
Fiscal Year Ended December 31, 2017	0.88882	0.96293	0.82919	0.83382
Fiscal Year Ended December 31, 2018	0.84940	0.88802	0.80045	0.87336
Fiscal Year Ended December 31, 2019	0.89311	0.91760	0.86693	0.89043
Fiscal Year Ended December 31, 2020	0.87271	0.93510	0.81310	0.81850
Fiscal Year Ended December 31, 2021	0.84794	0.89290	0.81110	0.87940
Six Months Ended June 30, 2022	0.91962	0.96330	0.87280	0.95370

TRADEMARKS AND SERVICE MARKS

“Abivax” and the Abivax logo and other trademarks or service marks of Abivax SA appearing in this prospectus are the property of Abivax SA. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ordinary shares (including ordinary shares in the form of ADSs). You should read the entire prospectus carefully, including “Risk Factors” “Cautionary Note Regarding Forward-Looking Statements” “Business” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus before making an investment decision. Unless otherwise indicated or the context otherwise requires, “Abivax,” “the company,” “our company,” “we,” “us” and “our” refer to Abivax SA and its consolidated subsidiary, taken as a whole.

Overview

We are a clinical-stage biotechnology company focused on developing therapeutics that modulate the body’s natural immune system to treat patients with chronic inflammatory diseases, with a drug candidate portfolio led by obefazimod, which is in a clinical Phase 3 program in ulcerative colitis (“UC”). We believe that obefazimod is the only small molecule drug candidate in clinical development with a mechanism of action that is designed to specifically induce the production of a unique micro-RNA called miR-124, a potent anti-inflammatory agent. In our induction Phase 2b clinical trial for the treatment of UC, which included 252 patients across 17 different countries, obefazimod met the primary endpoint of a statistically significant reduction in Modified Mayo Score, the standard measure of disease severity, as well as secondary endpoints of endoscopic improvement, clinical response, clinical remission and the reduction of fecal calprotectin, as compared to placebo. We have observed durable clinical remission in maintenance studies at one year (supporting data seen in over 1,000 subjects treated with obefazimod, 220 of whom have been treated for at least one year in our UC and rheumatoid arthritis (“RA”) studies), as well as clinical activity in patients already refractory to advanced therapies. Of the 222 patients that completed our induction Phase 2b trial, 217 (or 97.7%) enrolled in an open-label maintenance trial to evaluate the long-term safety and efficacy profile of obefazimod for up to two years. After the first year of 50 mg once-daily oral dosing with obefazimod: (i) 119 patients (or 54.8% of all 217 patients entering maintenance) were in clinical remission; and (ii) among the 124 patients with clinical response after induction, 82 (66.1%) achieved clinical remission.

Inflammatory bowel disease (“IBD”) is a chronic condition involving inflammation of the gastrointestinal tract. The disease involves a complex set of contributing factors including environmental triggers as well as genetic and immunologic factors. IBD symptoms include diarrhea, cramping, abdominal pain, rectal bleeding, loss of appetite and weight, and over the long term, increased risk for development of colorectal cancer. The two most common forms of IBD are UC and Crohn’s disease (“CD”), with approximately 13.0 million and 6.3 million prevalent cases globally in 2021, respectively. It is estimated that approximately 54% of the UC population falls within the moderate to severe category, the initial target patient population for obefazimod. There is no curative treatment for these diseases, but some currently available drugs allow for disease management and improvements in quality of life outside of flare-ups. However, we believe a large unmet medical need remains in IBD due to the limitations of many of these therapies.

The table below sets forth details relating to the current stages of development of our lead drug candidates:

We have generated a portfolio of drug candidates targeting various inflammatory diseases. Our most advanced drug candidate, obefazimod, is in clinical development for the treatment of UC. We also may continue development of obefazimod in CD and RA, subject to the availability of necessary resources and funding.

We believe obefazimod is a highly differentiated oral drug candidate, with a novel mechanism of action based on the upregulation of a single microRNA (miR-124) with potent anti-inflammatory properties. Obefazimod was shown to exert its anti-inflammatory effects through binding to the cap binding complex (“CBC”), which sits at the 5’ end of every RNA molecule in the cell. By binding to the CBC, obefazimod reinforces the biological functions of CBC in cellular RNA biogenesis. Specifically, obefazimod enhances the selective splicing of a single long non-coding RNA to generate the anti-inflammatory microRNA, miR-124, which downregulates the translation of pro-inflammatory cytokines and chemokines like TNF-a, IL-6, MCP-1 and IL-17, as well as Th17+ cells. This downregulation thereby potentially “puts a brake” on inflammation and suggests broad potential as a novel anti-inflammatory therapeutic agent. Laboratory analysis of the Phase 2b trial at week eight showed a highly statistically significant upregulation of miR-124 in rectal tissue in all patients treated with obefazimod, compared to baseline. The median increases were 13-fold for the 25 mg group, 25-fold for the 50 mg group and 25-fold for the 100 mg group, while no upregulation was observed in the placebo group (1.02-fold increase), indicative of the positive pharmacological effect of obefazimod. Importantly, obefazimod does not impact the splicing of cellular genes.

Of the 222 patients that completed our induction Phase 2b trial, 217 (or 97.7%) enrolled in an open-label maintenance trial to evaluate the long-term safety and efficacy profile of obefazimod for up to two years. After the first year of 50 mg once-daily oral dosing with obefazimod: (i) 119 patients (or 54.8% of all 217 patients entering maintenance) were in clinical remission; and (ii) among the 124 patients with clinical response after induction, 82 (66.1%) achieved clinical remission.

Our Strengths

We believe the following strengths will allow us to advance our proprietary drug candidates through clinical trials and regulatory approval, while building upon our position as a leader in the development of therapeutics for chronic inflammatory diseases:

•	Our focus on indications of high unmet need and substantial commercial potential. We focus on indications where existing treatments have left patients with significant unmet needs, where we believe obefazimod has the potential to be meaningfully differentiated. The indications we target have substantial populations and premium price therapies representing large commercial opportunities if we are able to obtain U.S. Food and Drug Administration (“FDA”) approval and successfully bring obefazimod to the market.

•

Our lead drug candidate, obefazimod, with its novel mechanism of action has the potential to be a first-in-class therapy and alter the inflammatory treatment paradigm. Our derisked lead drug candidate, obefazimod, is differentiated from competing approaches in IBD via its unique mechanism of action. We believe obefazimod is the only small molecule drug candidate in clinical development with a mechanism of action that is designed to specifically induce the production of a micro-RNA called miR-124, a potent anti-inflammatory agent. Upregulation of miR-124, as detailed in medical literature and supported by our preclinical and clinical work, downregulates multiple inflammatory mediators to control overactive immune stimulation seen in chronic inflammatory diseases. This broad coverage of multiple inflammatory pathways has the potential to increase clinical activity with a favorable tolerability profile, differentiating obefazimod in UC and potentially allowing for use in various additional indications.

•

Favorable tolerability profile demonstrated, to date. Obefazimod has demonstrated a favorable safety and tolerability profile across all clinical studies completed to date including treatment of more than 1,000 subjects as of November 2021. To date, the entire obefazimod safety database, presents no death or malignancies and no reported clinically significant changes in laboratory parameters (liver function, hemoglobin and white blood cells). The most common treatment emergent adverse event (“TEAE”) seen with obefazimod treatment is a mild to moderate headache that is manageable with or without over-the-counter medications. Moreover, this TEAE typically occurs in the first ten days of treatment and is transient (lasting 2-5 days). Furthermore, no increased rate of opportunistic infections compared with placebo was observed.

•

Compelling and differentiating clinical characteristics position obefazimod as a potential early-line therapy for moderate to severe UC. Obefazimod is dosed as a once-daily, oral medication, representing a meaningful point of differentiation from competing injectable therapies. Coupling this convenient and attractive dosing profile with a potentially favorable safety profile may position obefazimod as an early-line (i.e., first line after failure of conventional treatments) treatment choice for both prescribers and patients, if approved.

•

Recently published efficacy data from Phase 2a and 2b clinical trials for obefazimod in UC. In September 2022, we published the results of our induction Phase 2b trial and 48-week extension results of obefazimod in UC in the peer-reviewed journal “The Lancet Gastroenterology & Hepatology”. At week eight of the induction study, the primary endpoint (statistically significant reduction of Modified Mayo Score) was met with once-daily administration of obefazimod (25 mg, 50 mg, 100 mg). Further, all key secondary endpoints, including endoscopic improvement, clinical remission, clinical response and the reduction of fecal calprotectin showed clinically meaningful improvements in patients dosed with obefazimod compared to placebo. Importantly, obefazimod also showed a rapid onset of action and consistent efficacy in patients who were previously exposed to biologics and/or Janus kinase (“JAK”) inhibitors treatment.

•

Our experienced team is comprised of global industry leaders in the development of therapeutics for chronic inflammatory diseases. We believe that the breadth of experience and accomplishments of our management team, board of directors and scientific advisory board, combined with our broad network of established relationships with leaders in the industry and medical community, provide us with fresh insights into drug development and commercialization, and have allowed us to bring together top researchers to build interdisciplinary research and development teams. Hartmut Ehrlich, MD, our Chief Executive Officer, was previously Head of Global Research and Development with Baxter BioScience, where he successfully built and advanced a portfolio with over 50 programs in preclinical and clinical development. With more than 35 years of experience, he has overseen the regulatory approval of key biologics in the specialty areas of hemophilia, thrombosis, immunology, neurology, oncology, biosurgery and vaccines, and has brought novel therapies to patients with substantial medical needs.

Our Strategy

Our primary goal is to develop and commercialize obefazimod for the treatment of inflammatory diseases, including UC. To achieve our goal, we are pursuing the following key elements of our strategy:

•	Advance obefazimod through pivotal studies for the treatment of UC.

•	Evaluate strategic partnerships to maximize the value of obefazimod.

•	Foster and expand key manufacturing partners to enable rapid scale-up of obefazimod.

•	Advance obefazimod through clinical development in other inflammatory diseases including CD and RA based on the availability of necessary resources and funding.

Our Team and Investors

Our team is comprised of industry leaders in the fields of biology, data analytics, and drug development, as well as scientific experts in chronic inflammatory diseases, including IBD. The team collectively has decades of experience and a proven track record of advancing compounds into and through clinical development and commercialization.

•

Hartmut Ehrlich, MD, our Chief Executive Officer, was previously Head of Global Research and Development with Baxter BioScience, where he successfully built and advanced a portfolio with over 50 programs in preclinical and clinical development. With more than 35 years of experience, he has overseen the regulatory approval of key biologics in the specialty areas of hemophilia, thrombosis, immunology, neurology, oncology, biosurgery and vaccines, and has brought novel therapies to patients with substantial medical needs.

•

Didier Blondel, our Chief Financial Officer, was previously Chief Financial Officer at Sanofi Pasteur MSD, a Lyon-based joint venture between Sanofi and Merck. Over the past 20 years, he has held a wide variety of senior finance positions at Sanofi in both Commercial Operations and Research and Development, including as Global Research and Development Chief Financial Officer.

•

Pierre Courteille, Pharmacist, MBA, our Chief Commercial Officer and Vice President of Business Development, has more than 25 years of experience in marketing and sales within the pharmaceutical industry in France and Japan. He has extensive commercial launch and marketing experience from prior roles as Senior Vice President of Sales and Marketing for Guerbet and Chief Executive Officer of MEDEX, a medical device company owned by Guerbet, and Marketing Manager at Sanofi Pasteur Japan’s joint-venture with Daiichi.

•

Paul Gineste, PharmD, our Vice President of Clinical Operations, has nearly 20 years of experience in clinical development and strategy with leading international pharmaceutical and biotech companies, including as International Clinical Trials Manager at Boehringer Ingelheim, Head of Clinical Research and Development at Altana Pharma, Director of Clinical Studies at AB Science and Executive Vice President, Clinical Development at Theravectys, a spin-off of the Institut Pasteur specialized in lentiviral vectors.

•

Didier Scherrer, Ph.D., our Vice President of Research and Development, has an extensive track record in the development of a portfolio of therapeutic proteins in oncology, autoimmune diseases and hematology-oncology. Prior to joining our company, he performed a combined role of Chief Executive

Officer and Scientific Director at Splicos. He also has experience from prior roles as Associate Director (Capability Pathways – Discovery Enabling Capabilities and Sciences) of the Research Department of AstraZeneca and as Head of Research at LFB Biotechnologies, where he led a team of fifty scientists.

•

Jérôme Denis, Ph.D., our Vice President of Process Development and Manufacturing, has more than 10 years of experience in Canada and France in pharmaceutical development and drug product manufacturing for clinical and commercial use, including prior roles at Imaxio as Executive Head of Development and Associate Director of Vaccine Development.

•

Mary Mantock, MSc, our Vice President of Regulatory Affairs has over 20 years’ experience in global development and consulting roles for regulatory affairs. Most recently, Mary was Executive Director, RA, Astellas Global Development for immune-oncology, leading a global regulatory team responsible for products in all phases of development and life-cycle management. She has led the regulatory strategy for recent approvals for several products by the FDA, the European Medicines Agency (“EMA”) and the Japanese Pharmaceuticals and Medical Devices Agency (“PMDA”) and has prior CRO experience at Parexel as a senior global regulatory consultant.

•

Jamal Tazi, Ph.D. our Vice President of Research, is Professor of Functional Genomics at the University of Montpellier, Senior Member at the University Institute of France and Deputy Director of the “Rabelais” Biology Centre. He has over 35 years of experience in the field, including leading a team researching gene expression and editing of their products within the Institute of Molecular Genetics of Montpellier for over 20 years and co-founding Splicos.

Our board of directors is led by Chairman Corinna zur Bonsen-Thomas, Co-founder and Chief Executive Officer of RetInSight and former General Counsel at Baxter International. Additional board members include: Philippe Pouletty, MD, our founder and Managing Partner at Truffle Capital; Joy Amundson, Former President of Baxter BioScience; Kinam Hong MD, MBA, CFA, Partner at the Crossover Fund of Sofinnova, representing Sofinnova Partners; Jean-Jacques Bertrand, former Chairman of the board of Pierre Fabre and former Chief Executive Officer of Aventis Pasteur; Antonino Ligresti MD, representing Santé Holdings SRL, and former President of Générale de Santé; Carol Brosgart, MD, Clinical Professor of Medicine, Epidemiology and Biostatistics at the University of California; and Christian Pierret former French Minister of Industry, representing Truffle Capital.

Since our inception in 2013, we have raised €204 million in equity financings. We are supported by a syndicate of leading life science investors including Deep Track Capital, Invus, The Column Group Crossover Fund, Truffle Capital, Santé Holding, Sofinnova Partners and Venrock Healthcare Capital Partners.

Risks Associated with Our Business

An investment in our securities involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our ordinary shares or ADSs. Among these important risks are the following:

•

We are a clinical-stage company with a limited operating history and no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

•	We have incurred considerable losses historically, which we anticipate will continue and may increase in the future.

•

Even if we consummate the offering, we will require substantial additional funding, which may not be available on acceptable terms or at all, and failure to obtain this necessary capital may force us to delay, limit or terminate our product development efforts or other operations.

•

Our financial statements contain a footnote describing management’s assumption regarding our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

•

We have significant debt commitments, which require us to meet certain operating covenants, and if we fail to comply with those covenants the bondholders would be able to accelerate our repayment obligations. Additionally, the conversion of some or all of our bonds into ordinary shares would dilute the ownership interests of existing shareholders.

•	Drug candidates under development must undergo costly, rigorous and highly regulated preclinical studies and clinical trials, whose time of completion, number and outcomes are uncertain.

•

We are heavily dependent on the success of our drug candidates, in particular obefazimod, and we cannot be certain that obefazimod or any of our other current or future drug candidates will receive regulatory approval, and, without regulatory approval, we will not be able to market our drug candidates.

•

Even if we receive regulatory approval for any of our drug candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our drug candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

•

Clinical failure can occur at any stage of clinical development. The results of earlier clinical trials as well as data from any interim analysis of ongoing trials are not necessarily predictive of future results and any drug candidate we advance through clinical trials may not have favorable results in later clinical trials.

•	Our future may depend on our most advanced clinical development program, including obefazimod, since our other drug candidates are in a less advanced stage of development.

•	We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

•	We rely on a small number of third-party suppliers and we may be in a position of dependence with respect to our subcontractors.

•	Our future success depends on our ability to retain our key executives and to attract, retain and motivate qualified personnel.

•

There are material weaknesses in our internal controls over financial reporting and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence and depress the market price of our securities.

•	Our success depends on our ability to protect our intellectual property and our proprietary technologies.

Our Corporate and Other Information

We were incorporated as a société anonyme (limited liability company) on December 4, 2013 and registered at the Paris Trade and Company Register on December 27, 2013 for a period of 99 years until December 22, 2112, subject to extension or early dissolution, under the number 799 363 718. Our principal executive offices are located at 7-11 boulevard Haussmann 75009 Paris, France, and our telephone number is +33 (0) 1 53 83 08 41. Our agent for service of process in the United States is CT Corporation System, 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005. We also maintain a website at www.abivax.com. The reference to our website is an inactive textual reference only, and the information contained in, or that can be accessed through, our website is not a part of this prospectus.

We intend to make our reports and other information filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. The SEC maintains an internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of certain reduced disclosure and other requirements that are otherwise generally applicable to public companies.

These provisions include:

•	exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•

the ability to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in the registration statement for the global offering of which this prospectus forms a part; and

•

to the extent that we no longer qualify as a foreign private issuer: (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these provisions for up to five years or until such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the first day of the year following the first year in which, as of the last business day of our most recently completed second fiscal quarter, the market value of our common equity held by non-affiliates exceeds $700 million; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering of our ADSs.

We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS, as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. Since IFRS make no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implications of being a Foreign Private Issuer

We are also considered a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

THE GLOBAL OFFERING

Global offering	ordinary shares offered by us, consisting of ordinary shares in the form of ADSs offered in the U.S. offering and ordinary shares offered in the European private placement. The closing of the U.S. offering and the European private placement will occur simultaneously. The total number of ordinary shares (including in the form of the ADSs) in the U.S. offering and the European private placement is subject to reallocation between these offerings, as permitted under the applicable laws and regulations.

U.S. offering	ADSs, each representing one ordinary share.

European private placement	ordinary shares.

Offering price	The offering price per ADS in U.S. dollars and the corresponding offering price per ordinary share in euros will be determined through negotiations between us and the representatives of the underwriters, and by reference to the prevailing market prices of our ordinary shares on Euronext Paris after taking into account market conditions and other factors, but will not be lower than 85% of the volume-weighted-average price of our ordinary shares on Euronext Paris for the fifteen (15) trading days preceding the day the offering price is determined.

Purchaser Restrictions	Under the authority granted by our shareholders to conduct the global offering, the ADSs and ordinary shares that we are offering may only be purchased initially by (i) French or foreign individuals, legal entities, including companies, trusts or investment funds or other investment vehicles of any kind, investing, as a main activity, or having invested more than €1 million during the 24 months preceding the considered capital increase (a) in the pharmaceutical sector; and/or (b) in a growth stock listed on a regulated market or a multilateral negotiation system (type Euronext Growth) considered as “community small and medium-sized companies” in the meaning of annex I to the Regulation (CE) No. 651/2014 of the European Commission of June 17, 2014; and/or (ii) one or more strategic partners of the Company, located in France or abroad, who has (have) entered into or will enter into one or more partnership agreements (development, co-development, distribution, manufacturing agreements, etc.) or commercial agreements with the Company (or a subsidiary) and/or companies they control, that control them or are controlled by the same person(s), directly or indirectly, within the meaning of Article L. 233-3 of the French Commercial Code.

Ordinary shares (including ordinary shares in the form of ADSs) to be outstanding immediately after the global offering	ordinary shares.

Option to purchase additional ADSs and/or ordinary shares in the global offering	We have agreed to issue, at the option of the underwriters, within 30 days after the date of the underwriting agreement, up to an aggregate of additional ordinary shares (representing up to 15% of the initial size of the global offering).

American Depositary Shares (or ADS)	Each ADS represents one ordinary share, par value €0.01 per share. Purchasers of ADSs in the U.S. offering will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs issued thereunder. To better understand the terms of the ADSs, purchasers of ADSs should carefully read the section in this prospectus titled ‘‘Description of American Depositary Shares.’’ We also encourage purchasers of ADSs to read the deposit agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	Citibank, N.A.

Use of proceeds	We estimate that we will receive net proceeds from the global offering of approximately € million ($ million), based on an assumed offering price of $ per ADS, or € per ordinary share, the closing price of our ordinary shares on Euronext Paris on , 2023, after deducting underwriting commissions and estimated offering expenses payable by us. We intend to use the net proceeds from the global offering, together with our existing resources as follows:

•	approximately € million to € million to fund the development of obefazimod for ulcerative colitis; and

•	the remainder, if any, for working capital and for other general corporate purposes.

We may also use a portion of the remaining net proceeds and our existing cash and cash equivalents to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

See “Use of Proceeds” for more information.

Dividend policy	We do not expect to pay any dividends on the ordinary shares or ADSs in the foreseeable future.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in the ordinary shares or ADSs.

Proposed Nasdaq Global Market symbol for our ADSs	“ABVX”.

Euronext Paris trading symbol for our ordinary shares	“ABVX”.

The number of ordinary shares (including ordinary shares in the form of ADSs) that will be outstanding after the global offering is based on                  ordinary shares outstanding as of September 30, 2022 and excludes:

•

                 ordinary shares issuable upon the exercise of share warrants (BSA) outstanding as of September 30, 2022 at a weighted-average exercise price of €         ($        ) per ordinary share based on the exchange rate in effect as of September 30, 2022;

•

                 ordinary shares issuable upon the exercise of                      founder’s share warrants (BSPCE) outstanding as of September 30, 2022 at a weighted-average exercise price of €         ($        ) per ordinary share based on the exchange rate in effect as of September 30, 2022;

•

                 ordinary shares issuable upon the conversion of convertible bonds (OCEANE) outstanding as of September 30, 2022 at a weighted-average exercise price of €         ($        ) per ordinary share based on the exchange rate in effect as of September 30, 2022;

•	ordinary shares reserved for future issuance under our share-based compensation plans and other delegations of authority from our shareholders.

Except as otherwise noted, the information in this prospectus assumes no exercise by the underwriters of their option to purchase                      additional ADS and/or ordinary shares in the global offering and no exercise of share subscription warrants or vesting of free shares or other equity awards subsequent to September 30, 2022.

SUMMARY FINANCIAL DATA

The following tables summarize our historical financial and other data. We derived the summary statement of income (loss) for the years ended, December 31, 2021 and 2020 from our audited financial statements included elsewhere in this prospectus. Our audited financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (the “EU”).

The summary interim condensed consolidated statements of income (loss) for the six months ended June 30, 2022 and 2021 and summary interim condensed consolidated financial position data as of June 30, 2022 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, prepared in accordance with IAS 34, Interim Financial Reporting, the standard of IFRS applicable to interim financial statements.

The following summary financial data for the periods as of the dates indicated are qualified by reference to and should be read in conjunction with our audited financial statements and related notes and our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus, as well as the sections entitled “Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our historical results for any prior period do not necessarily indicate our expected results for any future period.

Summary Statement of Income (Loss)

(in thousands of euros)	Year Ended December 31		For the Six Months Ended June 30,
	2021	2020	2022	2021
Other operating income	€11,961	€6,745	€2,284	€9,318

Total operating income	11,961	6,745	2,284	9,318

Research and Development expenses	(47,781)	(34,675)	(15,107)	(23,861)
General and administrative	(5,580)	(5,235)	(2,223)	(2,631)
Goodwill impairment loss	—	—	(10,986)	—

Total operating expenses	(53,361)	(39,910)	28,317	26,493

Operating loss	(41,400)	(33,166)	26,033	17,175

Financial expenses	(3,561)	(4,475)	(2,346)	(1,294)
Financial income	2,509	8	7,195	696

Financial income (loss)	(1,052)	(4,467)	4,849	(598)

Income tax	—	—	—	—

Net loss	€(42,452)	€(37,633)	€(21,183)	€(17,773)

Loss per share (€/share)
Weighted average number of outstanding shares used for computing basic/diluted loss per share	15,455,991	12,542,423	16,759,215	14,427,790

Basic / diluted loss per share (€/share)	(2.75)	(3.00)	(1.26)	(1.23)

Summary Condensed Consolidated Statement of Financial Position Data

(in thousands of euros)	As of June 30,
	2022	2022
	Actual	As Adjusted(1)
Cash and cash equivalents	€26,611	€
Total assets	72,270
Total shareholders’ equity	3,655
Total non-current liabilities	40,522
Total current liabilities	28,094
Total liabilities and shareholders’ equity	72,270

(1)

As adjusted to give effect to the issuance and sale of                  ordinary shares (including ordinary shares in the form of ADSs) in the global offering at the assumed initial offering price of €         per ordinary share ($         per ADS), the last reported closing price of our ordinary shares on Euronext Paris on September 30, 2022, after deducting underwriting commissions and estimated offering expenses payable by us. The as adjusted information presented above is illustrative only and will depend on the actual initial public offering price and other terms of the global offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated. Each €1.00 ($        ) increase or decrease in the assumed offering price of €         per ordinary share ($         per ADS), which is the last reported sale price of our ordinary shares on the Euronext Paris on September 30, 2022 would increase or decrease as adjusted cash and cash equivalents, premiums related to share capital, total shareholders’ equity and total capitalization by €         million ($         million), assuming that the number of ordinary shares (which may be in the form of ADSs) offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares (including ordinary shares in the form of ADSs) we are offering. An increase or decrease in the number of ordinary shares (which may be in the form of ADSs) offered by us by 1,000,000 ordinary shares (which may be in the form of ADSs) would increase or decrease as adjusted cash and cash equivalents, premiums related to share capital, total shareholders’ equity and total capitalization by €         million ($         million), assuming that the assumed offering price remains the same, and after deducting underwriting estimated offering expenses payable by us.

RISK FACTORS

An investment in our ordinary shares (including ordinary shares in the form of ADSs) involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the information contained in this prospectus, including our financial statements and the related notes, before making an investment decision regarding the ordinary shares (including ordinary shares in the form of ADSs). If any of the following risks are realized, our business, financial condition, results of operations or prospects could be materially and adversely affected. In that event, the market price of our securities could decline, and you could lose part or all of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Financial Position and Need for Additional Capital

We are a clinical-stage company with a limited operating history and no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

We are a clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We were incorporated as a société anonyme (limited liability company) on December 4, 2013 and, to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, identifying, acquiring and in-licensing our drug candidates, establishing our intellectual property portfolio, conducting research, preclinical studies and clinical trials, establishing arrangements with third parties for the manufacture of our drug candidates and related raw materials, and providing general and administrative support for these operations. Investment in product development in the healthcare industry, including of biopharmaceutical products, is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential drug candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. As a result, our ability to reduce our losses and reach consistent profitability from product sales is unproven, and we may never sustain profitability. We have no products approved for commercial sale and have not generated any revenue from product sales to date.

Our ability to generate revenue from product sales and achieve and maintain profitability depends on our ability, alone or with any future collaborators, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our lead drug candidate, obefazimod (ABX464). Our prospects, including our ability to finance our operations and generate revenue from product sales, therefore will depend substantially on the development and commercialization of obefazimod, as other programs in our preclinical portfolio are still in earlier stages of development. Since our inception in 2013, the majority of our operating income has been derived from our reliance on research collaborations unrelated to obefazimod, and we do not anticipate generating revenue from product sales for the next several years, if ever. Our ability to generate revenue from product sales depends heavily on our or any future collaborators’ success in:

•	timely and successful completion of clinical development of obefazimod, our clinical-stage drug candidate;

•	obtaining and maintaining regulatory and marketing approval for obefazimod and any future drug candidates for which we successfully complete clinical trials;

•

launching and commercializing any drug candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•

obtaining coverage and adequate reimbursement from government and third-party payors for our current or any future drug candidates, if approved, both in the United States and internationally, and reaching acceptable agreements with foreign government and third-party payors on pricing terms;

•

developing, validating and maintaining a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for obefazimod or any future drug candidates that are compliant with current good manufacturing practices;

•

establishing and maintaining supply and manufacturing relationships with third parties that can provide an adequate amount and quality of drugs and services to support our planned clinical development, as well as the market demand for obefazimod and any future drug candidates, if approved;

•

obtaining market acceptance, if and when approved, of obefazimod or any future drug candidates as a viable treatment option by physicians, patients, third-party payors and others in the medical community;

•	effectively addressing any competing technological and market developments;

•	implementing additional internal systems and infrastructure, as needed;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter, and performing our obligations pursuant to such arrangements;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•	avoiding and defending against third-party interference or infringement claims; and

•	attracting, hiring and retaining qualified personnel.

We have incurred considerable losses historically, which we anticipate will continue and may increase in the future.

Since our inception, we have incurred net losses. For the years ended December 31, 2021 and 2020, we incurred losses of €42.5 million and €37.6 million, respectively. As of September 30, 2022, we had an accumulated deficit of €             million.

We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. Even if we obtain regulatory approval to market a drug candidate, our future revenues will depend upon the size of any markets in which our drug candidates have received approval and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our drug candidates in those markets. There can be no assurance that we will ever earn any revenues or revenues sufficient to offset past, current and future losses or achieve profitability, which would impair our ability to sustain our operations. Moreover, even if we achieve profitability, such profitability may not be sustainable. Any inability to generate sustained profits could have a material adverse effect on our business, prospects, financial condition, cash flows and results of operations.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. We do not anticipate achieving profitability in the future unless we obtain the regulatory approvals necessary to commercialize obefazimod and any additional drug candidates that we may pursue in the future. We anticipate that our expenses will increase substantially if, and as, we:

•	timely and successfully complete clinical development of obefazimod, our clinical-stage drug candidate;

•	seek and maintain regulatory and marketing approvals for obefazimod and any future drug candidates for which we successfully complete clinical trials;

•	continue the preclinical and clinical development of our drug candidates;

•	expand the scope of our current clinical trials for our drug candidates;

•	begin new clinical trials for our drug candidates;

•	develop, scale and validate our commercial manufacturing capabilities for our drug candidates;

•

establish a sales, marketing and distribution infrastructure to commercialize any drugs for which we may obtain marketing approval for which we have not entered into a collaboration with a third-party;

•	seek to discover, identify and validate additional drug candidates;

•	acquire or in-license other drug candidates and technologies;

•	make milestone, royalty or other payments under in-license or collaboration agreements;

•	obtain, maintain, protect, enforce and expand our intellectual property portfolio;

•	attract new and retain existing skilled personnel; and

•	create additional infrastructure to support our operations as a U.S. public company.

In addition, following the issuance of royalty certificates in September 2022, the payment of royalties in the event of commercialization of obefazimod will result in a decrease in cash flows generated by sales of the product, which could have an unfavorable impact on our financial position, particularly at the beginning of the commercialization phase.

The net losses we incur may fluctuate significantly from quarter-to-quarter and year-to-year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating results could be below the expectations of securities analysts or investors, which could cause the price of the ordinary shares (which may be in the form of ADSs) to decline. An increase in operational losses would have a material adverse effect on our business, financial position, income, growth and outlook.

Even if we consummate the offering, we will require substantial additional funding, which may not be available on acceptable terms or at all, and failure to obtain this necessary capital may force us to delay, limit or terminate our product development efforts or other operations.

Our operations have consumed substantial amounts of cash since inception. We are currently advancing obefazimod through clinical development and conducting preclinical studies with respect to other programs. Developing drug candidates is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we seek to advance obefazimod toward commercialization. If our clinical trials are successful and we obtain regulatory approval for drug candidates that we develop, we will incur commercialization expenses before these drug candidates are marketed and sold.

As of September 30, 2022, our cash and cash equivalents were €             million. We expect that the net proceeds from the global offering and our existing cash and cash equivalents (after taking into account deduction of current financial liabilities) will be sufficient to fund our current operations for at least the next          months. However, our operating plans may change as a result of a variety of factors, and we may need to seek additional funds sooner than planned. In any event, we will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for and commercialize our drug candidates. More specifically, we will require additional funding to further advance our Phase 3 clinical trials in UC.

Until we can generate sufficient product or royalty revenue to finance our cash requirements, which we may never do, we may seek additional financing in the form of public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and collaborations, strategic alliances and licensing arrangements or a combination of these sources.

The amount and timing of our funding needs will depend on factors that are largely outside of our control, such as:

•	higher costs and slower-than-expected progress on our research and development programs and clinical trials;

•	costs related to preparing, filing, enforcing and maintaining our patents and other intellectual property rights;

•	the scope of the research required and time needed to sign licensing agreements with industrial partners;

•	the expenses needed to respond to technological and market developments;

•	higher costs and longer-than-expected lead times obtaining regulatory authorizations, including time for preparing application dossiers for the relevant authorities; and

•	new opportunities for developing new products or acquiring technologies, products or companies.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our drug candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Under French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting on the basis of a report from the board of directors. In addition, the French Commercial Code imposes certain limitations on our ability to price certain offerings of our share capital without preferential subscription rights (droit préférentiel de souscription), which limitation may prevent us from successfully completing any such offering. See “Description of Share Capital—Rights, Preferences and Restrictions Attaching to Ordinary Shares (Articles 7, 11, 30, 31 and 32 of the By-Laws).” To the extent that we raise additional capital, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares (which may be in the form of ADSs) to decline. The sale of additional equity or convertible securities will dilute our shareholders ownership interest. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. To the extent that we raise additional funds through arrangements with research and development partners or otherwise, we may be required to relinquish some of our technologies, drug candidates or revenue streams, license our technologies or drug candidates on unfavorable terms, or otherwise agree to terms unfavorable for us. If we are unable to obtain adequate financing, we may be required to delay, reduce or eliminate the number or scope of our projects and drug candidates (including our preclinical studies and clinical trial programs). In order to obtain financing, we may be required to relinquish rights to some of our technologies or drug candidates or otherwise agree to terms unfavorable to us. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any drug candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects.

Our financial statements contain a footnote describing management’s assumption regarding our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Our independent registered public accounting firm included an emphasis of matter in its report that our financial statements, included elsewhere in this prospectus, have been prepared assuming that the Company will continue as a going concern. We have incurred net losses of €42.5 million and €37.6 million for the years ended December 31, 2021 and 2020, respectively. As of September 30, 2022, we had an accumulated deficit of €263.3 million.

There cannot be any assurance that we will be successful in obtaining necessary financing in the future to continue as a going concern or achieve profitability. We expect that we will need raise additional capital following the completion of this equity offering in order to complete the necessary trials to achieve commercial viability of some or all of our drug candidates. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

There is a material weakness in our internal controls over financial reporting and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could adversely affect our business, investor confidence and the market price of our securities.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

We must maintain effective internal controls over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal controls over financial reporting at the end of each fiscal year, starting with the end of the first full fiscal year after the completion of the U.S. offering. However, our independent registered public accounting firms will not be required to attest to the effectiveness of our internal controls over financial reporting for so long as we are an “emerging growth company,” which may be up to five fiscal years following the date of this U.S. offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firms have not conducted an audit of our internal controls over financial reporting. In conjunction with preparing our financial statements as of and for the years ended December 31, 2021 and 2020 for this offering, a material weakness in our internal controls over financial reporting was identified. The material weakness related to a lack of formal, documented and implemented processes, controls and review procedures, specifically due to a lack of a sufficient number of professionals with an appropriate level of internal control knowledge, training and experience. This material weakness did not result in a material misstatement to our financial statements included herein, however this material weakness could result in material inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

We plan to develop a remediation plan to address this material weakness and strengthen our controls in these areas. While we are working to remediate the material weaknesses as quickly and efficiently as possible, we cannot at this time provide the expected timeline in connection with implementing our remediation plan. As of June 30, 2022, we had not yet completed remediation of this material weakness. These remediation measures may be time-consuming and costly and might place significant demands on our financial and operational resources.

The rules governing the standards that will have to be met for our management to assess our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal controls over financial reporting. We have begun the process of designing, implementing, and testing the internal controls over financial reporting required to comply with this obligation. This process is time-consuming, costly, and complicated. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company listed in the United States. If we fail to staff our accounting and finance function adequately or maintain internal controls over financial reporting adequate to meet the demands that will be placed upon us as a public company listed in the United States, our business and reputation may be harmed and the price of our ordinary shares and ADSs may decline. In addition, undetected material weaknesses in our internal controls over financial reporting could lead to restatements of financial statements and require us to incur the expense of remediation. Any of these developments could result in investor perceptions of us being adversely affected, which could cause a decline in the market price of our securities.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our growth will place significant additional pressure on our system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

We have significant debt commitments, which require us to meet certain operating covenants, and if we fail to comply with those covenants the bondholders would be able to accelerate our repayment obligations. Additionally, the conversion of some or all of our bonds into ordinary shares would dilute the ownership interests of existing shareholders.

On October 12, 2020, we entered into a bonds issue agreement with Kreos Capital entities (“KC”), pursuant to which we issued bonds in a total principal amount of €15 million, comprised of (i) a €10 million tranche (the “Second Tranche A Notes”) and a €5 million tranche (the “Second Tranche B Notes”), with an option to issue an additional €5 million tranche (the “Second Tranche C Notes” and collectively with the Second Tranche A Notes and the Second Tranche B Notes, the “Second KC Notes”). The Second Tranche A Notes were issued in October 2020, and the Second Tranche B Notes were issued in November 2020. The Second KC Notes rank pari passu with the First KC Notes. The bond documentation includes certain restrictive covenants and prepayment provisions. If we breach our obligations, it could result in default and trigger an early repayment of the bond. There is no guarantee that we would have the necessary resources to fund an advance repayment of the bond.

On July 30, 2021, we issued approximately €25 million 6% convertible senior unsecured and unsubordinated bonds due July 30, 2026 corresponding to 654,621 convertible bonds (the “OCEANE bonds”). The OCEANE bonds are exchangeable, at the option of the bondholders, for new or existing shares and bear interest at a rate of 6% per annum, payable semi-annually on January 30 and July 30 of each year, beginning January 30, 2022. The nominal value of each OCEANE bond was set at €38.19, representing a conversion/exchange premium of 25% over the reference share price and corresponding to the placing price of the newly-issued shares in the concurrent accelerated bookbuilding process announced on July 22, 2021. The issue price of each OCEANE bond was €38.19, representing 100% of the principal amount. The exchange ratio will be adjusted if the adjusted conversion ratio is higher than the updated conversion ratio on January 30, 2023, July 30, 2023 and January 30, 2024. The exchange ratio may be adjusted in the event of certain financial transactions being undertaken by the Company as set out in the terms and conditions of the OCEANE bonds. Prior to maturity, bondholders have the right to receive new and/or existing shares by way of set-off against amounts owed under the OCEANE bonds. Exercising this right results in the cancellation of the OCEANE bonds for which it is exercised. We may suspend this right for a period of up to three months in the event of a share capital increase or other financial transaction as set out in the terms and conditions of the OCEANE bonds.

In June 2020, we obtained a non-dilutive financing in the form of a State-guaranteed loan of €5.0 million. The loan was structured with an initial maturity of 12 months at 0.25% and a five-year extension option. In March 2021, we exercised the five-year extension option with a one-year deferral of principal repayment, with the following conditions: (i) a revised interest rate of 0.58% per annum, excluding insurance and State-guaranteed premium; and (ii) a State-guaranteed premium of €0.1 million to be paid by installments over the contract period starting in June 2021.

The loan includes certain customary covenants and prepayment provisions. The negative covenants include an undertaking not to dispose of all or part of our assets for more than 50% of the gross value of our fixed assets. If we breach our obligations under the contract, it could result in default and thus trigger an early repayment of the loan. There is no guarantee that we would have the necessary resources to cope with an advance repayment demand of the loan. We can also not guarantee that we will have sufficient cash to make the scheduled payments.

There is also no guarantee that we will have sufficient cash to pay the bonds issued to KC at maturity, which could have a negative impact on our business as security interests have been granted on our principal tangible and intangible assets: in particular, on our goodwill, intellectual property rights relating to our main drug candidates, as well as a pledge of our bank accounts and claims. There is also no guarantee that we will have sufficient cash to make the scheduled payments on the OCEANE bonds or the State-guaranteed loan, which could have a material adverse effect on our business, financial position and results of operations. Any failure to make scheduled payments or trigger for early repayment of the loan could have a material adverse effect on our business, financial position, income, growth and outlook.

We rely on grants and subsidies, which may not continue to be available and we may be forced to repay conditional advances prematurely if we fail to comply with our contractual obligations under certain innovation grant agreements.

We have received various grants and conditional advances from Bpifrance under various development programs, in a total amount of €20.1 million as at June 30, 2022. In the event that we do not comply with the contractual conditions stipulated in the aid agreements we have entered into, we may have to repay the sums advanced early. Such premature repayment could deprive us of the necessary financial resources for our research and development projects and we cannot guarantee that we will find necessary additional financial resources, the timeline for or the possibility of replacing these financial resources with others. We cannot guarantee that we will have the necessary resources to cope with an early repayment. A material repayment would result in a material adverse effect on our business, operations, financial position, income, growth, and outlook.

In addition, the amount and date of payment of current and future grants and subsidies depend on many factors that are not in our control, including possible non-distribution decisions or the freezing of funds, as well as the achievement of key milestones previously agreed on with Bpifrance. Delays or failure in obtaining or replacing these grants and subsidies in the future could have a material adverse effect on our business, financial position, income, growth and outlook.

Current equity agreements and convertible debt instruments may dilute our equity resulting in dilution to our stockholders, including purchasers of our common stock in this offering.

Since our incorporation, we have issued and granted founder warrants (“BCEs”) and stock subscription warrants (“BSAs”) and granted free bonus shares (“AGAs”) to persons linked to us and financing entities. We have also issued convertible bonds. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

The theoretical exercise of all the founder warrants and stock subscription warrant instruments giving access to our capital issued and outstanding as of September 30, 2022, excluding securities held by financing entities, would allow for the subscription of 866,693 potential new ordinary shares, resulting in a hypothetical dilution equal to 3.74% based on our existing share capital as of September 30, 2022. In addition, the structured loan taken out with KC and signed on July 24, 2018 included an issue of stock subscription warrants to KC entitling it to the subscription of 185,723 shares. Moreover, the financing through the issue of OCEANE bonds confers entitlement to subscribe for 654,621 shares. The hypothetical exercise in full of all these rights would also result in dilution. The full dilution resulting from the potential exercise of all financial instruments entitling their holders to our capital, which would result in the issue of 2,007,037 shares, corresponds to a potential dilution of 8.25% based on fully diluted capital (i.e., 24,320,222 total shares).

Furthermore, our general meeting of November 9, 2022 delegated authority to the board of directors to carry out one or more capital increases and/or issues of securities giving access to our capital subject to the following limitations:

•

a total maximum nominal amount of the capital increases set at €200,000 (or the equivalent value of that amount in the event of an issue in another currency) with a total maximum nominal amount of the debt securities that may be issued set at €150,000,000 (or the equivalent value of that amount in the event of an issue in another currency); and

•

the shares that may be issued or allotted in the context of equity incentive plans (BCEs, BSAs, stock options and/or AGA) may not exceed 5% of the share capital on a fully diluted basis recorded as of November 9, 2022.

Our failure to maintain certain tax benefits applicable to French biopharmaceutical companies may adversely affect our operations and finances.

As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the Research and Development Tax Credit (crédit impôt recherche) (“Research Tax Credit”), which is a French tax credit aimed at stimulating research and development. The Research Tax Credit can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The Research Tax Credit is calculated based on our claimed amount of eligible research and development expenditures in France and represents €4,204,000 for 2021. The French tax authorities, with the assistance of the Higher Education and Research Ministry, may audit each research and development program in respect of which a Research Tax Credit benefit has been claimed and assess whether such program qualifies in its view for the Research Tax Credit benefit. The French tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions or deductions in respect of our research and development activities and, should the French tax authorities be successful, our credits may be reduced, which would have a negative impact on our results of operations and future cash flows. Furthermore, the French Parliament may decide to eliminate, or to reduce the scope or the rate of, the Research Tax Credit benefit, either of which it could decide to do at any time. If we fail to receive future Research Tax Credit amounts, our business, prospects, financial condition, cash flows or results of operations could be adversely affected.

We may be unable to carry forward existing tax losses.

As of September 30, 2022, our tax losses carried forward amounted to €            . In 2014, we acquired the companies Splicos, Wittycell and Zophis by means of a universal transfer of assets and liabilities. Our tax losses carried forward of the three companies combined (Splicos, Wittycell and Zophis) amounted to €26,021,000 on the date of the mergers and transfer of remaining assets. The transfer of these losses was subject to a post-merger approval by the French tax authorities, which approved the transfer of a total amount of €22,531,000. As a result of the addition of these tax losses, our tax losses carried forward amounted to €232,167,000 as at the end of 2021. Pursuant to Article 209 of the French Tax Code, the option to write off these losses has been suspended since we have continued conducting the business that led to these losses for a minimum period of three years, without making significant changes during this period. In France, the maximum amount of carried forward tax losses that can be written off against the tax profits of a given financial year is limited to €1 million plus 50% of the amount of taxable profits for the financial year exceeding €1 million. The outstanding tax losses remain valid and can be carried forward to be written off against tax profits of subsequent financial years subject to the same limit, for an unlimited period of time. It cannot be ruled out that regulatory or legislative changes in corporate taxation may suppress or limit all or part of the ability to use carried forward tax losses, or limit how long they can be used, to offset future profits. Changes in corporate taxation regarding the use of carried forward tax losses to offset future tax profits, could have a material adverse effect on our financial position and results of operations.

Risks Related to Product Development, Regulatory Approval and Commercialization

Drug candidates under development must undergo costly, rigorous and highly regulated preclinical studies and clinical trials, whose time of completion, number and outcomes are uncertain.

The development of a drug candidate is a long and expensive process with an uncertain outcome, progressing in several phases, where the objective is to demonstrate the therapeutic benefit provided by the drug candidate for one or more indications. Any failure during the various preclinical and clinical phases for a given indication could delay development, production and commercialization of the therapeutic product concerned or even lead to discontinuing its development. Identifying potential drug candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the data or required results required to obtain regulatory approval and achieve commercialization.

During clinical trials, we may encounter difficulties determining and recruiting patients with the appropriate profile. This profile could also vary depending on the different phases of these clinical trials. Patients might then not be recruited according to a timetable compatible with our financial resources which may result in a harm to our operation results.

At each phase of clinical development, we must ask for authorization from the relevant authorities of various countries, according to our development plan, to conduct clinical trials and then present the results of the clinical trials to these authorities. The authorities may refuse to provide the authorizations necessary for clinical trials or have additional requirements (for example, relating to study protocols, patient characteristics, treatment durations, post-treatment follow-up, certain differences in interpreting results between local regulatory agencies), and in some cases may require additional studies. Any refusal or decision by health authorities to require additional trials or examinations would be likely to result in the discontinuation or delay of the development of the products concerned. An absence of or delay in therapeutic response could also result in the delay or even discontinuation of the development of our drug candidates.

We cannot guarantee that the development of our drug candidates will ultimately be successful, and especially within time frames compatible with our financial resources or market needs. Any failure or delay in the development of these products would have a material adverse effect on our business, income, financial position and outlook.

We are developing drug candidates for inflammatory diseases. Currently, there are no similar immunological treatments with marketing authorization granted by competent regulatory authorities. As a result, the outlook is uncertain for the development and profitability of obefazimod in the area of inflammatory diseases, its efficacy and acceptance by patients, doctors and paying agencies. Animal testing does not necessarily predict the results that will be obtained in humans. Positive results for obefazimod during Phase 1 or Phase 2b or 3 clinical trials or those for all the products in the portfolio during their research or preclinical phases might not be confirmed by subsequent phases. Such outcomes could have a material adverse impact on our business, income, financial position and growth.

We are heavily dependent on the success of our drug candidates, in particular obefazimod, and we cannot be certain that obefazimod or any of our other current or future drug candidates will receive regulatory approval, and, without regulatory approval, we will not be able to market our drug candidates.

We currently have no drug candidates approved for sale, and we cannot guarantee that we will ever have marketable drug candidates. Our ability to generate revenue related to sales, if any, will in the near future depend entirely on the successful development and regulatory approval of obefazimod. In Europe and the United States, as well as in many other countries, access to the drug market is controlled and marketing must be authorized by a regulatory authority. Most of the time, this registration application is filed with a national health authority, except in the case of the European Union, where a centralized procedure for reviewing registration dossiers managed by the European Medicines Agency (“EMA”).

The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our drug candidates are, and will remain, subject to comprehensive and extensive regulation by the EMA in Europe, the Food and Drug Administration (“FDA”) in the United States, the Pharmaceuticals and Medical Devices Agency (“PMDA”) in Japan and regulatory authorities in other countries, with regulations differing from country to country. Subject to limited exceptions, we are not permitted to market our drug candidates in Europe, the United States or Japan until we receive approval of a marketing authorization application (“MAA”) from the EMA or (a) Member State(s) authority(ies) or a new drug application (“NDA”) from the FDA or the PMDA. We have not submitted any marketing applications for any of our drug candidates. Regulators of each jurisdiction have their own procedures for approval of drug candidates. Failure to obtain regulatory approval for our drug candidates in any jurisdiction will prevent us from commercializing and marketing our drug candidates in such jurisdictions, and marketing authorizations may be granted for narrow indications which may significantly reduce the market of our drug candidates.

Obtaining and maintaining marketing authorization, by country or by geographical area in the case of the European Union, presupposes compliance with the mandatory standards imposed by the regulatory authorities and submission to the authorities of a great deal of information about the new product regarding its toxicity, dosage, quality, efficacy and safety all over its life cycle. The authorization process is long and expensive, and the result of this process remains uncertain. We are therefore careful to continuously comply with good practices in order not to jeopardize our chances of ultimately obtaining, directly or via our business partners, marketing authorization for the products we are developing. Obtaining marketing authorization in a given country or geographical area does not automatically ensure or immediately lead to obtaining marketing authorization in other countries.

In order to obtain marketing authorization for one of our products, we may have to perform preclinical animal studies and complete human clinical trials in order to demonstrate the safety and efficacy of the product. In the event patients are exposed to unforeseen and serious risks, we or the regulatory authorities may choose to suspend or terminate these clinical trials.

MAAs, NDAs and similar authorizations must include extensive preclinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. NDAs, MAAs and similar authorizations must also include significant information regarding the chemistry, manufacturing and controls for the drug. Obtaining approval of a MAA or a NDA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The EMA, Member States national authorities, FDA and PMDA review processes can take years to complete and approval is never guaranteed. If we submit an NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA. Regulators of other jurisdictions, such as the EMA and the PMDA, have their own procedures for approval of drug candidates. Even if a drug is approved, the FDA, the EMA or the PMDA, as the case may be, may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside Europe, the United States and Japan also have requirements for approval of drug candidates with which we must comply prior to marketing in those countries. Obtaining regulatory approval for marketing of a drug candidate in one country does not ensure that we will be able to obtain regulatory approval in any other country. In addition, delays in approvals or rejections of marketing applications in Europe, the United States or other countries may be based upon many factors, including regulatory requests for additional analyses, reports, data, preclinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of drug development and the emergence of new information regarding our drug candidates or other drug candidates. Also, regulatory approval for any of our drug candidates may be withdrawn, or they may be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our drug candidates, even if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

We may need to maintain or obtain a Good Manufacturing Practice (“GMP”) certificate in order to produce the immunotherapies that we are developing (for clinical trial purposes or during the commercialization phase). We cannot guarantee that we will obtain or be able to maintain this certificate, nor that certain additional constraints related to this certificate will not be imposed on us in the future. Any failure to follow and document adherence to such GMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for our products. Failure to comply with applicable regulations could also result in the EMA, FDA or other applicable regulatory authorities taking various actions, including:

•	levying fines and other civil penalties;

•	imposing consent decrees or injunctions;

•	requiring us to suspend or put on hold one or more of our clinical trials;

•	suspending or withdrawing regulatory approvals;

•	delaying or refusing to approve pending applications or supplements to approved applications;

•	requiring us or our third-party manufacturers to suspend manufacturing activities or product sales, imports or exports;

•	requiring us to communicate with physicians and other customers about concerns related to actual or potential safety, efficacy, and other issues involving our products;

•	mandating product recalls or seizing products;

•	imposing operating restrictions; and

•	seeking criminal prosecutions.

The FDA generally requires two adequate and well-controlled clinical trials to support approval. In addition, we must scale up manufacturing and complete other standard preclinical studies and clinical trials. We cannot predict whether our future trials will be successful or whether regulators will agree with our conclusions regarding the preclinical studies and clinical trials we have conducted to date and will conduct in the future.

Failure to obtain authorization for our drug candidates in one or more jurisdictions, particularly in respect of our lead drug candidate, obefazimod, would have a material adverse effect on our business, outlook, financial position, results and development.

Our drug candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, or, if approval is received, require our drug candidates to be withdrawn from the market, require them to include safety warnings or otherwise limit their sales.

Undesirable side effects caused by our drug candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials, or even discontinuation and could result in a more restrictive label or the delay or denial of regulatory approval by the EMA, FDA, PDMA or other comparable authorities in other jurisdictions. If severe side effects were to occur, or if one of our drug candidates is shown to have other unexpected characteristics, we may need to either restrict the use of such product to a smaller population or abandon development of such drug candidates.

If one or more of our drug candidates received marketing approval, and we or others later identify undesirable side effects caused by such drugs or negative interactions with other products or treatments (including, for example, as a result of interactions with other products once on the market), a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the product’s label;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	physicians, healthcare payors, patients or the medical community in general may not recommend/use our products;

•	sales of the product may decrease significantly; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular drug candidate, if approved, and could have a material adverse effect on our business, prospects, financial condition, cash flows or results of operations.

Clinical failure can occur at any stage of clinical development. The results of earlier clinical trials as well as data from any interim analysis of ongoing trials are not necessarily predictive of future results and any drug candidate we advance through clinical trials may not have favorable results in later clinical trials.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Clinical failure can occur at any stage of our clinical development. Success in preclinical studies and early clinical trials, as well as data from any interim analysis of ongoing trials do not ensure that subsequent clinical trials will generate the same or similar results. A number of companies in the pharmaceuticals industry, including those with greater resources and experience than us, have suffered significant setbacks in Phase 3 clinical trials, even after seeing promising results in earlier clinical trials, and we could face similar setbacks. In some instances, there can be significant variation in safety or efficacy results between different clinical trials of the same drug candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. Moreover, data obtained from preclinical and clinical activities is subject to varying interpretations, which may delay, limit or prevent regulatory approval. Any such delays or failures could negatively impact our business, financial condition, results of operation and prospects. The positive results generated in preclinical and clinical trials for obefazimod does not ensure that current or future trials will continue to demonstrate similar safety and/or efficacy results.

Drug candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any drug candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will, as well. Based upon negative or inconclusive results, we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. Further, data obtained from trials and studies are susceptible to varying interpretation, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

We cannot guarantee the commercial success of the drug candidates that we develop.

If we or one or more of our commercial partners succeeds in obtaining marketing authorization, allowing us or them to market the therapeutic products developed by us, it may nevertheless take time to gain the support of the medical community, health care providers and third-party payers.

The level of market acceptance for each of our products will depend on several factors, notably on the following:

•	prescribers’ perception of the product’s therapeutic benefit;

•	healthcare policies established in each of the countries in which we are considering marketing our products;

•	possible occurrence of adverse reactions once marketing authorization has been obtained;

•	ease of use of the product, especially relating to its mode of administration;

•	cost of treatment;

•	reimbursement policies of governments and other third parties;

•	effectiveness of sales and marketing efforts;

•	effective implementation of a scientific publication strategy;

•	willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	prevalence and severity of any side effects;

•	development of one or more competing products for the same indication; and

•	restrictions on the use of the product together with medications.

Although the products we are developing are likely to provide a therapeutic response to a need that is presently unmet, poor market penetration resulting from one or more of the factors described above would have a negative impact on their commercialization and on our ability to generate profits, which could have a material adverse effect on our business, outlook, financial position, income and growth.

Our future may depend on our most advanced clinical development program, obefazimod, since our other drug candidates are in a less advanced stage of development.

Obefazimod, a small molecule drug candidate against inflammatory diseases (such as inflammatory bowel disease (“IBD”) (including ulcerative colitis (“UC”) and Crohn’s disease (“CD”)) and rheumatoid arthritis (“RA”)), is our most advanced drug candidate. Obefazimod has required, and may continue to require, significant investments of our time and financial resources, as well as the special attention of highly qualified staff. Consequently, if we were unable to obtain conclusive results in ongoing maintenance trials, Phase 3 of obefazimod in UC or Phase 2b of obefazimod in CD or RA, it could have a material adverse effect on our business, outlook, financial position, results and development.

We may experience setbacks that could delay or prevent regulatory approval of our drug candidates or our ability to commercialize any products, including:

•

negative or inconclusive results from our preclinical studies or clinical trials or the clinical trials of others for drug candidates similar to ours, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

•	product-related side effects experienced by subjects in our clinical trials or by individuals using drugs or therapeutics comparable to our drug candidates;

•

delays in submitting investigational new drug applications in the United States or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators or institutional review boards (“IRBs”) to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

•

if the FDA or comparable foreign authorities do not accept the earlier preclinical and clinical trial work, then we may need to conduct additional preclinical studies or clinical trials beyond that which we currently have planned and significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our drug candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our drug candidates and may harm our business;

•	conditions imposed by the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

•	delays in contracting with clinical sites or enrolling subjects in clinical trials, including due to the COVID-19 pandemic and/or other macroeconomic factors;

•	delays or interruptions in the supply of materials necessary for the conduct of our clinical trials;

•	regulators or IRBs or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•

the FDA or other comparable regulatory authorities may disagree with our clinical trial design, including with respect to dosing levels administered in our planned clinical trials, which may delay or prevent us from initiating our clinical trials with our originally intended trial design;

•

delays in reaching, or failure to reach, agreement on acceptable terms with prospective trial sites, investigators and prospective contract research organizations (“CROs”) which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•

the number of subjects required for clinical trials of any drug candidates may be larger than we anticipate or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•

our CROs for preclinical studies or clinical trials may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or take actions that could cause clinical sites or clinical investigators to drop out of the trial, which may require that we add new clinical trial sites or investigators;

•

greater than anticipated clinical trial costs, including as a result of delays or interruptions that could increase the overall costs to finish our clinical trials as our fixed costs are not substantially reduced during delays;

•

we may elect to, or regulators, IRBs, Data Safety Monitoring Boards (“DSMBs”), or ethics committees may require that we or our investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	we may not have the financial resources available to begin and complete the planned trials, or the cost of clinical trials of any drug candidates may be greater than we anticipate;

•

the supply or quality of our drug candidates or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate to initiate or complete a given clinical trial;

•

the FDA or other comparable foreign regulatory authorities may require us to submit additional data such as long term toxicology studies, or impose other requirements before permitting us to initiate a clinical trial, including because the FDA has not reviewed our preclinical or clinical data, to date, having been developed outside the United States;

•	inability to compete with other therapies;

•	poor efficacy of our drug candidates during clinical trials;

•	unfavorable FDA or other regulatory agency inspection and review of clinical trial sites or manufacturing facilities;

•

unfavorable product labeling associated with any product approvals and any requirements for a Risk Evaluation and Mitigation Strategy (“REMS”) that may be required by the FDA or comparable requirements in other jurisdictions to ensure the benefits of an individual product outweigh its risks;

•	unfavorable acceptance of our clinical trial data by the patient or medical communities or third-party payors;

•

delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or

•	varying interpretations of data by the FDA and similar foreign regulatory agencies.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and our manufacturing, marketing, distribution and sales efforts or that of any future collaborator.

We are developing certain of our drug candidates in combination with other therapies, and safety or supply issues with combination use products may delay or prevent development and approval of our therapeutic candidates.

We are developing certain of our drug candidates in combination with one or more approved or investigational therapies. Even if any drug candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA, EMA, PDMA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our drug candidates are replaced as the standard of care for the indications we choose for any of our drug candidates, the EMA, FDA, PDMA or similar foreign regulatory authorities outside may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

We also may evaluate our drug candidates in combination with one or more therapies that have not yet been approved for marketing by the FDA, EMA, PDMA or similar foreign regulatory authorities. We will not be able to market and sell any drug candidate we develop in combination with an unapproved therapy if that unapproved therapy does not ultimately obtain marketing approval. In addition, unapproved therapies face the same risks described with respect to our drug candidates currently in development, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA, EMA or PDMA approval.

If the FDA, EMA or similar foreign regulatory authorities do not approve these other therapies or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the therapies we choose to evaluate in combination with our drug candidates, we may be unable to obtain approval of or market any such drug candidate.

We may not be able to find industrial partners to pursue the clinical and commercial development of obefazimod.

We aim to enter into licensing and distribution partnerships with pharmaceutical companies in order to fund the completion of the clinical development and marketing preparation of our anti-inflammatory candidate, obefazimod, for the treatment of inflammatory diseases (such as IBD and RA) and viral infections. Consequently, we should find partners with sufficient capacity to perform Phase 1 and/or 2 and/or 3 clinical trials on a national or international scale and mass-produce, distribute and market immunotherapies, anti-inflammatory treatments such as obefazimod. If we were to enter into such partnerships, the commercialization of our products would depend, in part, on the clinical, industrial, marketing and commercial development efforts of our business partners and the ability of these partners to produce and sell obefazimod. Any failure on the part of our partners could have a material adverse effect on our growth and outlook.

It is also possible that we may not be able to enter into partnerships under economically reasonable conditions or at all. This could have a material adverse effect on our business, outlook, financial position, results and development.

We may not be able to conduct, or contract others to conduct, animal testing in the future, which could harm our research and development activities.

Certain laws and regulations relating to drug development require us to test our drug candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted or delayed.

Risks Related to our Operations and Strategic Development

We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

In order to manage our anticipated development and expansion, including the potential commercialization of our drug candidates in Europe and the United States we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such expected growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert the attention of our management and business development resources away from day-to-day activities and devote a substantial amount of time to managing internal or external growth. Our inability to manage growth or unexpected difficulties encountered during expansion could have a material adverse effect on our business, income, financial position, growth and outlook.

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as:

•	fluctuations in foreign currency exchange rates;

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;

•	potential changes to the accounting standards, which may influence our financial situation and results;

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;

•	difficulties in attracting and retaining qualified personnel;

•	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;

•

rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and

•	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

The market opportunities for our drug candidates may be limited to patients who are ineligible for or have failed prior treatments and may be small or different from our estimates.

The current IBD treatment approach is influenced by multiple factors, including disease severity, previous response to treatment, side effects and co-morbidities. The current standard of care for treatment of patients with mild IBD involves the use of conventional anti-inflammatory therapies. Conventional anti-inflammatory therapies include: aminosalicylates (e.g., 5-ASA), immunosuppressants or immunomodulators (e.g., 6-mercaptopurine (“6-MP”), methotrexate (“MTX”)) and corticosteroids that are usually prescribed for short-term treatment to manage flare-ups. Despite these conventional therapies, patients suffering from mild IBD may evolve towards moderate and severe forms of IBD requiring the use of advanced therapies. However, available therapies often only have moderate efficacy that changes or may wane over time, as patients have the potential to stop responding or do not respond at all to these treatments and thus require new therapeutic management options.

While we hope to position obefazimod as a first line therapy after failure of conventional treatments, there is no guarantee that even if approved, it would be approved for first line therapy. This could limit our potential market opportunity. In addition, we may have to conduct additional clinical trials prior to gaining approval for first line therapy.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Sales of our drug candidates could be adversely impacted by the reluctance of physicians, healthcare payors, patients or the medical community in general to adopt them and by the availability of competing drugs.

Even if we obtain regulatory approval for one or more of our drug candidates, physicians and healthcare payors, patients or the medical community in general may be reluctant to try a new drug due to the high degree of risk associated with the application of new drugs in the field of human medicine, especially if the new drug differs from the currently prevailing medication for a given complaint. We will need to expend significant sums of money to market our products to increase the public’s awareness within numerous limits set by the regulations concerning the promotion of drugs. If our products do not achieve an adequate level of acceptance, we may not generate enough revenues to become profitable or the profitability may occur much later.

Competing drug candidates in the chronic inflammatory disease field are being manufactured and marketed by other companies, including, but not limited to, AbbVie, Pfizer, Eli Lilly, Takeda and Johnson & Johnson. To compete with other drugs, particularly any that sell at lower prices, our drug candidates will have to provide medically significant advantages or be more cost-effective. Even if we can overcome physician reluctance and compete with products that are currently on the market, our competitors may succeed in developing new, safer, more accurate or more cost-effective treatments or therapeutic indications that could render our drug candidates obsolete or non-competitive.

Global economic conditions could materially adversely impact demand for our drug candidates.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments, such as the war in

Ukraine and global economic phenomena, as well as general financial market turbulence and natural phenomena such as the COVID-19 pandemic. Uncertainty about global economic conditions could result in:

•

third-party suppliers being unable to produce components for our drug candidates in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and

•

once our drug candidates are available for sale, customers postponing purchases of our drug candidates in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material adverse effect on demand for our drug candidates, either of which could, accordingly, have a material adverse effect on our business, results of operations or financial condition.

Access to public financing and credit can be negatively affected by the effect of these events on European, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our ordinary shares.

Changes to trade policy, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Changes in laws and policies governing foreign trade could adversely affect our business. As a result of recent and future policy changes, there may be greater restrictions and economic disincentives on international trade. Such changes have the potential to adversely impact the global and local economies, our industry and global demand for our drug candidates and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in currency exchange rates may significantly impact our results of operations.

Our business is located, and our operations are conducted, in Europe. As a result, we are exposed to an exchange rate risk between the U.S. and the Euro. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. An appreciation of the Euro against the U.S. dollar could increase the relative cost of our drug candidates outside of Europe, which could have a negative effect on sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Euro dollar against the U.S. dollar would increase the cost of such goods and services.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Euro. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

We rely on a small number of third-party suppliers, and in certain cases a single-source supplier, and we may be in a position of dependence with respect to our subcontractors.

We currently rely, and expect to continue to rely, on a small number of third-party suppliers, and in certain cases a single-source supplier, for the supply of various raw materials and chemical products and clinical batches needed for our preclinical studies and clinical trials. In the case of certain manufactured and clinical supplies, we rely on single-source suppliers. The supply of specific raw materials and products required for conducting clinical trials and manufacturing our products cannot be guaranteed.

We are dependent on third parties for the supply of various materials, including chemical or biological products that are necessary to produce investigational immunotherapies for our clinical trials and, ultimately, the immunotherapies we developed.

We cannot ensure that these suppliers will remain in business, will maintain their regulatory approvals, meet their contractual obligations in a timely manner, have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. In such a case, we may not be able to find other suppliers for chemical or biological materials or products of acceptable quality and cost and in appropriate volumes. If a supplier or manufacturer were not available, or if the supply of products and materials were reduced or discontinued, we could be unable to continue to develop, produce and commercialize our products on time and in a competitive manner. Moreover, our materials and products are subject to strict manufacturing requirements and rigorous testing. Delays in manufacturing these materials and products by our suppliers could affect our ability to complete clinical trials and commercialize our products in a profitable and timely manner.

Should we encounter difficulties in the supply of these chemical or biological materials or products, if we are unable to maintain our current supply agreements or enter into new agreements to develop and manufacture our products in the future, our business, outlook, financial position, income and growth could be materially adversely affected.

As part of our development, we use subcontractors, especially for the production of finished or semi-finished product batches intended for preclinical studies and clinical trials.

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed. Furthermore, since we do not have sufficient human resources and expertise at this stage of our development to conduct all the regulatory preclinical studies and clinical trials required for the development of the drug candidates we design, these trials are entrusted to specialized healthcare organizations through companies specialized in managing clinical trials, CROs such as IQVIA or Simbec Orion, and in the provision of research or product manufacturing services, such as Acobiom, Eurofins, Cerba, Evotec, Delpharm, Seqens, Creapharm, Charles River or Histalim. We rely on these parties for execution of our preclinical and clinical trials, and we control only certain aspects of their activities. The outsourcing of these clinical trials generates risks and costs related to selecting these organizations. Operational difficulties may also occur, notably due to distance or geographical dispersion of the clinical trial sites.

Any failure on the part of these subcontractors may have consequences on the timetable or the continuation of the clinical trials on the drug candidates obefazimod and other molecules, as well as on data quality, which must comply with strict standards (Good Clinical Practice, GMP or the International Council for Harmonization Harmonized Tripartite Guideline for Good Clinical Practice) imposed by the supervisory authorities and may thus delay the commercialization of the products. Furthermore, we cannot guarantee that the amount of potential damages related to the clinical research of the products that we develop will not be greater than the compensation limits in the contracts signed with the CROs.

Such events would have a material adverse effect on our business, outlook, financial position, income and growth.

Our future success depends on our ability to retain our key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on our management, scientific and medical personnel whose services are critical to our success. Our success depends greatly on the involvement and expertise of our senior executives and qualified scientific staff. While Dr. Philippe Pouletty, MD, our founder and Chairman of our board of directors since our inception in 2013, resigned in August 2022, he continues to support our development as a member of our board of directors. We do not maintain key person insurance. The temporary or permanent unavailability of our management and scientific staff, as well as Dr. Pouletty, could lead to:

•	loss of know-how and weakening of certain activities, especially in the case of transfer to the competition; and

•	deficiencies in terms of technical skills that could slow down activity and ultimately impair our ability to reach our objectives.

Recruiting and retaining additional qualified management and scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success, particularly as we expand in order to acquire additional skills, such as manufacturing, quality assurance and regulatory and medical affairs. The loss of the services of our senior management team or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drug candidates. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel.

We also experience intense competition for the hiring of scientific and clinical personnel from other companies, universities and research institutions. We may not be able to attract or retain qualified management and scientific personnel in the future due to intense competition for a limited number of qualified personnel. Many of those that compete with us for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Our competitors may also provide more diverse opportunities and better chances for career advancement. An inability to attract and retain high quality personnel will have a material adverse effect on our business, prospects, financial condition, cash flow or results of operations.

In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, the marketing and production of our drugs could be delayed or prevented, which could, in turn, have a material adverse effect on our business, prospects, financial condition, cash flows or results of operations.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures, reckless and/or negligent conduct or unauthorized activity that violates (i) the laws and regulations of the European Economic Area (“EEA”) countries, the European Commission, EMA, FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities, (ii) manufacturing standards, (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in Europe, the United States and elsewhere and (iv) laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements.

Such misconduct also could involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government-funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations, any of which could have a negative impact on our business, financial condition, results of operations and prospects.

We have limited infrastructure in market access, sales, marketing and distribution.

We lack infrastructure and resources in the fields of sales, marketing and distribution. We need to develop our own marketing and sales capacity, either alone or with partners once marketing authorizations have been obtained. As part of setting up our sales and marketing infrastructure, we will need to incur additional expenses, mobilize management resources, implement new skills and take the time necessary to set up the appropriate organization and structure to support the products in accordance with current legislation and, more generally, optimize commercialization efforts. We compete with many companies that currently have extensive, experienced and well-funded market access, marketing and sales operations to recruit, hire, train and retain marketing and sales personnel, and will have to compete with those companies to recruit, hire, train and retain any of our own market access, marketing and sales personnel. If we are unable to expand our sales and marketing team, we may be unable to compete successfully against these more established companies. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration. If we are unable to enter into such arrangements when needed, on acceptable terms, or at all, we may not be able to successfully commercialize any of our drug candidates that receive regulatory approval or any such commercialization may experience delays or limitations. Factors that may inhibit our efforts to build a sales, marketing and distribution organization:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•

the inability of sales personnel to obtain access to physicians, educate physicians about patients for whom our drug candidates may be appropriate treatment options and attain adequate numbers of physicians to prescribe any drugs;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors;

•	restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population;

•	the lack of complementary medicines to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

There are numerous competitors in the market for therapeutic treatments of inflammatory diseases.

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Many pharmaceutical companies, biotech companies, institutions, universities and other research organizations are actively engaged in the research, discovery, development and commercialization of therapeutic responses for the treatment of the diseases targeted by us. Significant competitive factors in our industry include: (i) product efficacy and safety; (ii) quality and breadth of an organization’s technology; (iii) skill of an organization’s employees and its ability to recruit and retain key employees; (iv) timing and scope of regulatory approvals; (v) government reimbursement rates for, and the average selling price of, pharmaceutical products; (vi) the availability of raw materials and qualified manufacturing capacity; (vii) manufacturing costs; (viii) intellectual property and patent rights and their protection; and (ix) sales and marketing capabilities. Given the intense competition in our industry, we cannot assure you that any of the products that we successfully develop will be clinically superior or scientifically preferable to products developed or introduced by our competitors. In addition, significant delays in the development of our drug candidates could allow our competitors to succeed in obtaining EMA, FDA, PMDA or other regulatory approvals for their drug candidates more rapidly than us, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights.

Our competitors in the chronic inflammatory disease field are primarily large pharmaceuticals companies including, but not limited to AbbVie, Pfizer, Eli Lilly, Takeda and Johnson & Johnson. Several lines of research are being developed to improve the treatment of IBD. Many companies are working to develop new, more effective and better tolerated treatments with more practical formulations, especially small molecules administered orally, better accepted than monoclonal antibodies that require administration by injection. See “Business—Competition”.

Further, our competitors may be more effective at using their technologies to develop commercial products. Many of the organizations competing with us have significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies, conducting clinical trials, obtaining regulatory approvals and marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through partnership arrangements with large and established companies. These companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

The development potential in the markets in which we operate is such that the arrival of new competition is probable. New market entrants, increased competition in specific areas, or in general, would have a material adverse effect on our business, income, financial position and outlook for growth.

We depend on, and will continue to depend on, collaboration and strategic alliances with third partners. To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

An important element of our strategy for developing, manufacturing and commercializing our drug candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants. The collaboration agreements that we have established, and any collaboration arrangements that we may enter into in the future, may not be successful, which would have a negative impact on our business, results of operations, financial condition and growth prospects.

Any partnerships or alliance we have or may have in the future may be terminated for reasons beyond our control or we may not be able to negotiate future alliances on acceptable terms, if at all. These arrangements may result in us receiving less revenue than if we sold our products directly, may place the development, sales and marketing of our products outside of our control, may require us to relinquish important rights or may otherwise be on unfavorable terms. Collaborative arrangements or strategic alliances will also subject us to a number of risks, including the risk that:

•	we may not be able to control the amount and timing of resources that our strategic partner/collaborators may devote to the drug candidates;

•	strategic partner/collaborators may experience financial difficulties;

•	the failure to successfully collaborate with third parties may delay, prevent or otherwise impair the development or commercialization of our drug candidates or revenue expectations;

•	products being developed by partners/collaborators may never reach commercial stage resulting in reduced or even no milestone or royalty payments;

•

business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete their obligations under any arrangement;

•	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing drug candidates.

Our partnerships and licensing agreements relating to the technologies belonging to us may not be successful.

The various drug candidates developed by us arise from proprietary or licensed technologies with leading academic partners, including Scripps Research Institute, University of Chicago, Brigham Young University, the Montpellier Institute of Molecular Genetics at the Centre National de la Recherche Scientifique (“CNRS”) and the Institut Curie. If the clinical trials conducted by us were to reveal safety and/or therapeutic efficacy problems or if the use of one of the platforms were to violate an intellectual property right held by a third party, this could threaten the use and operation of some of our technology platforms and require additional research and development efforts and additional time and expense to address these difficulties, with success not being guaranteed. The development of a portion of our product portfolio would be affected, which would have a material adverse effect on our business, outlook, growth, financial position and income.

The reimbursement of drugs and treatments is beyond our control.

After achieving regulatory authorization and once marketing authorization is granted, the process of setting the sales price of drugs and their reimbursement rates begins. The conditions for setting the sales price and reimbursement rate for drugs are beyond the control of pharmaceutical companies. They are decided by competent public committees and bodies and by social security or private insurance companies. In this context, we or our partners could be asked to perform additional studies on our products. These studies could generate additional costs for us or our partners and lead to delays in marketing the drug, which could have an impact on our financial position.

There is significant uncertainty related to the reimbursement of newly-approved drugs. The level of reimbursement will impact market acceptance and sale of our drug candidates. Reimbursement by a third-party is dependent on a number of factors, including, without limitation, the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

The possibility that we could receive royalties from our industrial partner or partners on the sale of some of our products and our ability to make sufficient profits on the marketing of our treatments or those for which we have entered into distribution contracts will depend on these reimbursement conditions. If delays in the price negotiation procedure result in a significant delay in marketing, if our product does not obtain an appropriate level of reimbursement, or if the accepted price level and reimbursement rate of the treatments we market are changed, our profitability will be reduced.

We are also unable to guarantee that we will succeed in maintaining, over time, the price level of our products or those for which licenses have been granted, or the accepted reimbursement rate. Under these conditions, there could be a material adverse effect on our business, financial position and results of operations.

The pricing, insurance coverage and reimbursement status of newly-approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our drug candidates, if approved, could limit our ability to market those products and decrease our ability to generate product revenue.

Successful sales of our drug candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid in the United States, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any drug candidates for which we obtain regulatory approval.

In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered and reimbursed. Coverage and reimbursement for drug products can differ significantly from payor to payor. Therefore, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Moreover, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Reimbursement may impact the demand for, and/or the price of, any product for which we obtain marketing approval. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided, and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement is critical to new product acceptance.

Additionally, we or our collaborators may develop companion diagnostic tests for use with our product candidates. We or our collaborators will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our product candidates, once approved. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics. Our inability to promptly obtain coverage and adequate reimbursement from both third-party payors for the product candidates and companion diagnostic tests that we or our collaborators develop and for which we obtain regulatory approval could have a material and adverse effect on our business, financial condition, results of operations and prospects.

In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies. EU member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favorable reimbursement and pricing arrangements, and prices are usually revised periodically, such that any given price may decrease upon various occurrences.

Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus of this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

Price controls may be imposed in markets in which we operate, which may negatively affect our future profitability.

In some countries, particularly EU member states, Japan, Australia and Canada, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or our collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our drug candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our drug candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, there could be a material adverse effect on our business, financial condition or results of operations.

The COVID-19 pandemic has been, and may continue to be, highly disruptive to our business, industry and in general.

In December 2019, a new human-transmissible strain of coronavirus, COVID-19, appeared in Wuhan, China. Since then, COVID-19, the disease caused by the novel coronavirus, has spread to most countries around the world, including to countries in which our clinical trials are planned or in progress. As of the date of this prospectus, the virus is still widely present and new variants have appeared. The spread and persistence of the virus are likely to have an adverse effect on our overall activities and, in particular, on the conduct of our clinical trials. Although effective vaccines and treatments were developed and authorized during 2021, the emergence of new strains of COVID-19 that are more virulent or resistant to vaccines or treatments cannot be excluded. The following consequences should be considered:

•	delays or difficulties in recruiting patients for our clinical trials;

•	delays or difficulties in launching clinical trial sites, including difficulties in recruiting investigators and clinical site staff; and

•	diversion of health care resources from the conduct of clinical trials, of hospital staff supporting the conduct of clinical trials.

In addition to the risks listed above, and as part of our clinical trials in countries in pandemic zones, we may also experience the following adverse effects:

•	potential delays in the conduct of our research and preclinical studies, preventing research and preclinical studies from being conducted as planned;

•	delays in obtaining authorizations from the administrative and regulatory authorities required to launch the planned preclinical studies and clinical trials;

•	delays in the receipt of supplies and equipment necessary for the completion of our research activities and our preclinical studies and clinical trials;

•	interruption or delays affecting the activity of contractors who provide research services to us;

•	refusal of the competent regulatory authorities to accept data from clinical trials conducted in the geographical areas affected by the pandemic;

•

the interruption of global maritime trade could affect the transportation of research materials for preclinical studies and clinical trials, such as experimental drugs and comparator drugs used in our clinical trials; and

•

delays in the necessary interactions with local authorities, ethics committees or other important and third-party co-contracting bodies due to limitations in human resources or forced leave of state employees.

If one or more of the above risks were to materialize, the planned and ongoing clinical trials and, therefore, the publication of the data and results of these studies and all subsequent steps leading to the commercialization of drug candidates being studied, could be significantly delayed. Such a situation could have a material adverse effect on our business, income, financial position and growth.

The extent to which the COVID-19 coronavirus may impact our activity and clinical trials will depend on future developments, which cannot be predicted with certainty, such as the emergence of new strains of the COVID-19 coronavirus that may be resistant to the vaccines or treatments currently available, access to vaccines and treatments for the various populations worldwide, the final geographical spread of the disease, its duration, travel restrictions and social distancing measures in the European Union, the United States and other countries, business closures or disruptions, and the effectiveness of measures taken in those countries to contain and treat the disease. In addition, the short- and medium-term magnitude of the negative impact of this pandemic on financial markets, our stock price and our ability to obtain finance is currently unknown. The global economy has been heavily impacted by the pandemic and uncertainty over its future evolution. In the light of the foregoing, we are currently unable to provide a comprehensive assessment of the risks linked to the global outbreak of COVID-19. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting Our Results of Operations—COVID-19 Pandemic”.

The war between Ukraine and Russia may affect our business, industry and the markets in which we operate.

In February 2022, Russia invaded Ukraine. The conflict has already had major implications for the global economy and the rate of inflation, particularly in relation to the supply of energy, raw materials and food products. It has also caused intense volatility on the financial markets, something that is still ongoing at the reporting date and has pushed down stock market prices the world over.

Given these developments, we have decided not to include Ukraine, Russia and Belarus in our global Phase 3 program for obefazimod in UC. However, the global scale of this conflict cannot be predicted at this stage. We, therefore, cannot rule out an adverse impact of this conflict on our business, including in terms of access to raw materials, logistics, the performance of clinical trials and in relation to any future financing we may seek.

The Phase 2b maintenance study of obefazimod in moderate to severe UC is our only clinical trial currently in progress in Ukraine. The 12-month assessment was carried out in all the Ukrainian patients before the war broke out and these patients are, therefore, included in the one-year maintenance results that were reported on April 6, 2022.

Risks Related to our Intellectual Property

Our ability to commercialize our drug candidates may decrease if we are unable to protect our intellectual property rights or if these rights are insufficient for our purposes.

Our commercial success depends particularly on our ability and the ability of our partners to obtain, maintain and ensure, against third parties, the protection of our patents, trademarks and related applications and other intellectual property rights or similar rights (such as trade secrets, business secrets and know-how) or those we are authorized to use in the course of our business. It is also important, for the success of our business, that we are able to provide similar protection for all our other intellectual property rights in Europe, the United States, Asia and other key countries. We dedicate substantial financial and human resources to this and intend to continue our policy of protection through new patent applications as soon as we deem it appropriate.

Our technology is currently protected by patents and patent applications that we have filed or for which we have an exclusive license. However, we or our partners might not be able to maintain the protection of our intellectual property rights and we could, thereby, lose our technological and competitive advantage.

Firstly, our intellectual property rights and those of our partners offer protection for a period that may vary from one territory to another. The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we are seeking patent protection for our drug candidates, the patent term is 20 years from the earliest date if filing a non-provisional patent application. In the United States, the term of a patent may be lengthened by a patent term adjustment, which provides for term extension in the case of administrative delays at the United States Patent and Trademark Office (“USPTO”) in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent with an earlier expiration date. Furthermore, in the United States, the term of a patent covering an FDA approved drug may be eligible for a patent term extension under the Hatch-Waxman Amendments as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended. In the future, if any of our drug candidates receives FDA approval, we expect to apply for a patent term extension, if available, to extend the term of the patent covering such approved drug candidate. We also expect to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such an extension should be granted, and even if granted, the length of such an extension. In France and Europe, the term of the patent is 20 years from the date the patent application is filed, with the understanding that this period may be extended up to another five years if a supplementary protection certificate is filed and an additional six months if a pediatric investigation plan is applied.

Secondly, we and our partners could encounter difficulties in the filing and examination of some of our patent, trademark or other intellectual property rights applications currently being examined/registered. At the time a patent application is filed, there may be other patents that could constitute opposable prior art that may have not yet been published. Despite prior art searches and monitoring, we cannot be certain that we are the first to conceive of an invention and file a patent application relating thereto; in particular, it should be noted that in most countries, the publication of patent applications takes place 18 months after the filing of the applications themselves and that discoveries are sometimes only the subject of publication or patent application months or even years later. Likewise, when filing one of our trademarks in a country where it is not covered, we could find that the trademark in question is not available in that country. A new trademark would then need to be sought for the country in question or an agreement negotiated with the prior holder of the trademark. Therefore, it is in no way certain that our current and future applications for patents, trademarks and other intellectual property rights will result in registrations.

Thirdly, the simple granting of a patent, trademark or other intellectual property rights does not guarantee validity or enforceability. Our competitors may at any time contest the validity or enforceability of our or our partners’ patents, trademarks or applications relating thereto before a court or in the context of other specific procedures which, depending on the outcome of such disputes, could reduce their scope, result in their invalidation or allow them to be circumvented by competitors. In addition, developments, changes or divergences in the interpretation of the legal framework governing intellectual property in Europe, the United States or other countries could allow competitors to use our or our partners’ inventions or intellectual property rights to develop or market our products or technologies without financial compensation. Moreover, there are still certain countries that do not protect intellectual property rights in the same way as in Europe and the United States, and the effective procedures and rules necessary to ensure the defense of our rights may not exist in these countries. There is therefore no certainty that our existing and future patents, trademarks and other intellectual property rights will not be disputed, invalidated or circumvented, or that they will provide effective protection against competition and the patents of third parties covering similar inventions.

Consequently, our rights to our owned or licensed patents, trademarks and the related applications and other intellectual property rights may not confer the protection expected against competition. We therefore cannot guarantee with certainty that:

•	we will be able to develop novel inventions for which a patent could be filed or issued;

•	applications for patents and other property rights currently under review will actually result in the granting of patents, trademarks or other registered intellectual property rights;

•	patents or other intellectual property rights granted to us or our partners will not be contested, invalidated or circumvented; or

•

the scope of protection conferred by our or our partners’ patents, trademarks and intellectual property rights is and will remain sufficient to protect it against competition and the patents, trademarks and intellectual property rights of third parties covering similar devices, products, technologies or developments.

Were these eventualities to occur, they could have a material adverse effect on our business and growth.

Our ability to pursue the development of some of our drug-based candidates depends on the maintenance in force of the licensing agreements entered into with various institutes. We have licenses granted by the CNRS, the University of Montpellier and/or the Institut Curie for certain patents or patent co-ownership rights resulting from cooperation with the CNRS, the University of Montpellier and the Institut Curie, which allowed obefazimod to be developed and a chemical library of more than 2,200 small molecules to be generated.

These license contracts provide the possibility for the licensor to end an agreed exclusivity or terminate the contracts in the event of non-payment of fees, a dispute over the validity of the patents licensed or a violation by us of our obligations.

We may be sued for infringing or misappropriating the intellectual property rights of third parties, and if we are, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our drug candidates.

Our commercial success will also depend on our ability to develop products and technologies that do not infringe on the patents or other rights of third parties. It is important for the success of our business that we are able to use our products freely without infringing patents or other third-party rights, in particular research and development efforts in this field and intellectual property, and without third parties infringing our intellectual property rights.

We continue to carry out, as we have done to date, the preliminary studies that we consider necessary in view of the above risks, before investing in the development of our various products and technologies. With the help of industrial property consulting firms, we monitor our competitors’ activity (particularly with respect to patent filings).

On the other hand, monitoring the unauthorized use of our products and technology and the infringement of our own intellectual property rights is challenging.

We therefore cannot guarantee with certainty that:

•

we will be able to prevent, take legal action against, and obtain compensation for misappropriation or unauthorized use of our products and technologies, particularly in foreign countries where our rights are less well protected because of the territorial scope of industrial property rights;

•

there are no prior patents or other intellectual property rights of third parties covering certain of our products, methods, technologies, results or activities and that, consequently, third parties might bring an action for infringement or violation of their rights against us with a view to obtaining damages and interest and/or the cessation of our activities in the manufacture and/or commercialization of products, methods and the like thus disputed;

•	there are no trademark rights or other prior rights of third parties that could be the basis of an infringement or liability action against us; and

•

our domain names are not subject, on the part of third parties who have prior rights (for example trademark rights), to a Uniform Domain-Name Dispute-Resolution Policy (“UDRP”) or similar policy, or an infringement action.

In the event of intellectual property litigation, we may have to:

•	stop developing, selling or using the product or products that depended on the disputed intellectual property;

•	obtain a license from the holder of the intellectual property rights. Such a license may be unobtainable or only be obtainable under unfavorable economic conditions for us; or

•

revise the design of some of our products/technologies or, in the case of trademark applications, rename our products to avoid infringing the intellectual property rights of third parties, which may prove impossible or time-consuming and expensive, and could impact our marketing efforts.

Litigation can also result in an order to pay damages (including treble damages) and being subject to injunctions.

In addition, third parties (or even our employees) could use or attempt to use elements of our technologies protected by an intellectual property right, which would create a detrimental situation for us. We may therefore be compelled to bring legal or administrative proceedings against these third parties in order to enforce our intellectual property rights (patents, trademarks, designs and models or domain names) in court.

Any litigation or dispute, regardless of the outcome, could lead to substantial costs, affect our reputation, negatively influence our income and financial position, and possibly not lead to the desired protection or sanction. Some competitors with more substantial resources than us may be able to bear the costs of litigation more easily.

We may not be able to prevent a disclosure of information to third parties that could have an impact on our future intellectual property rights.

Patent terms may be inadequate to protect our competitive position on our drugs for an adequate amount of time, and we may seek to rely, but may not be able to rely, on other forms of protection, such as regulatory specificity.

Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. For example, the patent protecting obefazimod composition of matter expires in 2030 and the patent protecting obefazimod method of use expires in 2035 which pose a risk to its successful commercialization. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. We may also seek to rely on other forms of protection, such as regulatory specificity, but there can be no assurance that such other forms of protection will be available or sufficient.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our drug candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our drugs and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the federal and state laws in the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not being issued and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If our trademarks and trade names are not adequately protected by us or our partners that develop trademarks for our future products, then we may not be able to build name recognition in our markets of interest, and our business may be adversely affected.

Our registered or unregistered trademarks and trade names and the registered or unregistered trademarks and trade names that our partners will develop may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We and our partners may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. We expect to rely on our partners to protect the trade names and trademarks that they will develop, and they may not adequately protect such tradenames and trademarks, and we may have little or no recourse in respect thereof. At times, competitors may adopt trademarks and trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks. Over the long term, if we are unable to establish name recognition based on our trademarks, then we may not be able to compete effectively and our business may be adversely affected.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

If we are unable to protect the confidentiality of our trade secrets and know-how, our business and competitive position could be harmed.

In addition to seeking patent protection for our drug candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to establish and maintain our competitive position.

It is also important for us to protect against the unauthorized use and disclosure of our confidential information, know-how and trade secrets. Unpatented and/or unpatentable technologies, processes, methods, know-how and data are considered trade secrets that we seek to protect, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaborators, consultants, advisors, university and/or institutional researchers and other third parties. We also have entered or seek to enter into confidentiality and invention or patent assignment agreements with our employees, advisors and consultants.

In the context of collaboration, partnership or research contracts, or other types of cooperation between us and researchers from academic institutions, and with other public or private entities, subcontractors, or any co-contracting third parties, various information and/or products may be entrusted to them in order to conduct certain tests and clinical trials. In such cases, we require in principle that confidentiality agreements be signed. Furthermore, as a general rule, we take care that the collaboration or research contracts that we are party to give access to full ownership or co-ownership of results and/or inventions resulting from this collaboration, or to an exclusive license based on these results and/or inventions resulting from this collaboration.

Despite these efforts, these counterparties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor, our competitive position would be harmed and our business may be adversely affected.

There can be no assurance that the agreements put in place to protect our technology and trade secrets and/or the know-how being used will provide the protection sought or will not be violated, that we will have appropriate solutions for such violations, or that our trade secrets will not be disclosed to or independently developed by our competitors. In the context of contracts that we enter into with third parties, we sometimes take the precaution of providing that they are not authorized to use third-party services or that they may only do so with our prior approval. However, it cannot be ruled out that some of these co-contractors may nevertheless use third parties. In this event, we have no control over the conditions under which third parties with which we contract protect their confidential information, irrespective of whether we provide in our agreements with our co-contractors that they undertake to pass on the confidentiality obligations to their own co-contractors.

Such contracts therefore expose us to the risk of having the third parties concerned (i) claim the benefit of intellectual property rights on our inventions or other intellectual property rights, (ii) fail to ensure the confidentiality of unpatented innovations or improvements of our confidential information and know-how, (iii) disclose our trade secrets to our competitors or independently develop these trade secrets and/or (iv) violate such agreements, without our having an appropriate solution for such violations.

Consequently, our rights to our confidential information, trade secrets and know-how may not confer the expected protection against competition and we cannot guarantee with certainty that:

•	our knowledge and trade secrets will not be obtained, stolen, circumvented, transmitted without our authorization, or used;

•	our competitors have not already developed similar technologies or products, or ones similar in nature or purpose to ours;

•

no co-contracting party will claim the benefit of all or part of the intellectual property rights relating to inventions, knowledge or results that we hold in our own right or in co-ownership, or for which we would be entitled to a license; or

•	our employees will not claim rights or payment of additional compensation or fair price for inventions in the creation of which they participated.

The occurrence of one or more of these risks could have a material adverse effect on our business, outlook, financial position, income and growth.

We are subject to cyber risks.

We are dependent upon the availability, capacity, reliability and security of our information technology infrastructure to conduct daily operations. We depend on various information technology systems to process and record financial data, research data and confidential information, process clinical data, manage financial resources and communicate with employees and third parties. In particular, we store information about drug candidates, which is critical to our research and development, on our computer systems.

Third parties on which we rely have in the past been affected by cyberattacks and may in the future fail, or are perceived to have failed, to maintain sufficient cyber-security safeguards, which could compromise data they hold on our behalf. If our suppliers or other third parties we collaborate with suffer from cyberattacks or cybersecurity breaches, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data.

We maintain industry-standard backups and procedures, however we are at risk of financial loss, reputational damage and general disruption from a failure of our information technology infrastructure or an attack for the purposes of espionage, extortion, terrorism or to cause embarrassment. Any failure of, or attack against, our information technology infrastructure may be difficult to prevent or detect, and our internal policies to mitigate these risks may be inadequate or ineffective. We may not be able to recover any losses that may arise from such a failure or attack, which could have a material adverse effect on our business, outlook, financial position, income and growth.

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative.

•	Competitors may be able to formulate compositions that are similar to ours but that are not covered by our intellectual property rights.

•	Competitors may independently develop similar or alternative compositions or otherwise circumvent any of our applications without infringing our intellectual property rights.

•

We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

•

We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.

•	It is possible that any pending patent applications that we have filed, or will file, will not lead to issued patents.

•	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

•

Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	Ownership of our patents or patent applications may be challenged by third parties.

•	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Risks Related to Legal and Compliance

Our business is subject to a restrictive and changing regulatory framework.

One of the major issues for a growing company like ours is to successfully develop, alone or with the help of partners, products incorporating our technologies in an increasingly restrictive regulatory environment. The pharmaceutical industry faces constant changes in its legal and regulatory environment and increased oversight by the competent authorities, such as the National Agency for Medicines and Health Products Safety (“ANSM”) in France, the EMA in Europe, the FDA in the United States or the PMDA in Japan, and other regulatory authorities in the rest of the world. At the same time, the public is demanding more guarantees regarding drug safety and efficacy. This may at any time lead to a more restrictive regulatory environment for our drug candidates which may have a material adverse effect on business, financial position, income, growth and outlook.

Health authorities oversee research and development, preclinical studies, clinical trials, the regulation of pharmaceutical companies, and drug manufacturing and commercialization. This increasing stringency of the legislative and regulatory framework is common worldwide; however, requirements vary from country to country. In particular, health authorities, especially the ANSM, EMA, FDA and PMDA, have imposed increasingly burdensome requirements in terms of the volume of data required to demonstrate the efficacy and safety of a product. These increased requirements may have thus reduced the number of products authorized in comparison to the number of applications filed. Products on the market are also subject to regular reassessment of the risk/benefit ratio after their authorization. The delayed discovery of problems not identified at the research stage can lead to marketing restrictions, suspension or withdrawal of the product, and to an increased risk of litigation.

Therefore, the authorization process is long and expensive; it can take many years and the result is not predictable. Insofar as new legal or regulatory provisions would result in an increase in the cost of obtaining and maintaining product marketing authorizations or limit the targeted indications for a product that a product targets or the economic value of a new product to its inventor, the growth prospects for the pharmaceutical industry, and us, could be reduced. If we experience delays completing, or if we terminate, any of our clinical trials, or if we are required to conduct additional clinical trials, the commercial prospects for our drug candidates may be harmed and our ability to generate product revenue will be delayed. The occurrence of one or more of these risks could have a material adverse effect on our business, outlook, financial position, income and growth.

We are subject to healthcare laws and regulations which may require substantial compliance efforts and could expose us to criminal sanctions, civil and administrative penalties, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.

Healthcare providers, including physicians, and others will play a primary role in the recommendation and prescription of our products, if approved. Our arrangements with such persons and third-party payors and our general business operations will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our drugs, if we obtain marketing approval. Restrictions under applicable U.S. federal, state and foreign healthcare laws and regulations include, but are not limited to, the following:

•

the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

•

U.S. federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act (“FCA”), which impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal health care programs for the product;

•

the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”) and its implementing regulations, which impose certain requirements on covered entities and their business associates, as well as their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•

U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Affordable Care Act (“ACA”), that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to Concerned Member States (“CMS”) payments and other transfers of value provided to physicians, certain other healthcare providers (such as physicians assistants and nurse practitioners), and teaching hospitals, and require certain manufacturers and group purchasing organizations to report annually certain ownership and investment interests held by physicians or their immediate family members; and

•

analogous state or foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

We may also be subject to additional federal laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), which prohibits, any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts. The scope and enforcement of these laws is uncertain and subject to rapid change. Further, enforcement bodies have increased their scrutiny of interactions between healthcare companies and healthcare providers. This has resulted in an increase in the number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be both resource and time consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have a material adverse effect on our business, outlook, financial position, income and growth.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It cannot be excluded that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. We may incur significant costs achieving and maintaining compliance with applicable federal and state privacy, security, and fraud laws. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Current and future health reform measures could adversely affect our business operations.

In the United States and some foreign jurisdictions there have been, and we expect there will continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality, and expand access to care. For example, in March 2010, President Obama signed the ACA into law, which substantially changed the way healthcare is financed by both governmental and private insurers and continues to significantly impact the United States pharmaceutical industry.

There have been judicial, congressional, and executive branch challenges to certain aspects of the ACA. For example, on June 17, 2021, the United States Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Moreover, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (“IRA”), into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly-established manufacturer discount program. It is possible that the ACA will be subject to additional challenges in the future. It is unclear how any such challenges, or the healthcare reform measures of the Biden administration, will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 was signed into law which among other things, led to aggregate reductions in Medicare payments to providers of up to 2% per fiscal year. These reductions went into effect on April 1, 2013, and, due to subsequent legislative amendments, will remain in effect until 2031, except for a temporary suspension from May 1, 2020, through March 31, 2022, due to the COVID-19 pandemic. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester.

Additionally, there have been several recent U.S. presidential executive orders, congressional inquiries and proposed and enacted legislation at the federal and state levels designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services (“HHS”), released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. If healthcare policies or reforms intended to curb healthcare costs are adopted, or if we experience negative publicity with respect to the pricing of our products or the pricing of pharmaceutical drugs generally, the prices that we charge for any approved products may be limited, our commercial opportunity may be limited and/or our revenues from sales of our products may be negatively impacted.

We expect that the ACA and the IRA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drug candidates.

We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

We are subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States, and authorities in the European Union and in Japan, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the trade control laws.

We are also subject to anti-corruption laws, including the FCPA, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities, including the French anti-corruption laws:

•	Article 433-1-1 of the French Criminal Code (bribery of domestic public officials);

•	Article 433-1-2 of the French Criminal Code (influence peddling involving domestic public officials);

•	Article 434-9 of the French Criminal Code (bribery of domestic judicial staff);

•	Article 434-9-1 of the French Criminal Code (influence peddling involving domestic judicial staff);

•	Articles 435-1 and 435-3 of the French Criminal Code (bribery of foreign or international public officials);

•	Articles 435-7 and 435-9 of the French Criminal Code (bribery of foreign or international judicial staff);

•

Articles 435-2, 435-4, 435-8 and 435-10 of the French Criminal Code (active and passive influence peddling involving foreign or international public officials and foreign or international judicial staff);

•	Articles 445-1 and 445-2 of the French Criminal Code (bribery of private individuals); and

•

French Law No. 2016-1691 of December 9, 2016 on Transparency, the Fight Against Corruption and the Modernization of the Economy (Sapin 2 Law), which provides for numerous new obligations for large companies such as the obligation to draw up and adopt a code of conduct defining and illustrating the different types of behavior to be proscribed as being likely to characterize acts of corruption or influence peddling, to set up an internal warning system designed to enable the collections of reports from employees relating to the existence of conduct or situations contrary to the company’s code of conduct, to set up accounting control procedures, whether internal or external, designed to ensure that the books, registers and accounts are not used to conceal acts of corruption or influence peddling, to set up a disciplinary system for sanctioning company employees in the event of a breach of the company’s code of conduct or a system for monitoring and evaluating the measures implemented.

The FCPA and other anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to sell our products outside the United States, to conduct clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities.

There is no complete assurance that we will be effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA, the French anti-corruption laws or other legal requirements, including trade control laws. If we are not in compliance with the FCPA, the French anti-corruption laws and other anti-corruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, the French anti-corruption laws, other anti-corruption laws or trade control laws by U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

In addition, changes in our products and drug candidates or changes in applicable export or import laws and regulations may create delays in the introduction or provision of our products and drug candidates in other jurisdictions, prevent others from using our products and drug candidates or, in some cases, prevent the export or import of our products and drug candidates to certain countries, governments or persons altogether. Any limitation on our ability to export or provide our products and drug candidates could adversely affect our business, financial condition and results of operations.

Specific risks related to the preclinical studies and clinical trials necessary to obtain marketing authorizations for our therapeutic products.

The organization of preclinical animal studies and human clinical trials is indispensable for obtaining marketing authorization for the products we have developed. They usually take several years to complete and are very costly.

Since these studies and trials need to be conducted by preclinical and clinical research sites, their quality and usefulness will depend largely on our ability and that of our partners to select preclinical and clinical research sites and, for human trials, our ability to recruit the number of patients needed in a relatively short time frame in order to be able to publish results rapidly, and to select, where applicable, the right providers for implementation of the study protocol defined by us or our partners to obtain conclusive results. The geographical distance or dispersion of the clinical or preclinical research sites may also cause operational and logistical difficulties that could lead to additional costs and delays.

In the event we or our partners fail to recruit the intended patients, which could lead to delays in clinical trials and the publication of their results, this could result in a delay in obtaining support from both learned societies and healthcare professionals in the medical fields concerned, and the commercialization of our products would be adversely affected, which could have a material adverse effect on our business, financial position, income, growth and outlook.

Product liability and other lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our drug candidates.

The risk that we may be sued on product liability claims is inherent in the development and commercialization of our drug candidates. Side effects of, or manufacturing defects in, drugs that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, our liability could be sought after by patients participating in the clinical trials in the context of the development of the therapeutic products tested and unexpected side effects resulting from the administration of these drugs. In addition, we could face liability due to undetected side-effects caused by the interaction of our drugs with other drugs following release of the drug candidate to the market. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by patients, regulatory authorities, biopharmaceutical companies and any other third party using or marketing our drugs. These actions could include claims resulting from actions by our partners, licensees and subcontractors, over which we have little or no control. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities, may be forced to limit or forgo further commercialization of the affected products and may suffer damage to our reputation.

We could be exposed to the risk of liability claims during the clinical development of our products, in particular product liability claims, related to the manufacture of therapeutic products and trials in humans and animals. We could be held liable by patients participating in clinical trials as part of the development of the therapeutic products tested for unexpected side effects resulting from the administration of these products.

We could also be held liable during the commercialization phase of our products. Criminal complaints or lawsuits could be filed or brought against us by patients, regulatory agencies, pharmaceutical companies and any other third parties using or marketing our products. These actions may include claims arising from acts of our partners, licensees or subcontractors, over which we have little or no control. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our drug candidates.

We maintain product liability insurance coverage for our clinical trials at levels which we believe are appropriate for our clinical trials. Nevertheless, we cannot guarantee that the insurance policy taken out or the contractually limited indemnification, if applicable, granted by our subcontractors will be sufficient to cover the claims that could be brought against us or losses we may suffer.

If our liability, or that of our partners, licensees and subcontractors, was thereby activated, if we or our partners, licensees and subcontractors were unable to obtain and maintain appropriate insurance coverage at an acceptable cost or protect ourselves in any way against liability claims, this would seriously affect the commercialization of our products and, more generally, have a material adverse effect on our business, income, financial position and outlook for growth.

We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, processing) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, and financial information (collectively, sensitive data).

Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the California Consumer Privacy Act of 2018 (“CCPA”) requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. In addition, the California Privacy Rights Act of 2020 (“CPRA”), which becomes operative January 1, 2023, will expand the CCPA’s requirements, including applying to personal information of business representatives and employees and establishing a new regulatory agency to implement and enforce the law.

Other states, such as Virginia, Colorado, Utah, and Connecticut have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. These developments may further complicate compliance efforts and may increase legal risk and compliance costs for us and the third parties upon whom we rely.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the European Union’s Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, as amended (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”), Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or “LGPD”) (Law No. 13,709/2018), and China’s Personal Information Protection Law (“PIPL”) impose strict requirements for processing personal data.

Furthermore, we seek to obtain marketing authorization from the European Union for our drug candidates. Moreover, a significant portion of the personal data that we may use is managed by third parties (primarily clinical sites and CROs in clinical trials). The collection and use of personal health data in the European Union is governed by the provisions of the EU GDPR. Under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to €20 million or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the United Kingdom (“UK”) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK’s standard contractual clauses, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating the EU GDPR’s cross-border data transfer limitations.

In addition to data privacy and security laws, we may be contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We may also be bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

We may publish privacy policies, marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources and may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely may process sensitive data, and, as a result, we and the third parties upon which we rely face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services.

We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

In addition, our reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to our business operations. We may rely on third-party service providers and technologies to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, employee email, and other functions. We may also rely on third-party service providers to provide other products, services, parts, or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised. One of our CROs has experienced a data breach that involved personal data being compromised, affecting all the CRO’s customers.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive data or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services.

We may expend significant resources or modify our business activities to try to protect against security incidents. Additionally, certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Risks Related to the Offering, Ownership of Our ADSs and Our Status as a Non-U.S. Company with Foreign Private Issuer Status

There has been no market for our ADSs prior to the U.S. offering and an active and liquid market for our securities may fail to develop, which could harm the market price of our ADSs.

Although our ordinary shares have been traded on Euronext Paris since mid-2015, there has been no public market on a U.S. national securities exchange for our ADSs in the United States. Although we anticipate that our ADSs will be approved for listing on the Nasdaq Global Market, an active trading market for our ADSs may never develop or be sustained following the offering. The offering price of our ADSs was determined through negotiations between us and the underwriters based on a number of factors. This offering price may not be indicative of the market price of our ADSs after the offering. In the absence of an active trading market for our ADSs, investors may not be able to sell their ADSs at or above the offering price or at the time that they would like to sell.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, our business will be harmed, and the price of our securities could decline as a result.

We sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval, or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•	our available capital resources or capital constraints we experience;

•

the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators, and our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our receipt of approvals by the EMA, FDA and other regulatory agencies and the timing thereof;

•	other actions, decisions or rules issued by regulators;

•	our ability to access sufficient, reliable and affordable supplies of compounds and raw materials used in the manufacture of our drug candidates;

•	the efforts of our collaborators with respect to the commercialization of our products; and

•	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the commercialization of our drug candidates may be delayed, our business and results of operations may be harmed, and the trading price of the ADSs may decline as a result.

We may be a “passive foreign investment company” for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Generally, if, for any taxable year, at least 75% of our gross income is passive income (“income test”), or at least 50% of the value of our assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For purposes of these tests, passive income includes, among other things, dividends, interest, and gains from the sale or exchange of investment property and rents or royalties other than rents or royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Cash and cash equivalents are generally treated as passive assets. Goodwill is treated as an active asset to the extent associated with business activities that produce active income. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation or partnership, and received directly its proportionate share of the income of the other corporation or partnership. Equity interests of less than 25% by value in any other corporation or partnership are treated as passive assets, regardless of the nature of the other corporation or partnership’s business. If we are a PFIC for any taxable year in which a U.S. Holder (as defined in “Material United States Federal Income and French Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds an ADS, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. See “Material United States Federal Income and French Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company rules”.

Based on our financial statements and relevant market and shareholder data, we may be treated as a PFIC for 2022 and future taxable years. Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value or our goodwill, which may be determined by reference to the value of our ADSs, which could fluctuate considerably). We currently do not generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of active income to offset our passive financing income. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Each U.S. holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences.

If a United States person is treated as owning at least 10% of the value or voting power of our ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the aggregate value or voting power of our ADSs, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are treated as a controlled foreign corporation or whether any holder of our ADSs is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. Each U.S. holder of our ADSs should consult its advisors regarding the potential application of these rules to an investment in our ADSs.

We have broad discretion in the use of the net proceeds from the global offering and may use them in ways with which you do not agree and in ways that may not increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds that we receive from the global offering. We may spend or invest these proceeds in a way with which our shareholders and ADS holders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from the global offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If you purchase ADSs in the offering, you will experience substantial and immediate dilution.

If you purchase ADSs in the offering, you will experience substantial and immediate dilution of $             per ADS in net tangible book value as of September 30, 2022, after giving effect to the U.S. offering at an initial public offering price of $             per ADS. This dilution is due in large part to the fact that our earlier investors paid substantially less than the offering price when they purchased their ordinary shares. You will experience additional dilution upon exercise of any outstanding warrants to purchase ordinary shares or if we otherwise issue additional ordinary shares or ADSs below the offering price. For a further description of the dilution that you will experience immediately after the offering, see the section of this prospectus titled “Dilution”.

Future, or the possibility of future sales, of a substantial number sales of our ordinary shares or ADSs by existing shareholders could depress the market price of the ordinary shares.

Future sales of a substantial number of our ADSs, or the perception that such sales will occur, could cause a decline in the market price of our ADSs. Based upon the number of shares outstanding as of September 30, 2022, after giving effect to the closing of the offering, we will have              ordinary shares outstanding (including ordinary shares in the form of ADSs), assuming the underwriters do not exercise their option to purchase additional ADSs. ADSs issued and sold in the U.S. offering may be resold in the public market immediately without restriction, unless purchased by our affiliates. A significant portion of these ADSs will be subject to the lock-up agreements described in “Ordinary Shares and ADSs Eligible for Future Sale” and “Underwriting”. If, after the end of such lock-up agreements, these shareholders or ADS holders sell substantial amounts of ADSs in the public market, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issuance of equity securities in the future could be adversely affected.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our by-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder or holder of ADSs. See the sections of this prospectus titled “Management—Board Practices—Corporate Governance Practices” and “Description of Share Capital.”

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named in this prospectus.

Certain members of our board of directors and senior management and certain experts named in this prospectus are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Courts outside the United States may refuse to hear a U.S. securities law claim because non-U.S. courts may not be the most appropriate forums in which to bring such a claim. Even if a court outside the United States agrees to hear a claim, it may determine that the law of the jurisdiction in which the non-U.S. court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the non-U.S. court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action may be borne by the relevant shareholder or the group of shareholders.

The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. See “Enforcement of Civil Liabilities”.

You may face difficulties protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of France, all of our assets are in the European Union and a majority of our directors and executive officers reside outside the United States.

We are constituted under the laws of France. A majority of our officers, and directors, reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in France against us or against any of our directors, officers and the expert named in this prospectus who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in French corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.

Following this global offering and after the ADSs begin trading on the Nasdaq Global Market, our ordinary shares will continue to be listed on Euronext Paris. Trading of the ADSs or ordinary shares in these markets will take place in different currencies (U.S. dollars on Nasdaq and euros on Euronext Paris), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and France). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on Euronext Paris could cause a decrease in the trading price of the ADSs on Nasdaq. Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ordinary shares available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying ordinary shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs. We cannot predict the effect of this dual listing on the value of our ordinary shares and the ADSs. However, the dual listing of our ordinary shares and the ADSs may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States.

Our by-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our by-laws and French corporate law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•

under French law, the owner of 90% of the share capital or voting rights of a public company listed on a regulated market in a Member State of the European Union or in a state party to the EEA Agreement, including from the main French stock exchange, has the right to force out minority shareholders following a tender offer made to all shareholders;

•

under French law, a non-resident of France as well as any French entity controlled by non-residents of France may have to file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15 million that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold. See “Limitations Affecting Shareholders of a French Company”;

•

under French law, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health, telecommunications, research and development in biotechnologies, activities relating to public health, etc.;

•

a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•

our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•

our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting by a two-thirds majority vote of our shareholders or on an individual basis by each shareholder;

•

our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•

our board of directors can be convened by our chairman, including upon request from our managing director, if any, or, when no board meeting has been held for more than two consecutive months, from directors representing at least one-third of the total number of directors;

•

our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•	our shares are registered or bearer, if the legislation so permits, according to the shareholder’s choice;

•

approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•

advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	our by-laws can be changed in accordance with applicable French laws and regulations;

•

the crossing of certain thresholds must be disclosed and can impose certain obligations (including filing a mandatory public tender offer). See “Description of Share Capital—Disclosure Requirements for Holdings Exceeding Certain Thresholds”;

•	transfers of shares shall comply with applicable insider trading rules and regulations and, in particular, with the EU Market Abuse Directive and Regulation dated April 16, 2014; and

•

pursuant to French law, the sections of our by-laws relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

Existing and potential investors in our ordinary shares or ADSs may have to request the prior authorization from the French Ministry of Economy prior to acquiring a significant ownership position in our ordinary shares or ADSs

Under French law, investments of more than 25% by certain individuals or entities in a French company deemed to be a strategic industry may be subject to prior authorization of the French Ministry of Economy pursuant to Articles L. 151-1 et seq. and R. 151-1 et seq. of the French Monetary and Financial code.

If an investment requiring the prior authorization of the French Minister of Economy is completed without such authorization having been granted, the French Minister of Economy might direct the relevant investor to nonetheless (i) submit a request for authorization, (ii) have the previous situation restored at its own expense or (iii) amend the investment. The relevant investor might also be found criminally liable and might be sanctioned with a fine which cannot exceed the greater of: (i) twice the amount of the relevant investment, (ii) 10% of the annual turnover before tax of the target company and (iii) €5 million (for an entity) or €1 million (for an individual).

In the context of the ongoing COVID-19 pandemic, the Decree (décret) No. 2020 892 dated July 22, 2020, as amended by the Decree (décret) No. 2020-1729 dated December 28, 2020 and on December 22, 2021 by the Decree (décret) n° 2021-1758 has created until December 31, 2022 a new 10% threshold of the voting rights for the non-European investments made (i) in an entity having its registered office in France and (ii) whose shares are admitted to trading on a regulated market, in addition to the 25% above-mentioned threshold. The transactions falling within the scope of the Decree (décret) No. 2020-892, as amended, benefit from a “fast-track procedure” pursuant to which the investor is exempt from the authorization request provided for in Article R. 151-5 of the Monetary and Financial Code, provided that the investment project has been the subject of prior notification to the French Minister of Economy and that the transaction is carried out within six months following the notification. Unless the French Minister of Economy objects, the authorization is granted at the end of a period of ten working days following notification.

Failure to comply with such measures could result in significant consequences on the applicable investor. Such measures could also delay or discourage a takeover attempt, and we cannot predict whether these measures will result in a lower or more volatile market price of our ADSs.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

Purchasers of ADSs may instruct the depositary of their ADSs to vote the ordinary shares underlying their ADSs. Otherwise, purchasers of ADSs will not be able to exercise voting rights unless they withdraw the ordinary shares underlying the ADSs they hold. However, a holder of ADSs may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for a holder of ADSs’ instructions, the depositary, upon timely notice from us, will notify him or her of the upcoming vote and arrange to deliver our voting materials to him or her. We cannot guarantee to any holder of ADSs that he or she will receive the voting materials in time to ensure that he or she can instruct the depositary to vote his or her ordinary shares or to withdraw his or her ordinary shares so that he or she can vote them. If the depositary does not receive timely voting instructions from a holder of ADSs, it may give a proxy to a person designated by us to vote the ordinary shares underlying his or her ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that a holder of ADSs may not be able to exercise his or her right to vote, and there may be nothing he or she can do if the ordinary shares underlying his or her ADSs are not voted as he or she requested.

Purchasers of ADSs are not holders of our ordinary shares.

A holder of ADSs will not be treated as one of our shareholders and will not have direct shareholder rights. French law governs our shareholder rights. The depositary will be the holder of the ordinary shares underlying ADSs held by purchasers of ADSs. Purchasers of ADSs will have ADS holder rights. The deposit agreement among us, the depositary and purchasers of ADSs, as ADS holders, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of the depositary.

A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. However, the ordinary shares underlying our ADSs will not be entitled to double voting rights as the depositary will hold the shares underlying our ADSs in bearer form.

The right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to the holdings of purchasers of ADSs in the ADS offering.

According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders by a two-thirds majority vote or individually by each shareholder. However, ADS holders will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to purchasers of ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Purchasers of ADSs may be subject to limitations on the withdrawal of the underlying ordinary shares.

Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares.

In addition, a holder of ADSs may not be able to cancel his or her ADSs and withdraw the underlying ordinary shares when he or she owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See the section of this prospectus titled “Description of American Depositary Shares”.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs.

We are a foreign private issuer, as defined in Securities and Exchange Commission’s (“SEC”) rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities.

Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Paris and expect to file financial reports on an annual and semi-annual basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there will be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted, and we expect, to follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of the Nasdaq Global Market.

As a foreign private issuer listed on the Nasdaq Global Market, we will be subject to Nasdaq’s corporate governance standards. However, Nasdaq rules provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq’s corporate governance standards as long as notification is provided to Nasdaq of the intention to take advantage of such exemptions. We intend to rely on exemptions for foreign private issuers and follow French corporate governance practices in lieu of Nasdaq’s corporate governance standards, to the extent possible. Certain corporate governance practices in France, which is our home country, may differ significantly from Nasdaq corporate governance standards. For example, as a French company, neither the corporate laws of France nor our by-laws require a majority of our directors to be independent and we can include non-independent directors as members of our remuneration committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present.

We are also exempt from provisions set forth in Nasdaq rules which require an issuer to provide in its by-laws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Consistent with French law, our by-laws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting. Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq’s corporate governance standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Management—Board Practices—Corporate Governance Practices”.

We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (“Securities Act”), for complying with new or revised accounting standards. We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (2) the last day of our fiscal year following the fifth anniversary of the date of the completion of the offering; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we could lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described herein and exemptions from procedural requirements related to the solicitation of proxies.

General Risk Factors

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

The growth of our business may depend in part on our ability to acquire, in-license or use third-party proprietary rights. For example, our drug candidates may require specific formulations to work effectively and efficiently, we may develop drug candidates containing our compounds and pre-existing pharmaceutical compounds, or we may be required by the FDA or comparable foreign regulatory authorities to provide a companion diagnostic test or tests with our drug candidates, any of which could require us to obtain rights to use intellectual property held by third parties. In addition, with respect to any patents we may co-own with third parties, we may require licenses to such co-owner’s interest to such patents. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. In addition, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. Were that to happen, we may need to cease use of the compositions or methods covered by those third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on those intellectual property rights, which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Additionally, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Even if we hold such an option, we may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that may be more established or have greater resources than we do may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our drug candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. There can be no assurance that we will be able to successfully complete these types of negotiations and ultimately acquire the rights to the intellectual property surrounding the additional drug candidates that we may seek to develop or market. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of certain programs and our business financial condition, results of operations and prospects could suffer.

The market price of our equity securities may be volatile, and purchasers of our ADSs could incur substantial losses.

The market price for our ADSs may be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. In particular, our stock price in Paris has fluctuated from a 52-week high of €29.00 to a low of €5.86. As a result of this volatility, investors may not be able to sell their ADSs at or above the price originally paid for the security. The market price for our ADSs and ordinary shares may be influenced by many factors, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	additions or departures of key management or scientific personnel;

•

lawsuits threatened or filed against us, disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and

•	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the trading market for our ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of our ADSs and their trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for our ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes incorrect or unfavorable research about our business, the price of our ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for our ADSs could decrease, which could cause the price of our ADSs or their trading volume to decline.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act, the Exchange Act, and the rules and regulations adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board. Further, compliance with various regulatory reporting requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, lead to additional regulatory enforcement actions, and could adversely affect the value of our ordinary shares or ADSs.

After the completion of the offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs, which could be insufficiently covered by insurance, and a diversion of management’s attention and resources, which could harm our business.

We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ordinary shares and our ADSs. In addition, French law may limit the amount of dividends we are able to distribute.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased them. Investors seeking cash dividends should not purchase our ADSs. Furthermore, certain of our debt instruments restrict the payment of dividends or require consent to pay dividends. See “Dividend Policy”.

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with accounting standards applicable in France. In addition, payment of dividends may subject us to additional taxes under French law. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of our ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of our ADSs.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary” “Risk Factors” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “goals,” “intend,” “likely,” “may,” “might,” “ongoing,” “objective,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “strategy,” “will” and “would” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include but are not limited to statements about:

•	the prospects of attaining, maintaining and expanding marketing authorization for our drug candidates;

•	the potential attributes and clinical advantages of our drug candidates;

•	the initiation, timing, progress and results of our preclinical and clinical trials (and those conducted by third parties) and other research and development programs;

•	the timing of the availability of data from our clinical trials;

•	the timing of and our ability to advance drug candidates through clinical development;

•	the timing or likelihood of regulatory meetings and filings;

•	the timing of and our ability to obtain and maintain regulatory approvals for any of our drug candidates;

•	our ability to identify and develop new drug candidates from our preclinical studies;

•	our ability to develop sales and marketing capabilities and transition into a commercial-stage company;

•	the effects of increased competition as well as innovations by new and existing competitors in our industry;

•	our ability to enter into strategic relationships or partnerships;

•

our ability to obtain, maintain, protect and enforce our intellectual property rights and propriety technologies and to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•	our expectations regarding the use of proceeds from the global offering and our existing cash and cash requirements;

•

our estimates regarding expenses, future revenues, capital requirements and the need for additional financing, including the period of time over which we expect the net proceeds of the global offering together with cash and cash equivalents will be sufficient to fund our operations and capital requirements;

•	the impact of government laws and regulations; and

•	our competitive position.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act, do not protect any forward-looking statements that we make in connection with the global offering. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by-law.

This prospectus also contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares (including ordinary shares in the form of ADSs). Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on this data.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the global offering of approximately €         million ($         million), assuming an offering price of € per ordinary share ($         per ADS), the last reported sale price of our ordinary shares on Euronext Paris on September 30, 2022, after deducting underwriting commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ option to purchase additional ordinary shares (which may be in the form of ADSs). If the underwriters exercise in full their option to purchase additional ordinary shares (which may be in the form of ADSs) in the global offering, we estimate that we will receive net proceeds from the offering of approximately €         million ($         million), assuming an offering price of €         ($        ) per ordinary share in the offering, the last reported sale price of our ordinary shares on Euronext Paris on September 30, 2022, after deducting underwriting commissions and estimated offering expenses payable by us.

Each €1.00 ($        ) increase (decrease) in the assumed offering price of €         per ordinary share ($         per ADS), the last reported sale price of our ordinary shares on Euronext Paris on September 30, 2022, would increase or decrease our net proceeds from the offering by €         million ($         million), assuming the number of ordinary shares offered by us (which may be in the form of ADSs), as set forth on the cover page of this prospectus, remains the same and after deducting underwriting commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares (which may be in the form of ADSs) we are offering. An increase or decrease of 1,000,000 ordinary shares offered by us (which may be in the form of ADSs) would increase or decrease the net proceeds to us from the sale of the ordinary shares (which may be in the form of ADSs) we are offering by €         million ($         million), assuming that the assumed offering price remains the same and after deducting underwriting commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from the global offering, together with our existing cash and cash equivalents, as follows:

•	approximately € million to € million to fund the development of obefazimod for ulcerative colitis; and

•	the remainder, if any, for working capital and for other general corporate purposes.

We may also use a portion of the remaining net proceeds and our existing cash and cash equivalents to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

Based on our planned use of the net proceeds of this offering, and our current cash and cash equivalents, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements at least through                 . We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

This expected use of net proceeds from the global offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our drug candidates, and any unforeseen cash needs. As a result, our management retains broad discretion over the allocation of the net proceeds from the global offering.

Pending our use of the net proceeds from the global offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We do not have any present plan to pay any cash dividends on our equity securities in the foreseeable future after the global offering. We currently intend to retain all of our available funds and any future earnings to operate and expand our business. For as long as any amount is outstanding under the First Kreos Agreement and the Second Kreos Agreement, we are not permitted to declare or make any dividend without consent from KC. In the event a dividend is made or declared, the terms and conditions of the OCEANE bonds provide for an adjustment of the conversion ratio. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business, given our state of development.

Subject to the requirements of French law and our by-laws, dividends may only be distributed from our distributable profits, plus any amount held in our available reserves, which are those reserves other than the legal and statutory reserves and the revaluation surplus. See “Description of Share Capital” for further details on the limitations on our ability to declare and pay dividends.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including deduction in respect of the fees and expenses payable thereunder. See “Description of American Depositary Shares” for further information. Cash dividends on our ordinary shares, if any, will be paid in euros and converted into U.S. dollars with respect to ADSs, as provided in the deposit agreement.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and total capitalization as of September 30, 2022 on an actual and as adjusted basis to reflect (i) the issuance and sale of                  ordinary shares (which may be in the form of ADSs) in the global offering, consisting of (a)                  ADSs in the U.S. offering at an assumed offering price of $         per ADS, and (b)                  ordinary shares in the European private placement assuming an offering price of € per ordinary share ($         per ADS), the last reported sale price of our ordinary shares on Euronext Paris September 30, 2022, after deducting underwriting commissions and estimated offering expenses payable by us. and (ii) the receipt of net proceeds from the global offering described under “Use of Proceeds.”

Our as adjusted capitalization following the global offering will depend on the actual initial public offering price and other terms of the global offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated. The table should be read in conjunction with the information contained in “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and the related notes included elsewhere in this prospectus.

As of September 30, 2022
(in thousands)	Actual	As Adjusted(1)
Cash and cash equivalents	€	€

Short-term debt and current portion of long-term debt	€	€
Long-term debt (other than current portion)
Equity attributable to shareholders:
Ordinary shares €0.01 par value: shares issued and outstanding actual; shares issued and outstanding as adjusted
Premiums related to share capital
Accumulated loss

Total shareholders’ equity

Total capitalization	€	€

(1)

Our as adjusted capitalization following the global offering will depend on the actual initial public offering price and other terms of the global offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated. Each €1.00 ($        ) increase or decrease in the assumed offering price of €         per ordinary share ($         per ADS), which is the last reported sale price of our ordinary shares on the Euronext Paris on September 30, 2022 would increase or decrease as adjusted cash and cash equivalents, premiums related to share capital, total shareholders’ equity and total capitalization by €         million ($         million), assuming that the number of ordinary shares (which may be in the form of ADSs) offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares (which may be in the form of ADSs) we are offering. An increase or decrease in the number of ordinary shares (which may be in the form of ADSs) offered by us by 1,000,000 ordinary shares (which may be in the form of ADSs) would increase or decrease as adjusted cash and cash equivalents, premiums related to share capital, total shareholders’ equity and total capitalization by €         million ($         million), assuming that the assumed offering price remains the same, and after deducting underwriting estimated offering expenses payable by us.

The number of ordinary shares (including ordinary shares in the form of ADSs) that will be outstanding on an as adjusted basis after the global offering is based on                  ordinary shares outstanding as of September 30, 2022 and excludes:

•

                 ordinary shares issuable upon the exercise of                  share warrants (BSA) outstanding as of September 30, 2022 at a weighted-average exercise price of €         ($        ) per ordinary share based on the exchange rate in effect as of September 30, 2022;

•

                 ordinary shares issuable upon the exercise of                  founder’s share warrants (BSPCE) outstanding as of September 30, 2022 at a weighted-average exercise price of €         ($        ) per ordinary share based on the exchange rate in effect as of September 30, 2022;

•

                 ordinary shares issuable upon the conversion of                  convertible bonds (OCEANE) outstanding as of September 30, 2022 at a weighted-average exercise price of €         ($        ) per ordinary share based on the exchange rate in effect as of September 30, 2022;

•	ordinary shares reserved for future issuance under our share-based compensation plans and other delegations of authority from our shareholders.

Except as otherwise noted, the information in this prospectus assumes no exercise by the underwriters of their option to purchase                  additional ADS and/or ordinary shares in the global offering and no exercise of share subscription warrants or vesting of free shares or other equity awards subsequent to September 30, 2022.

DILUTION

If you invest in our ordinary shares or ADSs in the global offering, your ownership interest will be diluted to the extent of the difference between the public offering price per ordinary share or ADS paid by purchasers in the global offering and the as adjusted net tangible book value per ordinary share or ADS, as applicable, after completion of the global offering.

Our net tangible book value as of September 30, 2022 was €         million ($         million based on the exchange rate of €1.00 = as of September 30, 2022), or €         per ordinary share ($         per ADS), based on the exchange rate in effect as of September 30, 2022. Net tangible book value per ordinary share is determined by dividing (i) our total assets less our intangible assets and our total liabilities by (ii) the number of ordinary shares outstanding as of September 30, 2022 or                  ordinary shares.

After giving effect to the receipt of the estimated net proceeds from our sale of                  ordinary shares (which may be in the form of ADSs) in the global offering, at an assumed offering price of €         per ordinary share ($         per ADS), the last reported sale price of our ordinary shares on the Euronext Paris September 30, 2022, and after deducting underwriting commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2022 would have been €         million ($         million), or €         per ordinary share ($         per ADS). This represents an immediate increase in net tangible book value of €         per ordinary share ($         per ADS) to existing shareholders and an immediate dilution in net tangible book value of € per ordinary share ($         per ADS) to new investors.

The following table illustrates this dilution on a per ordinary share and per ADS basis:

As of September 30, 2022
	Per Ordinary Share		Per ADS
Assumed initial public offering price per ordinary share		€		$
Historical net tangible book value per ordinary share or ADS	€		$

Increase in net tangible book value per ordinary share or ADS attributable to new investors participating in the global offering

As adjusted net tangible book value per ordinary share or ADS after the global offering

Dilution in as adjusted net tangible book value per ordinary share or ADS to new investors participating in the global offering		€		$

The dilution information discussed above is illustrative only and will depend on the actual offering price and other terms of the offering determined at pricing. Each €1.00 ($        ) increase or decrease in the assumed offering price of €         per ordinary share ($         per ADS), the last reported sale price of our ordinary shares on Euronext Paris on September 30, 2022, would increase or decrease our as adjusted net tangible book value by approximately €         million ($         million), or €         per ordinary share ($         per ADS), and the dilution to new investors participating in the offering would be €         per ordinary share ($         per ADS), assuming that the number of ordinary shares offered by us (which may be in the form of ADSs), as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. An increase of 1,000,000 ordinary shares offered by us would increase the as adjusted net tangible book value by €         million ($         million), or €         per ordinary share ($         per ADS), and the dilution to new investors participating in the offering would be €         per ordinary share ($         per ADS), assuming that the assumed offering price remains the same, and after deducting underwriting commissions and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 ordinary shares (which may be in the form of ADSs) offered by

us would decrease the as adjusted net tangible book value by €         million ($         million), or €         per ordinary share ($         per ADS), and the dilution to new investors participating in the offering would be €         per ordinary share ($         per ADS), assuming that the assumed offering price remains the same, and after deducting underwriting commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase                  additional ordinary shares and/or ADSs in full, the as adjusted net tangible book value per ordinary share after the offering would be €         per ordinary share ($         per ADS), the increase in the as adjusted net tangible book value to existing shareholders would be €         per ordinary share ($         per ADS), and the dilution to new investors participating in the offering would be €         per ordinary share ($         per ADS).

The following table sets forth, as of September 30, 2022, the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid by existing shareholders and to be paid by new investors participating in the global offering, based on an assumed offering price of €         per ordinary share, which was the closing price of our ordinary shares on Euronext Paris on September 30, 2022, after deducting underwriting commissions and estimated offering expenses payable by us.

	Ordinary Shares (Which May Be In The Form Of ADSs) Purchased From Us			Total Consideration			Weighted- Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent		Amount	Percent
Existing shareholders			%	€		%	€	$
New investors							€	$

Total		100.0%		€	100.0%

Each €1.00 ($        ) increase or decrease in the assumed offering price of €         per ordinary share ($         per ADS), the last reported sale price of our ordinary shares on Euronext Paris on September 30, 2022, would increase or decrease the total consideration paid by new investors participating in the offering by €         million ($         million), assuming that the number of ordinary shares offered by us (which may be in the form of ADSs), as set forth on the cover page of the prospectus, remains the same and before deducting underwriting commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. An increase or decrease in 1,000,000 ordinary shares offered by us would increase or decrease the total consideration paid by new investors participating in the global offering by €         million ($         million), assuming that the assumed offering price remains the same and before deducting underwriting commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual offering price, the actual number of ordinary shares offered by us (which may be in the form of ADSs) and other terms of the offering determined at pricing.

The table above assumes no exercise of the underwriters’ option to purchase                  additional ADSs and/or ordinary shares in the global offering and no exercise of share subscription warrants or vesting of free shares or other equity awards subsequent to September 30, 2022. If the underwriters exercise their option to purchase                  additional ADSs and/or ordinary shares (which may be in the form of ADSs) in full, the number of ordinary shares held by the existing shareholders after the global offering would be reduced to                     , or     % of the total number of ordinary shares (including ordinary shares represented by ADSs) outstanding after the global offering, and the number of shares held by new investors participating in the global offering (including ordinary shares represented by ADSs) would increase to                     , or     % of the total number of ordinary shares outstanding after the global offering (including ordinary shares represented by ADSs).

The foregoing tables and calculations above (other than historical net tangible book value calculations) are based on                  ordinary shares outstanding as of September 30, 2022 and excludes:

•

                 ordinary shares issuable upon the exercise of                  share warrants (BSA) outstanding as of September 30, 2022 at a weighted-average exercise price of €         ($        ) per ordinary share based on the exchange rate in effect as of September 30, 2022;

•

                 ordinary shares issuable upon the exercise of                      founder’s share warrants (BSPCE) outstanding as of September 30, 2022 at a weighted-average exercise price of €         ($        ) per ordinary share based on the exchange rate in effect as of September 30, 2022;

•

                 ordinary shares issuable upon the conversion of                      convertible bonds (OCEANE) outstanding as of September 30, 2022 at a weighted-average exercise price of €         ($        ) per ordinary share based on the exchange rate in effect as of September 30, 2022;

•	ordinary shares reserved for future issuance under our share-based compensation plans and other delegations of authority from our shareholders.

Except as otherwise noted, the information in this prospectus assumes no exercise by the underwriters of their option to purchase                  additional ADS and/or ordinary shares in the global offering and no exercise of share subscription warrants or vesting of free shares or other equity awards subsequent to September 30, 2022.

ENFORCEMENT OF CIVIL LIABILITIES

We are a société anonyme, organized under the laws of France. The majority of our directors and officers are residents of countries other than the United States, and the majority of our assets are located outside of the United States. We have appointed an agent for service of process in the United States.

Accordingly, U.S. investors may find it difficult and may be unable:

•	to obtain jurisdiction over us or our officers and directors in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities laws;

•

to enforce, either inside or outside of the United States, judgments obtained in U.S. or non-U.S. courts in actions predicated upon the civil liability provisions of the U.S. federal securities laws against us or our officers and directors;

•	to bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us or our officers or directors; and

•	to enforce against us or our directors our non-U.S. courts, including French courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

In addition, actions in the United States under U.S. federal securities laws could be affected under certain circumstances by French Law No. 68-678 of July 26, 1968, as amended by French Law No. 80-538 of July 16, 1980 and French Ordinance No. 2000-916 of September 19, 2000 (relating to the communication of documents and information of an economic, commercial, industrial, financial or technical nature to foreign authorities or persons), which may preclude or restrict the obtaining of evidence in France or from French persons in connection with those actions.

Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirements concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if: (i) that judgment does not contravene international public order and public policy of France, both pertaining to the merits and to the standards of due process; and (ii) the dispute is clearly connected to the territory of the court which rendered the judgement, and French courts did not have exclusive jurisdiction on the matter. The French court would also require that the U.S. judgment is not tainted with fraud and is not incompatible with a judgment rendered by a French court in the same matter, or with an earlier judgment rendered by a foreign court which has become effective in France in the same matter.

In addition, French law guarantees full compensation for the harm suffered but is limited to the actual damages, so that the victim does not suffer or benefit from the situation. Such system excludes damages such as, but not limited to, punitive and exemplary damages. Therefore, there is some uncertainty as to whether a foreign judgement awarding punitive and exemplary damages well above actual damages would be granted enforcement in France.

As a result, the enforcement, by U.S. investors, of any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities law against us or members of our board of directors, officers or certain experts named herein who are residents of France or countries other than the United States would be subject to the above conditions.

Finally, there may be doubt as to whether a French court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against us or such members, officers or experts, respectively.

BUSINESS

Overview

We are a clinical-stage biotechnology company focused on developing therapeutics that modulate the body’s natural immune system to treat patients with chronic inflammatory diseases, with a drug candidate portfolio led by obefazimod, which is in a clinical Phase 3 program in ulcerative colitis (“UC”). We believe that obefazimod is the only small molecule drug candidate in clinical development with a mechanism of action that is designed to specifically induce the production of a unique micro-RNA called miR-124, a potent anti-inflammatory agent. In our induction Phase 2b clinical trial for the treatment of UC, which included 252 patients across 17 different countries, obefazimod met the primary endpoint of a statistically significant reduction in Modified Mayo Score, the standard measure of disease severity, as well as secondary endpoints of endoscopic improvement, clinical response, clinical remission and the reduction of fecal calprotectin, as compared to placebo. We have observed durable clinical remission in maintenance studies at one year (supporting data seen in over 1,000 subjects treated with obefazimod, 220 of whom have been treated for at least one year in our UC and rheumatoid arthritis (“RA”) studies), as well as clinical activity in patients already refractory to advanced therapies. Of the 222 patients that completed our induction Phase 2b trial, 217 (or 97.7%) enrolled in an open-label maintenance trial to evaluate the long-term safety and efficacy profile of obefazimod for up to two years. After the first year of 50 mg once-daily oral dosing with obefazimod: (i) 119 patients (or 54.8% of all 217 patients entering maintenance) were in clinical remission; and (ii) among the 124 patients with clinical response after induction, 82 (66.1%) achieved clinical remission.

We have begun enrollment for induction Phase 3 trials of obefazimod in UC and expect to report top-line data by the end of 2024 for the induction trials and late 2025 for the maintenance trial. We believe these results, if positive, may support submission for regulatory approval by the U.S. Food and Drug Administration (“FDA”). Subject to receipt of additional funding, we may also develop obefazimod for other indications, including Crohn’s Disease (“CD”) and RA. Our mission is to bring innovative and effective solutions to patients with chronic inflammatory diseases with significant unmet medical needs.

Our Pipeline

We have generated a portfolio of drug candidates targeting various inflammatory diseases. Our most advanced drug candidate, obefazimod, is in clinical development for the treatment of UC. We also may continue development of obefazimod in CD and RA, subject to the availability of necessary resources and funding.

The table below sets forth details relating to the current stages of development of our lead drug candidates:

Figure 1. Abivax’s Development Pipeline

IBD Overview and Limitations of Existing Treatments

Inflammatory bowel disease (“IBD”) is a chronic condition involving inflammation of the gastrointestinal tract. The disease involves a complex set of contributing factors including environmental triggers as well as genetic and immunologic factors. IBD symptoms include diarrhea, cramping, abdominal pain, rectal bleeding, loss of appetite and weight, and over the long term, increased risk for development of colorectal cancer. The two most common forms of IBD are UC and CD, with approximately 13.0 million and 6.3 million prevalent cases globally in 2021, respectively. It is estimated that approximately 54% of the UC population falls within the moderate to severe category, the initial target patient population for obefazimod. There is no curative treatment for these diseases, but some currently available drugs allow for disease management and improvements in quality of life outside of flare-ups. However, we believe a large unmet medical need remains in IBD due to the limitations of many of these therapies.

IBD is most often diagnosed in young subjects aged 20 to 30. However, it can occur at any age, and in 2021 between 10-15% of prevalent cases were found in children. While frequency varies considerably from country to country, the highest rates are found in industrialized countries, notably in northwestern Europe and the United States. However, prevalence is increasing exponentially in industrializing countries as well, notably in Asia, the Middle East, Latin America, southern Africa and elsewhere.

In 2021, pharmaceutical sales in IBD were $15.3 billion in the United States and $3.9 billion across Japan and the EU5 (France, Germany, Italy, Spain and the United Kingdom), totaling $19.2 billion in G7 countries (comprised of the United States, EU5 and Japan). Pharmaceutical sales in IBD are estimated to be $19.7 billion and $25.9 billion in the United States and in the G7, respectively, in 2027. Total sales in the G7 in the UC market were $6.2 billion in 2021 and are estimated to be $10.5 billion in 2027, while in the CD market total sales reached $13 billion in 2021 and are estimated to be $15.4 billion in 2027. We believe the IBD market has significant growth potential driven by increasing incidence of the disease as well as the development of innovative oral therapeutics. We believe the potential for oral agents to gain significant market share is supported by physician and patient preference for the convenience of oral administration over injectable agents, increasing demand for therapies with long-term efficacy profiles, and the opportunity for potent and well-tolerated oral agents to expand the overall segment of the moderate to severe UC population that undergoes treatment.

The current IBD treatment approach is influenced by multiple factors, including disease severity, previous response to treatment, side effects and co-morbidities.

The current standard of care for treatment of patients with mild IBD involves the use of conventional anti-inflammatory therapies, although these therapies do not address all sequelae of the disease process. These drugs decrease inflammation at the intestinal wall and may reduce symptoms. Conventional anti-inflammatory therapies include: aminosalicylates (e.g., 5-ASA), immunosuppressants or immunomodulators (e.g., 6-mercaptopurine (“6-MP”), methotrexate (“MTX”)) and corticosteroids that are usually prescribed for short-term treatment to manage flare-ups.

Despite these conventional therapies, patients suffering from mild IBD may evolve towards moderate and severe forms of IBD requiring the use of advanced therapies.

Advanced therapies include:

1.

Biological agents such as TNFa inhibitors (including infliximab, adalimumab, golimumab) or IL-12/IL-23 inhibitors (such as ustekinumab), which specifically block the inflammatory factors involved in IBD. Biological agents also include gut-specific anti-integrin antibodies (such as vedolizumab, natalizumab); and

2.

New oral molecules acting on certain pathways of the inflammation such as Janus kinase (“JAK”), inhibitors (including tofacitinib and upadacitinib)-or on the trafficking of inflammatory cells such as sphingosine-1-phosphate (“S1P”) receptor agonists (e.g., ozanimod).

However, available therapies often only have moderate efficacy that changes or may wane over time, as patients potentially stop responding or do not respond at all to these treatments and thus require new therapeutic management options. In addition to the limitations related to durable efficacy of currently available drugs, safety warnings about increased risks have been pronounced for some of these drugs, especially for the class of JAK inhibitors.

In September 2021 and November 2022, FDA and the European Medicines Agency (“EMA”), respectively, published strict “warnings about increased risk of serious heart-related events, cancer, blood clots, and death for JAK inhibitors that treat certain chronic inflammatory conditions” (including UC) and recommendations “to minimize the risk of serious side effects with JAK inhibitors used to treat several chronic inflammatory disorders. These side effects include cardiovascular conditions, blood clots, cancer and serious infections.”

Figure 2. 2021 Market Share of Leading Branded Drugs in Ulcerative Colitis

For patients who do not or no longer respond to treatment, or experience complications, surgical treatment may be necessary. 50% to 80% of CD patients and 10% to 30% of UC patients require surgery over their lifetime. In light of the above, we believe that there is significant unmet medical need in the IBD treatment paradigm due to imperfect existing therapies with unfavorable clinical characteristics and limited efficacy that frequently wanes over time. A general patient preference for oral agents over injectables suggests a potential untapped treated market opportunity available for efficacious, well-tolerated oral therapies.

Our Team and Investors

Our team is comprised of industry leaders in the fields of biology, data analytics, and drug development, as well as scientific experts in chronic inflammatory diseases including IBD. The team collectively has decades of experience and a proven track record of advancing compounds into and through clinical development and commercialization.

•	Hartmut Ehrlich, MD, our Chief Executive Officer, was previously Head of Global Research and Development with Baxter BioScience, where he successfully built and advanced a portfolio with over

50 programs in preclinical and clinical development. With more than 35 years of experience, he has overseen the regulatory approval of key biologics in the specialty areas of hemophilia, thrombosis, immunology, neurology, oncology, biosurgery and vaccines, and has brought novel therapies to patients with substantial medical needs.

•

Didier Blondel, our Chief Financial Officer, was previously Chief Financial Officer at Sanofi Pasteur MSD, a Lyon-based joint venture between Sanofi and Merck. Over the past 20 years, he has held a wide variety of senior finance positions at Sanofi in both Commercial Operations and Research and Development, including as Global Research and Development Chief Financial Officer.

•

Pierre Courteille, Pharmacist, MBA, our Chief Commercial Officer and Vice President of Business Development, has more than 25 years of experience in marketing and sales within the pharmaceutical industry in France and Japan. He has extensive commercial launch and marketing experience from prior roles as Senior Vice President of Sales and Marketing for Guerbet and Chief Executive Officer of MEDEX, a medical device company owned by Guerbet, and Marketing Manager at Sanofi Pasteur Japan’s joint-venture with Daiichi.

•

Paul Gineste, PharmD, our Vice President of Clinical Operations, has nearly 20 years of experience in clinical development and strategy with leading international pharmaceutical and biotech companies, including as International Clinical Trials Manager at Boehringer Ingelheim, Head of Clinical Research and Development at Altana Pharma, Director of Clinical Studies at AB Science and Executive Vice President, Clinical Development at Theravectys, a spin-off of the Institut Pasteur specialized in lentiviral vectors.

•

Didier Scherrer, Ph.D., our Vice President of Research and Development, has an extensive track record in the development of a portfolio of therapeutic proteins in oncology, autoimmune diseases and hematology-oncology. Prior to joining our company, he performed a combined role of Chief Executive Officer and Scientific Director at Splicos. He also has experience from prior roles as Associate Director (Capability Pathways—Discovery Enabling Capabilities and Sciences) of the Research Department of AstraZeneca and as Head of Research at LFB Biotechnologies, where he led a team of fifty scientists.

•

Jérôme Denis, Ph.D., our Vice President of Process Development and Manufacturing, has more than 10 years of experience in Canada and France in pharmaceutical development and drug product manufacturing for clinical and commercial use, including prior roles at Imaxio as Executive Head of Development and Associate Director of Vaccine Development.

•

Mary Mantock, MSc, our Vice President of Regulatory Affairs has over 20 years’ experience in global development and consulting roles for regulatory affairs. Most recently, Mary was Executive Director, RA, Astellas Global Development for immune-oncology, leading a global regulatory team responsible for products in all phases of development and life-cycle management. She has led the regulatory strategy for recent approvals for several products by FDA, EMA and the Japanese Pharmaceuticals and Medical Devices Agency (“PMDA”) and has prior CRO experience at Parexel as a senior global regulatory consultant.

•

Jamal Tazi, Ph.D., our Vice President of Research, is Professor of Functional Genomics at the University of Montpellier, Senior Member at the University Institute of France and Deputy Director of the “Rabelais” Biology Centre. He has over 35 years of experience in the RNA field, including leading a team researching gene expression and editing of their products within the Institute of Molecular Genetics of Montpellier for over 20 years and co-founding Splicos.

Our board of directors is led by Chairman Corinna zur Bonsen-Thomas, Co-founder and Chief Executive Officer of RetInSight and former General Counsel at Baxter International. Additional board members include: Philippe Pouletty, MD, our founder and Managing Partner at Truffle Capital; Joy Amundson, Former President of Baxter BioScience; Kinam Hong, MD, MBA, CFA, Partner at the Crossover Fund of Sofinnova, representing Sofinnova Partners; Jean-Jacques Bertrand, former Chairman of the board of Pierre Fabre and former Chief Executive Officer of Aventis Pasteur; Antonino Ligresti, MD, representing Santé Holdings SRL, and former President of Générale de Santé; Carol Brosgart, MD, Clinical

Professor of Medicine, Epidemiology and Biostatistics at the University of California; and Christian Pierret, former French Minister of Industry, representing Truffle Capital.

Since our inception in 2013, we have raised €204 million in equity financings. We are supported by a syndicate of leading life science investors including Deep Track Capital, Invus, The Column Group Crossover Fund, Truffle Capital, Santé Holding, Sofinnova Partners and Venrock Healthcare Capital Partners.

Our Strengths

We believe the following strengths will allow us to advance our proprietary drug candidates through clinical trials and regulatory approval, while building upon our position as a leader in the development of therapeutics for chronic inflammatory diseases:

•	Our focus on indications of high unmet need and substantial commercial potential.

We focus on indications where existing treatments have left patients with significant unmet needs, where we believe obefazimod has the potential to be meaningfully differentiated. The indications we target have substantial populations and premium price therapies representing large commercial opportunities if we are able to obtain FDA approval and successfully bring obefazimod to the market.

•	Our lead drug candidate, obefazimod, with its novel mechanism of action has the potential to be a first-in-class therapy and alter the inflammatory treatment paradigm.

Our derisked lead drug candidate, obefazimod, is differentiated from competing approaches in IBD via its unique mechanism of action. We believe obefazimod is the only small molecule drug candidate in clinical development with a mechanism of action that is designed to specifically induce the production of a micro-RNA called miR-124, a potent anti-inflammatory agent. Upregulation of miR-124, as detailed in medical literature and supported by our preclinical and clinical work, downregulates multiple inflammatory mediators to control overactive immune stimulation seen in chronic inflammatory diseases. This broad coverage of multiple inflammatory pathways has the potential to increase clinical activity with a favorable tolerability profile, differentiating obefazimod in UC and potentially allowing for use in various additional indications.

•	Favorable tolerability profile demonstrated, to date.

Obefazimod has demonstrated a favorable safety and tolerability profile across all clinical studies completed to date including treatment of more than 1,000 subjects as of November 2021. To date, the entire obefazimod safety database, presents no death or malignancies and no reported clinically significant changes in laboratory parameters (liver function, hemoglobin and white blood cells). The most common treatment emergent adverse event (“TEAE”) seen with obefazimod treatment is a mild to moderate headache that is manageable with or without over-the-counter medications. Moreover, this TEAE typically occurs in the first ten days of treatment and is transient (lasting 2-5 days). Furthermore, no increased rate of opportunistic infections compared with placebo was observed.

•	Compelling and differentiating clinical characteristics position obefazimod as a potential early-line therapy for moderate to severe UC.

Obefazimod is dosed as a once-daily, oral medication, representing a meaningful point of differentiation from competing injectable therapies. Coupling this convenient and attractive dosing profile with a potentially favorable safety profile may position obefazimod as an early-line (i.e., first line after failure of conventional treatments) treatment choice for both prescribers and patients, if approved.

•	Recently published efficacy data from Phase 2a and 2b clinical trials for obefazimod in UC.

In September 2022, we published the results of our induction Phase 2b trial and 48-week extension results of obefazimod in UC in the peer-reviewed journal “The Lancet Gastroenterology & Hepatology”. At week eight of the induction study, the primary endpoint (statistically significant reduction of Modified Mayo Score) was met with once-daily administration of obefazimod (25 mg, 50 mg, 100 mg). Further, all key secondary endpoints, including endoscopic improvement, clinical remission, clinical response and the reduction of fecal calprotectin showed clinically meaningful improvements in patients dosed with obefazimod compared to placebo. Importantly, obefazimod also showed a rapid onset of action and consistent efficacy in patients who were previously exposed to biologics and/or JAK inhibitors treatment.

•	Our experienced team is comprised of global industry leaders in the development of therapeutics for chronic inflammatory diseases.

We believe that the breadth of experience and accomplishments of our management team, board of directors and scientific advisory board, combined with our broad network of established relationships with leaders in the industry and medical community, provide us with fresh insights into drug development and commercialization, and have allowed us to bring together top researchers to build interdisciplinary research and development teams. Hartmut Ehrlich, MD, our Chief Executive Officer, was previously Head of Global Research and Development with Baxter BioScience, where he successfully built and advanced a portfolio with over 50 programs in preclinical and clinical development. With more than 35 years of experience, he has overseen the regulatory approval of key biologics in the specialty areas of hemophilia, thrombosis, immunology, neurology, oncology, biosurgery and vaccines, and has brought novel therapies to patients with substantial medical needs. Didier Blondel, our Chief Financial Officer, was previously Chief Financial Officer at Sanofi Pasteur MSD, a Lyon-based joint venture between Sanofi and Merck. Over the past 20 years, he has held a wide variety of senior finance positions at Sanofi in both Commercial Operations and Research and Development, including as Global Research and Development Chief Financial Officer. Pierre Courteille, Pharmacist, MBA, our Chief Commercial Officer and Vice President of Business Development, has more than 25 years of experience in marketing and sales within the pharmaceutical industry in France and Japan. He has extensive commercial launch and marketing experience from prior roles as Senior Vice President of Sales and Marketing for Guerbet and Chief Executive Officer of MEDEX, a medical device company owned by Guerbet, and Marketing Manager at Sanofi Pasteur Japan’s joint-venture with Daiichi. Paul Gineste, PharmD, our Vice President of Clinical Operations, has nearly 20 years of experience in clinical development and strategy with leading international pharmaceutical and biotech companies, including as International Clinical Trials Manager at Boehringer Ingelheim, Head of Clinical Research and Development at Altana Pharma, Director of Clinical Studies at AB Science and Executive Vice President, Clinical Development at Theravectys, a spin-off of the Institut Pasteur specialized in lentiviral vectors. Didier Scherrer, Ph.D., our Vice President of Research and Development, has an extensive track record in the development of a portfolio of therapeutic proteins in oncology, autoimmune diseases and hematology-oncology. Prior to joining our company, he performed a combined role of Chief Executive Officer and Scientific Director at Splicos. He also has experience from prior roles as Associate Director (Capability Pathways – Discovery Enabling Capabilities and Sciences) of the Research Department of AstraZeneca and as Head of Research at LFB Biotechnologies, where he led a team of fifty scientists. Jérôme Denis, Ph.D., our Vice President of Process Development and Manufacturing, has more than 10 years of experience in Canada and France in pharmaceutical development and drug product manufacturing for clinical and commercial use, including prior roles at Imaxio as Executive Head of Development and Associate Director of Vaccine Development. Mary Mantock, MSc, our Vice President of Regulatory Affairs has over 20 years’ experience in global development and consulting roles for regulatory affairs. Most recently, Mary was Executive Director, RA, Astellas Global Development for immune-oncology, leading a global regulatory team responsible for products in all phases of development and life-cycle management. She has led the regulatory strategy for recent approvals for several products by the FDA, the EMA and the PMDA and has prior CRO experience at Parexel as a senior global regulatory consultant.

Our Strategy

Our primary goal is to develop and commercialize obefazimod for the treatment of inflammatory diseases, including UC. To achieve our goal, we are pursuing the following key elements of our strategy:

•	Advance obefazimod through pivotal studies for the treatment of UC.

In May 2021, we reported positive results from our induction Phase 2b clinical trial for the treatment of UC. Obefazimod met the primary endpoint of a statistically significant reduction in Modified Mayo Score as well as secondary endpoints of endoscopic improvement, clinical response, clinical remission and the reduction of fecal calprotectin, as compared to placebo. Furthermore, in April 2022, we reported top-line data from our Phase 2b maintenance trial. Tolerability and promising clinical activity were observed as evidenced by durable clinical remission in maintenance studies at one year. We believe this data, if confirmed by the results of our Phase 3 trial, well positions obefazimod as a potential early line therapy (i.e., first line after failure of conventional treatments) for UC, if approved. In October 2022, we announced the enrolment of the first patient for the global Phase 3 program with obefazimod for the treatment of moderate to severe UC in the United States. We expect to report top-line data by the end of 2024 for the Phase 3 induction trials and late 2025 for the maintenance trial, which we believe, if positive, has the potential to support FDA approval.

•	Evaluate strategic partnerships to maximize the value of obefazimod.

We have discovered and developed obefazimod and as a result, we currently hold its worldwide rights. For certain geographies and indications, we will consider entering into strategic partnerships to accelerate the development, and maximize the commercial potential of obefazimod, if approved. In connection with any potential strategic partnership, we plan to pursue and receive upfront funding, milestone payments and future royalties for these agreements.

•	Foster and expand key manufacturing partners to enable rapid scale-up of obefazimod.

Obefazimod is a small molecule drug candidate manufactured using commercially available, widely used raw materials and common chemical engineering and synthetic processes. Furthermore, we have and will continue to develop key manufacturing relationships with multiple contract development and manufacturing organizations (“CDMOs”) to outsource all good manufacturing practice (“GMP”) grade manufacturing operations to supply clinical trials and finalize the development of obefazimod. We currently have inventory of obefazimod exceeding our needs for the ongoing Phase 3 induction UC trial and over 70% of drug product stock we believe will be needed for the Phase 3 maintenance UC trial. We are in the process of further optimizing and developing our supply chain for obefazimod to ensure the continuity of our clinical trials, as well as capacity for intended commercial supplies.

•	Advance obefazimod through clinical development in other inflammatory diseases including CD and RA based on the availability of necessary resources and funding.

With the adequate funding of the UC trials, we plan to initiate the development in CD due to the pathophysiological and clinical similarities of CD and UC and conduct a Phase 2b/3 trial in CD. Similarly, based on the positive top-line results for our Phase 2a trial in RA in combination with methotrexate, with the adequate funding of the UC and CD trials, we plan to initiate Phase 2b trials in RA.

Our Programs

We have generated a portfolio of drug candidates targeting various inflammatory diseases. Our most advanced drug candidate, obefazimod, is in clinical development for the treatment of UC. We also may continue development of obefazimod in CD and RA, subject to the availability of necessary resources and funding.

The table below sets forth details relating to the current stages of development of our lead drug candidates:

Figure 1. Abivax’s Development Pipeline

Our Lead Drug Candidate for the Treatment of Inflammatory Diseases: Obefazimod

Obefazimod is a potentially first-in-class oral small molecule drug candidate in clinical development for patients with UC. We believe that obefazimod is the only small molecule drug candidate in clinical development with a mechanism of action that is designed to specifically induce the production of a unique RNA splicing product and anti-inflammatory agent, miR-124.

In our induction Phase 2b clinical trial for the treatment of UC, which included 252 patients across 17 different countries, obefazimod met the primary endpoint of a statistically significant reduction in Modified Mayo Score, the standard measure of disease severity, as well as secondary endpoints of endoscopic improvement, clinical response, clinical remission and the reduction of fecal calprotectin, as compared to placebo. Furthermore, we believe the safety and tolerability profile and observed activity to date of obefazimod provide important clinical differentiation. We have observed durable clinical remission in maintenance studies at one year (supporting data seen in over 1,000 subjects treated with obefazimod, 220 of which have been treated for at least one year in our UC and RA studies), as well as clinical activity in patients already refractory to advanced therapies. Of the 222 patients that completed our induction Phase 2b trial, 217 (or 97.7%) enrolled in an open-label maintenance trial to evaluate the long-term safety and efficacy profile of obefazimod for up to two years. After the first year of 50 mg once-daily oral dosing with obefazimod: (i) 119 patients (or 54.8% of all 217 patients entering maintenance) were in clinical remission; and (ii) among the 124 patients with clinical response after induction, 82 (66.1%) achieved clinical remission.

We have initiated a Phase 3 program of obefazimod for UC in consultation with international regulators, including FDA, the EMA, the PMDA and the China Center for Drug Evaluation (“CDE”). This pivotal Phase 3 program consists of two induction trials (ABTECT-1 and ABTECT-2) and one ABTECT maintenance trial in doses of 25 mg and 50 mg across 36 countries (of the respective study sites around 25% are expected to be in North America, 42% in Europe, 26% in Asia and 7% in other jurisdictions), involving 1,200 moderate to severe UC patients. Each of the trials will be randomized, double-blind and placebo controlled, using independent and central review of video-taped endoscopies with the primary endpoint of clinical remission according to the Modified Mayo Score assessed at week eight (induction) and at week 44 (maintenance), as required by FDA. Enrolment of the first patient under this program occurred on October 11, 2022. Top-line data from the ABTECT-1 and ABTECT-2 induction trials is expected to be announced by the end of 2024, and top-line data from the ABTECT maintenance trial is expected to be released during late 2025.

Currently the obefazimod safety database is supported by more than 1,000 subjects treated with obefazimod across different indications, including UC patients, some of whom are in their fourth year of continuous daily dosing.

Summary of Obefazimod’s Mechanism of Action

We believe obefazimod is a highly differentiated oral drug candidate, with a novel mechanism of action based on the upregulation of a single microRNA (miR-124) with potent anti-inflammatory properties. Obefazimod was shown to exert its anti-inflammatory effects through binding to the cap binding complex (“CBC”), which sits at the 5’ end of every RNA molecule in the cell. By binding to the CBC, obefazimod reinforces the biological functions of CBC in cellular RNA biogenesis. Specifically, obefazimod enhances the selective splicing of a single long non-coding RNA to generate the anti-inflammatory microRNA, miR-124, which downregulates the translation of pro-inflammatory cytokines and chemokines like TNF-a, IL-6, MCP-1 and IL-17, as well as Th17+ cells. This downregulation thereby potentially “puts a brake” on inflammation and suggests broad potential as a novel anti-inflammatory therapeutic agent. Laboratory analysis of the Phase 2b trial at week eight showed a highly statistically significant upregulation of miR-124 in rectal tissue in all patients treated with obefazimod, compared to baseline. The median increases were 13-fold for the 25 mg group, 25-fold for the 50 mg group and 25-fold for the 100 mg group, while no upregulation was observed in the placebo group (1.02-fold increase), indicative of the positive pharmacological effect of obefazimod. Importantly, obefazimod does not impact the splicing of cellular genes.

Figure 3. Schematic representation of the Mechanism of Action of obefazimod

Ulcerative Colitis Overview

UC is a chronic inflammatory disease of the large intestine, or colon, that affects the lining of the colon and causes small sores, or ulcers. UC is the result of several factors that are not yet well understood. Abnormal immune response, genetics, microbiome and environmental factors all contribute to UC. Research suggests that UC could be triggered by an interaction between a virus or bacterial infection in the colon and the body’s immune response. UC can occur at any age, though most people are diagnosed aged 20 - 30, and men and women are equally likely to be affected. UC can affect people of any racial or ethnic group. UC symptoms can vary, depending on the severity of inflammation and where it occurs. Signs and symptoms may include diarrhea, rectal bleeding, abdominal pain and cramping, weight loss, fatigue and fever, substantially impacting the quality of life of patients with this debilitating disease. There were an estimated 13.0 million prevalent cases of UC globally in 2021. This number is expected to increase to 13.5 million prevalent cases by 2027.

Existing Therapies and their Limitations

The current UC treatment approach is influenced by multiple factors, including disease severity, previous response to treatment, side effects and co-morbidities.

The current standard of care for treatment of patients with mild UC involves the use of conventional anti-inflammatory therapies, although these therapies do not address all sequelae of the disease process. These drugs decrease inflammation at the intestinal wall and may reduce symptoms. Conventional anti-inflammatory therapies include: aminosalicylates (e.g., 5-ASA), immunosuppressants or immunomodulators (e.g., 6-MP, MTX) and corticosteroids that are usually prescribed for short-term treatment to manage flare-ups.

Despite these conventional therapies, patients suffering from mild UC may evolve towards moderate and severe forms requiring the use of advanced therapies.

Advanced therapies include:

1.

Biological agents such as TNF-a inhibitors (including infliximab, adalimumab, golimumab) or IL-12/IL-23 inhibitors (such as ustekinumab), which specifically block the inflammatory factors involved in UC. Biological agents also include gut-specific anti-integrin antibodies (such as vedolizumab, natalizumab); and

2.

New oral molecules acting on certain pathways of the inflammation such as JAK inhibitors (including tofacitinib and upadacitinib) - or on the trafficking of inflammatory cells such as S1P receptor agonists (e.g., ozanimod).

However, these therapies often only have moderate efficacy that changes or may wane over time, as patients stop responding or do not respond at all to these treatments and thus require new therapeutic management options. For patients who do not or no longer respond to treatment, or experience complications, surgical treatment may be necessary. Approximately 10% to 30% of UC patients require surgery over their lifetime.

In summary, significant unmet medical need remains in the UC treatment paradigm due to imperfect existing therapies with unfavorable clinical characteristics and limited efficacy that frequently wanes over time.

Figure 4. Current treatment landscape.

Our Market Opportunity: Ulcerative Colitis

In 2021, total sales by the top seven countries in the UC market (comprised of the United States, EU5 and Japan) were $6.2 billion and are expected to be $10.5 billion in 2027. In 2021, there were 13 million cases of UC worldwide, of which 3.6 million were in G7 countries and 1.9 million of these cases in G7 countries were moderate to severe. The UC market has significant growth potential driven by increasing incidence of the disease as well as the development of innovative oral therapeutics. We believe the potential for oral agents to gain significant market share is supported by physician and patient preference for the convenience of oral administration over injectable agents, increasing demand for therapies with long-term efficacy profiles, and the opportunity for potent and well-tolerated oral agents to expand the overall segment of the moderate to severe UC population that undergoes treatment.

Clinical Trials

To date, over 1,000 subjects have been treated with obefazimod, including those who have been on continuous daily dosing for more than four years. We are conducting a Phase 3 program in the United States, Europe, Asia-Pacific and Latin America.

Clinical Trials – UC

Phase 2a Trial with Obefazimod for the Treatment of UC

The induction Phase 2a trial was a randomized trial of an eight-week placebo-controlled, double-blind induction phase followed by an open label long term extension trial. This proof of concept trial enrolled 32 adult patients who had been diagnosed with moderate to severe active UC for at least 12 weeks and who failed or were intolerant to conventional treatments (50%) or biologics (50%). Patients who completed the induction phase were eligible to continue in the open label extension trial. In the induction phase, patients were randomized two-to-one to a once-daily orally-administered 50 mg dose of obefazimod or placebo for eight weeks. In the long-term extension, all patients received a once-daily orally-administered 50 mg dose of obefazimod.

This double-blind, placebo-controlled trial, follows a standard study design in this indication for which a dose response as well as placebo effect can be frequently observed. The 50 mg daily dose was selected on the basis of the safety data accumulated for this dose.

Figure 5. Design of Phase 2a trial with obefazimod in UC

The primary endpoint in the induction Phase 2a trial was safety, assessed as the rate of TEAEs. Efficacy endpoints included the proportion of patients achieving clinical remission at week eight as compared to placebo, change from baseline to week eight in total Mayo clinical score (which is based on stool frequency, rectal bleeding, physician global assessment and endoscopic subscore) rate of endoscopic improvement, clinical response rate, as well as miR-124 expression in the rectal tissue of the patients. For the long-term extension, the primary endpoint was long term safety of obefazimod. Additional efficacy endpoints included clinical and endoscopic rates of response and remission. Overall, 32 patients were enrolled in the induction phase, 23 patients were randomized to obefazimod, and 9 patients randomized to placebo.

The primary endpoint in the induction phase was met, with obefazimod exhibiting a favorable safety profile and being well tolerated. Although the study was not powered for efficacy, all parameters trended in the right direction with endoscopic improvement already showing statistical significance.

Figure 6. Secondary Efficacy Endpoints of Phase 2a trial with obefazimod in UC

Of the 29 patients who completed the induction phase (20 patients for obefazimod and 9 patients for placebo), 22 patients continued into the long-term extension.

In October 2019, we announced the 12-month data from this Phase 2a proof of concept trial. This open label maintenance trial was conducted in 22 patients, of which 19 completed the first year of treatment. At 12 months, an endoscopy was performed in 16 of the 19 patients to evaluate the rate of clinical remission, and 12 of the 16 evaluable patients (or 75%) were observed to achieve clinical remission. Obefazimod was also observed to maintain overexpression of miR-124 throughout the 12 months of the trial. During the period of treatment with obefazimod, the mean total Mayo Score was observed to decrease from 8.7 to 1.9 (a decrease of 78%), the mean endoscopic score was observed to decrease from 2.3 to 0.25 (a decrease of 89%), and the median value of the fecal calprotectin biomarker was observed to decrease from 1,044 µg/g to 27.9 µg/g (a decrease of 97%).

In June 2021, we announced that 15 of the 22 patients enrolled in the Phase 2a maintenance trial had completed the third year of continuous treatment with a once-daily oral-administration of 50 mg of obefazimod. Of the 13 patients for whom an endoscopy was done in a centralized manner after the third year, 11 patients (or 50%) were observed to remain in clinical remission. Of these patients in clinical remission, seven (or 32%) achieved endoscopic remission, and eleven achieved endoscopic remission or endoscopic improvement.

Phase 2b Trial with Obefazimod for the Treatment of UC

The induction Phase 2b trial for the treatment of moderate to severe active UC, was conducted in 252 patients enrolled at 130 study sites across 15 European countries, Canada and the United States. It was completed in April 2021. The trial was a randomized, double blind and placebo controlled 16-week induction trial involving four treatment groups (receiving a oral once-daily 25 mg, 50 mg or 100 mg dose of obefazimod or placebo). Endoscopies were read centrally and blinded, by independent reviewers. Electronic subject diaries were used to enhance the reliability of the collection of stool frequency, rectal bleedings, and other patient reported outcomes-all efficacy endpoints were set according to FDA guidance.

Figure 7. Design of Phase 2b trial with obefazimod in UC

Between August 13, 2019, and April 16, 2021, 252 patients were randomly allocated to obefazimod 100 mg (n=64), obefazimod 50 mg (n=63), obefazimod 25 mg (n=63), or placebo (n=64).

Baseline characteristics were well-balanced among the treatment groups, indicating a moderate to severe UC population. At screening, 48.8% of patients had an inadequate response, loss of response, or intolerance to tumor necrosis factor alpha (TNFa) inhibitors, vedolizumab, other biologics and/or JAK inhibitors treatments, while the other patients were refractory to conventional treatments only.

Figure 8. Baseline characteristics of Phase 2b

In the full analysis set (“FAS”), the primary endpoint was met at week eight (statistically significant reduction of Modified Mayo Score) with -2.9 (95% CI -3.4 to -2.5) for the obefazimod 100 mg group, -3.2 (-3.7 to -2.7) for the obefazimod 50 mg group, -3.1 (-3.6 to -2.6) for the obefazimod 25 mg group, and -1.9 (-2.4 to -1.5) for placebo group. The magnitude of the difference in Modified Mayo Score from baseline was significantly greater in all three obefazimod groups compared with placebo (p=0.0039 for obefazimod 100 mg vs placebo, p=0.0003 for obefazimod 50 mg vs placebo, and p=0.0010 for obefazimod 25 mg vs placebo).

Furthermore, rates of clinical response and clinical remission at week eight in the FAS were higher in the three obefazimod dosage groups than with placebo. The subgroup of patients who were refractory to one or more second line therapies showed results that were consistent with the overall analysis for clinical response and clinical remission at week eight. Rates of endoscopic improvement at week eight were also higher in the obefazimod dosage groups than in the placebo group in the FAS. Change in fecal calprotectin from baseline in the FAS was greater in all obefazimod groups than with placebo.

Figure 9. Efficacy outcomes at week eight of double-blind treatment in full analysis set

		Obefazimod 100 mg (n=64)	Obefazimod 50 mg (n=63)	Obefazimod 25 mg (n=61)	Placebo (n=64)
Overall study population	Modified Mayo Score
	LSM change from baseline	-2.9	-3.2	-3.1	-1.9
	P value*	0.004	<0.001	<0.001
Clinical response
	n (%)	32 (50.0)	37 (58.7)	38 (62.3)	22 (34.4)
	[95% CI]	[37.2, 62.8]	[45.6, 71.0]	[49.0, 74.4]	[22.9, 47.3]
Clinical remission
	n (%)	16 (25.0)	11 (17.5)	16 (26.2)	8 (12.5)
	[95% CI]	[15.0, 37.4]	[9.1, 29.1]	[15.8, 39.1]	[5.6, 23.2]
Endoscopic improvement
	n/m (%)	24/54 (44.4)	21/53 (39.6)	20/58 (34.5)	8/59 (13.6)
	95% CI	[30.9, 58.6]	[26.5, 54.0]	[22.5, 48.1]	[6.0, 25.0]
Fecal calprotectin (µg/g)
	LSM difference from placebo	-1253	-1289	-1165
	[95% CI]	[-1,881, -626]	[-1,921, -658]	[-1,786, -544]
Subgroup of patients with previous exposure to biologics or JAK inhibitors	Modified Mayo Score
	m	29	23	28	27
	LSM change from baseline	-2.8	-2.9	-2.8	-1.0
	P value*	<0.001	<0.001	<0.001
Clinical response
	n/m (%)	13/32 (40.6)	13/30 (43.3)	16/30 (53.3)	5/31 (16.1)
	[95% CI]	[23.7, 59.4]	[25.5, 62.6]	[34.3, 71.7]	[5.5, 33.7]
Clinical remission
	n/m (%)	6/32 (18.8)	2/30 (6.7)	6/30 (20.0)	1/31 (3.2)
	[95% CI]	[7.2, 36.4]	[0.8, 22.1]	[7.7, 38.6]	[0.1, 16.7]

Abbreviations: ANCOVA=Analysis of Covariance, CI = confidence interval, LSM = least squares mean; m = number of patients in the category with data available for baseline and the respective visit; n= number of patients with event

Full analysis set = All patients who had received study treatment and had baseline data for at least 1 efficacy variable.

Modified Mayo Score (MMS) is the sum of assessment scores (0-3) of mucosal appearance at endoscopy, stool frequency and rectal bleeding.

Clinical remission is defined as patient rate of MMS stool frequency subscore of ≤1.

Clinical response is defined as patient rate of decrease from baseline in MMS ≥2 points and ≥30 percent from baseline, plus a decrease in rectal bleeding subscore ≥1 or an absolute rectal bleeding subscore ≤1.·

Endoscopic improvement is defined as patient rate of endoscopic subscore ≤1.

*	P value is based on nonparametric ANCOVA using the ranked data.

Of the 222 patients who completed the 16-week Phase 2b induction trial, 217 patients (97.7%) enrolled in the subsequent open-label maintenance trial to evaluate the induction Phase 2b trial long-term safety and efficacy profile of obefazimod for up to two years, irrespective of treatments or treatment outcome during the induction phase. Out of these patients who received a 50 mg once-daily oral dosing with obefazimod, 178 patients (82.0%) had a clinical response relative to induction baseline, of which 119 (54.8%) were in clinical remission, 133 (61.3%) had an endoscopic improvement, and 72 (33.2%) had an endoscopic remission.

Moreover, at week 48, 38 patients were in sustained clinical remission and 107 in sustained clinical response. A total of 71 patients exhibited de novo clinical response and 81 de novo clinical remission. Clinical response and remission were achieved by 75 patients (76.5%) and 38 patients (38.8%), respectively, who were previously exposed to biologics and/or JAK inhibitors treatment. These results demonstrate the long-term clinical activity of obefazimod in patients who were refractory to conventional treatments, as well as patients who were previously exposed to biologics and/or JAK inhibitors treatment.

Figure 10. Week 48 results of long-term extension Phase 2b trial

Sustained clinical remission/response or endoscopic remission/improvement means a clinical remission or clinical response or endoscopic remission or endoscopic improvement in the subpopulation of patients with clinical remission or clinical response or endoscopic remission or endoscopic improvement at maintenance study entry (i.e., at week eight of induction study).

De novo clinical remission/response or endoscopic remission/improvement means a clinical remission or clinical response or endoscopic remission or endoscopic improvement in the subpopulation of patients without clinical remission or clinical response or endoscopic remission or endoscopic improvement at maintenance study entry (i.e. at week eight of induction study).

*	For 6 subjects, endoscopic data were missing at week eight of the induction study and were not included in this analysis.

Phase 3 Clinical Trial and Regulatory Pathway in UC

We are working with IQVIA, a global premier contract research organization, to conduct the Phase 3 program with obefazimod in UC, following consultations with regulatory agencies, including FDA, EMA, CDE and PMDA.

This pivotal Phase 3 program consists of two induction trials (ABTECT-1 and ABTECT-2) and the subsequent ABTECT maintenance trial of obefazimod at doses of 25 mg and 50 mg across 36 countries (out of the approximately 600 study centers, around 25% are expected to be in North America, 42% in Europe, 26% in Asia and 7% in other jurisdictions) involving approximately 1,200 moderate to severe UC patients. Each of the trials will be randomized, double-blind and placebo controlled, using independent and central review of the video-taped endoscopies with the primary endpoint of clinical remission according to the Modified Mayo Score assessed at week eight (induction) and at week 44 (maintenance), as required by FDA.

Figure 11. Design of Phase 3 trial with obefazimod in UC

Enrollment of the first patient under this program in the United States occurred on October 11, 2022. Top-line data from the ABTECT-1 and ABTECT-2 induction trials is expected to be announced by the end of 2024 and top-line data from the ABTECT maintenance trial is expected to be announced in late 2025.

Figure 12. Expected upcoming milestones for the Phase 3 program of obefazimod for UC

Additional Clinical Studies Completed with Obefazimod

In addition, four Phase 1 clinical studies have recently been completed to assess the tolerability and safety profile of obefazimod: (i) a Phase 1 heart rhythm (QT interval) trial, for which we enrolled 120 healthy volunteers; (ii) a Phase 1 trial of drug-drug interactions, for the purposes of providing further information on any possible interactions of obefazimod with other drugs, for which we enrolled 60 healthy volunteers; (iii) a Phase 1 absorption, distribution, metabolism, and excretion trial for the purposes of generating additional data to further evaluate the safety profile of obefazimod, for which we enrolled 12 healthy volunteers; and (iv) a Phase 1 trial conducted in Japanese subjects to further evaluate pharmacokinetics and tolerability of obefazimod in this population, for which we enrolled 48 healthy volunteers. The results of these Phase 1 clinical studies provide supportive data for our further clinical development and NDA submission. Furthermore, additional Phase 1 clinical studies to support New Drug Application (“NDA”) submission are planned.

Clinical Trials – CD

Following the results of the Phase 2a and Phase 2b induction and maintenance trials in UC, we are interested in pursuing clinical development in CD, due to the pathophysiological and clinical similarities of CD and UC and initiating a Phase 2b/3 trial in CD with the objective to demonstrate clinical activity and safety profile consistent with that already observed in UC. We believe the preclinical and Phase 1 data generated in our UC trials are sufficient for completion of these equivalent trials in CD, which we believe allows us to enter straight into a Phase 2b/3 trial for this indication. The timing of the initiation of this trial depends on the availability of the necessary resources and funding.

Clinical Trials – RA

We have also completed a Phase 2a induction trial for the treatment of RA. Top-line results for the Phase 2a trial, a placebo-controlled orally-administered twice-daily 50 mg oral dose of obefazimod in combination with MTX, versus placebo for 12 weeks in 60 patients with moderate to severe active RA with inadequate response to MTX and/or one or more tumor necrosis factor alpha inhibitors were announced in June 2021. The Phase 2a trial was conducted across 24 sites throughout Europe, including Belgium, the Czech Republic, France, Hungary and Poland and was observed to meet its primary endpoint of safety and tolerability (50 mg dose) during the twelve weeks of induction treatment. Although the sample size of this trial had not been powered to show a significant difference on the efficacy endpoints, outcomes for patients dosed with obefazimod were observed to be statistically superior as compared to patients dosed with to placebo on the key secondary endpoint (achieving at least an ACR20 response) at week 12 for the per-protocol population.

Patients who completed the Phase 2a trial were invited to continue treatment in an open label Phase 2a maintenance trial to assess the safety and efficacy of obefazimod. In March 2022, we announced the results of this Phase 2a maintenance trial and, of the 40 patients enrolled, 23 completed the first year of treatment. All patients enrolled in the Phase 2a maintenance trial were observed to achieve at least an ACR20 response, with 19 and 12 patients, respectively, achieving an ACR50 and ACR70 response. We intend to initiate a Phase 2b trial, subject to the availability of the necessary resources and funding.

ABX711

ABX711 is the main active metabolite of obefazimod in humans. Once administered, obefazimod is glucuronidated by UGT1A9 to form a N-glucuronidated form of the compound, ABX711.

ABX711 has the same mechanism of action as obefazimod. In preclinical studies, we have observed through cryo-electron microscopy that ABX711, like obefazimod, binds to the CBC. In vitro studies have shown that ABX711 is able to induce miR-124 expression in human peripheral blood mononuclear cells with the associated downstream cytokine modulation. Furthermore, in vivo, ABX711 demonstrated efficacy in the dextran sulfate sodium (“DSS”) mouse model and will now be tested in additional inflammatory preclinical models. We plan to continue the advancement of this program, subject to the availability of the necessary resources and funding.

Manufacturing and Supply

Obefazimod

Our lead compound, obefazimod, is manufactured using commercially available, widely used raw materials and common chemical engineering and synthetic processes. Obefazimod is formulated as an oral solid capsule. We have successfully scaled-up active pharmaceutical ingredients and drug product processes, and we have a large supply of active pharmaceutical ingredients and capsules available for clinical trials.

We outsource all manufacturing operations and rely on European third-party CDMOs to supply clinical trials and finalize the development of obefazimod. These operations are designed to be in compliance with the standards imposed by GMP Regulations. We believe our outsourcing strategy and internal organization allow us to focus our resources on the development of different drug candidates and the management of third parties, without investing in expensive manufacturing facilities and equipment. All third parties are assessed under our quality system and agreements are in place to compel compliance and we maintain agreements with manufacturers which include confidentiality and intellectual property provisions to protect proprietary rights.

We are in the process of further optimizing and scaling up our supply chain for obefazimod to ensure capacity for our expected commercial supply, if FDA approved.

ABX711

ABX711 is expected to be manufactured using common chemical engineering. It is intended to be formulated as an oral solid product.

Manufacturing operations for ABX711 are planned to be located in Europe.

Research and Development

Since our incorporation in 2013, the majority of our resources have been allocated to research and development activities. We are conducting development activities to expand the commercial potential of our drug candidates, in particular obefazimod. In the years ended December 31, 2020 and 2021, we incurred €34.7 million and €47.8 million, respectively, of research and development expenses, or 86.9% and 89.5% respectively, of our total operating expenses. Our research and development expenses consist primarily of the following items:

For the year ended December 31, 2021, our total operating expenses were €53.4 million, as compared to €39.9 million for the year ended December 31, 2020, an increase of €13.5 million, or 34%. This increase was primarily due to an increase in research and development expenses.

•	personnel expenses, including salaries, benefits, and share-based compensation expenses, for employees engaged in research and development activities;

•

sub-contracting, collaboration and consultant expenses that primarily include the cost of third-party contractors such as CROs who conduct our non-clinical studies and clinical trials, and research related to our proprietary platforms, as well as investigative sites and consultants that conduct our preclinical studies and clinical trials;

•

expenses incurred under agreements with contract manufacturing organizations (“CMOs”), including manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical study and clinical trial materials;

•	expenses relating to preclinical studies and clinical trials;

•	expenses relating to regulatory affairs; and

•	expenses relating to the implementation of our quality assurance system.

Competition

We compete with companies that have drugs on the market or are developing drug candidates for chronic inflammatory disease. The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change, as researchers learn more about chronic inflammatory diseases and develop new technologies and treatments.

Significant competitive factors in our industry include: (i) product efficacy and safety; (ii) quality and breadth of an organization’s technology; (iii) skill of an organization’s employees and its ability to recruit and retain key employees; (iv) timing and scope of regulatory approvals; (v) government reimbursement rates for, and the average selling price of, pharmaceutical products; (vi) the availability of raw materials and qualified manufacturing capacity; (vii) manufacturing costs; intellectual property and patent rights and their protection; and (viii) sales and marketing capabilities. Given the intense competition in our industry, we cannot assure you that even if we are able to successfully develop any products, that they will be clinically superior or scientifically preferable to products developed or introduced by our competitors.

Our competitors in the chronic inflammatory disease field are primarily large pharmaceuticals companies including, but not limited to, AbbVie, Pfizer, Eli Lilly, Takeda and Johnson & Johnson. Several lines of research are being developed to improve the treatment of IBD. Many companies are working to develop new, more effective and better tolerated treatments with more practical formulations, especially small molecules administered orally, better accepted than monoclonal antibodies that require administration by injection.

The molecules in development have various mechanisms of action and are primarily: (i) S1P modulators; (ii) anti-integrins; (iii) interleukin 12 and 23, or IL-12/IL-23, modulators; or (iv) anti-JAKs.

S1P modulators allow sequestration of activated lymphocytes in lymph nodes and thus reduce their circulation in the gastrointestinal tract. Ozanimod (Zeposia®) is a S1P receptor modulator that is selective for the S1P1 and S1P5 receptors. It was approved by FDA and EMA for the treatment of moderate to severe UC in 2021. Phase 3 trials are currently being conducted to assess the efficacy of ozanimod in CD. Top-line results of a Phase 3 induction trial of ARENA Pharmaceuticals’ etrasimod for the treatment of UC were announced in March 2022 and the primary endpoint, as well as the key secondary endpoints were reached; a Phase 2/3 trial is currently being conducted in CD.

Etrolizumab, a selective anti-alpha-4/beta-7 monoclonal antibody developed by Roche/Genentech, recently failed in Phase 3 for CD after failing in Phase 3 in UC in 2020. The anti-integrin class is currently represented by vedolizumab/Entyvio® and natalizumab/Tysabri®.

The anti-integrin drugs work by preventing the leukocytes to move from the blood vessels to sites of inflammation. They block the action of integrin on the surface of circulating immune cells and endothelial cell adhesion molecules, thereby inhibiting the interactions between leukocytes and intestinal blood vessels. Natalizumab and vedolizumab block a4-integrin and a4ß7-integrin respectively. These drugs are injectable (Humanized mAb).

Anti-interleukins IL-12/IL-23, entered the UC market in 2019 as ustekinumab (Johnson & Johnson’s Stelara®). In 2021, AbbVie filed an authorization application with FDA and EMA for Risankizumab (Anti- IL-23 - Skyrizi®) for the treatment of moderate to severe CD and a Phase 3 trial in UC is underway. In 2021, Eli Lilly reported that mirikizumab (Anti- IL23) generated data in a Phase 3 maintenance trial in UC that led to the submission of an authorization request to regulatory agencies. Phase 3 trials in CD are also underway with mirikizumab. All these drugs are injectable (Humanized mAb) . IL-23 is a regulator of T-helper (Th)-17 cell. IL-23 prevents regulatory T-cell response in the intestine, and therefore increases inflammation in this gut. Anti-interleukins targeting the IL-23 have been shown to be effective for induction and maintenance of remission in patients with moderate-severe UC.

The JAK correspond to four intracellular tyrosine kinases: JAK1, JAK2, JAK3 and tyrosine kinase 2. Inhibition of the JAK-STAT signal channel makes it possible to block the production of pro-inflammatory cytokines, including TNFa, to block other pathways of inflammation and to regulate innate and adaptive immunity. Thus, several cytokines and several inflammation pathways are blocked simultaneously, unlike TNFa inhibitors, which only have a single target. In September 2021, FDA published a black box warning, requiring pharmaceutical companies to provide a warning for increased risk of serious cardiac events, cancer, blood clots and death linked to anti-JAK treatments used for the treatment of certain IBD, including UC. Consequently, these treatments are only accessible to patients who do not respond to any other available treatment and who have certain well-defined conditions.

In the anti-JAK class, to our knowledge the following products are authorized or in advanced development:

•

Pfizer’s tofacitinib (Xeljanz®) is a non-selective JAK inhibitor. It obtained marketing approval in UC in June 2018. In September 2021, FDA concluded that there was a high risk of serious side effects following a randomized clinical trial conducted to assess the safety of tofacitinib. Consequently, the molecule that will be used as a third line treatment in patients who meet specific criteria.

•

Gilead and Galapagos’ filgotinib (Jyseleca®) is a selective JAK1 inhibitor. Since November 2021, filgotinib has been approved for the treatment of UC in the European Union. Authorization requests have also been submitted to the UK Medicines and Healthcare products Regulatory Agency (“MHRA”) and the Japanese PMDA for the treatment of moderate to severe UC. A Phase 3 study in CD is also underway.

•

AbbVie’s upadacitinib (Rinvoq®), which is also a selective JAK1 inhibitor, was approved by FDA in March 2022 for the treatment of moderate to severe UC. EMA authorization is pending. A Phase 3 study in CD is currently underway.

Our competitors may also succeed in obtaining EMA, FDA or other regulatory approvals for their drug candidates more rapidly than us, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights. Market acceptance of our drug candidates will depend on a number of factors, including: (i) potential advantages over existing or alternative therapies or tests; (ii) the actual or perceived safety of similar classes of products; (iii) the effectiveness of our sales, marketing, and distribution capabilities; and (iv) the scope of any approval provided by FDA or foreign regulatory authorities.

We anticipate that we will face intense and increasing competition as new drugs and therapies enter the market and advanced technologies become available.

Government Regulation

Companies operating in the pharmaceutical industry are subject to increased scrutiny by the competent authorities and must deal with an ever-changing and increasingly restrictive legal and regulatory environment.

The development of drugs involves several stages: research and development, preclinical tests, clinical studies, authorization, manufacturing and marketing.

All of these stages are subject to specific requirements that impose substantial and onerous constraints, compliance with which is ensured by various national (in France, the French National Agency for Medicinal and Health Products’ Safety, Agence Nationale de Sécurité du Médicament et des Produits de Santé—“ANSM”), regional (in Europe, the EMA) or federal (in the United States, FDA) public authorities.

Failure to comply with these regulations may be subject to fines, to the suspension or withdrawal of the authorizations and certifications required to perform pharmaceutical activities, to the seizure or withdrawal of products from the market, or to partial or total suspension of their manufacturing. Public authorities may also withdraw marketing authorizations (“MAs”) previously granted or reject MA applications and initiate legal proceedings.

These regulatory constraints aim at ensuring the efficacy and safety of drugs.

Although the regulatory constraints may differ from a country to another, development of therapeutic products for human use must comply with requirements shared by all developed countries. The steps to be completed before obtaining a MA in the EU and in the United States are generally as follows:

•	conduct of preclinical laboratory tests and studies in animals, in accordance with Good Laboratory Practice (“GLP”);

•

conduct of clinical trials in humans to demonstrate the safety and efficacy of the product for each considered indication, in accordance with Good Clinical Practice (“GCP”), if necessary after authorization by the competent authority and an ethics committee;

•	preparation and submission of a MA application to the competent authority, in order to market the product;

•	inspection by the competent authority of the manufacturing facilities in which the product or its ingredients are manufactured to assess compliance with GMP;

•	inspection by the competent authority of establishments distributing medicinal products in order to assess their compliance with Good Distribution Practice (“GDP”); and

•	if needed, commitment by the applicant to comply with post-MA requirements.

Due to these regulatory constraints, the development and approval process of a drug candidate for commercialization, which varies according to its nature, complexity and novelty, usually extends over several years.

EU Regulation

Preclinical Development

Preclinical studies include laboratory evaluation of the composition, purity and stability of the active pharmaceutical ingredient and the formulated product, as well as studies to evaluate the tolerance (toxicological studies), activity and behavior of the drug candidate in vitro and in animals (in vivo).

The conduct of preclinical studies is subject to legal and regulatory provisions, as well as GLP.

Preclinical studies are a prerequisite for the initiation of clinical trials in humans: all the results of these trials are submitted to the regulatory authorities at the same time as the application to initiate clinical trials. However, while preclinical tests must be performed prior to the conduct of clinical trials in humans, certain long-term preclinical tests, such as tests on reproductive toxicity and carcinogenicity, may continue after the submission of an application to initiate clinical trials.

Clinical Trials in Humans

Clinical trials are designed to establish the safety, efficacy and tolerability of a drug candidate in a specific indication. They involve the administration of the product to human subjects and are generally conducted in three sequential phases (phases 1, 2 and 3). Although the three phases may be conducted jointly, by way of principle, each of them must achieve its objectives before a new phase can be started:

•

Phase 1: the company evaluates the drug candidate in healthy subjects or in patients with the disease for which the drug candidate is being tested or with a targeted condition. The primary objective of this phase is to evaluate the safety, tolerance at the proposed dosage, metabolism and pharmacological action of the drug candidate, the side effects associated with dose escalation and, if possible, to obtain preliminary evidence of its efficacy.

•

Phase 2: the drug candidate is administered to a limited population of patients with the condition for which the product is developed, in order to evaluate the tolerance and optimal dosage of the drug candidate, to identify possible adverse effects and safety risks, and to perform a preliminary evaluation of its efficacy.

•

Phase 3: the drug candidate is administered to a larger number of patients, typically in multiple centers and countries, in order to obtain the data necessary to establish the efficacy and safety of the product in its intended use and to define its benefit/risk ratio, required for approval.

Additional trials (sometimes called phase IV trials) may also be conducted after MA has been obtained. These trials are intended to obtain additional information on the drug in its authorized indication, and in particular to verify its clinical benefits on a real population scale. Performance of these phase IV trials may be either required by the competent regulatory authorities as a condition of approval of the drug or voluntary.

The conduct of clinical trials must comply with complex regulations throughout the various phases of the process, which are based on the principle of informed consent of the subject. The information communicated to participants concerning the objective, methodology and duration of the research, as well as the expected benefits, constraints and foreseeable risks of administering the products, is summarized in a written consent document provided to the subject prior to his/her participation in the research. Any substantial modification of a clinical trial must be the subject of a new consent.

The current European regulatory framework applicable to clinical trials is originally derived from the European Directive 2001/20/EC of April 4, 2001 on the approximation of the laws, regulations and administrative provisions of the Member States relating to the implementation of good clinical practice in the conduct of clinical trials on medicinal products for human use. This directive was adopted to harmonize the European regulatory framework for clinical trials by establishing common rules for the control and authorization of trials within the EU. However, Member States transposed and applied the provisions of the Directive in different ways. The European regulation resulting from this directive was therefore reviewed and replaced by Regulation (EU) No. 536/2014 of April 16, 2014. This regulation, which is directly applicable in all EU Member States, aims at unifying and streamlining the clinical trial authorization process by simplifying adverse event reporting procedures, improving the supervision of clinical trials and increasing their transparency. In this sense, the regulation includes the following points:

•

The submission of a single application for authorization via the portal associated with the EU database, including a common part jointly assessed by all EU Member States in which the trial will be conducted, and a national part covering the ethical and operational aspects of the trial, assessed independently by each Member State. A single decision covering all aspects of the application will thus be issued by each of the concerned Member States;

•

Increased transparency: the EU database is a source of public information, without prejudice to the protection of personal data and confidential commercial information. This public information includes the authorization of the clinical trial, general information about the trial, its termination date and a summary of the final results.

•	Also, all suspected serious and unexpected adverse reactions to an investigational medicinal product occurring during the clinical trial must be reported through the EU database.

This regulation, whose entry into force was subject to the confirmation that the IT portal and database provided for in this regulation are fully operational, finally became effective on January 31, 2022.

Within the EU, clinical trials must also comply with the GCP standards defined by the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use.

Finally, the EU framework applicable to clinical trials has also been significantly strengthened with Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation, “GDPR”), which entered into force on May 25, 2018. This regulation has significantly increased EU citizens’ rights by giving them more control over their personal data.

Marketing Approval

In order to be legally marketed, drug candidates must first be authorized through a MA issued by the competent authorities.

In that respect, pharmaceutical companies submit an application to these authorities, which is evaluated according to scientific criteria of quality, safety and efficacy. The dossier is written in a standardized format: the

CTD (Common Technical Document) format. This format is used in the EU, in the United States and in Japan. The MA dossier describes both the manufacture of the active substance and the finished product, and the results of preclinical and clinical studies.

In the European Economic Area, MAs can be granted either at the European level (European marketing authorization) or at a national level (national marketing authorization).

Ordinary Marketing Authorizations

In the EU, MAs can be issued through different procedures.

•

The European MA (so-called “centralized MA”) is granted by the European Commission after the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA issued an opinion regarding the application. The MA issued under this procedure is valid in all EU member states and throughout the European Economic Area (“EEA”).

The centralized procedure is compulsory for some types of medicinal products such as biotechnology products or products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes or autoimmune and viral diseases. The centralized procedure is optional for products containing a new active substance that has not yet been authorized in the EEA or for products which present a significant therapeutic, scientific or technical innovation or are of interest for the public health in the EU.

•	National MAs are issued at a national level by the competent authorities of the concerned Member States. They are valid only on their territory.

National MAs can be issued for products that do not fall within the mandatory scope of the centralized procedure.

•	Medicinal products which do not fall under the mandatory scope of the centralized procedure and:

•

Which have not received a national MA in any of the Member States, may be authorized through the decentralized procedure. This procedure enables the simultaneous issuance of national MAs in several EU countries.

Under the decentralized procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which a MA is sought. One of these Member States is designated by the applicant to act as the Reference Member State (“RMS”). The competent authority of the RMS drafts an assessment report and prepares a summary of product characteristics (“SmPC”), a package leaflet and a draft labelling, which are sent to the other Member States involved in the procedure, known as the Concerned Member States (“CMS”), for approval. If the CMS do not raise any objections based on a potential serious risk to public health, regarding the assessment, the SmPC, the labelling or the packaging proposed by the RMS, a national MA is granted for the product in all Member States involved in the procedure (i.e., in the RMS and the CMS)

•	Which have received (a) national MA(s) in one or several of the EU Member States, may be authorized through the mutual recognition procedure.

In this procedure, the Member State which issued the initial MA, known as the RMS, must prepare an assessment report on the medicinal product or update any existing report. This report is sent to the CMS, together with the approved SmPC and the labelling and package leaflet. Unless an objection based on a potential serious risk to public health is raised, the CMS issue(s) a national MA for the product, the terms of which are identical to the MA granted by the RMS.

Depending on the procedure used, the EMA or the national competent authority(ies) must, before granting a marketing authorization, make an assessment of the benefit/risk ratio of the product based on scientific criteria of quality, safety of use and efficacy

Derogatory Marketing Authorization Procedures

By way of derogation, some parallel procedures allow for a faster marketing of medicinal products in the EU:

•	The conditional MA is issued by the European Commission for a period of one year (instead of five) and is renewable annually.

It is granted in the absence of sufficient clinical data to obtain an ordinary MA if the following requirements are met: (i) the drug is intended to treat, prevent or diagnose a fatal or seriously debilitating disease, (ii) it fulfils to an unmet medical need, (iii) its benefit/risk ratio is, on the basis of the available data, positive, (iv) it is likely that the applicant will be able to provide the required comprehensive post-MA clinical data and (v) in terms of public health, the benefits of the product’s immediate availability to patients outweigh the risks inherent to the lack of sufficient clinical data.

The granting of a conditional MA is accompanied by specific obligations, in particular relating to the completion of clinical trials, the performance of new studies and the collection of pharmacovigilance data in order to confirm the benefit/risk ratio of the product.

•	For drugs of major interest from a public health or therapeutic innovation perspective, the assessment procedure may be accelerated from 210 to 150 days.

The PRIME project (Priority Medicines), an EMA initiative launched in March 2016, also allows for the early identification (as early as phase II/III) of medicines eligible for the accelerated procedure and offers enhanced support through scientific advice and dialogue with the EMA throughout the development of the candidate medicine concerned.

•

MAs may be granted under exceptional circumstances to medicinal products for which a complete evaluation file cannot be provided when the product’s indication is too rarely encountered and reasonably prevents the provision of comprehensive evidence, when the current state of scientific knowledge prevents the provision of such data or when the collection of the necessary data would be unethical. This MA is re-evaluated annually.

Some specific derogatory procedures may be provided for in Member States’ national regulations. For instance, in France, unauthorized drugs intended to treat serious, rare or incapacitating diseases may benefit from an early market access authorization (autorisation d’accès précoce, “AAP”) provided that the following requirements are met: (i) there is no appropriate treatment for this condition, (ii) the implementation of the treatment cannot be deferred, and (iii) the efficacy and safety of the drug are strongly presumed based on the results of therapeutic trials and the innovative nature of the drug is presumed. The AAP is issued for a limited renewable period by the French Health Authority (Haute Autorité de Santé, “HAS”) after the ANSM issued an opinion on the application submitted by the concerned company. In addition, the company must be required to file a MA application for its product within a period specified by the HAS.

Post-Approval Requirements

Pharmacovigilance Requirements

The holder of a MA issued by a European/Member State’s competent authority must establish and maintain a pharmacovigilance system and designate a Qualified Person Responsible for Pharmacovigilance (“QPPV”) as the person responsible for monitoring this system. The main obligations of the QPPV include prompt reporting of suspected serious adverse reactions and submission of periodic pharmacovigilance update reports (“PSURs”).

All MA applications must include a risk management plan (“RMP”) describing the risk management system that the company will put in place and setting out measures to prevent or minimize the risks associated with the drug. The regulatory authorities may also issue a MA subject to the fulfillment of specific obligations. These risk reduction measures or post-authorization obligations may consist, in particular, of reinforced safety monitoring, more frequent submission of PSURs, the conduct of additional clinical trials or the performance of post-authorization safety studies.

Advertising Requirements

Although the details are governed by the regulations of each Member State and may differ depending on the country, the general principles applicable to the advertising and promotion of medicines are established by EU directives.

More specifically, any advertising or promotion of a medicinal product must comply with its authorized SmPC. Consequently, any promotion of unauthorized features is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU.

These regulatory requirements are sanctioned by fines, suspension or withdrawal of regulatory authorizations, drug recalls, drug seizures, operating restrictions and even criminal prosecution.

Coverage and Reimbursement

In the EU, pricing and reimbursement systems widely vary from one country to another and remain exclusively the responsibility of the Member States.

Thus, Member States may restrict the range of medicines for which their national health insurance system provides reimbursement and to control the price of medicines for human use, provided that time limits for review of a reimbursement application provided in Directive 89/105/EEC of 21 December 1988 must be complied with.

Some countries use a system of positive and negative lists, whereby medicines can only be marketed after a reimbursement price has been agreed. Others may require additional studies comparing the cost-effectiveness of a drug to existing therapies in order to obtain approval for reimbursement or pricing. Finally, Member States can agree to a set price or, instead, allow companies to set their own prices while having their profits monitored and controlled (e.g., control of the quantity of prescriptions).

Over the last few years, many EU countries have increased the amount of rebates applied to drugs, and these efforts may continue as countries exercise greater control over their healthcare spending due to often large debts. The downward pressure on healthcare costs in general, including prescription drugs, has become considerable. Changing political, economic and regulatory conditions can complicate price negotiations. This price negotiation can continue after reimbursement has been achieved and is generally subject to periodic reviews. Finally, reference prices used by various EU Member States and parallel trade, i.e., arbitrage by distributors between low and high price Member States, may also lead to further price reductions.

Other Healthcare Laws

Relationships between the pharmaceutical industry and healthcare professionals are subject to national restrictions and regulations in order to avoid any incentive to prescribe drugs that is not justified by the patient’s state of health and profile.

When failing to comply with these regulations, in addition to a significant risk to their reputation, the companies and professionals concerned may be subject to significant criminal penalties and, in the case of the latter, disciplinary penalties.

Transparency mechanisms also allow the public to have access to information so that they can more objectively assess the relationships between healthcare professionals and companies manufacturing or marketing health products or providing related services.

Under such regulations, companies must disclose key information about their relationships with healthcare professionals, such as the remuneration or benefits paid, and agreements entered into. Companies that knowingly fail to disclose this information may be subject to criminal penalties.

U.S. Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, (“FDCA”) and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold on a clinical trial, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	Completion of preclinical laboratory studies, animal studies and formulation studies in compliance with the FDA’s GLP regulations;

•	Submission to the FDA of an Investigational New Drug Application (“IND”) which must become effective before human clinical trials may begin;

•	Approval by the Institutional Review Board (“IRB”), at each clinical site before each trial may be initiated;

•	Performance of adequate and well-controlled human clinical trials, in accordance GCP requirements to establish the safety and effectiveness of the proposed drug product for each indication;

•	Submission to the FDA of an NDA;

•	Satisfactory completion of an FDA advisory committee review, if applicable;

•

Satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice (“cGMP”) requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Preclinical Studies and INDs

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical studies may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human patients under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research patients provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the IRB(s) competent for the institution(s) participating in the clinical trial must review and approve the plan for any clinical trial before it commences. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their www.clinicaltrials.gov website.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Each of Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision.

In addition, under the Pediatric Research Equity Act of 2003, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

The FDA also may require submission of a Risk Evaluation and Mitigation Strategy (“REMS”) plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include Medication Guides (FDA approved patient labeling to be provided to patients when the drug is dispensed), physician communication plans, assessment plans, or Elements to Assure Safe Use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug to an Advisory Committee. An Advisory Committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an Advisory Committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the commercial product would be manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to verify the clinical data submitted in the NDA, and to assure compliance with GCP requirements.

After evaluating the NDA and all related information, including the Advisory Committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may at any time prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After initial approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, the submission of advertising and promotion, and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require manufacturers to investigate and correct of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	Fines, warning letters or holds on post-approval clinical trials;

•	Refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

•	Product seizure or detention, or refusal to permit the import or export of products; or

•	Injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of unapproved uses (“off-label” uses), and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Coverage and Reimbursement

Sales of our drug candidates, if approved, will depend, in part, on the extent to which such products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payors determine which medications they will cover and establish reimbursement levels. In addition, these third-party payors are increasingly limiting coverage or reducing reimbursements for medical products and services. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. In addition, the U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. As a result, adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our drug candidates or a decision by a third-party payor to not cover our drug candidates could reduce physician usage of our drug candidates, once approved, and have a material adverse effect on our sales, results of operations and financial condition. Additionally, we or our collaborators may develop companion diagnostic tests for use with our product candidates. We or our collaborators will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our product candidates, once approved. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

Other Healthcare Laws

We will also be subject to other healthcare regulation and enforcement by the U.S. federal government and the states in which we will conduct our business once our drug candidates are approved. Failure to comply with these laws, where applicable, can result in the imposition of significant administrative, civil, and criminal penalties. The laws that may affect our ability to operate in the United States include:

•

The federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

•

Federal false claims and civil monetary penalties laws, including the civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•

The U.S. federal Health Care Fraud Statutes, which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;

•

The Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the Centers for Medicare & Medicaid Services, information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other health care professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, as well as and ownership and investment interests held by physicians and their immediate family members;

•

The U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

•

Certain state laws governing the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

In addition, many states have similar laws and regulations, such as anti-kickback and false claims laws that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Further, certain states enacted laws that require: pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; the reporting of information related to drug pricing; the registration of pharmaceutical sales representatives. In addition, certain states enacted legislation to govern the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

Healthcare Reform

The enactment of the Affordable Care Act (“ACA”) has substantially changed healthcare financing and delivery by both governmental and private insurers, and significantly impacted the pharmaceutical industry. The ACA, among other things, established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, and provided incentives to programs that increase the federal government’s comparative effectiveness research. Since its enactment, there have been judicial and congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the United States Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. In addition, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (“IRA”), into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program.

Other legislative changes have been proposed and adopted since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 was signed into law which among other things, led to aggregate reductions in Medicare payments to providers of up to 2% per fiscal year. These reductions went into effect on April 1, 2013, and, due to subsequent legislative amendments, will remain in effect until 2031, except for a temporary suspension from May 1, 2020, through March 31, 2022, due to the COVID-19 pandemic. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester.

In addition, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. For example, there have been several congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services (“HHS”), released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Intellectual Property

Our success will depend upon our ability to obtain and maintain patents for our drug candidates in the United States and internationally, including composition-of-matter, pharmaceutical composition, synthesis process and method of treatment, as well as patent and other intellectual property and proprietary protection for our novel discoveries and other important technology inventions and know-how.

In addition to patents, we rely upon unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our commercial partners and selected consultants. Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. In addition, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. For more information, please see “Risk factors—Risks Relating to Intellectual Property”.

Patents

All the patents and patent applications are co-owned except U.S. patent 10,464,903 and U.S. patent 10,745,357, as described below.

Obefazimod

As of November 30, 2022, the principal property rights related to obefazimod, include:

•

U.S. patent 10,017,498, which is directed to the composition of matter of obefazimod generically and specifically and to a pharmaceutical composition comprising it. This patent is also granted in Europe and several other countries (Australia, Brazil, Canada, China, Hong Kong, Cuba, India, Japan, South Korea, Mexico, Russia, South Africa) and has an expiry date of 2030, not including patent term adjustment or any potential patent term extension.

•

U.S. patent 10,975,063 which is directed specifically to obefazimod (composition of matter), free base and salts of obefazimod, a pharmaceutical composition comprising it, a process for preparing it and a method for treating AIDS. This patent has an expiry date of 2030, not including any potential patent term extension.

•

U.S. patent 10,435,370 which is directed to the method of treating inflammatory diseases including UC, CD, and RA by obefazimod generically and specifically. This patent is also granted in Europe and several other countries and has an expiry date of 2035, not including patent term adjustment or any potential patent term extension.

•

Pending application U.S. 17/113,369 is directed to the method of treating inflammatory diseases including UC, CD, and RA by Obefazimod specifically. Divisional U.S. patents and U.S. patent applications protect additional inflammatory diseases. Another patent directed to a method of treating inflammation was filed in 2018.

•

Further indications are also protected by other patents: U.S. patent 9,827,237, which is directed to the method of treating Human Leukemia virus infection. This patent is also granted in Europe and several other countries and has an expiry date of 2034. U.S. patent 9,145,367, which is directed to the method of treating AIDS by obefazimod generically and specifically. This patent is also granted in Europe and several other countries and has an expiry date of 2030. U.S. patent 9,108,919, which is directed to the method of treating cancer by obefazimod generically and specifically. This patent is also granted in Europe and several other countries and has an expiry date of 2030. Another patent application directed to a method of treating cancer has been filed worldwide in 2019. U.S. patent 10,806,729 which is directed to the method of treating HIV resistant patients by obefazimod generically and specifically. This patent is also granted in Europe and other countries and has an expiry date of 2036.

•

Patent applications WO2020/127843 and WO2020/127839 which are respectively directed to the method of treating other inflammatory diseases and cancer by obefazimod generically and specifically or its N-glucuronide metabolite have been filed worldwide in 2019.

•

Patent application WO2021/186053, which is directed to the method of treating Coronoviridae infection by obefazimod generically and specifically or its N-glucuronide metabolite has been filed worldwide in 2021.

•

Patent application WO2021/152129, which is directed to the amorphous solid dispersion (ASD) of obefazimod, its method of preparation, pharmaceutical composition and method of treating inflammatory disease, cancer and viral diseases therewith has been filed worldwide in 2021.

•

Patent application WO2021/152131, which is directed to co-crystals and salts of obefazimod, pharmaceutical composition and method of treating inflammatory disease, cancer and viral diseases therewith has been filed worldwide in 2021.

•

U.S. patent 10,464,903 and U.S. patent 10,745,357, which are directed to a synthesis process for manufacturing obefazimod and derivatives thereof, a polymorphic form of the free base of obefazimod and crystalline forms of various salts of obefazimod. These patents have an expiry date of 2037. A corresponding European patent has also been granted. These patents have been acquired by Abivax and will be transferred at the USPTO in due course.

•	Patent application WO2022/200426, which is directed to a synthesis process for manufacturing obefazimod and derivatives thereof and was filed worldwide in 2022.

ABX711

As of November 30, 2022, the principal property rights related to ABX711 include:

•

U.S. patent 10,329,317 which is directed to the composition of matter of ABX711, its synthesis process, pharmaceutical composition and method of treating viral and retroviral infections therewith. The patent is also granted in Europe and other countries and has an expiry date of 2036.

•	Method of treating inflammation diseases and cancer by ABX711 are also covered in patent applications WO2020/127843 and WO2020/127839 filed worldwide in 2019.

•	Method of treating Coronoviridae infection by ABX711 is also covered by patent application WO2021/186053 filed worldwide in 2021.

•	A priority patent application was also filed in 2021 directed to a synthesis process for manufacturing ABX711.

Trademarks and Domain Names

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we are seeking patent protection for our product candidates, the patent term is 20 years from the earliest date if filing a non-provisional patent application. In the United States, the term of a patent may be lengthened by a patent term adjustment, which provides for term extension in the case of administrative delays at the United States Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent with an earlier expiration date. Furthermore, in the United States, the term of a patent covering an FDA approved drug may be eligible for a patent term extension under the Hatch-Waxman Amendments as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended. In the future, if any of our product candidates receives FDA approval, we expect to apply for a patent term extension, if available, to extend the term of the patent covering such approved product candidate. We also expect to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such an extension should be granted, and even if granted, the length of such an extension. See “Risk Factors—Risks Related to our Intellectual Property—Our ability to commericialize our drug candidates may decrease if we are unable to protect our intellectual property rights or if these rights are insufficient for our purposes.”

We own a number of trademarks and domain names, including our logo and the URL for our website, as well as a number of websites including the name “abivax” or “obefazimod”. Abivax is a registered trademark of our company in Australia, Brazil, Canada, China, Cuba, the European Union, France, Great Britain, India, Japan, South Korea, and Mexico.

Key Collaborations and Partners

Financing Arrangements

First KC Agreement

On July 24, 2018, we entered into a €20 million venture loan agreement with certain Kreos Capital entities (“KC”) (the “First KC Agreement”). The financing consists of two tranches of structured debt financing: (i) a total principal amount of €10 million, comprised of (x) €8 million in non-convertible bonds issued in July 2018 and (y) €2 million in convertible bonds issued in August 2018 (the “First Tranche A Notes”) and (ii) a total principal amount of €10 million, comprised of (x) €8 million in non-convertible bonds and (y) €2 million in convertible bonds, each issued in May 2019 (the “First Tranche B Notes”, together with the First Tranche A Notes, the “First KC Notes”).

Interest on the First KC Notes, as set out in a (i) convertible bonds issue agreement and (ii) a bonds issue agreement, each between us and KC and dated July 24, 2018 (the “Convertible Bonds Issue Agreement” and the “Bonds Issue Agreement”, respectively), accrues annually at a rate of 8% plus 3-month Euro Interbank Offer Rate (“Euribor”) (subject to a minimum interest rate of 8% and a maximum interest rate of 9%) in 54 monthly installments. Principal of the non-convertible bonds is repaid in 42 monthly installments, commencing the thirteenth interest payment date. An additional “end-of-loan” payment amounting to 9% of the initial principal of the non-convertible bonds is due on the final repayment date (including any prepayment).

In October 2020, the €4 million convertible bonds (in respect of both the First Tranche A Notes and the First Tranche B Notes) were converted into 464,309 shares. The final repayment date for the non-convertible bonds portion of the First Tranche A Notes was December 1, 2022. The final repayment date for the non-convertible bonds portion of the First Tranche B Notes is November 1, 2023.

Additionally, on July 24, 2018, concurrent with First KC Agreement, we entered into a warrant issue agreement with KC (the “Warrant Issue Agreement”), pursuant to which we issued 185,723 share warrants (“BSAs”) (the “KC Warrants”), of which 110,957 were issued in respect of the First Tranche A Notes and 74,766 were issued in respect of the First Tranche B Notes. The exercise price of the BSAs issued in respect of the First Tranche A Notes is €7.21 per BSA, and the exercise price of the BSAs issued in respect of the First Tranche B Notes is €10.70 per BSA pursuant to the amending agreement with KC on January 31, 2019. The KC Warrants are transferable only to certain financial institutions and cannot be listed on a stock exchange. The KC Warrants expire on the occurrence of the earlier of: (i) the tenth anniversary of the issue date; or (ii) the sale of our entire issued share capital. We entered into a put option agreement with KC in connection with the Warrant Issue Agreement pursuant to which, KC may sell option warrants to us upon each exercise of all or part of the KC Warrants.

The First KC Agreement includes certain restrictive covenants (subject to customary exceptions) including, inter alia, restrictions on the incurrence of indebtedness, cross-default, the distribution of dividends and the grant of security interests. As security for the First KC Notes, KC benefits from the grant of first-ranking collateral on our principal tangible and intangible assets, including pledges over our business as a going concern and intellectual property rights in our principal drug candidates, as well as a pledge over our bank accounts and receivables.

Second KC Agreement

On October 12, 2020, we entered into a bonds issue agreement with KC (the “Second KC Agreement”), pursuant to which we issued bonds in a total principal amount of €15 million, comprised of (i) a €10 million tranche (the “Second Tranche A Notes”) and a €5 million tranche (the “Second Tranche B Notes”), with an option to issue an additional €5 million tranche (the “Second Tranche C Notes” and collectively with the Second Tranche A Notes and the Second Tranche B Notes, the “Second KC Notes”).

The Second Tranche A Notes were issued in October 2020, and the Second Tranche B Notes were issued in November 2020. The Second KC Notes rank pari passu with the First KC Notes.

Interest on the Second KC Notes accrues annually for the first 12 months from their respective issue dates at a rate of 8% plus 3-month Euribor (subject to a minimum interest rate of 8% and a maximum interest rate of 9%), after which the annual interest rate is increased to a fixed rate of 9.75% for the remainder of the term. Interest is paid in 48 monthly installments. Principal is repaid in 36 monthly installments, commencing on the thirteenth interest payment date.

As security for the Second KC Agreement, KC benefits from the grant of first-ranking collateral on our principal tangible and intangible assets, including pledges over our business as a going concern and intellectual property rights in our principal drug candidates, as well as a pledge over our bank accounts and receivables.

OCEANE Bonds

On July 30, 2021, we issued approximately €25 million 6% convertible senior unsecured and unsubordinated bonds due July 30, 2026 corresponding to 654,621 convertible bonds (the “OCEANE bonds”). The OCEANE bonds are exchangeable, at the option of the bondholders, for new or existing shares and bear interest at a rate of 6% per annum, payable semi-annually on January 30 and July 30 of each year, beginning January 30, 2022.

The nominal value of each OCEANE bond was set at €38.19, representing a conversion/exchange premium of 25% over the reference share price and corresponding to the placing price of the newly-issued shares in the concurrent accelerated bookbuilding process announced on July 22, 2021. The issue price of each OCEANE bond was €38.19, representing 100% of the principal amount. The exchange ratio will be adjusted if the adjusted conversion ratio is higher than the updated conversion ratio on January 30, 2023, July 30, 2023 and January 30, 2024. The exchange ratio may be adjusted in the event of certain financial transactions being undertaken by the Company as set out in the terms and conditions of the OCEANE bonds.

Prior to maturity, bondholders have the right to receive new and/or existing shares by way of set-off against amounts owed under the Convertible Bonds. Exercising this right results in the cancellation of the Convertible Bonds for which it is exercised. We may suspend this right for a period of up to three months in the event of a share capital increase or other financial transaction as set out in the terms and conditions of the OCEANE bonds.

The OCEANE bonds may be redeemed early by repurchase, tender or exchange at our option, or at the option of the bondholders in the event of a change of control of the Company, a delisting of our shares or if our free float falls below 25%. Unless converted, exchanged, previously redeemed or bought back and cancelled, the OCEANE bonds will be redeemed and cancelled at their principal value on July 30, 2026 and no longer be outstanding.

Royalty Certificates

On August 31, 2022, we issued €2.9 million in royalty certificates (the “Royalty Certificates”).

The terms and conditions of the Royalty Certificates provide holders with the right to royalties equal to 2% of the future net sales of obefazimod (worldwide and for all indications) following its commercialization.

The amount of royalties that may be paid under the Royalty Certificates is capped at €172 million (the “Royalty Cap”). The Royalty Certificates do not provide for any dividend rights, coupon payments or any other additional financial rights other than the right to royalties. In particular, the Royalty Certificates do not grant any financial rights in respect of any other products that may be developed by us beyond obefazimod.

The Royalty Certificates have a term of 15 years and do not provide for an accelerated repayment in case of a change of control. We may at any time repay the Royalty Certificates in full by paying an amount equal to the Royalty Cap minus any royalties paid prior to such reimbursement. The Royalty Certificates are subject to a one-year lock-up, after which they will become freely transferable by each holder thereof in whole, but not in part. The Royalty Certificates are not listed nor assigned an ISIN.

Share Purchase Agreement

Prosynergia S.à.r.L.

On April 1, 2022, we entered into a share purchase agreement pursuant to which we acquired 100% of the capital and voting rights of Prosynergia S.à.r.L, a Luxembourg biotech company, registered in the Luxembourg Trade and Companies Register under no. B257479, with registered offices located at 241 route de Longwy – 1941 Luxembourg City, Luxembourg for consideration of €3.25 million (the “Prosynergia Agreement”). The terms of the Prosynergia Agreement also include a possible earn-out, which is triggered in the event our market capitalization is in excess of €300 million (evaluated at certain specified record dates), a listing of our shares on Nasdaq or a merger and acquisition transaction prior to March 31, 2023. The amount of the earn-out is equal to 1% of the difference between our market capitalization and €300 million, subject to a maximum amount of €4 million. It is, as the case may be, payable in the first half of 2023. No amount will be payable in the event our market capitalization is lower than €300 million.

Collaboration, Research and Development Agreements

IQVIA Master Services Agreement

On December 17, 2018, we entered into a master services agreement with IQVIA Ltd (“IQVIA”) for the provision of clinical trial services, research and other services for individual clinical studies on human beings (the “IQVIA Master Services Agreement”), as amended on September 9, 2022.

Pursuant to the IQVIA Master Services Agreement and underlying Work Order, IQVIA agreed to perform certain services on our behalf as we request, subject to IQVIA’s acceptance of the services and related budget in the applicable Work Order, including, but not limited to, strategic planning, expert consultation, clinical trial services, statistical programming and analysis, data processing, data management, regulatory, project management, pharmacovigilance, central laboratory services, clinical pharmacology services, electrocardiogram services and device services. In consideration therefore, we agreed to pay IQVIA an agreed set of fees based on our requests, as set forth in the applicable Work Order. We have the right to terminate the IQVIA Master Services Agreement or requested work without cause and at any time upon 45 days’ written notice. We and IQVIA each have the right to terminate the IQVIA Master Services Agreement in the event of a breach by the other party, if such breach has not been substantially cured within the 30-day period.

Pursuant to the IQVIA Master Services Agreement and a study specific Work Order executed with IQVIA, IQVIA is responsible for coordinating our Phase 3 clinical trial for obefazimod in UC.

Evotec Master Services Agreement

On September 1, 2017, we entered into a master services agreement with Evotec International GmbH (“Evotec”), pursuant to which Evotec provides drug discovery services to us, in order to have optimized leads obtained for various viral indications for further developments within the context of a global collaborative program and to any further development programs under which we would require the assistance of Evotec in the provision of services (the “Evotec Drug Discovery Services Agreement”).

Under the Evotec Master Services Agreement, Evotec must provide its services in accordance with common industry standard of current established practices by suitably qualified staff, using equipment in an agreed premises, under allocated timelines agreed between the parties and in compliance with all relevant legislation. Evotec may not subcontract its obligations to us other than to an affiliate without our express prior written consent.

In consideration for services provided, we are required to pay Evotec an agreed set of fees. We own, and Evotec assigns to us to the extent permissible under applicable law, all intellectual property rights conceived, discovered, invented or made by Evotec in connection with the provision of drug discovery services.

We have the right to terminate Evotec Master Services Agreement or any project without cause at any time upon 60 days’ written notice. We and Evotec each have the right to terminate the Evotec Master Services Agreement or any ongoing work upon 20 days’ written notice for a breach by the other party, if such breach has not been substantially cured within the 20 day period.

Delpharm Agreement

On November 24, 2016, we entered into a manufacturing agreement with Delpharm Lille S.A.S. (“Delpharm”), pursuant to which Delpharm produces batches of capsules containing obefazimod required to carry out clinical studies (the “Delpharm Agreement”). The Delpharm Agreement renews automatically for successive periods of one year until either party notifies the other of its intention not to renew the agreement. The agreement is still in effect on the date hereof. Either party may terminate the agreement upon serious breach or a serious non-execution of the agreement by the other party.

Seqens Agreement

On March 11, 2016, we entered into a development and clinical batch production agreement with “Produits Chimiques Auxiliaires et de Synthèse” (“Seqens”), under which Seqens provides services relating to the development and production of active ingredients, including obefazimod (the “Seqens Agreement”). The Seqens Agreement was amended on March 2, 2021 in connection with our UC phase 3 program. In accordance with the Seqens Agreement, in consideration for Services provided, we are required to pay Seqens an agreed set of fees as agreed in the relevant Work Order.

The Seqens Agreement remains in full force and effect until the earlier of (i) the execution of an agreement for the commercial manufacturing by Seqens of obefazimod under Phase IV, such agreement to be negotiated between Seqens and us in good faith, (ii) the failure to reach such a Phase IV agreement or (iii) the failure to obtain all marketing approval by the FDA and other relevant regulators in Europe.

According to the Seqens Agreement, either party may terminate the agreement in the event of the other party’s failure to perform one or more of its obligations. This termination shall only become effective one month after the issuance by the complaining party of a registered letter with acknowledgement of receipt setting out the reasons for the complaint, unless within this period the defaulting party has fulfilled its obligations or has provided proof of an impediment due to force majeure.

According to the Seqens Agreement, we have the right to postpone requested work or unilaterally terminate the agreement or a work request at any time by simple notification, subject to payment to Seqens of the sums due in proportion to the actual progress of the work on the day of receipt by Seqens of its notification, as well as any costs incurred prior to such receipt by Seqens that would be non-revocable and not subject to reallocation within a reasonable time.

State-guaranteed loan

On 11 June 2020, we obtained non-dilutive financing from Société Générale in the form of a €5 million State-guaranteed loan (the “State-guaranteed loan”). The State-guaranteed loan had an initial duration of 12 months

(subject to a five-year extension option) and accrues interest at a rate of 0.25% with repayment of principal falling due in June 2021. The State-guaranteed loan was immediately made available to us in June 2020. In March 2021, we entered into an amendment to the State-guaranteed loan, which extended the repayment date of the State-guaranteed loan by five years until June 2026. The State-guaranteed loan includes certain customary covenants and prepayment provisions, as well as a negative covenant restricting the disposal of assets representing more than 50% of the gross value of our fixed assets.

Royalties Agreement

On December 18, 2008, we entered into an agreement with (i) the French National Centre for Scientific Research (the “CNRS”), (ii) the University of Montpellier, and (iii) the Institut Curie, which sets out financial conditions under which we can use any intellectual property rights and research results derived from certain research collaboration programs we had with the CNRS, the University of Montpellier, and the Institut Curie and which have now been terminated (the “Royalties Agreement”).

Pursuant to the Royalties Agreement, the CNRS and the Institut Curie are entitled to receive milestone payments, as well as royalty payments on global net sales of products using the intellectual property rights and research results jointly developed with them (including obefazimod) (each, a “Qualifying Product”). The amounts of the milestone payments for each Qualifying Product are limited and not material compared to the amount of the expected royalties.

In case we commercialize directly a Qualifying Product, royalties due under the Royalties Agreement are in the low single-digit percentages subject to an annual minimum.

In the event we commercialize a Qualifying Product by way of a license granted to a third-party, we may elect (i) to pay royalties calculated in the same manner as if we were commercializing the Qualifying Product directly, or (ii) to pay royalties (high single-digit to low double-digit percentages) calculated based on the revenues we receive under the license granted to the third-party.

For the avoidance of doubt, the Royalties Agreement does not include any cap on the total payments which may be due by us under such Royalties Agreement.

The Royalties Agreement survives until the expiration of the underlying intellectual property rights (without any termination rights to either party).

Facilities

We sublease approximately 765 m² of office space and three parking spaces at 7-11 boulevard Haussmann, 75009 Paris, France, for our headquarters and other administrative functions. The sublease agreement has been entered into for a period of three years expiring on June 21, 2025. Unless terminated by either party, it will be automatically renewed for additional successive periods of one year. The sublease of these facilities may, subject to certain restrictions provided by law, be terminated by us or by the lessor from June 30, 2024, subject to nine months’ prior written notice. Furthermore, the sublease will automatically terminate in the event of the early termination of the head lease (which expires on June 30, 2027). We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available in the future on commercially reasonable terms, if required.

Employees and Human Capital Resources

As of June 30, 2022, we had 24 full-time employees, consisting of 18 within the research and development department and six within the general administrative department. Our employees are subject to the national collective bargaining agreement for the pharmaceutical industry (the convention collective nationale de l’industrie pharmaceutique).

We believe that we maintain good relations with our employees. As of June 30, 2022, all of our 24 full-time employees were based in France.

Legal Proceedings

From time-to-time, we may be a party to legal, administrative or arbitration proceedings arising in the ordinary course of our business.

As of the date of this prospectus, we are not a party to any material legal, administrative or arbitration proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows.

Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations and our financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biotechnology company focused on developing therapeutics that modulate the body’s natural immune system to treat patients with chronic inflammatory diseases, with a drug candidate portfolio led by obefazimod, which is in a clinical Phase 3 program in ulcerative colitis (“UC”). We believe that obefazimod is the only small molecule drug candidate in clinical development with a mechanism of action that is designed to specifically induce the production of a unique micro-RNA called miR-124, a potent anti-inflammatory agent. In our induction Phase 2b clinical trial for the treatment of UC, which included 252 patients across 17 different countries, obefazimod met the primary endpoint of a statistically significant reduction in Modified Mayo Score, the standard measure of disease severity, as well as secondary endpoints of endoscopic improvement, clinical response, clinical remission and the reduction of fecal calprotectin, as compared to placebo. We have observed durable clinical remission in maintenance studies at one year (supporting data seen in over 1,000 subjects treated with obefazimod, 220 of whom have been treated for at least one year in our UC and rheumatoid arthritis (“RA”) studies), as well as clinical activity in patients already refractory to advanced therapies. Of the 222 patients that completed our induction Phase 2b trial, 217 (or 97.7%) enrolled in an open-label maintenance trial to evaluate the long-term safety and efficacy profile of obefazimod for up to two years. After the first year of 50 mg once-daily oral dosing with obefazimod: (i) 119 patients (or 54.8% of all 217 patients entering maintenance) were in clinical remission; and (ii) among the 124 patients with clinical response after induction, 82 (66.1%) achieved clinical remission.

We were incorporated as a société anonyme on December 6, 2013 and, in 2014, we acquired Splicos, Wittycell and Zophis by means of a universal transfer of assets and liabilities (transmission universelle de patrimoine (“TUP”)). We have been listed on Euronext Paris since June 26, 2015. We are currently listed on Compartment B of Euronext Paris.

On April 1, 2022, we acquired Prosynergia S.à.r.L (“Prosynergia”), a Luxembourg-based biotechnology company, with the aim of strengthening our research and development portfolio, for an amount of €3.3 million. Since January 1, 2022, we have prepared consolidated financial statements. For additional information see Note 4 to our unaudited interim condensed consolidated financial statements as of June 30, 2022, and for the six months ended June 30, 2022, and 2021 included elsewhere in this prospectus. On December 12, 2022, we completed a merger with Prosynergia and all of Prosynergia’s assets and liabilities were transferred to us and Prosynergia was dissolved.

Since our incorporation as a société anonyme in 2013, we have devoted substantially all of our efforts to organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio, acquiring or discovering drug candidates, research and development activities for obefazimod and other compounds, establishing arrangements with third parties for the manufacture of our drug candidates and component materials, and providing general and administrative support for these operations. We do not have any products approved for sale and have not generated any revenue from product sales or otherwise. We do not expect to generate significant revenue from product sales or royalties unless and until our drug candidates are approved for marketing and successfully commercialized.

We have incurred significant operating losses since inception and we expect to continue to incur significant expenses and operating losses for the foreseeable future. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of obefazimod and any future drug candidates. For the years ended December 31, 2021 and 2020, we reported net losses of €42.5 million and €37.6 million, respectively. As of June 30, 2022, we carried forward accumulated tax losses of €263.3 million. We expect to continue to incur net operating losses for at least the next several years, and we expect our research and development expenses, general and administrative expenses, and capital expenditures will increase substantially in connection with our ongoing activities, particularly if and as we:

•	continue to advance our existing drug candidates through clinical development;

•	timely and successfully complete clinical development of obefazimod, our clinical-stage drug candidate;

•	seek and maintain regulatory and marketing approvals for obefazimod and any future drug candidates for which we successfully complete clinical trials;

•	continue the preclinical and clinical development of our drug candidates;

•	expand the scope of our current clinical trials for our drug candidates;

•	begin new clinical trials for our drug candidates;

•	develop, scale and validate our commercial manufacturing capabilities for our drug candidates;

•

establish a sales, marketing and distribution infrastructure to commercialize any drugs for which we may obtain regulatory and marketing approval for which we have not entered into a collaboration with a third-party;

•	seek to discover, identify and validate additional drug candidates;

•	acquire or in-license other drug candidates and technologies;

•	make milestone, royalty or other payments under in-license or collaboration agreements;

•	obtain, maintain, protect, enforce and expand our intellectual property portfolio;

•	manufacture, or have manufactured, nonclinical, clinical and potentially commercial supplies of ABX464 and any future drug candidates;

•	attract new and retain existing clinical, scientific, operational, financial and management personnel; and

•	incur additional legal, accounting, and other costs associated with operating as a U.S. public company following the completion of this offering.

Our net losses may fluctuate significantly from period to period, depending on the timing of expenditures related to our research and development activities.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for a drug candidate. In addition, if we obtain regulatory approval for a drug candidate and do not enter into a third-party commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, manufacturing and distribution activities.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through equity offerings, debt financings or other capital sources, which could include collaborations, strategic alliances, or additional licensing arrangements. We may be unable to raise additional funds or enter into such arrangements when needed, on favorable terms, or at all. Our failure to raise capital or enter into such agreements as, and when, needed, could have a material adverse effect on our business, results of operations, and financial condition, including requiring us to have to delay, reduce or eliminate product development or future commercialization efforts. The amount and timing of our future funding requirements will depend on many factors including the successful advancement of obefazimod or any future drug candidates. Our ability to raise additional funds may also be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide, such as those resulting from the ongoing COVID-19 pandemic and the hostilities in Ukraine.

Because of the numerous risks and uncertainties associated with development of treatment of chronic inflammatory diseases, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

We have financed our operations and growth to date primarily through private and public offerings of our equity securities (€206.9 million in gross proceeds to date, of which €57.7 million of gross proceeds were from the initial public offering of our shares on Euronext Paris in June 2015), bank borrowings and structured loans (€65.0 million to date), reimbursements of Research Tax Credits (Crédit d’Impôt Recherche (“CIR”)) (in an aggregate amount of €26.6 million) and subsidies received from BpiFrance (including €13.5 million of subsidies and €6.6 million of conditional advances to date).

As a result of the level of available cash and cash equivalent of €26.6 million as of June 30, 2022, the repayment of the receivable of €3.4 million held with respect to the University Hospital of Nice in August 2022, the 2021 Research Tax Credit refund of €4.2 million in October 2022, the gross capital increase of €46.2 million in September 2022 and the issuance of royalty certificates for €2.9 million, we expect to fund our forecasted operating cash flow requirements until the end of the first quarter of 2023.

Beyond that date, our ability to fund operations will depend upon our ability to raise additional capital from existing and/or new specialized investors and/or debt from lenders.

Following the successful Extraordinary General Meeting allowing the addition of up to 20 million new shares in November 2022, and with the approval of our Board of Directors, actions have been initiated to prepare and secure such financing.

Based on our current business plan, we believe that our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our current operations for at least the next              months. However, our operating plans may change as a result of a variety of factors, and we may need to seek additional funds sooner than planned. In any event, we will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for and commercialize our drug candidates. If sufficient funds on acceptable terms are not available when needed, we could be required to significantly reduce our operating expenses and delay, reduce the scope of, or eliminate one or more of our development programs. See the subsection titled “—Liquidity and Capital Resources”.

Presentation of Financial Information

Our audited financial statements as of, and for the years ended, December 31, 2021, and 2020 were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Our unaudited interim condensed consolidated financial statements as of June 30, 2022, and for the six months ended June 30, 2022, and 2021 were prepared in accordance with IAS 34, Interim Financial Reporting, the standard of IFRS applicable to interim financial statements.

Principal Factors Affecting Our Results of Operations

The following factors have affected, and we expect will continue to affect, our results of operations.

Research and Development Activities

Research and development activities are central to our business. Since our inception, most of our resources have been allocated to research and development and it accounts for the majority of our operating expenses. For the year ended December 31, 2021, research and development expenses accounted for 90% of our total operating expenses, as compared to 87% for the year ended December 31, 2020. Drug candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect that our research and development expenses will increase in the foreseeable future as we seek to advance the development of our drug candidates. The successful development of our drug candidates is highly uncertain.

At this time, we cannot accurately determine or estimate the nature, timing and costs of the research and development activities that will be necessary to complete the remainder of the development of obefazimod, and we may never succeed in obtaining regulatory approval for obefazimod or any future drug candidates we may develop. The duration, costs and timing of clinical trials and the development of our drug candidates will depend on numerous risks and uncertainties associated with clinical development, including risks and uncertainties related to:

•	the scope, progress, outcome and expenses of our clinical trials and other research and development activities;

•	the length of time required to enroll suitable patients and successful patient enrollment in, and the initiation and completion of, clinical trials;

•	the results of our clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	the establishment of commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	the expense of filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	changing government regulation;

•	launching commercial sales of our drug candidates, if and when approved, whether alone or in collaboration with others;

•	maintaining a continued acceptable safety profile of the drug candidates following regulatory approval;

•	the ability to market, commercialize and achieve market acceptance for obefazimod or any other drug candidate that we may develop in the future; and

•	significant competition and rapidly changing technologies within the biopharmaceutical industry.

A change in the outcome of any of these variables with respect to the development of any or our drug candidates could significantly change the costs and timing associated with the development of that drug candidate. The actual probability of success for our drug candidates may be affected by a variety of factors, including the safety and efficacy of our drug candidates, investment in our clinical programs, manufacturing capability and competition with other products and drug candidates. As a result of these variables, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization and sale of our drug candidates.

Regulatory Approval and Market Acceptance of our Drug Candidates

We may never succeed in achieving regulatory approval for any of our drug candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some drug candidates or focus on others. A change in the outcome of any of these factors with respect to the development of drug candidates that we are developing could mean a significant change in the costs and timing associated with the development of such drug candidates. For example, if the European Medicines Agency (“EMA”) or the U.S. Food and Drug Administration (“FDA”) or other regulatory authority were to require us to conduct non-clinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrolment in any clinical trials, we could be required to spend significant additional financial resources and time on the completion of clinical development.

Equity and Debt Financing

At this stage, we have not generated any revenue from sales of our products or otherwise, and we do not expect to do so unless and until we successfully complete development of, obtain marketing approval for and successfully commercialize, one or more of our drug candidates. Until such time that we can generate substantial revenue from sales of products, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings and government or other third-party funding. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others the rights to develop or market drug candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Acquisition of Prosynergia

On April 1, 2022, we acquired Prosynergia with the aim of strengthening our research and development portfolio, for an amount of €3.3 million. In addition, we granted a loan of €1.4 million to Prosynergia on December 1, 2021, which is to be repaid by December 31, 2025, or earlier if there is a breach of the sale and purchase agreement. The terms of the transaction also include possible earn-out payments for a maximum additional amount of €4.0 million based on the potential evolution of our market capitalization, a listing of our shares on Nasdaq or a merger and acquisition transaction prior to March 31, 2023. No amount will be payable in the event our market capitalization is lower than €300 million.

Since January 1, 2022, we have prepared consolidated financial statements.

COVID-19 Pandemic

We have been actively monitoring the impact of the COVID-19 pandemic on our business and globally. To date, our financial results have not been impacted by the COVID-19 pandemic. However, we cannot, at this time, predict the extent to which our business could be adversely affected by any resurgence of COVID-19 infection levels of the development of a new COVID-19 variant in regions where we, or third parties on which we rely, have, or may establish, concentrations of clinical trial sites or other business operations. The extent of the impact of the COVID-19 pandemic on the business, operations and clinical development timelines and plans remains uncertain, and depends on certain developments, including the extent of the impact of the COVID-19 pandemic on the business or operations of manufacturers, contract research organizations (“CROs”), and other third parties with whom we conduct business. The future financial impact of the COVID-19 pandemic on us could vary from those currently foreseen. We will continue to actively monitor the rapidly evolving situation related to COVID-19 pandemic and may take further actions that alter our operations, including those that may be required by governmental authorities, or that the management determine are in the best interests of our employees and other third parties with whom we do business.

In June 2020, we obtained a non-dilutive financing in the form of a State-guaranteed loan of €5.0 million with an initial maturity of 12 months at 0.25% and a five-year extension option. In March 2021, the company exercised the five-year extension option with a one-year deferral of the principal repayment. See “—Liquidity and Capital Resources—Sources of Liquidity”.

Between early 2020 and March 2021, we were engaged in developing a novel treatment for patients with COVID-19, using our drug candidate obefazimod to treat the cytokine storm and hyper-inflammation syndrome observed in COVID-19 patients, the COVID-19 Program. To support a randomized Phase 2b/3 clinical trial for this program, a total non-dilutive funding of €36 million was agreed with Bpifrance of which €19.8 million was allocated directly to us and €16.2 million to University Hospital of Nice, which directly managed part of the financing of the COVID-19 clinical trial. Following the results of the trial and the recommendations of the Data and Safety Monitoring Board, we terminated the COVID-19 Program on March 5, 2021. As Bpifrance recorded the project as unsuccessful, the reimbursement of the conditional advance of €6.3 million received in June 2020 was waived in April 2021. This resulted in the recognition of an income of €4.5 million corresponding to the carrying amount of the advance at this date. In addition, we received a payment of €3.3 million in October 2021 to reimburse additional expenses incurred in 2020.

As at the date of this prospectus, we have been able to continue our key business activities and advance our clinical programs. However, in the future, it is possible that it will become more difficult to enroll participants in the clinical trials, which could delay the clinical development timelines. In particular any significant delay, including any delays as a result of the COVID-19 pandemic, in the supply of a drug candidate or raw material components for an ongoing clinical trial due to the need to replace a third-party contract manufacturing organization, or the potential closure of clinical trial investigation sites in case of a COVID-19 outbreak, could considerably delay the completion of the clinical trials we undertake. See “Risk Factors—Risks Related to our Operations and Strategic Development—The COVID-19 pandemic has been, and may continue to be, highly disruptive to our business, industry and in general”.

Components of Our Results of Operations

The following discussion sets forth certain components of our results of operations, as well as factors that impact those items.

Total Operating Income

As at the date of this prospectus, we have not generated any revenue from product sales or from other sources, and we do not expect to generate any revenue from the sale of products or otherwise, even if approved, in the near future. Our ability to generate revenue in the future, if ever, will depend almost entirely on our ability to successfully develop, obtain regulatory approval for, and then commercialize our drug candidates or conclude a partnering business development agreement within our product portfolio. No revenue has been generated during the periods under review.

Other Operating Income

Other operating income comprises subsidies in the form of non-refundable subsidies from Bpifrance, and research tax credits (CIR), each as described below. Subsidies that are upfront payments are presented as deferred income and recognized as other income for the amount of the expenses incurred as part of the research program to which the subsidy relates. Subsidies that are received either as compensation for expenses or losses already incurred, or for our immediate financial support without associated future costs, are recognized as other income when there we have reasonable assurance that the subsidies will be received.

Subsidies are non-repayable grants received by us. They are recognized in the financial statements in the period in which the related expenses are incurred when there is reasonable assurance that the subsidies will be received and that we will comply with their conditions. We have received various subsidies and other assistance from Bpifrance since our creation. The funds are intended to finance our operations or specific projects. See “—Liquidity and Capital Resources—Sources of Liquidity—Bpifrance – Conditional Advances and Subsidies”.

The French tax authorities grant a research tax credit to companies to encourage technical and scientific research by French companies. Companies demonstrating that they have incurred research expenses that meet the required criteria, including research expenses located in France or certain other European countries, receive a tax credit that can be used against the payment of the corporate tax due for the fiscal year in which the expenses were incurred and during the next three fiscal years. Companies may receive cash reimbursement for any excess portion.

We apply for the CIR for research expenses incurred in each fiscal year and recognize the amounts claimed in the same fiscal year. As we meet the EU definition of a small and medium-sized enterprise (“SME”), we are eligible for payment in cash of our CIR in the year following the request for reimbursement, which corresponds to the period after which we incurred the eligible costs.

We have concluded that the CIR meet the definition of a government grant as defined in IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and, as a result, they have been classified as “Other income” within operating income in our statements of consolidated operations.

We received the CIR for 2021 in October 2022 and we expect to request the CIR for 2022 in 2023, in each case under the community tax rules for SMEs and in compliance with the current regulations. The CIRs we are granted may be subject to audit by the French tax authorities.

Total Operating Expenses

Our operating expenses consist of research and development expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of the following items:

•	personnel expenses, including salaries, benefits, and share-based compensation expenses, for employees engaged in research and development activities;

•

sub-contracting, collaboration and consultant expenses that primarily include the cost of third-party contractors such as CROs who conduct our non-clinical studies and clinical trials, and research related to our proprietary platforms, as well as investigative sites and consultants that conduct our preclinical studies and clinical trials;

•

expenses incurred under agreements with contract manufacturing organizations (“CMOs”), including manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical study and clinical trial materials;

•	expenses relating to preclinical studies and clinical trials;

•	expenses relating to regulatory affairs;

•	allocated expenses for facility costs, including rent, utilities and maintenance; and

•	expenses relating to the implementation of our quality assurance system.

We allocate these costs by drug product and by therapeutic indication. Costs that are not directly attributable to a specific therapeutic indication are included under the category of transversal activities, which include the following:

•	clinical developments, such as clinical studies relating to the compound and not indication related, e.g., Phase 1 studies;

•	preclinical activities, such as studies relating to the compound and not indication related, e.g., toxicological studies;

•	research activities, which relate to the mechanism of action of the compound;

•	regulatory activities, which relate to interactions with regulatory authorities for the compound;

•	pharmacovigilance activities, which relate to studies for the safety and tolerability of the compound; and

•	chemistry, manufacturing and control activities, which relate to the manufacturing of drug substance and drug product.

Our research and development expenses may vary significantly in the future based on factors, such as:

•	the number and scope of nonclinical and Investigational New Drug Application (“IND”)-enabling studies;

•	per patient trial costs;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of patient participation in the trials and follow-up;

•	the cost and timing of manufacturing our drug candidates;

•	the phase of development of our drug candidates;

•	the efficacy and safety profile of our drug candidates;

•	the extent to which we establish additional collaboration or license agreements; and

•	whether we choose to partner any of our drug candidates and the terms of such partnership.

A change in the outcome of any of these variables with respect to the development of any of our drug candidates could significantly change the costs and timing associated with the development of that drug candidate. We may never succeed in obtaining regulatory approval for any of our drug candidates. We may obtain unexpected results from our nonclinical studies and future clinical trials.

General and Administrative Expenses

General and administrative expenses primarily comprise personnel-related expenses, including salaries, benefits and share-based compensation expenses, for personnel other than employees engaged in research and development activities. General and administrative expenses also include fees for professional services, mainly related to audit and legal services, consulting costs, communications and travel costs, allocated expenses for facility costs, including rent, utilities and maintenance, directors’ attendance fees, and insurance costs.

We maintain a strict containment policy in respect of our administrative expenses. We expect that our general and administrative expenses will continue to increase for the foreseeable future as we continue to grow our support functions for the expected increase in our research and development activities and the potential commercialization of our drug candidates. We also anticipate increased expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with U.S. exchange listing and Securities and Exchange Commission (“SEC”) requirements, director and officer insurance premiums, and investor relations costs.

Financial Income/(Loss)

Financial income/(loss) includes the amortized cost of the conditional advances, convertible notes, non-convertible bonds, fair value adjustments on financial instruments, and other financial income and expenses. We expect to incur additional financial expenses related to financing agreements or similar transactions that we may enter into to finance our further development.

Results of Operations

Comparison of Years Ended December 31, 2021, and 2020

The following table sets forth our results of operations for the years ended December 31, 2021, and 2020.

	Year ended December 31,
(In thousands of euros)	2020	2021	% Change
Other operating income	€6,745	€11,961	77%

Total operating income	6,745	11,961	77%

Research and development expenses	(34,675)	(47,781)	38%
General and administrative expenses	(5,235)	(5,580)	7%

Total Operating expenses	(39,910)	(53,361)	34%

Operating income (loss)	(33,166)	(41,400)	25%

Financial expenses	(4,475)	(3,561)	(20)%
Financial income	8	2,509	32,162%

Financial income (loss)	(4,467)	(1,052)	(76)%

Net loss before tax	(37,633)	(42,452)	13%

Income Tax	—	—	—

Net loss for the period	€(37,633)	€(42,452)	13%

Total Operating Income

For the year ended December 31, 2021, our total operating income was €12.0 million, as compared to €6.7 million for the year ended December 31, 2020, an increase of €5.3 million, or 77%. This increase was due to an increase in other operating income.

Other Operating Income

The following table sets forth our other operating income for the years ended December 31, 2021, and 2020.

	Year ended December 31,
(In thousands of euros)	2020	2021	% Change
CIR (Research Tax Credits)	€2,575	€4,204	63%
Subsidies :	4,114	7,722	88%
- Income recognised from BPI to finance COVID-19 project	3,692	7,722	109%
- PGE revaluation at market rate	422	—	(100)%
Other	56	36	(36)%

Total other operating income	€6,745	€11,961	77%

For the year ended December 31, 2021, our other operating income was €12.0 million, as compared to €6.7 million for the year ended December 31, 2020, an increase of €5.2 million, or 77%. This increase was due to an 88% increase in subsidies, as well as a 63% increase in CIRs.

Research Tax Credits

For the year ended December 31, 2021, we recognized research tax credits for our research and development projects of €4.2 million, as compared to €2.6 million for the year ended December 31, 2020, an increase of €1.6 million, or 63.3%. This increase was primarily due to an increase in research and development expenses.

Subsidies

For the year ended December 31, 2021, our subsidy income was €7.7 million, as compared to €4.1 million for the year ended December 31, 2020, an increase of €3.6 million, or 88%. This increase was primarily due to subsidies received from Bpifrance for the obefazimod COVID-19 Program. This subsidy was initially recorded as a conditional advance in 2020 and as subsidy in 2021, following the waiver received from Bpifrance in April 2021 after the termination of trial in March 2021. For the year ended December 31, 2020, we recorded €3.7 million in other income to finance the COVID-19 Program, (including the benefit from the difference between the proceeds and the present value of contractual cash flows) and €0.4 million corresponding to the benefit from the difference between the present value of the Prêt Garantis par l’Etat (“PGE”) loan at market rate and the amount received. We also terminated our related financing agreement with Bpifrance in March 2021, recording an income of €4.5 million, corresponding to the carrying amount of the advance at this date, as a result of Bpifrance’s agreement to waive the conditions of the advance. In addition, for the year ended December 31, 2021, we recorded income of €3.3 million reflecting additional payments received from Bpifrance to reimburse additional expenses incurred in 2020.

Total Operating Expenses

For the year ended December 31, 2021, our total operating expenses were €53.4 million, as compared to €39.9 million for the year ended December 31, 2020, an increase of €13.5 million, or 34%. This increase was primarily due to an increase in research and development expenses.

Research and Development Expenses

The following table sets forth our research and development expenses by drug candidate and therapeutic indication for the years ended December 31, 2021, and 2020.

	Year ended December 31,
(In thousands of euros)	2020	2021	Change
OBEFAZIMOD	€32,501	€43,998	35%
Ulcerative Colitis	14,515	17,337	19%
Crohn’s Disease	1,269	2,021	59%
Rheumatoid Arthritis	3,130	3,712	19%
Covid-19	2,544	579	(77)%
Transversal activities	11,042	20,350	84%
ABX196	845	1,064	26%
Others	1,331	2,719	104%

Research and Development expenses	€34,675	€47,781	38%

For the year ended December 31, 2021, our research and development expenses were €47.8 million, as compared to €34.7 million for the year ended December 31, 2020, an increase of €13.1 million, or 38%. This increase was primarily due to the €11.5 million, or 35%, increase in obefazimod expenses, following the strong progress of our portfolio development. Our expenses in UC increased by €2.8 million as part of the completion of our Phase 2b clinical trial while our expenses in transversal activities increased by €9.3 million primarily due to increased external costs relating to our technical developments and clinical studies and employee expenses in our research and development team to support the requirements of increased clinical activities. These increases were primarily offset by a 77% decrease in COVID-19 expenses, from €2.5 million in 2020 to €0.6 million in 2021, as a result of terminating the COVID-19 Program in March 2021.

General and Administrative Expenses

For the year ended December 31, 2021, our general and administrative expenses were €5.6 million, as compared to €5.2 million for the year ended December 31, 2020, an increase of €0.4 million, or 7%. This increase was primarily due to an increase in personnel costs, as well as increases in consulting, and professional fees. The €0.5 million, or 25%, increase in personnel costs in 2021 was primarily due to increased expenses in relation to share-based payments while headcount remain stable. These increases are partially offset by a decrease in other expenses.

Operating Income (Loss)

For the year ended December 31, 2021, our operating loss was €41.4 million, as compared to a loss of €33.2 million for the year ended December 31, 2020, an increase of €8.2 million, or 25%. This increase was primarily due to an increase in research and development expenses, partially offset by an increase in other operating income.

Financial Income (Loss)

For the year ended December 31, 2021, our net financial loss was €1.0 million, as compared to €4.5 million for the year ended December 31, 2020, a decrease of €3.4 million, or 76%. This decrease was due to a decrease in financial expenses and an increase in financial income.

For the year ended December 31, 2021, our net financial loss was mainly a result of interest expenses of €2.3 million in relation to the Kreos bonds and €1.1 million in relation to our OCEANE bonds, partially offset by a €2.4 million decrease in the fair value of derivatives. The decrease in the fair value of derivatives is mainly due to the decrease in our share price over the period.

For the year ended December 31, 2020, our financial loss was mainly a result of a €2.1 million increase in the fair value of derivatives and an interest expense of €1.6 million in relation to the Kreos bonds and €0.3 million in relation to our OCEANE bonds. The increase in the fair value of derivatives is mainly due to the increase in our share price over the period.

The increase of €0.8 million, or 48%, in 2021 in interest on the Kreos bonds was mainly due to the issuance of the further tranches A, of €10 million, and B, of €5 million, in October and November 2020, respectively.

The increase of €0.7 million, or 221%, in 2021 interest expenses on the convertible loan notes was mainly due to the issuance of our OCEANE bonds in July 2021.

See “—Liquidity and Capital Resources”.

Income Taxes

For each of the years ended December 31, 2021 and 2020, our income tax charge was zero.

Net Loss

For the year ended December 31, 2021, our net loss for the period was €42.5 million, as compared to €37.6 million for the year ended December 31, 2020, an increase of €4.8 million, or 13%.

Comparison of the Six Months Ended June 30, 2022, and 2021

The following table sets forth our results of operations for the six months ended June 30, 2022, and 2021.

	Six months ended June 30,
(In thousands of euros)	2021	2022	% Change
Other operating income	€9,318	€2,284	(75)%

Total operating income	9,318	2,284	(75)%

Research and Development expenses	(23,861)	(15,107)	(37)%
General and administrative	(2,631)	(2,223)	(16)%
Goodwill impairment loss	—	(10,986)	—

Total Operating expenses	(26,493)	(28,317)	7%

Operating income (loss)	(17,175)	(26,033)	52%

Financial expenses	(1,294)	(2,346)	81%
Financial income	696	7,195	933%

Financial income (loss)	(598)	4,849	(711)%

Net loss before tax	(17,773)	(21,183)	19%

Income Tax	—	—	—

Net loss for the period	€(17,773)	€(21,183)	19%

Total Operating Income

For the six months ended June 30, 2022, our total operating income was €2.3 million, as compared to €9.3 million for the six months ended June 30, 2021, a decrease of €7.0 million, or 75%. This decrease was due to a decrease in other operating income.

Other Operating Income

The following table sets forth our other operating income for the six months ended June 30, 2022, and 2021.

	Six months ended June 30,
(Amounts in thousands of euros)	2021	2022	% Change
CIR (Research Tax Credit)	€1,611	€2,217	38%
Subsidies :	7,695	11	(100)%
- Income recognised from BPI to finance COVID-19 project	7,685	—	(100)%
Other	10	11	10%
Other	12	56	367%

Total other operating income	€9,318	€2,284	(75)%

For the six months ended June 30, 2022, our other operating income was €2.3 million, as compared to €9.3 million for the six months ended June 30, 2021, a decrease of €7.0 million, or 75%. This increase was primarily due to a decrease in subsidies, partially offset by an increase in research tax credits.

Research Tax Credits

For the six months ended June 30, 2022, we received research tax credits for our research and development projects of €2.2 million, as compared to €1.6 million for the six months ended June 30, 2021, an increase of €0.6 million, or 38%. This increase was primarily due to the lack of subsidies recognized in 2022 compared to 2021 leading to an increase in the eligible research and development costs base, partially offset by a decrease in the ceiling of eligible outsourced research and development costs.

Subsidies

For the six months ended June 30, 2022, our subsidy income was approximately €11,000, as compared to €7.7 million for the six months ended June 30, 2021, a decrease of €7.7 million, or 99.9%. This decrease was primarily due to the termination of the COVID-19 Program clinical trial in March 2021, as a result of which no subsidies were provided by Bpifrance under this program in the six months ended June 30, 2022.

Total Operating Expenses

For the six months ended June 30, 2022, our total operating expenses were €28.3 million, as compared to €26.5 million for the six months ended June 30, 2021, an increase of €1.8 million, or 7%. This increase was primarily due to a goodwill impairment, partially offset by a decrease in research and development expenses.

Research and Development Expenses

The following table sets forth our research and development expenses by drug candidate and therapeutic indication for the six months ended June 30, 2022 and 2021.

	Six months ended June 30,
(In thousands of euros)	2021	2022	% Change
OBEFAZIMOD	€20,837	€11,638	(44)%
Ulcerative Colitis	6,587	6,958	6%
Crohn’s Disease	797	460	(42)%
Rheumatoid Arthritis	1,770	781	(56)%
Covid-19	3,069	(603)	(120)%
Transversal activities	8,613	4,041	(53)%
ABX196	510	326	(36)%
Others	2,515	3,143	25%

Research and Development expenses	€23,861	€15,107	(37)%

For the six months ended June 30, 2022, our research and development expenses were €15.1 million, as compared to €23.9 million for the six months ended June 30, 2021, a decrease of €8.8 million, or 37%. This decrease was primarily due to the €9.2 million, or 44%, decrease in obefazimod expenses, which was, in turn, primarily due to decreases in research and development obefazimod expenses relating to transversal activities (mainly related to manufacturing and clinical trials related to the compound) and the COVID-19 Program following termination of the clinical trial in March 2021. The decrease in obefazimod expenses was partially offset by a 25% increase in other research and development expenses, primarily due to an increase in consulting research and development fees.

General and Administrative Expenses

For the six months ended June 30, 2022, our general and administrative expenses were €2.2 million, as compared to €2.6 million for the six months ended June 30, 2021, a decrease of €0.4 million, or 16%. This decrease was primarily due to a decrease in personnel costs of €0.7 million, which in turn was primarily a result of the reversal of €0.6 million of the share-based payment expense incurred in 2021, partially offset by an increase of €0.2 million in other general and administrative expenses. See Notes 14 and 19.2 to our unaudited interim condensed consolidated financial statements as of June 30, 2022, and for the six months ended June 30, 2022, and 2021 included elsewhere in this prospectus.

Goodwill Impairment Loss

For the six months ended June 30, 2022, we recorded a goodwill impairment loss of €11.0 million. This impairment loss relates to an impairment test conducted in the six months ended June 30, 2022 on the ABX196 cash generating unit as a result of significant external changes in the hepatocellular carcinoma treatment landscape. These changes are expected to require a new, lengthy and risky internal development process (involving use of a combination of compounds). For additional information see Note 3.2 to our unaudited interim condensed consolidated financial statements as of June 30, 2022, and for the six months ended June 30, 2022, and 2021 included elsewhere in this prospectus.

We did not record any goodwill impairment loss for the six months ended June 30, 2021.

Operating Income (Loss)

For the six months ended June 30, 2022, our operating loss was €26.0 million, as compared to a loss of €17.2 million for the six months ended June 30, 2021, an increased loss of €8.9 million, or 52%.

Financial Income (Loss)

For the six months ended June 30, 2022, we recorded net financial income of €4.8 million, as compared to a net financial loss of €0.6 million for the six months ended June 30, 2021, an increase of €4.2 million, or 711%.

For the six months ended June 30, 2022, our net financial income was primarily due to the recognition of €5.9 million in financial income from the decrease in derivatives’ fair value, which was only partially offset by interest expense on the non-convertible Kreos bonds, our convertible loan notes and conditional advances. In the six months ended June 30, 2022, the fair values of the Kreos A BSA, Kreos B BSA and the convertible option related to convertible bonds issued in July 2021 decreased by €1.6 million, €0.9 million and €3.3 million, respectively, as a result of the significant change in market conditions and a decrease in our share price. For additional information see Note 21 to our unaudited interim condensed consolidated financial statements as of June 30, 2022, and for the six months ended June 30, 2022, and 2021 included elsewhere in this prospectus. For the six months ended June 30, 2021, our financial loss was primarily due to a €1.2 million in interest expense in relation to the Kreos bonds, which was only partially offset by a decrease in the fair value of derivatives, as a result of a decrease in our share price over the period.

Income Taxes

For each of the six months ended June 30, 2022, and 2021, our income tax charge was zero.

Net Loss

For the six months ended June 30, 2022, our net loss for the period was €21.2 million, as compared to a net loss of €17.8 million for the six months ended June 30, 2021, an increase of €3.4 million, or 19%.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have incurred significant losses in each period and on an aggregate basis. We have not yet commercialized any drug candidates, and we do not expect to generate revenue from sales of any drug candidates or from other sources for several years, if at all. We have financed our operations through private and public equity issuances, refunds of CIRs, conditional advances and subsidies awarded by governmental agencies, as well as bank and structured loans.

As at June 30, 2022, we had cash and cash equivalents of €26.6 million, and we had an accumulated deficit of €             million.

Capital Increases

Our operations have been financed primarily by capital increases from our founders and investors, net proceeds from the initial public offering of our ordinary shares on the Euronext Growth Market in France in 2015, and additional follow-on capital increases. We have not yet commercialized any of our drug candidates, which are in various phases of clinical development, and we do not expect to generate revenue from sales of any products for several years, if at all. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions.

The following table sets forth our main capital increases since inception.

(In thousands of euros)	Gross proceeds amount
Initial Public Offering (Euronext) - June 23, 2015	€57,700
Capital increase from issuance of ordinary shares - July 11, 2019	€12,000
Capital increase from issuance of ordinary shares - October 29, 2020	€28,000
Capital increase from issuance of ordinary shares - July 30, 2021	€60,000
Capital increase from issuance of ordinary shares - September 2, 2022	€46,200

On June 23, 2015, we received gross proceeds of €57.7 million from the issuance of 2,707,089 new ordinary shares at a subscription price of €21.30 per share. The proceeds were primarily used for financing older research and development programs (pivotal study in Asia for ABX203 in chronic hepatitis B treatment and the Phase II trial for obefazimod in HIV/AIDS treatment) which have been terminated subsequently.

On June 11, 2019, we received gross proceeds of €12.0 million from the issuance of 1,500,000 new ordinary shares at a subscription price of €8.00 per share. The proceeds were primarily used for the clinical development of obefazimod (including a phase 2b study), phase 2a studies of RA and rheumatoid disease and the ABX196 treatment of hepatocellular cancer in the United States.

On October 29, 2020, we received gross proceeds of €28.0 million from the issuance of 1,620,370 new ordinary shares at a subscription price of €17.28 per share. The proceeds were primarily used to finance the progress of obefazimod clinical trials in chronic inflammatory diseases and for general corporate purposes.

On July 30, 2021, we received gross proceeds of €60.0 million from the issuance of 1,964,031 ordinary shares at a subscription price of €30.55 per share. The proceeds were primarily used to finance the progress of obefazimod clinical trials in chronic inflammatory diseases, for general corporate purposes, payments in respect of, and redemption of, certain existing indebtedness, and advancement of ABX196 for the treatment of hepatocellular carcinoma.

On September 2, 2022, we completed a gross capital increase of €46.2 million, through the issuance of 5,530,000 ordinary shares at a subscription price of €8.35 per share, and the issuance of royalty certificates of €2.9 million, for a total financing of €49.2 million. See “Business—Key Collaborations and Partners—Financing Arrangements—Royalty Certificates”.

Equity Line

We entered into an equity line agreement with Kepler Cheuvreux in September 2017. In accordance with the terms of this agreement, Kepler Cheuvreux, acting as financial intermediary and guarantor, committed to subscribe for 970,000 shares, at its option in line with a schedule lasting no longer than 24 months, at an issuance price based on an average market price weighted according to the volumes traded over the two trading days preceding each issue, less a maximum discount of 7.0%.

We decided to renew this financing line and entered into an agreement on September 30, 2019, with Kepler Cheuvreux, who committed to subscribe for 730,000 shares (corresponding to the number of shares unsubscribed as of September 30, 2019, and granted under the previous agreement) under the same terms and conditions for a period of 24 months.

On September 24, 2021, we extended the agreement for an additional 12-month period in respect of the unsubscribed shares at that date. This agreement was terminated on September 30, 2022.

Research Tax Credits

From our incorporation to June 30, 2022, we have benefited from refunds of CIRs in a total amount of €26.6 million.

In February 2020, we received CIRs of €4.2 million in respect of the year ended December 31, 2019. In August 2021, we received CIRs of €2.6 million in respect of the year ended December 31, 2020. In October 2022, we received CIRs of €4.2 million in respect of the year ended December 31, 2021.

Bpifrance—Conditional Advances and Subsidies

We have received several conditional advances and subsidies from Bpifrance since our incorporation. Funds received from Bpifrance in the form of conditional advances are recognized as financial liabilities, as we have a contractual obligation to reimburse Bpifrance for such conditional advances in cash based on a repayment schedule. Each award of an advance is made to help fund a specific development milestone. Subsidies are non-repayable grants, which are recognized in the financial statements when there exists reasonable assurance that we will comply with the conditions attached to the subsidies and the subsidies will be received.

The following table sets forth the monies granted by and received from Bpifrance as of June 30, 2022.

		As of June 30, 2022
(In thousands of euros)	Contract status	Amount awarded	Amount collected
Conditional advances		€26,387	€6,609
Carena	Ongoing	3,830	2,187
RNP-VIR	Ongoing	6,298	4,032
Ebola	Stopped	390	390
COVID-19	Stopped	15,869	—	(1)
Subsidies		7,476	13,524
Carena	Ongoing	1,397	1,187
RNP-VIR	Ongoing	2,112	1,123
Ebola	Stopped	—	—
COVID-19	Stopped	3,967	11,214

Total		€33,863	€20,133

(1)	Following the termination of the study in March 2021, the conditional advance of €6.3 million paid in 2020 was reclassified as a subsidy. See “—Bpifrance – COVID-19”.

Bpifrance CARENA Contract

As part of the development of therapeutic and diagnostic solutions targeting alternative splicing and RNA interference in the fields of virology (HIV-AIDS, HTLV-1) and metabolism (obesity), SPLICOS, which we acquired in October 2014, entered into a Master Support Agreement and a conditional advance contract on December 2013 for the “CARENA” Strategic Industrial Innovation Project (“CARENA project”), with BpiFrance. Under this contract, we are eligible to receive up to €3.8 million in conditional advances to develop a therapeutic

HIV treatment program with obefazimod. As of June 30, 2022, we had received €2.2 million of conditional advances, of which €1.2 million was received in December 2013, €1.0 million in September 2014 and €29,000 in June 2016. The repayment of the advance is amortized over five years from June 30, 2023.

Bpifrance RNP-VIR Contract

As part of the CARENA project, focused on the clinical development of a drug molecule and demonstrating the validity of an innovative therapeutic approach targeting viral RNPs, we entered into a Master Support Agreement with BpiFrance, as well as a beneficiary agreement dated March 21, 2017, with conditional advances for the “RNP-VIR” structuring research and development project for competitiveness. Under the RNP-VIR contract, we are eligible to receive up to €6.3 million in conditional advances to develop methods for the discovery of new molecules for the treatment of viral infectious diseases through the development of the “Modulation of RNA biogenesis” platform. As of June 30, 2022 we had received €4.0 million of conditional advances, of which €1.8 million was received in September 2017, €0.3 million in August 2018 and €1.9 million in November 2019. The repayment of these funds is spread over five years from March 2022.

Bpifrance Ebola

The Bpifrance and Occitane Region joint support agreement was entered into on June 2, 2017 provides for conditional advances for a total amount of €0.4 million (respectively €0.1 million from the Languedoc Roussillon Midi Pyrénées Region and €0.3 million from Bpifrance) for the Ebola program. All funds under this contract were received. In September 2019, we terminated this program due to the imminent licensing of a competing vaccine for this indication, as well as changes in the macroeconomic climate for public funding. The reimbursement of the conditional advance is spread over the period from September 2019 to June 2024.

Bpifrance—COVID-19

On June 22, 2020, we entered into agreements with BpiFrance setting out the conditions for aid to contribute to the financing of the development of ABX464 as a potential therapeutic option for the treatment of COVID-19 patients at risk of developing a severe form of the disease.

This financing covered the conduct of a “miR-AGE” international clinical study as well as all additional clinical, preclinical, regulatory and industrial work to enable registration and accelerated access to ABX464 in the COVID-19 indication. The “miR-AGE” clinical study was conducted under our sole responsibility, in collaboration with the University Hospital of Nice, which was tasked with the financial and administrative coordination of the study, with the rest of the work being borne for by us.

The maximum amount of aid available under the framework agreement was €36.0 million, of which €19.8 million was allocated directly to us (reflecting €15.9 million in conditional advances and €3.9 million in grants). Bpifrance’s participation was paid according to the achievement of certain phases and milestones during the development program for the COVID-19 Program, broken down as follows:

•

grants for a maximum total amount of €20.1 million, including €4.0 million for us (or a grant rate of 16% of planned expenditure) and €16.2 million for the University Hospital of Nice (or a grant rate of 100% of planned expenditure); and

•	conditional advances for a maximum total amount of €15.9 million for us (or a rate of 64% of total planned expenditure).

As of December 31, 2020, we had received a grant of €1.6 million and net proceeds from the conditional advance of €6.3 million. In view of the results of the study and the recommendations of the Data and Safety Monitoring Board, we terminated the study on March 5, 2021. As Bpifrance had recorded the project as unsuccessful, we recognized an income of €4.4 million as a result of Bpifrance’s agreement to waive the conditions of the advance as of June 30, 2021. See Notes 15.2 and 18 to our unaudited interim condensed consolidated financial statements as of June 30, 2022, and for the six months ended June 30, 2022, and 2021 included elsewhere in this prospectus.

As of December 31, 2021, we had also received the remainder of the subsidy, amounting to €3.3 million.

Indebtedness

First KC Agreement and Second KC Agreement

On July 24, 2018, we entered into a €20 million venture loan agreement with certain Kreos Capital entities (“KC”) (the “First KC Agreement”). The financing consists of two tranches of structured debt financing: (i) a total principal amount of €10 million, comprised of (x) €8 million in non-convertible bonds issued in July 2018 and (y) €2 million in convertible bonds issued in August 2018 (the “First Tranche A Notes”) and (ii) a total principal amount of €10 million, comprised of (x) €8 million in non-convertible bonds and (y) €2 million in convertible bonds, each issued in May 2019 (the “First Tranche B Notes”, together with the First Tranche A Notes, the “First KC Notes”).

On October 12, 2020, we entered into a bonds issue agreement with KC (the “Second KC Agreement”), pursuant to which we issued bonds in a total principal amount of €15 million, comprised of (i) a €10 million tranche (the “Second Tranche A Notes”) and a €5 million tranche (the “Second Tranche B Notes”), with an option to issue an additional €5 million tranche (the “Second Tranche C Notes” and collectively with the Second Tranche A Notes and the Second Tranche B Notes, the “Second KC Notes”).

The Second Tranche A Notes were issued in October 2020, and the Second Tranche B Notes were issued in November 2020. The Second KC Notes rank pari passu with the First KC Notes.

For more information regarding these agreements, see “Business—Key Collaborations and Partners—Financing Arrangements—First KC Agreement” and “Business—Key Collaborations and Partners—Financing Arrangements—Second KC Agreement”.

OCEANE Bonds

On July 30, 2021, we issued approximately €25 million 6% convertible senior unsecured and unsubordinated bonds due July 30, 2026 corresponding to 654,621 convertible bonds (the “OCEANE bonds”). The OCEANE bonds are exchangeable, at the option of the bondholders, for new or existing shares and bear interest at a rate of 6% per annum, payable semi-annually on January 30 and July 30 of each year, beginning January 30, 2022. See “Business—Key Collaborations and Partners—Financing Arrangements—OCEANE Bonds”.

State-guaranteed Loan (Prêt Garantis par l’Etat (“PGE”))

In June 2020, we obtained a non-dilutive financing in the form of a State-guaranteed loan of €5.0 million. The loan was structured with an initial maturity of 12 months at 0.25% and a five-year extension option. In March 2021, we exercised the five-year extension option with a one-year deferral of principal repayment, with the following conditions:

•	a revised interest rate of 0.58% per annum, excluding insurance and State-guaranteed premium; and

•	a State-guaranteed premium of €0.1 million to be paid by installments over the contract period starting in June 2021.

Changes in Cash Flows

The following table sets forth our cash inflows and outflows for the years ended December 31, 2020, and 2021 and for the six months ended June 30, 2021, and 2022.

	Year ended December 31,			Six months ended June 30,
(In thousands of euros)	2020	2021	% Change	2021	2022	% Change
Net cash flows (used in) operating activities	€(27,989)	€(45,048)	61%	€(24,797)	€(24,714)	(0.3)%
Net cash flows from (used in) investing activities	(513)	(6,232)	1,115%	(4,018)	(2,953)	(27)%
Net cash flows provided by (used in) financing activities	48,033	82,679	72%	3,858	(6,431)	(267)%

Net increase (decrease) in cash and cash equivalents	19,531	31,399	61%	(24,958)	(34,098)	37%

Cash and cash equivalents at the beginning of the period	9,771	29,302	200%	29,302	60,701	107%

Cash and cash equivalents at the end of the period	€29,302	€60,701	7%	€4,344	€26,602	512%

Operating Activities

For the years ended December 31, 2021, cash used in operating activities was €45.0 million, as compared to €28.0 million for the year ended December 31, 2020, an increase of €17.1 million, or 61%.

For the year ended December 31, 2021, cash used in operating activities mainly reflected our net loss of €42.5 million and was primarily used for our research and development efforts (€47.8 million) as a result of progression of our portfolio development, and net non-cash expense of €1.9 million.

For the year ended December 31, 2020, cash used in operating activities was primarily used for our research and development efforts (€34.7 million) and on our general and administrative expenses (€5.2 million), partially offset by positive cash flows of €7.2 million provided by working capital resulting from an increase in trade payables of €6.9 million. The €6.9 million increase in trade payables is mainly due to the increase in purchases compared to prior period following the progress of our research and development programs.

For the six months ended June 30, 2022, cash used in operating activities was €24.7 million, as compared to €24.8 million for the six months ended June 30, 2021, a decrease of €0.1 million, or 0.3%, which was primarily used for our research and development efforts.

For the six months ended June 30, 2021, cash used in operating activities was primarily used for our research and development efforts (€23.9 million).

Investing Activities

For the year ended December 31, 2021, cash used in investing activities was €6.2 million, as compared to €0.5 million for the year ended December 31, 2020, an increase of €5.7 million, or 1,115%. The increase in 2021 was primarily due to the €4.0 million advance payment to the University Hospital of Nice as part of the COVID-19 Program clinical trial, as well as our entry in 2021 of a €1.4 million loan agreement to fund the acquisition of Prosynergia and an advance payment made in respect of the acquisition of €0.3 million. The loan was made to allow early repayment by Prosynergia of its existing indebtedness. For accounting purposes, this loan is considered as a prepayment for the acquisition of Prosynergia’s assets.

For the six months ended June 30, 2022, cash used in investing activities was €3.0 million, as compared to €4.0 million for the six months ended June 30, 2021, a decrease of €1.1 million, or 27%. This decrease was primarily due to a non-recurring €4.0 million advance payment made to the University Hospital of Nice as part of the COVID-19 Program clinical trial in the six months ended June 30, 2021, partially offset by an increase related to the completion of the acquisition of Prosynergia in 2022 and the remaining payment of the acquisition price of €2.9 million.

Financing Activities

For the year ended December 31, 2021, cash provided by financing activities was €82.7 million, which consisted primarily of €60.0 million of net proceeds from a capital increase (including transaction costs of €4.2 million), €8.1 million of net proceeds from the exercise of share warrants under the equity line agreement, €1.5 million of net proceeds from the exercise of other share warrants, and net proceeds from the issuance of the OCEANE bonds in an amount of €24.9 million, partially offset by €5.5 million of repayments under the first two Kreos bonds and interest paid.

For the year ended December 31, 2020, cash provided by financing activities was €48.0 million, which primarily reflected capital increase-related net proceeds of €26.5 million (including transaction costs of €1.7 million), net proceeds of €15.0 million from our issuance of convertible bonds (Kreos), net proceeds from the PGE of €5.0 million, net proceeds from the conditional advance of €6.3 million and net proceeds from sale of treasury shares of €0.5 million, partially offset by repayments of amounts due under the first two Kreos bonds of €3.4 million and interest paid in an amount of €1.6 million.

For the six months ended June 30, 2022, cash used in financing activities was €(6.4) million, which consisted primarily of repayments in respect of the first two Kreos bonds in an amount of €5.4 million and interest paid in an amount of €0.9 million.

For the six months ended June 30, 2021, cash provided by financing activities was €3.9 million, which consisted of net proceeds from a capital increase of €7.2 million as part of the equity line, partially offset by repayments in respect of the first two Kreos bonds in an amount of €2.2 million and interest paid in an amount of €1.0 million.

Material Cash Requirements

Contractual Obligations and Loans

The following table sets forth aggregate information about material contractual obligations as of December 31, 2021 and June 30, 2022.

The commitment amounts in the table below are associated with contracts that are enforceable and legally binding and that specify all significant terms, including interest on long-term debt, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Future events could cause actual payments to differ from these estimates. All amounts in the table below are presented gross and are undiscounted.

	As of December 31, 2021			As of June 30, 2022
(In thousands of euros)	Less than 1 year	More than 1 year	Total	Less than 1 year	More than 1 year	Total
Financial debt obligations	€12,045	€52,624	€64,669	€12,690	€47,336	€60,026
Lease obligations	175	45	220	56	40	96
Retirement benefits	—	693	693	—	634	634
Prosynergia earn-out	—	—	—	4,000	—	4,000
Off-balance sheet obligations	25,495	—	25,495	29,123	—	29,123

Total	€37,715	€53,362	€91,077	€45,869	€48,010	€93,879

As of December 31, 2021, our contractual obligations and loans were €91.1 million, comprising financial debt obligations of €64.7 million (in turn, comprising €23.4 million in respect of the Kreos 1 and 2 bonds, €25.0 million in respect of the OCEANE bonds, €5.0 million in respect of the PGE and €11.2 million in respect of conditional advances from Bpifrance), and off-balance sheet obligations of €25.5 million in respect of purchase obligations.

As of June 30, 2022, our contractual obligations and loans were €93.9 million, comprising financial debt obligations of €60.0 million (in turn, comprising €18.8 million in respect of the Kreos 1 and 2 bonds, €25.0 million in respect of the OCEANE bonds, €5.0 million in respect of the PGE and €11.2 million in respect of conditional advances from Bpifrance), off-balance sheet obligations of €29.1 million in respect of purchase obligations, and an earn-out in respect of the Prosynergia acquisition. The earn-out, in relation to the Prosynergia acquisition, is triggered in the event our market capitalization is in excess of €300 million (evaluated at certain specified record dates), a listing of our shares on Nasdaq or a merger and acquisition transaction prior to March 31, 2023. The amount of the earn-out is equal to 1% of the difference between our market capitalization and €300 million, subject to a maximum amount of €4.0 million. It is, as the case may be, payable in the first half of 2023. No amount will be payable in the event our market capitalization is lower than €300 million.

Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

We must maintain effective internal controls over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal controls over financial reporting at the end of each fiscal year, starting with the end of the first full fiscal year after the completion of the U.S. offering. However, our independent registered public accounting firms will not be required to attest to the effectiveness of our internal controls over financial reporting for so long as we are an “emerging growth company,” which may be up to five fiscal years following the date of this U.S. offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firms have not conducted an audit of our internal controls over financial reporting. In conjunction with preparing our financial statements as of and for the years ended December 31, 2021 and 2020 for this offering, a material weakness in our internal controls over financial reporting was identified. The material weakness related to a lack of formal, documented and implemented processes, controls and review procedures, specifically due to a lack of a sufficient number of professionals with an appropriate level of internal control knowledge, training and experience. This material weakness did not result in a material misstatement to our financial statements included herein, however this material weakness could result in material inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

We plan to develop a remediation plan to address this material weakness and strengthen our controls in these areas. While we are working to remediate the material weaknesses as quickly and efficiently as possible, we cannot at this time provide the expected timeline in connection with implementing our remediation plan. As of June 30, 2022, we had not yet completed remediation of this material weakness. These remediation measures may be time-consuming and costly and might place significant demands on our financial and operational resources.

In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

We cannot assure you that the actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. See “Risk Factors—Risks Related to our Financial Position and Need for Additional Capital—There is a material weakness in our internal controls over financial reporting and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could adversely affect our business, investor confidence and the market price of our securities.”

Operating Capital

Although it is difficult to predict future liquidity requirements, we expect that the net proceeds from this offering, together with our cash and cash equivalents of €26.6 million as of June 30, 2022 will be sufficient to fund our current operations for at least the next              months. See Note 2 to our unaudited interim condensed consolidated financial statements as of June 30, 2022, and for the six months ended June 30, 2022, and 2021 included elsewhere in this prospectus and the subsection titled “—Overview”.

However, this estimate is based on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will need additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize our drug candidates.

Until we can generate a sufficient amount of revenue from our drug candidates, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, CIRs and other government subsidies, and potential milestone payments under third-party collaborations. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our drug candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition, and prospects.

Our present and future funding requirements will depend on many factors, including, among other things:

•	the size, progress, timing, and completion of our preclinical studies and clinical trials;

•	the number of potential new drug candidates we identify and decide to develop;

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;

•

the time and costs involved in obtaining regulatory approval for our drug candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these drug candidates;

•

selling and marketing activities undertaken in connection with the anticipated commercialization of obefazimod and any other current or future drug candidates and costs involved in the creation of an effective sales and marketing organization;

•	the amount of revenue, if any, we may derive either directly or in the form of milestones or royalty payments from our existing or future partnership or collaboration agreements; and

•	the severity, duration, and impact of the COVID-19 pandemic and the Russia/Ukraine war, which may continue to adversely impact our business and clinical trials.

See “Risk Factors—Risks Related to our Financial Position and Need for Additional Capital” for additional risks associated with our substantial capital requirements.

Critical Accounting Policies and Estimates

Recent Pronouncements Issued by the IASB

A description of accounting policies and estimates along with a description of the recently-issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 4 and 2 respectively to our financial statements as of and for the year ended December 31,

2021, appearing elsewhere in this prospectus. We did not have to change our accounting policies or make retrospective adjustments as a result of adopting these standards, which include the following:

•

Amendments to IAS 1 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current, whose application is for annual reporting periods beginning on or after January 1, 2023;

•	Amendments to IFRS 3 Business Combinations—Reference to the Conceptual Framework, whose application is for annual reporting periods beginning on or after January 1, 2022;

•	Amendments to IAS 16—Property, Plant and Equipment—Proceeds before Intended Use, whose application is for annual reporting periods beginning on or after January 1, 2022;

•

Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets—Onerous Contracts—Cost of Fulfilling a Contract, whose application is for annual reporting periods beginning on or after January 1, 2022;

•

Annual Improvements to IFRS Standards 2018-2020—Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture, whose application is for annual reporting periods beginning on or after January 1, 2022.

We did not elect for early application of the new standards, amendments and interpretations, which were issued but not mandatory as of January 1, 2021. The Company assessed the impacts resulting from the application of these recently issued accounting pronouncements and concluded that impacts are not material.

There are no standards that are issued and not yet effective that are expected to have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

A description of quantitative and qualitative disclosures about market risk is disclosed in Note 27 to our financial statements as of and for the year ended December 31, 2021 and as of and for the six months ended June 30, 2022, appearing elsewhere in this prospectus.

The principal financial instruments we hold are cash and cash equivalents. The purpose of holding these instruments is to finance our ongoing business activities. It is not our policy to invest in financial instruments for speculative purposes. We do not use derivative financial instruments for hedging purposes.

The principal risks to which we are exposed are liquidity risk, interest rate risk, foreign currency exchange risk and credit risk.

Liquidity Risk

Liquidity risk management aims to ensure that we dispose of sufficient liquidity and financial resources to be able to meet our present and future obligations. We prepare short-term cash forecasts and annual operating cash flow forecasts as part of our budget procedures. Prudent liquidity risk management involves maintaining sufficient liquidity, having access to financial resources through appropriate credit facilities and being able to unwind market positions.

Our operations have required substantial amounts of cash since inception. Developing pharmaceutical drug candidates, including conducting clinical trials, is expensive, lengthy, and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities. Accordingly, we will continue to require substantial additional capital to continue our clinical development activities and potentially engage in commercialization activities.

The going concern assumption in our financial statements has been applied by our board of directors despite the losses that we have accumulated since we were founded. As a result of the level of available cash as of June 30, 2022, the equity line with Kepler Cheuvreux, the repayment of the receivable of €3.4 million held with respect to the University Hospital of Nice in August 2022, the 2021 Research Tax Credit refund of €4.2 million, the gross capital increase of €46.2 million in September 2022 and the issue of royalty certificates for €2.9 million, we are currently financed until the first quarter of 2023.

Interest Rate Risk

We are exposed to market risks in connection with our medium- and long-term borrowings that are subject to variable interest rates. We have not adopted any other recurring mechanism of hedging to protect against interest rate fluctuations. We may consider in the future using a suitable policy to hedge interest rate risks in a more significant manner, if needed. We believe a hypothetical 100 basis point change in interest rates during any of the periods presented would not have had a material effect on our financial statements included elsewhere in this prospectus.

Foreign Currency Exchange Risk

We are exposed to a risk of exchange rate fluctuations on commercial transactions performed in currencies different from our functional currency in which we record the transactions. We have not adopted any other recurring mechanism of hedging to protect against currency fluctuations. From time-to-time, we may nevertheless subscribe for currency term accounts in order to cover a commitment in currency. We may consider in the future using a suitable policy to hedge exchange risks in a more significant manner, if needed.

The following table sets forth the operating expenses we incurred in foreign currencies in the years ended December 31, 2020 and 2021.

	As of December 31,
	2020		2021
	Foreign currency	Euros	Foreign currency	Euros
Currency (thousands)
Brazilian real	315	45	—	—
Hungarian forints	345	1	1,454	4
Japanese yen	—	—	728	5
Pound sterling	895	991	1,518	1,762
Swedish krona	115	11	115	11
Swiss franc	—	—	4	4
United States dollar	1,567	1,371	1,494	1,262

Total	—	2,419	—	3,049

For the year ended December 31, 2021, the total amount of operating expenses we incurred in foreign currencies was €3.0 million, or 5.7% of our total operating expenses of €53.4 million in that year. For the year ended December 31, 2020, the total amount of operating expenses we incurred in foreign currencies was €2.4 million, or 6.1% of our total operating expenses of €39.9 million in that year. As at June 30, 2022, we hold no assets in foreign currencies.

Credit Risk

The credit risk related to our cash and cash equivalents is not significant in light of the quality of our co-contracting financial institutions. The credit risk related to our other receivables and related account is minimal.

JOBS Act Exemptions and Foreign Private Issuer Status

We qualify as an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•

an exemption from compliance with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and

•

to the extent that we no longer qualify as a foreign private issuer, reduced disclosure about our company’s executive compensation arrangements and exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than U.S.$1.235 billion in annual revenue, have more than U.S.$700 million in market value of our ordinary shares held by non-affiliates or issue more than U.S.$1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report under IFRS, as issued by the IASB, we are not able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Upon consummation of the offering, we will report under the Securities Exchange Act of 1934, as amended (“Exchange Act”) as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation FD, which regulates selective disclosures of material information by issuers.

MANAGEMENT AND EMPLOYEES

Governing, Management and Supervisory bodies and Executive management

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of November 30, 2022. The business address of our executive officers and directors is our principal executive offices located at 7-11 boulevard Haussmann, 75009 Paris, France.

NAME	AGE	POSITION(S)
Executive Officers

Hartmut Ehrlich	64	Chief Executive Officer
Didier Blondel	60	Chief Financial Officer and Board Secretary
Paul Gineste	52	Vice President of Clinical Operations
Mary Mantock	57	Vice-President of Regulatory Affairs

Directors

Corinna zur Bonsen-Thomas	63	Independent Director*, Chairman of the Board and of the Audit Committee, Member of the Appointments and Compensation Committee
Philippe Pouletty	64	Director, Chairman of the Appointments and Compensation Committee
Joy Amundson	68	Independent Director*, Member of the Audit Committee
Jean-Jacques Bertrand	83	Independent Director*, Member of the Appointments and Compensation Committee
Carol L. Brosgart	71	Independent Director*
Antonino Ligresti (representing Santé Holdings SRL)	84	Director
Christian Pierret (representing Truffle Capital)	76	Director, Member of the Audit Committee
Kinam Hong (representing Sofinnova Partners)	50	Director, Member of the Appointments and Compensation Committee

*	Independence criteria assessed in accordance with the definition provided in the Middlenext Code of Corporate Governance

Executive Officers

Hartmut Ehrlich has been our Chief Executive Officer since our inception in 2013. Since 2021, Dr. Ehrlich has been serving as a director on the board of SpikImm SAS. From 2006 to 2013, Dr. Ehrlich was Vice President of Global Research and Development and Medical Affairs at Baxter BioScience, where he successfully implemented and developed the research and development portfolio, with more than 50 preclinical and clinical development programs. A medical doctor, Dr. Ehrlich has worked for over 30 years in universities and the biopharmaceutical industry, including 20 years with Baxter BioScience and Novartis (f/k/a Sandoz). Dr. Ehrlich has also worked in the United States as a fellow at Eli Lilly and the Department of Medicine, of the University of Indiana, in the Netherlands at Central Laboratory of the Dutch Red Cross, in Germany at Max Planck Foundation, Sandoz and Baxter BioScience, in Switzerland at Sandoz, and in Austria at Baxter BioScience. In 2011, Dr. Ehrlich was appointed Professor by the Austrian President and the Austrian Minister of Science and Research and was awarded the title Adjunct Professor of the University of the Danube, in Krems, Austria in 2013. Dr. Ehrlich holds a Doctor of Medicine from the Justus-Liebig-Uniniversity School of Medicine in Giessen, Germany, and a Doctorate degree in medicine from the Max-Planck-Society/Justus Liebig-University School of Medicine, Giessen.

Didier Blondel has been our Chief Financial Officer since January 2017. From January 2012 to December 2016, he was Chief Financial Officer at Sanofi Pasteur MSD, a Lyon-based joint-venture between Sanofi and Merck and a European leader in human vaccines. Prior to that, over a 20-year period, Mr. Blondel held a wide range of senior finance positions at Sanofi, in Commercial Operations and then research and development, where he became global research and development Chief Financial Officer. He started his career as an auditor at PricewaterhouseCoopers, after graduating with a Bachelor’s degree in Business and Administration from the Commercial Institute of Nancy, a leading French business school. Mr. Blondel also holds a Master’s degree in Finance and Accounting from Nancy II University, as well as a Graduate Diploma in Finance and Accounting.

Paul Gineste has been our Vice President of, Clinical Operations since September 2017 and has more than 20 years of experience in clinical development and strategy with leading international pharmaceutical and biotech companies. From February 2015 to September 2017, Mr. Gineste served as our Head of Clinical Operations. From November 2013 to January 2015, Mr. Gineste served as the Executive Vice President of Clinical Development, at Theravectys, a spin-off of the Institut Pasteur specialized in lentiviral vectors. From 2008 to 2013, he held the position of Director of Clinical Studies at AB Science where he led the early clinical development of a tyrosine kinase inhibitor in the United States and Europe. Mr. Gineste began his career with Boehringer Ingelheim as International Clinical Trials Manager before taking over the position of Head of Clinical research and development at Altana Pharma in 2003, a role he held until 2008. Mr. Gineste holds a Doctorate in Pharmacy from the University of Rouen, France and a Master’s degree in Health Law from the University of Paris XI.

Mary Mantock, MSc, has served as our Vice-President of Regulatory Affairs since March 2022. She has over 20 years’ experience in global development and consulting roles for regulatory affairs. Most recently, from April 2021 to February 2022, as Executive Director and, from May 2016 to March 2021, as Senior Director in regulatory affairs leadership roles at Astellas Global Development for immune-oncology. Ms. Mantock led a global regulatory team responsible for products in all phases of development and life-cycle management. In her tenure at Astellas, she has led the regulatory strategy for recent approvals for several products by FDA, EMA and PMDA, and has prior CRO experience at Parexel as a senior global regulatory consultant. Ms. Mantock holds a degree in Pharmacology from University College Dublin, as well as a Master of Science in Toxicological Biochemistry from the University of Hertfordshire.

Directors

Corinna zur Bonsen-Thomas has served as our Chairman since August 2022 and has been one of our independent directors since June 2017. Since April 2020, Ms. zur Bonsen-Thomas has held the position of Managing Director and Chief Executive Officer of RetInSight GmbH, a company which she co-founded in April 2020 and specializes in ophthalmic imaging. Ms. zur Bonsen-Thomas was General Counsel for Smart Reporting GmbH from February 2017 to December 2022. From 1999 to 2015, she served as a member of the Supervisory Board of Baxter AG, an Austrian company. She has more than thirty years of international professional experience in the pharmaceutical, biopharmaceutical, medical and biotechnology industries. Ms. zur Bonsen-Thomas received her First Law State Examination from Ludwig Maximilian Universitaet and her Second Law State Examination from the Bavarian Ministry of Justice. We believe that Ms. zur Bonsen-Thomas is qualified to serve as the Chairman on our board of directors because of her extensive professional experience in the life sciences industry.

Philippe Pouletty, MD has served as a director since December 2013 and is our co-founder, as well as founder or co-founder of Carbios, Carmat, Vexim, Symetis, Affluent Medical, SpikImm and more than a dozen other biotechnology and medical technology companies of Truffle Capital, several being listed or were acquired. He was the Chairman of France Biotech from 2001 to 2006 and from 2007 to 2009, the French association of biotech companies and Vice-Chairman of Europabio from 2002 to 2006, the European federation of biotechnologies. Dr. Pouletty is a member of the board of directors or the chairman of several biotechnology and medical device companies in Europe. Dr. Pouletty, acting as permanent representative of Truffle Capital, has served as director of Pharnext SA, from April 2016 to October 2021, Carmat SA, from April 2021 to July 2021, and Deinove SA, from 2009 to 2021. Dr. Pouletty holds a Doctor of Medicine from Université Paris VI and was a Post-doctoral fellow at Stanford University and is a permanent member of the hall of fame of inventors of Stanford University. We believe that Dr. Pouletty is qualified to serve on our Board because of his extensive experience as co-founder and member of the boards of companies in the life sciences industry, his medical background and his experience as an executive of several biotechnology organizations.

Joy Amundson has been one of our independent directors since January 2017. Ms. Amundson has served as Principal, and is one of the founders, of Amundson Partners, Inc., a healthcare consulting firm. From August 2004 to October 2010, she was the President of Baxter BioScience and Vice-President of Baxter International, Inc. Prior to that, Ms. Amundson worked at Abbott Laboratories for over 20 years, holding key positions such as Senior Vice-President. Ms. Amundson has also served as a director of ApaTech, the Dial Corporation, Ilex Oncology, Inc. and Oridian Medical Ltd. Ms. Amundson holds a degree in Management from the Kellogg Graduate School of Management, Northwestern University. We believe that Ms. Amundson is qualified to serve on our board of directors because of her experience as an executive and member of the boards of companies in the life sciences industry.

Jean-Jacques Bertrand has been one of our independent directors since November 2014. Mr. Bertrand has also served as the Chairman of the supervisory board of Viroxis since 2010, and as a director of Pierre Fabre and Neovacs, since 2011 and 1993, respectively. Mr. Bertrand has also served as the Vice-Chairman of Brive Correze Limousin, a professional rugby union club, since 1993 and was a member of the Executive Committee of Rhône-Poulenc until 1994. Mr. Bertrand was the Deputy Chief Executive Officer of Aventis Pharma. From 1994 to 2002, he served as the President and Chief Executive Officer of Mérieux Connaught (which became Aventis Pasteur in 2000). Mr. Bertrand was also Chief Executive Officer of Rhône-Poulenc Rorer from 1990 to 1994, and Chief Executive Officer of Pharmaceutical Operations at Rhône-Poulenc Santé in France from 1987 to 1990. Jean-Jacques Bertrand holds a degree in Economics from HEC Paris and is a Knight of the French Order of Merit and of the French Legion of Honor. We believe that Mr. Bertrand is qualified to serve on our board of directors because of his experience as an executive and member of the boards of companies in the life sciences industry.

Antonino Ligresti has served as the permanent representative of Santé Holdings SRL on our board of directors since September 14, 2015. Dr. Ligresti has served as the reference shareholder of Générale de Santé and a Group Director since June 2003. Dr. Ligresti has served as a member of the Executive Committee of the European Institute of Oncology and has chaired the General Health Foundation and was Chairman of the Medical Committee. Dr. Ligresti is also currently the permanent representative of Santé Holding SRL on the board of directors of CARMAT SA, a French company engaged in the development and production of an orthotopic and biocompatible artificial heart. Dr. Ligresti holds a Doctor of Medicine from the University of Catania in Italy. We believe that Dr. Ligresti is qualified to serve on our board of directors because of his experience as an executive of several healthcare organizations and as an investor and member of the boards of companies in the life sciences industry.

Christian Pierret has been the permanent representative of Truffle Capital on our board of directors since January 2018. Mr. Pierret is also a Director of GrDF SA, since 2013, Artedrone, since 2020, and Deinove, since 2007. Previously, from 2009 to 2020, he was a director of Pharnext. Since June 2002, Mr. Pierret has served as an attorney in the Paris office of August Debouzy, where he has held the role of Partner from January 2017 to August 2021. He pursued a dual career in politics and in the private sector, serving as general rapporteur for the budget at the French National Assembly between 1981 and 1986, Chairman of the Supervisory Committee of the Caisse des Dépôts between 1988 and 1993, Vice-President of the Accor Group between 1993 and 1996, Member of Parliament for the Vosges region from 1978 to 1993 and Mayor of Saint-Dié-des-Vosges from 1989 to 1997 and again as mayor from 2002 to 2014. From June 1997 to May 2002, Mr. Pierret was the Secretary of State and Minister of Industry, SMEs, Trade and Crafts. He was responsible for the “Pierret Law” in February 2000 on opening French electricity markets to competition and was the co-author of the European “Telecoms Package” on the liberalization of the telecommunications sector in 2002. He has a graduate degree in Economics from

University of Paris 1 Pantheon-Sorbonne, a graduate degree in Economics from IEP Paris and a Doctorate in Economics from Sciences Po/ ENA. Mr. Pierret is a Knight of the French Legion of Honour and of the Order of Academic Palms (Ordre des Palmes académiques). We believe that Mr. Pierret is qualified to serve on our board of directors because of his specialism in public corporate regulations, corporate, commercial and European law and the public-private interface.

Carol L. Brosgart has been one of our independent directors since January 2018. She has held several executive management positions, notably those of Chief Medical Officer at Alios (now J&J), from February 2011 to August 2011, and Senior Vice President and Medical Director at the Children’s Hospital and Research Center in Oakland, California from December 2009 to January 2011. She held several executive management positions at Gilead Sciences (Vice President Clinical Research, Vice President Medical Affairs, Vice President Public Health and Strategy) between 1998 and 2009. She has served as a member of the board of directors of Galmed Pharmaceuticals, a clinical stage drug development biopharmaceutical company for liver, metabolic and inflammatory diseases, since 2017, and Enochian Biosciences, a biotechnology company committed to developing advanced allogenic cell and gene therapies, since 2020. Dr. Brosgart also serves as a director on the board of Mirum Pharmaceuticals, a clinical stage drug development biopharmaceutical company for rare liver diseases, since 2021. Dr. Brosgart is the chair of the scientific advisory board at Hepion Pharmaceuticals, formerly ContraVir, a biotech company operating in the area of NASH, HBV, HCV and HDV in the field of HBV cures. She is also a consultant at Dynavax and several biotech companies working in the fields of liver diseases and infectious diseases. In addition, Dr. Brosgart currently sits on the board of the Hepatitis B Foundation, the Management Committee of the National Viral Hepatitis Roundtable, the Executive Committee of the Forum for Collaborative Research and the Management Committee of the HBV Cure Forum. She is also a clinical professor of medicine, biostatistics and epidemiology in the Global Health Sciences Department of the University of California, San Francisco. Dr. Brosgart holds a degree in Community Medicine from UC Berkeley and earned a Doctor of Medicine from UC San Francisco. We believe that Dr. Brosgart is qualified to serve on our board of directors because of her extensive experience as an executive and as a member of the boards of companies in the life sciences industry and her medical background.

Kinam Hong has served as the permanent representative of Sofinnova Partners on our board of directors since September 2019. He has served as the partner responsible for Sofinnova’s strategy of crossover and growth investment in late development stage companies at Sofinnova Partners since January 2017. He has served as the permanent representative of Sofinnova Partners on the board of directors of CytoImmune Therapeutics, Inc. since July 2021 and as an observer then board member of Limflow SA since April 2018. Prior to Sofinnova Partners, Kinam spent ten years as an investor and research analyst covering the biotechnology sector. Dr. Hong co-led the Exane Equinox Fund, a global healthcare fund investing in public biotech companies. He also worked at Citigroup investment research where he focused on small- and midcap biotechnology companies. Before his investment career, Dr. Hong worked in new product development at Sanofi, a multinational pharmaceutical company, where he held positions in business development and strategic/new product marketing. Dr. Hong is a doctor and scientist who holds a Bachelor of Science degrees in molecular biology/biochemistry and a Doctor of Medicine from the University of Florida. He also holds a Chartered Financial Analyst and a Master of Business Administration from INSEAD, France. We believe that Dr. Hong is qualified to serve on our board of directors Board because of his extensive experience as an investor and as a member of the boards of companies in the life sciences industry.

Family relationships

There are no family relationships among any of our executive officers or directors.

Board of Directors

Pursuant to French law and our by-laws, our board of directors must be comprised of between three and 18 members, without prejudice to the derogation established by law in the event of a merger. As of the date of this prospectus, our board of directors is comprised of eight directors. The number of directors of each gender may not be less than 40% under French law. In case a board of directors comprises up to eight members, the difference between the number of directors of each gender may not exceed two. Any appointment made in violation of this limit that is not remedied within six months of this appointment will be null and void and payment of directors’ compensation will be suspended. Within these limits, the number of directors is determined by our shareholders. Our directors are appointed for four-year renewable terms, in accordance with our by-laws and the chairperson is appointed for the duration of his term as director. In accordance with French law, our by-laws also provide that our directors may be removed with or without cause by the holders of at least a majority of the voting rights of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors be filled by a vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board of directors for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ meeting. In the event that the board of directors would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

	CURRENT POSITION	YEAR OF INITIAL APPOINTMENT	TERM EXPIRATION YEAR(1)
Corinna zur Bonsen-Thomas	Chairman	2017 (as Director), 2022 (as Chairman)	2025
Philippe Pouletty	Director	2013	2025
Joy Amundson	Director	2017	2026
Jean-Jacques Bertrand	Director	2014	2026

Santé Holdings SRL (permanent representative to the Board: Antonino Ligresti)	Director	2015	2025

Truffle Capital (permanent representative to the Board: Christian Pierret)	Director	2018	2025

Carol L. Brosgart	Director	2018	2026

Sofinnova Partners (permanent representative to the Board: Kinam Hong)	Director	2019	2026

(1)	The mandates expire at the annual shareholders’ meeting approving the financial statements closed on December 31 of the previous year.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to be consistent with independence requirements, subject to certain phase-in schedules. In determining whether a director is an independent director, our board of directors considers the relationships that each non-employee director has with the board and all other facts and circumstances that our board of directors deems relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

We currently have four independent directors (as defined by the Middlenext Code of Corporate Governance), including Joy Amundson, Jean-Jacques Bertrand, Corinna zur Bonsen-Thomas and Carol L. Brosgart. The MiddleNext Code sets out the five following criteria justifying the independence of directors, characterized by the absence of any significant financial, contractual or family relationship likely to affect their independence of judgment:

•	they must not be a salaried employee or corporate officer of us or our group and must not have held such a position within the last five years;

•	they must not be in a significant business relationship with us or our group (e.g., client, supplier, competitor, provider, creditor, banker, etc.) within the last two years;

•	they must not be a reference shareholder or hold a significant number of voting rights;

•	they must not have close relationships or family ties with any of our corporate officer or reference shareholder; and

•	they must not have been our auditor within the last six years.

Non-voting Board Members

Pursuant to our by-laws, the General Meeting or the Board may appoint non-voting board members. To date, no non-voting directors have been appointed.

Conflicts of Interest Among the Management and Supervisory Bodies and Executive Management

The chairperson, Chief Executive Officer, Chief Financial Officer and our directors are direct or indirect shareholders or holders of securities giving access to our share capital. See “—Compensation and Benefits—Compensation of directors and management.”

There are agreements between related parties, as described in “Certain Relationships and Related Person Transactions.”

Board Practices

Corporate Governance Practices

As a French société anonyme (limited liability company) listed on the regulated market of Euronext Paris, we are subject to various corporate governance requirements under French law. In particular, we refer to the Code of Corporate Governance for small and medium-sized firms as published in September 2021 by Middlenext, as amended from time to time. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we will be subject to Nasdaq’s corporate governance listing standards. Nasdaq’s listing standards provide that foreign private issuers are permitted to follow home country governance practices in lieu of Nasdaq rules, with certain exceptions. We intend to rely on certain exemptions for foreign private issuers and follow French corporate governance practices in lieu of Nasdaq corporate governance rules, which would require that (i) a majority of our board of directors consists of independent directors and (ii) the audit committee be composed of entirely independent directors.

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made and selection of consultants. However, if the laws of the foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by our shareholders at our annual meeting.

In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of common stock (or ordinary shares) be at least 33 1/3 % of the outstanding shares of the company’s common voting stock. Consistent with French Law, our by-laws provide that, for ordinary shareholders’ meetings to be quorate, one-fifth of the holders of shares entitled to voting rights must be present in person or vote by mail or by proxy or by authorized intermediary or by any means of telecommunication permitting their identification. An extraordinary shareholders’ meeting is quorate if one-fourth of the holders of shares entitled to voting rights are present or vote by mail or by proxy or by authorized intermediary or by any means of telecommunication. As an exception, an extraordinary shareholders’ meeting deciding upon a share capital increase by capitalization of reserves, profits or share premium as the same quorum requirement as an ordinary shareholders’ meeting. If the requirements for a quorum are not satisfied, the meeting is adjourned. When an adjourned ordinary shareholders’ meeting is resumed, there is no quorum requirement. When an adjourned extraordinary shareholders’ meeting is resumed, there is a quorum of one-fifth of the holders of shares entitled to voting rights. If a quorum is not present, the reconvened extraordinary shareholders’ meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. For special meetings of holders of a certain class of shares, the quorum requirement is one-third of the certain class of shares entitled to voting rights for the meeting convened on the first call, notice and one-fifth of the holders of shares entitled to voting rights, should the meeting be reconvened. See “Description of Share Capital—Shareholders’ Meetings and Voting Rights (Article 22 of the By-Laws)—Quorum.”

Our board of directors consists of eight members. The composition of our board of directors is provided in “—Governing, Management and Supervisory Bodies and Executive Management—Composition of the board of directors.”

The rules of procedure of our board of directors set the principles guiding the composition of the board. The most recent version of this document was adopted by our board of directors in April 2021. We have established an audit committee, appointment and compensation committee and scientific committee, as described below.

The board of directors has established two permanent, specialized committees to assist the board of directors in its work: the audit committee and the appointments and compensation committee, as well as one ad hoc committee, the scientific committee. Subject to available exemptions the composition and functioning of all of our committees will comply with applicable requirements of the French Commercial Code, the Exchange Act, the Nasdaq Global Market and Securities and Exchange Commission (“SEC”) rules and regulations.

In accordance with French law, committees of our board of directors only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account non-binding recommendations of the relevant board committee.

Audit Committee

Mission and Responsibilities

The audit committee monitors issues relating to the elaboration and control of accounting and financial information as provided for by French law and by our by-laws and by the rules of procedure of the board of directors. It then formulates recommendations to the board of directors in its task of permanent control of the management of the Company. It also issues recommendations in relation to the proposed statutory auditors.

The audit committee is responsible for:

•	monitoring the preparation and development of accounting and financial information and, where appropriate, formulating recommendations in this respect to ensure its accuracy;

•	reviewing the efficiency of the internal control and risk management systems;

•	ensuring proper legal oversight of the preparation of the annual financial statements and financial statements by the statutory auditors; and

•	selecting and ensuring the independence of the statutory auditors.

The audit committee is also responsible for approving:

•	non-audit services provided by the statutory auditors (including the permitted level of fees); and

•	all budgets for statutory audits and other engagements provided by the statutory auditors.

The audit committee further controls the services provided by the auditors in relation to what is permitted by law or regulation.

The audit committee is responsible for formulating recommendations regarding the statutory auditors proposed for nomination by the General Meeting of Shareholders and/or during the renewal of their term.

Within this context, the audit committee may examine our annual financial statements in the form that they are presented to the board of directors, hear the opinions of the statutory auditors and the finance director and receive communications in relation to their analysis work and their conclusions.

The audit committee may use external experts at our expense, after approval of the chairperson of the board of directors or the audit committee or of the Chief Executive Officer, and render any expert reports to the board of directors.

The audit committee may hear any director and carry out any internal or external audit on any subject it considers relevant to its mission. The chairperson of the audit committee shall inform the board in advance. In particular, the audit committee has the power to interview the persons involved in the preparation of the accounts or in their control (administrative and financial director and the main managers of the financial department).

Composition and Compensation

The audit committee and chairperson of the audit committee are appointed by the board of directors from members of the board of directors, excluding executive directors, with finance or accounting skills and at least one member must be independent in accordance with the provisions of the Middlenext Code. Members of the audit committee are appointed for a fixed period of time, which may not exceed the duration of their terms of office as director and may be revoked by the board of directors at any time and without reason. Appointments are renewable without limitation. The audit committee is composed of at least two members and members receive no compensation other than attendance fees. Their duties on the audit committee may be taken into account in determining the allocation of such attendance fees.

The current members of the audit committee are Corinna zur Bonsen-Thomas, Joy Amundson and Christian Pierret (representing Truffle Capital). The current chairperson of the audit committee is Ms. zur Bonsen-Thomas.

The committee may invite any person, internal or external to us, to take part in its meetings and its work.

Our board has determined that each of the members of our audit committee is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3. Committee members must be competent in financial or accounting matters and at least one member must be independent in accordance with the provisions of the MiddleNext Code. Our board of directors has further determined that                      is an “audit committee financial expert” as defined by SEC rules and regulations and that                      qualifies as financially sophisticated under the applicable exchange listing rules.

Conditions of Functioning

The audit committee meets when the chairperson of the audit committee, at least two members of the audit committee, the chairperson of the board of directors or the Chief Executive Officer deems useful and at least twice per year, particularly before publication of the financial statements. The committee may be convened by any means 24 hours before the meeting by the chairperson of the audit committee or of the board of directors or any individual to whom one of them shall have delegated the necessary authority. The committee meets at the registered office or in any other place specified in the notice of the meeting. It may also meet by video conference or by any means of telecommunication as specified in the internal regulation of the board of directors.

To deliberate validly, at least half of the members of the committee must be present. At meetings, one member of the audit committee may be represented by another audit committee member and the audit committee’s recommendations are adopted by simple majority. Upon completion of each meeting, if the members deem it necessary, meeting minutes may be prepared. The chairperson of the audit committee regularly reports to the board of directors on the committee’s work and immediately report any difficulty encountered.

Appointments and Compensation Committee

Mission and Responsibilities

The appointments and compensation committee makes recommendations to the board of directors in relation to the nomination of, and compensation for, executive directors and the operational and functional management, and with regard to appointments and compensation policy and internal profit sharing. In particular, the appointments and compensation committee:

•

provides recommendations and proposals to the board of directors concerning the appointment, in particular in the research of a balanced representation of men and women on the board of directors, compensation, retirement and provident scheme, supplementary pension benefits, benefits in kind, various financial rights of our managers and executive officers, the allocation of founder warrants, bonus shares, share subscription warrants, share subscription or share purchase options, for the benefit of our employees, managers or consultants and, where applicable, its subsidiaries, in accordance with legal provisions;

•	defines the methods for determining the variable portion of the compensation of corporate officers and monitors its application;

•

proposes a general policy for awarding founder warrants, free or performance shares, and options to subscribe or purchase shares, and determines the frequency thereof, depending on the categories of beneficiaries;

•	examines the system of for the allocation of directors’ fees among the members of the board of directors, particularly according to their participation in our committees; and

•	expresses its opinion to senior management about the compensation of the principal senior executives.

The appointments and compensation committee is also involved in discussing each independent director’s qualifications upon his or her nomination and during the exercise of his or her term of office, as applicable.

Composition and Compensation

The appointments and compensation committee is composed of at least two members. The chairperson of the compensation committee and the committee’s members are appointed by the board of directors from members of the board of directors. Members are appointed for a fixed period of time, which may not exceed, as applicable, the duration of their term of office as director and may be revoked by the board of directors at any time and without reason. Their appointments shall be renewable without limitation.

The chairperson of the board, if not a member of the appointments and compensation committee, may be invited to participate in the appointments and compensation committee’s meetings. The appointments and compensation committee shall invite him/her to present its proposals. He/she shall not have the right to vote and shall not be present during the deliberations relating to his/her own situation.

The current members of the appointments and compensation committee are Philippe Pouletty, Corinna zur Bonsen-Thomas, Kinam Hong (representing Sofinnova Partners) and Jean-Jacques Bertrand. The current chairperson of the compensation committee is Mr. Pouletty.

The appointments and compensation committee may invite any person, internal or external to us, to take part in its meetings and its work.

Appointments and compensation committee members shall receive no compensation other than attendance fees. Their duties on the compensation committee may be taken into consideration in determining the allocation of such attendance fees.

Conditions of Functioning

The appointments and compensation committee meets when the chairperson of the appointments and compensation committee, at least two members of the appointments and compensation committee, the chairperson of the board of directors or the Chief Executive Officer deems useful and at least once a year. The appointments and compensation committee may be convened by any means, 24 hours before the meeting, by the chairperson of the appointments and compensation committee or of the board of directors, or any individual to whom one of them shall have delegated the authority necessary for the convocation.

The committee meets at the registered office or in any other place specified in the notice of the meeting. It may also meet by video conference or by any means of telecommunication, as specified in the internal regulation of the board of directors.

To deliberate validly, at least half of the members of the committee must be present. A member of the appointments and compensation committee may be represented by another appointments and compensation committee member and the appointments and compensation committee’s recommendations are adopted by simple majority. Upon completion of each meeting, if the members deem it necessary, meeting minutes may be prepared.

The appointments and compensation committee chairperson reports regularly to the board of directors on the appointments and compensation committee’s work and shall immediately report any difficulty encountered.

Scientific Committee

Mission and Responsibilities

The scientific committee was created by a decision by the board of directors on September 27, 2018.

The role of the scientific committee is to:

•	examine specific scientific questions submitted to it;

•	make recommendations for determining the general guidelines to be adopted in the scientific field; and

•	make recommendations for defining our priorities in the field of research and development and the means for achieving such objectives.

The committee meets at least once a year.

It works in collaboration with the Chief Executive Officer, who may request its opinion on subjects related to its mission. At the request of the board of directors, the chairperson of the scientific committee reports on the committee’s work to the board of directors.

Composition and Compensation

The scientific committee is composed of at least four members appointed by the board of directors upon proposal of the Chief Executive Officer. The members of the scientific committee do not have to be members of the board.

The current members of the scientific committee are Prof. Ian McGowan, MD, PhD, (Chairman); Prof. Christian Bréchot; Prof. Christoph Huber; Prof. Jürgen Rockstroh; Prof. Christian Trepo; Prof. Lawrence R. Stanberry; Prof. Luc Teyton; and Claude Bertrand.

Code of Business Conduct and Ethics

In addition, we intend to adopt a Code of Business Conduct and Ethics policy in connection with the offering. Under this policy, our employees and members of our board of directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related-party transactions, our board of directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the benefits and perceived benefits to us;

•	the opportunity costs of alternative transactions;

•	the materiality and character of the related party’s interest;

•	the actual or apparent conflict of interest of the related party;

•	and the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related-party transaction, our board of directors must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our board of directors determines in the good faith exercise of its discretion. All of the transactions referred to above were entered into prior to the adoption of the written related-party transaction policy but all were approved by our board of directors to the extent required by, and in compliance with, French law.

Compensation and Benefits

Compensation of Directors and Management

The table below sets out the compensation of the chairperson of our board of directors and chief executive officer:

	YEAR ENDED DECEMBER 31,
	2021		2022
	(€)		(€)
Hartmut Ehrlich—Chief Executive Officer
Fixed compensation	303,685
Variable annual compensation	144,250	(1)
Variable multi-year compensation	0
Exceptional variable compensation	43,384
Remuneration allocated due to mandate as director	0
Benefits in kind	8,880

Total (1) Amount paid in 2022 in respect of the year ended December 31, 2021.	500,199

Phillipe Pouletty—Chairman until 15 August 2022

Fixed compensation	0		0
Variable annual compensation	0		0
Variable multi-year compensation	0		0
Exceptional variable compensation	0		0
Remuneration allocated due to mandate as director	0		0
Benefits in kind	0		0

Total	0		0

Corinna zur Bonsen-Thomas—Chairman as from 15 August 2022

Fixed compensation	N/A		N/A
Variable annual compensation	N/A		N/A
Variable multi-year compensation	N/A		N/A
Exceptional variable compensation	N/A		N/A
Remuneration allocated due to mandate as director	N/A		N/A
Benefits in kind	N/A		N/A

Total	N/A		N/A

Summary Table of Compensation of Each Director

The following tables show compensation owed to corporate directors for the fiscal years ended December 31, 2021 and 2022 and compensation received by these same individuals during those same fiscal years.

	AMOUNTS PAID DURING YEAR ENDED DECEMBER 31,
	2021	2022
	(€)	(€)
Corinna zur Bonsen-Thomas	15,260
Philippe Pouletty	0
Joy Amundson	16,350
Jean-Jacques Bertrand	10,500
Santé Holdings SRL (permanent representative to the Board: Antonino Ligresti)	7,000
Truffle Capital (permanent representative to the Board: Christian Pierret)	10,500

Carol L. Brosgart	11,990

Sofinnova Partners (permanent representative to the Board: Kinam Hong)	13,750
Total	85,350

At the general meeting of shareholders held on June 9, 2022, our shareholders approved a package of attendance fees and the compensation policy applicable to the chairperson of the board of directors and the Chief Executive Officer. For the fiscal year ended September 30, 2022, €             of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.

The following table sets forth the share warrants (“BSAs”) or founder’s share warrants (“BCEs”) awarded to the chairperson and chief executive officer:

CHAIRPERSON (1)	Allocation date	Type of WARRANT	Number of WARRANTS allocated	Subscription price per share	Expiration date
Hartmut Ehrlich	Mar-21-2014	BCE-2014-2	2,750	€0.01	Mar-21-2024
Hartmut Ehrlich	Nov-20-2017	BCE-2017-2	150,000	€11.14	Nov-20-2027
Corinna zur Bonsen-Thomas	Sept-18-2017	BSA-2017-1	16,400	€11.57	Sept-18-2027
Total			169,150

History of Awards of Share Warrants (BSAs) and Founder’s Share Warrants (BCEs)

The history of the award of BSAs and BCEs is set forth in the Section “Description of Share Capital”.

Provisions or Allocations to Pay Pensions, Retirement or Other Benefits for Directors and Management

For the fiscal year ended December 31, 2022, €             of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers. We have not set aside any provisions to pay pensions, retirement and other benefits for corporate directors. The directors’ compensation does not include any profit-sharing plans.

Functioning of Governing and Management Bodies

Company management

We are a French limited liability company with a board of directors (société anonyme à conseil d’administration). Since August 15, 2022 our board of directors has been chaired by Ms. zur Bonsen-Thomas. Dr. Ehrlich represents us vis-à-vis third parties in his capacity as Chief Executive Officer.

All members of the board of directors may serve for a maximum of four years, expiring at the end of the shareholders’ meeting called to approve the financial statements from the previous year and held during the year in which the term expires. Members of the board of directors may be re-elected. They may be dismissed at any time by a decision of the ordinary general meeting of shareholders.

During the fiscal year ended December 31, 2022, the board of directors met 17 times. The average attendance rate of the Directors was 97.8%.

Agreements with our Directors and Executive Officers

For a discussion of our agreements with certain of our directors and executive officers, see “Certain Relationships and Related Person Transactions.” Except for the arrangements described in such section, there are no arrangements or understanding between us and any of our other executive officers or directors that provide for benefits upon termination of their employment, other than as required by applicable law.

Limitations on Liability and Indemnification

Under French law, provisions of by-laws that limit the liability of directors are prohibited. However, French law allows sociétés anonyme to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of Abivax SA. Criminal liability cannot be indemnified under French law, whether directly by us or through liability insurance.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.

In any underwriting agreement we enter into in connection with the sale of ordinary shares (including in the form of ADSs) being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Employees

As of June 30, 2022, we had 24 full-time employees, consisting of 18 within the research and development department and six within the general administrative department. Our employees are subject to the national collective bargaining agreement for the pharmaceutical industry (the convention collective nationale de l’industrie pharmaceutique). We believe that we maintain good relations with our employees. As of June 30, 2022, all of our 24 full-time employees were based in France.

We rely on skilled, experienced and innovative employees to conduct the operations of our company. We are committed to building an outstanding, committed team and we focus on a culture that values a focus on scientific innovation, inclusion, collaboration and equity. We focus on recruiting, retaining and developing employees from a diverse range of backgrounds to conduct our research, development and clinical activities. We recognize that recruiting, motivating and retaining talented employees is vital to our success. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives. We aim to create an equitable, inclusive and empowering environment in which our employees can grow and advance their careers, with the overall goal of developing, expanding and retaining our workforce to support our current pipeline and future business goals. Employees are encouraged to attend scientific, clinical and technological meetings and conferences and have access to broad resources they need to be successful.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since January 1, 2020, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as to our related parties.

Intra-Group Agreements

On April 1, 2022, we acquired 100% of the share capital of Prosynergia S.à.r.L, a Luxembourg biotech company pursuant to the terms of a share purchase agreement entered into on November 15, 2021 (the “Prosynergia SPA”). The terms of the Prosynergia SPA include an earn-out, which is triggered in the event our market capitalization is in excess of €300 million (evaluated at certain specified record dates), a listing of our shares on Nasdaq or a merger and acquisition transaction prior to March 31, 2023. The amount of the earn-out is equal to 1% of the difference between our market capitalization and €300 million, subject to a maximum amount of €4 million. It is, as the case may be, payable in the first half of 2023. No amount will be payable in the event our market capitalization is lower than €300 million. On December 1, 2021, we granted a loan to Prosynergia, for €1,400,000. On December 12, 2022, we completed a merger with Prosynergia. All of Prosynergia’s assets and liabilities were transferred to us pursuant to the merger, the intra-group loan agreement was terminated and Prosynergia was dissolved.

Arrangements with our Directors and Executive Officers

Issuances of Securities

We issued (i) 1,620,370 ordinary shares on November 2, 2020 in connection with a private placement, (ii) 1,964,031 ordinary shares in a private placement on July 27, 2021 and (iii) 5,530,000 ordinary shares in a private placement on September 7, 2022. The following table summarizes the ordinary shares acquired in connection with these offerings by our executive officers, directors and holders of more than 5% of our outstanding voting securities.

		Entities affiliated with Truffle Capital		Sofinnova Crossover	TCG Crossover	Entities affiliated With Venrock(2)	Deep Track Capital
Private placement in 2020	Number of ordinary shares purchased (#)	—		198,723	—	—	—
	Purchase price per share (€)	—		17.28	—	—	—
Private placement in 2021	Number of ordinary shares purchased (#)	—		261,865	—	—	—
	Purchase price per share (€)	—		30.55	—	—	—
Private placement in 2022	Number of ordinary shares purchased (#)	197,000	(1)	584,000	1,688,000	1,463,000	1,126,000	(2)
	Purchase price per share (€)	8.36		8.36	8.36	8.36	8.36

(1)

Consists of 197,000 ordinary shares subscribed by FCPI BioMedTech, which is controlled by Truffle Capital (“Truffle Capital” and together the “Truffle Entities”), itself controlled at 39.66% (of the share capital) respectively by Mr. Philippe Pouletty and Mr. Bernard-Louis Roques. The principal business address of the Truffle Entities is 5 rue de la Baume, 75008, Paris, France.

(2)

Consists of (i) 1,039,900 ordinary shares subscribed by Venrock Healthcare Capital Partners EG, L.P. (“VHCP EG”) (ii) 384,623 ordinary shares subscribed by Venrock Healthcare Capital, Partners III, L.P.

(“VHCP III”), and (iii) 38,477 ordinary shares subscribed by VHCP Co-Investment Holdings III, LLC (“VHCP Co-Investment”). VHCP EG, VHCP III and VHCP Co-Investment are controlled by Venrock (“Venrock” and together the “Venrock Entities”). Venrock Entities are controlled by Dr. Bong Koh and Nimish Shah. The principal business address of the Venrock Entities is 7, Bryant Park, 23rd Floor, New-York, NY 10018, United States.

We further issued (i) 374 ordinary shares on November 9, 2020 to the benefit of Mr. Didier Blondel pursuant to the exercise of 374 BCE-2017-1 he holds, at an issue price per share equal to €6.39, (ii) 1,000 ordinary shares on January 12, 2021 to the benefit of Mr. Paul Gineste pursuant to the exercise of 1,000 BCE-2018-3 he holds, at an issue price per share equal to €7.33, (iii) 1,000 ordinary shares on January 28, 2021 to the benefit of Mr. Paul Gineste pursuant to the exercise of 1,000 BCE-2018-3 he holds, at an issue price per share equal to €7.33, (iv) 3,000 ordinary shares on February 1, 2021 to the benefit of Mr. Paul Gineste pursuant to the exercise of 3,000 BCE-2018-3 he holds, at an issue price per share equal to €7.33, (v) 3,000 ordinary shares on February 2, 2021 to the benefit of Mr. Paul Gineste pursuant to the exercise of 3,000 BCE-2018-3 he holds, at an issue price per share equal to €7.33, (vi) 4,000 ordinary shares on February 9, 2021 to the benefit of Mr. Paul Gineste pursuant to the exercise of 4,000 BCE-2018-3 he holds, at an issue price per share equal to €7.33, (vii) 2,000 ordinary shares on February 22, 2021 to the benefit of Mr. Paul Gineste pursuant to the exercise of 2,000 BCE-2018-3 he holds, at an issue price per share equal to €7.33, (viii) 2,843 ordinary shares on March 2, 2021 to the benefit of Mr. Paul Gineste pursuant to the exercise of 2,843 BCE-2018-3 he holds, at an issue price per share equal to €7.33, (ix) 2,000 ordinary shares on July 1, 2021 to the benefit of Mr. Paul Gineste pursuant to the exercise of 2,000 BCE-2017-5 he holds, at an issue price per share equal to €11.14, and (x) 1,000 ordinary shares on October 25, 2021 to the benefit of Mr. Paul Gineste pursuant to the exercise of 1,000 BCE-2017-5 he holds, at an issue price per share equal to €11.14.

Director and Executive Officer Compensation

We are parties to employment agreements and other compensation arrangements, including equity compensation arrangements, with our directors and executive officers in the ordinary course of business. See “Compensation and Benefits—Compensation of directors and management” for information regarding compensation of the Directors and Executive Officers.

We have entered into employment agreements with each of our executive officers, except for our Chief Executive Officer who is a corporate officer (mandataire social) and does not have an employment contract nor any similar contract but remains bound by the relevant fiduciary obligations set forth under French law.

Our Chief Executive Officer has been appointed for a term lasting until the end of the Board of Directors’ meeting following the General Meeting held to approve the financial statements for the year ending December 31, 2024. Each of our other executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment. We may terminate their employment/corporate office for just cause (cause réelle et sérieuse), at any time, with the notice and indemnification requirements provided by French law and, as the case may be, the applicable collective bargaining agreement. An executive officer may terminate his or her employment at any time with the prior written notice period provided by French law and, as the case may be, the applicable collective bargaining agreement.

Each of our executive officers, except for our Chief Executive Officer, has agreed to maintain the confidentiality of any confidential information, both during and after the employment agreement expires or is earlier terminated. In addition, they are subject to loyalty and confidentiality obligations and certain of them are bound by a non-solicitation covenant that prohibits such executive officer from soliciting our customers, or soliciting or hiring our executive employees and those of our employees working in the same team as our executive officer, during his or her employment and for one year after the termination of his or her employment.

Share Warrants (bons de souscription d’actions)

Since January 1, 2020, we did not grant to employees, consultants and directors any share warrants nor founder’s warrants.

Intellectual Property Assignment

We entered into an intellectual property assignment agreement with Hartmut Ehrlich on July 7, 2021. The purpose of this agreement is to transfer to us all the intellectual property rights held by Hartmut Ehrlich on certain patents of which he is a co-inventor. No compensation has been paid in respect of this transfer.

Indemnification Agreements

We intend to enter into indemnification agreements with our board members and the members of our executive management. See the section of this prospectus titled “Management—Limitations on Liability and Indemnification.”

Related Person Transaction Policy

We comply with French law regarding approval of transactions with related parties. In particular, in accordance with article L.225-38 and seq. of the French Commercial Code, transactions with our general managers, directors, shareholders holding more than 10% of the voting rights of the company and any company controlling a shareholder holding more than 10% of our voting rights, other than transactions in the ordinary course of business and at arm’s length, are (i) subject to a prior approval by the board of directors, (ii) reported to the statutory auditors who must then prepare a report on such transaction, and (iii) ratified by the our shareholders at the annual general meeting.

In addition, we have adopted a related-party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related-party transactions. For purposes of our policy only, a related-party transaction is defined as (1) any individual or series of financial transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness), in which we and any related parties are, were or will be participants, or otherwise have a direct or indirect interest, or (2) any agreement or similar transaction under French law which falls within the scope of Article L. 225-38 of the French Commercial Code. For purposes of this policy, a related party is any person who is or at any time since the beginning of the our last fiscal year was, a director, director nominee, executive officer, beneficial owner of more than 10% of any class of our voting securities or any immediate family member(s) of the foregoing persons, or any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has more than a 10% beneficial ownership interest. Under the policy, related-party transactions must be reported to us by the relevant related parties. If a transaction has been identified as a related-party transaction, management must present information regarding the related-party transaction to our board of directors for review, consideration and approval or ratification. Regarding certain transactions, our board of directors may appoint an independent expert whenever the signing of a related person transaction is likely to have a material impact on our balance sheet or results. In this case, this expert review will be mentioned in the special report of the statutory auditors and disclosed to the public subject, as the case may be, to any information likely to adversely affect trade secret. Our board of directors may also seek the opinion of the audit committee and/or of the independent statutory auditors if there is any doubt about the qualification of a related person transaction subject to his evaluation. When submitted to our board’s review, the persons who have a direct or indirect interest in the transaction shall not participate in its review.

PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2022 for:

•	each beneficial owner, known by us, of more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group.

To our knowledge, as of December 31, 2022, approximately              ordinary shares, or     % of our ordinary shares were held of record by          residents of the United States. Certain of our ordinary shares are held in bearer form and, accordingly, it is not possible for us to ascertain if such ordinary shares are held by persons located in the United States. See “Description of Share Capital—Form, Holding and Transfer of Shares (Articles 10 and 11 of the By-Laws).”

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of September 30, 2022. The percentage ownership information shown in the table prior to the global offering is based upon 22,313,185 ordinary shares outstanding as of September 30, 2022. The percentage ownership information shown in the table after the global offering is based upon ordinary shares outstanding, assuming the sale of ordinary shares (which may be in the form of ADSs) by us in the global offering and no exercise of the underwriters’ option to purchase additional ADSs and/or ordinary shares. The percentage ownership information shown in the table after the global offering if the underwriters’ option to purchase additional ADSs and/or ordinary shares is exercised in full is based upon ordinary shares outstanding, assuming the sale of ordinary shares (which may be in the form of ADSs) by us in the global offering assuming the exercise in full of the underwriters’ option to purchase additional ADSs and/or ordinary shares.

Except as otherwise indicated, the table below does not reflect any ordinary shares that may be purchased in the global offering, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of September 30, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders (which may be in the form of ADSs). Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Abivax SA, 7-11 boulevard Haussmann, 75009 Paris, France. Our major shareholders do not have any special voting rights.

NAME OF BENEFICIAL OWNER	NUMBER OF ORDINARY SHARES BENEFICIALLY OWNED BEFORE GLOBAL OFFERING	PERCENTAGE OF ORDINARY SHARES BENEFICIALLY OWNED		PERCENTAGE OF VOTING POWER
		BEFORE GLOBAL OFFERING	AFTER GLOBAL OFFERING	BEFORE OFFERING	AFTER OFFERING
5% Shareholders:
Entities affiliated with Truffle Capital(1)	5,309,579	23.80%		34.07%
Sofinnova Crossover (2)	2,529,739	11.34%		14.07%
TCG Crossover (3)	1,688,000	7.57%		5.90%
Entities affiliated with Venrock (4)	1,463,000	6.56%		5.11%
Deep Track Capital (5)	1,126,000	5.05%		3.93%

Directors and Officers:
Corinna zur Bonsen-Thomas(6)(*)	16,400	*		*
Philippe Pouletty	275,000	1.23%		*
Santé Holdings SRL represented by Antonino Ligresti(7)	800,004	3.46%		2.79%
Christian Pierret(8)(*)	16,400	*		*
Jean-Jacques Bertrand(9)(*)	16,400	*		*
Carol Brosgart(10)(*)	16,400	*		*
Joy Amundson(11)(*)	16,400	*		*
Hartmut Ehrlich(12)	292,783	1.30%		1.29%
Didier Blondel (13)(*)	42,109	*		*
Paul Gineste(14)(*)	25,073	*		*
All directors and officers as a group (10 persons)	1,561,969	6.66%		5.49%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 2,213,333 ordinary shares held by FCPR Truffle Capital II (“Truffle Capital II”), (ii) 224,729 ordinary shares held by FCPI Fortune (“FCPI Fortune”), (iii) 1,357,639 ordinary shares held by FCPI UFF Innovation 7 (“UFF Innovation 7”), 119,000 ordinary shares held by FCPI UFF Innovation 15 (“UFF Innovation 15”), (iv) 171,600 ordinary shares held by FCPI Fortune 4 (“FCPI Fortune 4”), (v) 91,973 ordinary shares held by FCPI Fortune 3 (“FCPI Fortune 3”) (vi) 157,100 ordinary shares held by FCPI UFF Innovation 12 (“UFF Innovation 12”), (vii) 193,900 ordinary shares held by FCPI UFF Innovation 8 (“UFF Innovation 8”), (viii) 103,400 ordinary shares held by FCPI UFF Innovation 14 (“UFF Innovation 14”), (ix) 148,491 ordinary shares held by FCPI Truffle Fortune 5 (“FCPI Fortune 5”), (x) 101,702 ordinary shares held by FCPI UFF Innovation 16 (“UFF Innovation 16”), (xi) 71,357 ordinary shares held by FCPI Truffle Fortune 6 (“FCPI Fortune 6”), (xii) 59,313 ordinary shares held by FCPI UFF Innovation 17 (“UFF Innovation 17”), (xiii) 41,390 ordinary shares held by FCPI Truffle Innocroissance 2015 (“Truffle Innocroissance 2015”), (xiv) 36,400 ordinary shares held by Truffle Developpement (“Truffle Developpement”), (xv) 21,252 ordinary shares held by FCPI Truffle Innocroissance 2018 (“Truffle Innocroissance 2018”) and (xvi) 197,000 ordinary shares held by FCPI BioMedTech (“BioMedTech”). Truffle Capital II, FCPI Fortune, UFF Innovation 7, UFF Innovation 15, FCPI Fortune 4, FCPI Fortune 3, UFF Innovation 12, UFF Innovation 8, UFF Innovation 14, FCPI Fortune 5, UFF Innovation 16, FCPI Fortune 6, UFF Innovation 17, Truffle Innocroissance 2015, Truffle Developpement, Truffle Innocroissance 2018 and BioMedTech are controlled by Truffle Capital (“Truffle Capital” and together the “Truffle Entities”), itself controlled at 39.66% (of the share capital) respectively by Mr. Philippe Pouletty and

Mr. Bernard-Louis Roques. The principal business address of the Truffle Entities is 5 rue de la Baume, 75008, Paris, France.
(2)

Consists of 2,529,739 ordinary shares held by Sofinnova Crossover I SLP (“Sofinnova Crossover”). Sofinnova Crossover is controlled by Sofinnova Partners (“Sofinnova Partners” and together the “Sofinnova Entities”). The principal business address of the Sofinnova Entities is 7-11 boulevard Haussmann, 75009 Paris, France.

(3)

Consists of 1,688,000 ordinary shares held by TCG Crossover Management, LLC. (“TCG Crossover”) acting on behalf of funds it manages. TCG Crossover is controlled by TCG Crossover GP I, LLC (“TCG Crossover GP” and together the “TCG Crossover Entities”), itself controlled at the highest level by its managing partners. TCG Crossover declares that it acts independently of the persons who control it, in accordance with the conditions set out in Articles L. 233-9 II of the French Commercial Code and 223-12 and 223-12-1 of the General Regulation of the AMF. The principal business address of the TCG Crossover Entities is c/o Corporation Trust Center 1209 Orange St., DE 19801, United States.

(4)

Consists of (i) 1,039,900 ordinary shares held by Venrock Healthcare Capital Partners EG, L.P. (“VHCP EG”) (ii) 384,623 ordinary shares held by Venrock Healthcare Capital, Partners III, L.P. (“VHCP III”), and (iii) 38,477 ordinary shares held by VHCP Co-Investment Holdings III, LLC (“VHCP Co-Investment”). VHCP EG, VHCP III and VHCP Co-Investment are controlled by Venrock (“Venrock” and together the “Venrock Entities”). Venrock Entities are controlled by Dr. Bong Koh and Nimish Shah. The principal business address of the Venrock Entities is 7, Bryant Park, 23rd Floor, New-York, NY 10018, United States.

(5)

Consists of 1,126,000 ordinary shares held by Deep Track Biotechnology Master Fund, Ltd. (“Deep Track Fund”) acting on behalf of funds it manages. Deep Track Fund is controlled by Deep Track Capital GP, LLC. The latter is controlled by Mr. David Kroin who is also its managing member. The principal business address of the Deep Track Entities is 200 Greenwich Avenue 3rd Floor, Greenwich, CT 06830, United States.

(6)	Includes up to 16,400 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of September 30, 2022.
(7)

Consists of (i) 703,080 ordinary shares held by Santé Holdings SRL and (ii) 96,924 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of September 30, 2022.

(8)	Includes up to 16,400 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of September 30, 2022.
(9)	Includes up to 16,400 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of September 30, 2022.
(10)	Includes up to 16,400 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of September 30, 2022.
(11)	Includes up to 16,400 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of September 30, 2022.
(12)

Consists of (i) 80,283 ordinary shares and (ii) 212,500 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of September 30, 2022.

(13)

Consists of (i) 374 ordinary shares and (ii) 41,735 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of September 30, 2022.

(14)	Includes up to 25,073 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of September 30, 2022.

DESCRIPTION OF SHARE CAPITAL

General

We were incorporated as a société anonyme (limited liability company), on December 4, 2013 and registered at the Paris Trade and Company Register on December 27, 2013 for a period of 99 years until December 22, 2112, subject to extension or early dissolution, under the number 799 363 718. Our corporate purpose in France and abroad includes the research, development and marketing of therapeutic and prophylactic vaccines and small therapeutic molecules that primarily have applications in the anti-infective field, as set forth in Article 4 of our by-laws. We may participate, by any means, directly or indirectly in any operations that may be related to our purpose through the creation of new companies, contribution, subscription or purchase of company securities or rights, merger or otherwise, creation, acquisition, leasing, management lease of any businesses or establishments. Our principal executive offices are located at 7-11 boulevard Haussmann, 75009 Paris, France, and our telephone number is +33 (0) 1 53 83 08 41.

The following description of our by-laws and share capital does not purport to be complete and is qualified in its entirety by reference to our by-laws as of the date of this prospectus. Copies of our by-laws may be obtained from the Trade and Company Registry (Greffe du Registre du Commerce et des Sociétés) of Paris, France or our corporate headquarters and are filed as an exhibit to this registration statement.

Share Capital

Share Capital History

As of the date of this prospectus, our share capital amounts to €223,131.85 and is divided into 22,313,185 ordinary shares of €0.01 par value each after taking into account:

	NUMBER OF SHARES	PAR VALUE	AMOUNT OF PAID UP CAPITAL
		(€)	(€)
Ordinary Shares	22,313,185	0.01	€223,131.85

Total	22,313,185	0.01	€223,131.85

All of the shares are fully subscribed and paid. As of the date of this prospectus, we have not issued securities that do not represent our share capital.

The table below shows the changes in our share capital over the last three fiscal years.

Date	Type of operation	Prior Share Capital	Premium (€)	Number of shares created	Total number of shares after issuance	Nominal value	Share capital after transaction	Issue price per share
16/01/2019	Exercise of BCE-2014-6	101,991.88	0	100	10,199,288	€0.01	101,992.88	€0.01
17/01/2019	Exercise of BCE-2014-6	101,992.88	0	19,600	10,218,888	€0.01	102,188.88	€0.01
15/05/2019	Exercise of Kepler BSAs	102,188.88	93,400	10,000	10,228,888	€0.01	102,288.88	€9.34
21/05/2019	Exercise of BCE-2016-1	102,288.88	7,43	1	10,228,889	€0.01	102,288.89	€7.44
05/06/2019	Exercise of Kepler BSAs	102,288.89	82,500	10,000	10,238,889	€0.01	102,388.89	€8.26
06/06/2019	Exercise of BCE-2014-4	102,388.89	0	50	10,238,939	€0.01	102,389.39	€0.01
10/06/2019	Exercise of Kepler BSAs	102,389.39	82,800	10,000	10,248,939	€0.01	102,489.39	€8.29

Date	Type of operation	Prior Share Capital	Premium	Number of shares created	Total number of shares after issuance	Nominal value	Share capital after transaction	Issue price per share
19/06/2019	Exercise of Kepler BSAs	102,489.39	78,200	10,000	10,258,939	€0.01	102,589.39	€7.83
25/06/2019	Exercise of Kepler BSAs	102,589.39	73,600	10,000	10,268,939	€0.01	102,689.39	€7.37
01/07/2019	Exercise of Kepler BSAs	102,689.39	139,800	20,000	10,288,939	€0.01	102,889.39	€7.00
02/07/2019	Exercise of Kepler BSAs	102,889.39	139,800	20,000	10,308,939	€0.01	103,089.39	€7.00
15/07/2019	Capital increase through issue of new shares	103,089.39	11,985,000	1,500,000	11,808,939	€0.01	118,089.39	€8.00
14/10/2019	Exercise of Kepler BSAs	118,089.39	37,150	5,000	11,813,939	€0.01	118,139.39	€7.44
17/10/2019	Exercise of Kepler BSAs	118,139.39	37,150	5,000	11,818,939	€0.01	118,189.39	€7.44
21/10/2019	Exercise of Kepler BSAs	118,189.39	178,800	30,000	11,848,939	€0.01	118,489.39	€7.90
22/10/2019	Exercise of Kepler BSAs	118,489.39	63,120	8,000	11,856,939	€0.01	118,569.39	€7.90
07/11/2019	Exercise of Kepler BSAs	118,569.39	178,800	20,000	11,876,939	€0.01	118,769.39	€8.95
13/11/2019	Exercise of BCE-2014-1	118,769.39	0	275,000	12,151,939	€0.01	121,519.39	€0.01
21/11/2019	Exercise of BCE-2018-1	121,519.39	89,50	10	12,151,949	€0.01	121,519.49	€8.96
22/11/2019	Exercise of BCE-2018-1	121,519.49	89,50	10	12,151,959	€0.01	121,519.59	€8.96
28/11/2019	Exercise of Kepler BSAs	121,519.59	258,000	25,000	12,176,959	€0.01	121,769.59	€10.33
03/12/2019	Exercise of Kepler BSAs	121,769.59	274,750	25,000	12,201,959	€0.01	122,019.59	€11.00
07/01/2020	Exercise of BCE-2016-1	122,019.59	9,659	1,300	12,203,259	€0.01	122,032.59	€7.44
11/01/2020	Exercise of BSA-2014-3	122,032.59	0	16,400	12,219,659	€0.01	122,196.59	€0.01
16/01/2020	Exercise of BCE-2016-1	122,196.59	22,290	3,000	12,222,659	€0.01	122,226.59	€7.44
17/01/2020	Exercise of BCE-2018-1	122,226.59	89,50	10	12,222,669	€0.01	122,226.69	€8.96
22/01/2020	Exercise of BCE-2016-1	122,226.69	10,402	1,400	12,224,069	€0.01	122,240.69	€7.44
11/02/2020	Exercise of BCE-2016-1	122,240.69	11,888	1,600	12,225,669	€0.01	122,256.69	€7.44
17/03/2020	Exercise of BSA-2014-7	122,256.69	0	2,600	12,228,269	€0.01	122,282.69	€0.01
29/07/2020	Exercise of BSA-2014-7	122,282.69	0	2,600	12,230,869	€0.01	122,308.69	€0.01
30/10/2020	Conversion of convertible bonds	122,308.69	3,995,356.91	464,309	12,695,178	€0.01	126,951.78	€8.61

Date	Type of operation	Prior Share Capital	Premium	Number of shares created	Total number of shares after issuance	Nominal value	Share capital after transaction	Issue price per share
02/11/2020	Capital increase through issue of new shares	126,951.78	27,983,789.90	1,620,370	14,315,548	€0.01	143,155.48	€17.28
09/11/2020	Exercise of BCE-2017-1	143,155.48	2,386.12	374	14,315,922	€0.01	143,159.22	€6.39
30/11/2020	Exercise of BCE-2018-5	143,159.22	5,490	750	14,316,672	€0.01	143,166.72	€7.33
02/12/2020	Exercise of BCE-2016-1	143,166.72	12,623.57	1,699	14,318,371	€0.01	143,183.71	€7.44
08/12/2020	Exercise of BCE-2018-1	143,183.71	17,005	1,900	14,320,271	€0.01	143,202.71	€8.96
04/01/2021	Exercise of BCE-2018-1	143,202.71	8,950	1,000	14,321,271	€0.01	143,212.71	€8.96
05/01/2021	Exercise of BCE-2016-1	143,212.71	5,944	800	14,322,071	€0.01	143,220.71	€7.44
05/01/2021	Exercise of BCE-2018-1	143,220.71	17,900	2,000	14,324,071	€0.01	143,240.71	€8.96
05/01/2021	Exercise of BCE-2018-5	143,240.71	9,150	1,250	14,325,321	€0.01	143,253.21	€7.33
07/01/2021	Exercise of BCE-2016-1	143,253.21	14,860	2,000	14,327,321	€0.01	143,273.21	€7.44
08/01/2021	Exercise of BSA-2018-1	143,273.21	131,856	16,400	14,343,721	€0.01	143,437.21	€8.05
11/01/2021	Exercise of BCE-2017-3	143,437.21	11,13	1	14,343,722	€0.01	143,437.22	€11.14
12/01/2021	Exercise of BCE-2018-3	143,437.22	7,320	1,000	14,344,722	€0.01	143,447.22	€7.33
22/01/2021	Exercise of BCE-2016-1	143,447.22	11,145	1,500	14,346,222	€0.01	143,462.22	€7.44
28/01/2021	Exercise of BCE-2018-3	143,462.22	7,320	1,000	14,347,222	€0.01	143,472.22	€7.33
28/01/2021	Exercise of BCE-2017-3	143,472.22	523,343.73	47,021	14,394,243	€0.01	143,942.43	€11.14
01/02/2021	Exercise of BCE-2018-3	143,942.43	21,960	3,000	14,397,243	€0.01	143,972.43	€7.33
02/02/2021	Exercise of BCE-2018-3	143,972.43	21,960	3,000	14,400,243	€0.01	144,000.43	€7.33
09/02/2021	Exercise of BCE-2018-3	144,000.43	29,280	4,000	14,404,243	€0.01	144,032.43	€7.33
22/02/2021	Exercise of BCE-2018-3	144,032.43	14,640	2,000	14,406,243	€0.01	144,062.43	€7.33
02/03/2021	Exercise of BCE-2016-1	144,062.43	17,089	2,300	14,408,543	€0.01	144,085.43	€7.44
02/03/2021	Exercise of BCE-2018-3	144,085.43	20,810.76	2,843	14,411,386	€0.01	144,113.86	€7.33
03/03/2021	Exercise of BCE-2017-3	144,113.86	3,895.5	350	14,411,736	€0.01	144,117.36	€11.14
25/05/2021	Exercise of Kepler BSAs	144,117.36	2,998,800	120,000	14,531,736	€0.01	145,317.36	€25.00

Date	Type of operation	Prior Share Capital	Premium	Number of shares created	Total number of shares after issuance	Nominal value	Share capital after transaction	Issue price per share
26/05/2021	Exercise of Kepler BSAs	145,317.36	1,249,500	50,000	14,581,736	€0.01	145,817.36	€25.00
31/05/2021	Exercise of Kepler BSAs	145,817.36	519,800	20,000	14,601,736	€0.01	146,017.36	€26.00
02/06/2021	Exercise of BCE-2017-4	146,017.36	11,13	1	14,601,737	€0.01	146,017.37	€11.14
03/06/2021	Exercise of Kepler BSAs	146,017.37	573,980	22,000	14,623,737	€0.01	146,237.37	€26.10
15/06/2021	Exercise of BCE-2016-1	146,237.37	18,575	2,500	14,626,237	€0.01	146,262.37	€7.44
24/06/2021	Exercise of Kepler BSAs	146,262.37	549,800	20,000	14,646,237	€0.01	146,462.37	€27.50
25/06/2021	Exercise of Kepler BSAs	146,462.37	146,450	5,000	14,651,237	€0.01	146,512.37	€29.30
29/06/2021	Exercise of Kepler BSAs	146,512.37	288,100	10,000	14,661,237	€0.01	146,612.37	€28.82
30/06/2021	Exercise of Kepler BSAs	146,612.37	282,800	10,000	14,671,237	€0.01	146,712.37	€28.29
01/07/2021	Exercise of BCE-2017-5	146,712.37	22,260	2,000	14,673,237	€0.01	146,732.37	€11.14
02/07/2021	Exercise of Kepler BSAs	146,732.37	539,800	20,000	14,693,237	€0.01	146,932.37	€27.00
05/07/2021	Exercise of Kepler BSAs	146,932.37	944,650	35,000	14,728,237	€0.01	147,282.37	€27.00
22/07/2021	Capital increase	147,282.37	59,981,506.74	1,964,031	16.692.268	€0.01	166,922.68	€30.55
06/09/2021	Exercise of BCE-2017-3	166,922.68	11,731.02	1,054	16,693,322	€0.01	166,933.22	€11.14
09/09/2021	Exercise of BCE-2016-1	166,933.22	22,327.15	3,005	16,696,327	€0.01	166,963.27	€7.44
09/09/2021	Exercise of BCE-2016-1	166,963.27	2,972	400	16,696,727	€0.01	166,967.27	€7.44
10/09/2021	Exercise of BCE-2016-1	166,967.27	74,292.57	9,999	16,706,726	€0.01	167,067.26	€7.44
20/09/2021	Exercise of BCE-2016-1	167,067.26	22,282.57	2,999	16,709,725	€0.01	167,097.25	€7.44
18/10/2021	Exercise of BCE-2018-1	167,097.25	8,950	1,000	16,710,725	€0.01	167,107.25	€8.96
20/10/2021	Exercise of BCE-2016-1	167,107.25	22,245.42	2,994	16,713,719	€0.01	167,137.19	€7.44
20/10/2021	Exercise of BCE-2018-5	167,137.19	25,005.12	3,416	16,717,135	€0.01	167,171.35	€7.33
25/10/2021	Exercise of BCE-2018-1	167,171.35	8,950	1,000	16,718,135	€0.01	167,181.35	€8.96
25/10/2021	Exercise of BCE-2017-5	167,181.35	11,130	1,000	16,719,135	€0.01	167,191.35	€11.14
30/11/2021	Exercise of BCE-2018-2	167,191.35	187,950	21,000	16,740,135	€0.01	167,401.35	€8.96
21/12/2021	Exercise of BCE-2018-2	167,401.35	214,048.20	23,916	16,764,051	€0.01	167,640.51	€8.96

Date	Type of operation	Prior Share Capital	Premium	Number of shares created	Total number of shares after issuance	Nominal value	Share capital after transaction	Issue price per share
08/03/2022	Exercise of BCE-2018-5	167,640.51	2,448.88	334	16,764,385	€0.01	167.643,85	€7.33
30/05/2022	Exercise of BSA-2014-3	167.643,85	0	18.800	16,783,185	€0.01	167,831.85	€0.01
07/09/2022	Capital increase through issue of new shares	167,831.85	46,175,500	5,530,000	22,313,185	€0.01	223,131.85	€8.36

Shareholders’ Meetings and Voting Rights (Articles 12, 22, 23, 24, 25 and 26 of the By-Laws)

General

In accordance with the French Commercial Code (Code de Commerce), there are three types of shareholders’ meetings: ordinary, extraordinary and special.

Ordinary shareholders’ meetings are required to elect, replace or remove directors, appoint independent statutory auditors, approve the annual financial statements, approve share repurchase programs, declare dividends or authorizing dividends to be paid in shares and approve regulated agreements. In addition, pursuant to AMF recommendation, French listed companies may be required to conduct a consultation of the Ordinary Shareholders Meeting prior to the disposal of the majority of their assets, under certain conditions.

Extraordinary shareholders’ meetings are required for approval of matters such as amendments to our by-laws, including amendments required in connection with extraordinary corporate actions (i.e., changing our name, corporate purpose or registered office, increasing or decreasing our share capital and creating a new class of equity securities (ordinary or preferred shares)). Shareholders’ rights may be modified as allowed by French law. Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of our by-laws. It may not, however, increase shareholder commitments without the prior approval of each shareholder.

Special meetings of holders of a certain category of shares or of securities giving access to our share capital are required for any modification of the rights relating to such categories of shares. The resolutions of the shareholders’ meeting modifying these rights are effective only after they have been approved by the relevant special meeting.

Special Voting Rights of Warrant Holders

Under French law, the holders of warrants of the same class (i.e., warrants that were issued at the same time and with the same rights), including founder’s share warrants, are entitled to vote as a separate class at a general meeting of that class of warrant holders under certain circumstances, principally in connection with any proposed modification of the terms and conditions of the class of warrants or any proposed issuance of preferred shares or any modification of the rights of any outstanding class or series of preferred shares.

Shareholders’ Meetings

Our board of directors convenes an annual ordinary shareholders’ meeting for the approval of the annual financial statements. This meeting is held within six months of the end of each fiscal year. This period may be extended by an order of the President of the French Commercial Court (Tribunal de Commerce) at the request of the board. The board may also convene an ordinary or extraordinary shareholders’ meeting upon proper notice at any time during the year.

If the board fails to convene a shareholders’ meeting at the shareholders’ request, our statutory auditors may call the meeting. In the event of bankruptcy, the liquidator or court-appointed agent may also call a shareholders’ meeting. In addition, any of the following may request the President of the French Commercial Court to appoint an agent to convene the shareholders’ meeting: one or several shareholders holding at least 5% of our share capital, any interested party in cases of urgency, the workers council in cases of urgency or duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold a minimum number of the voting rights of our share capital. Shareholders holding a majority of the share capital or voting may also convene a shareholders’ meeting after the filing of a public offer or sale of a controlling interest in our share capital.

Shareholders’ meetings shall be chaired by the chairperson of the board of directors or, in his or her absence, by a Deputy chairperson or by a director elected for this purpose. Failing that, the meeting itself shall elect a chairperson. Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

Notice of Shareholders’ Meeting

We are subject to French law requirements in relation to notice of shareholders’ meetings and announce shareholders’ meetings at least 35 days in advance by means of a preliminary notice published in the Bulletin des annonces légales obligatoires (BALO), as well as on our website at least 21 days prior to the meeting. At least 15 days prior to the date set for a shareholders’ meeting, or ten days if it is a second call, we must publish a final notice in accordance with French law requirements. In addition to the particulars relative to us, the final notice indicates, notably, the meeting’s agenda and the draft resolutions that will be presented. The requests for recording of issues or draft resolutions on the agenda must be addressed to the company under the conditions provided for in the current legislation.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action, among other things, with respect to the dismissal of directors, even if these actions have not been included on the agenda. The board of directors must submit properly proposed resolutions to a vote of the shareholders. When a shareholder submits a blank proxy form without naming a representative, his vote is deemed to be in favor of the resolutions (or amendments) proposed or recommended by the board of directors and against all others. As of the date of the publication of the final notice of a meeting but no later than four business days before the shareholders’ meeting, any shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions during the meeting. A common answer can be given to several questions if they have the same content or bear on the same topic. The answer to a written question is deemed to have been given insofar as it is published on our website in a section devoted to questions and answers.

Agenda and Conduct of Annual Shareholders’ Meetings.

The agenda of the shareholders’ meeting shall appear in the notice to convene the meeting and is set by the author of the notice. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors which may be put to vote by any shareholder during any shareholders’ meeting. Pursuant to French law and our current share capital, one or more shareholders representing 5% of our share capital may request the inclusion of items or proposed resolutions on the agenda. Such request must be received at the latest on the 25th day preceding the date of the shareholders’ meeting, and in any event no later than the 20th day following the date of the convening notice to the shareholders’ meeting.

Attendance and Voting at Shareholders’ Meetings

Ownership of one share implies, ipso jure, adherence to our by-laws and the decision of the shareholders’ meeting.

The voting rights attached to equity or dividend shares are proportional to the percentage of the share capital they represent. Each share entitles the holder to one vote.

However, a double voting right compared to that conferred to other shares with regard to the percentage of share capital they represent is allocated to all fully paid-up shares with proof of being held in registered form by the same owner for at least two (2) years. Under French law, treasury shares or shares held by entities controlled by us are not entitled to voting rights and do not count for quorum purposes. Purchasers of ADSs or ordinary shares in this global offering, in the open market following the completion of this global offering or in subsequent offerings will be unlikely to meet the requirements to have double voting rights attach to any ordinary shares held by them.

In order to participate in any general meeting, shareholders are required to have their shares registered under the conditions and time limits provided for the applicable laws before such general meeting in their name or in the name of an intermediary registered on their behalf, either in the registered shares shareholder account or in the bearer shares shareholder account.

Proxies and Votes by Mail or Videoconference

In general, all shareholders who have properly registered and fully paid their shares or duly presented a certificate from their accredited intermediary may participate in shareholders’ meetings. Shareholders may participate in shareholders’ meetings either in person, by proxy or by mail or, if provided for by the by-laws, by videoconference or by any means of telecommunications in accordance with applicable regulations, if the board of directors provides for such possibility when convening the meeting.

Proxies are sent to any shareholder upon request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse, civil partner, to another shareholder or to any other person (individual or legal) of his/her/its choice. A shareholder that is a corporation may grant proxies to a legal representative. A shareholder who is a non-resident of France may be represented at a shareholders’ meeting by an intermediary registered under the conditions set forth by French law. Alternatively, the shareholder may send a blank proxy to us without nominating a representative.

With respect to votes by mail, we will send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting. The final date for returning votes by mail is disclosed in the notice of meeting published in accordance with French law requirements. Under our by-laws, shareholders’ meetings by means of telecommunications permitting their identification are possible if the board of directors so determines in the preliminary or final notice of the meeting. Shareholders voting by proxy, mail, authorized intermediary or, if provided for in the preliminary or final notice of the meeting by any means of telecommunications permitting them to be identified, will be considered to be present at the meeting for the computation of the quorum and the majority.

A shareholder who has voted by correspondence will no longer be able to participate directly in the meeting or to be represented. In the case of returning the proxy form and the voting by correspondence form, the proxy form is taken into account, subject to the votes cast in the voting by correspondence form.

Quorum

For an ordinary shareholders’ meeting to be quorate, one-fifth of the holders of shares entitled to voting rights must be present in person or vote by mail or by proxy or by authorized intermediary or by any means of telecommunication permitting their identification. An extraordinary shareholders’ meeting is quorate if one-fourth of the holders of shares entitled to voting rights are present or vote by mail or by proxy or by authorized intermediary or by any means of telecommunication. As an exception, an extraordinary shareholders’ meeting deciding upon a share capital increase by capitalization of reserves, profits or share premium has the same quorum requirement as an ordinary shareholders’ meeting.

If the requirements for a quorum are not satisfied, the meeting is adjourned. When an adjourned ordinary shareholders’ meeting is resumed, there is no quorum requirement. Extraordinary shareholders’ meetings require a quorum of one-fifth of the holders of shares entitled to voting rights. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. For special meetings of holders of a certain class of shares, the quorum requirement is one-third of the certain class of shares entitled to voting rights for the meeting convened on the first call. Should the special meeting be reconvened, the quorum requirement is one-fifth of the certain class of shares entitled to voting rights for the meeting.

Majority

A simple majority of shareholders may pass a resolution at either an ordinary shareholders’ meeting or an extraordinary shareholders’ meeting deciding upon a share capital increase by capitalization of reserves, profits or share premium. At any other extraordinary shareholders’ meeting, a two-thirds majority of the shareholder votes cast is required. A unanimous shareholder vote is required to increase shareholders’ liabilities. Abstention from voting by those present either in person or by means of telecommunications if provided for by the by-laws, or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote. In general, each shareholder is entitled to one vote per share at any shareholders’ meeting. Under the French Commercial Code, shares of a company held by it or by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Financial Statements and Other Communications with Shareholders

In connection with the annual ordinary shareholders’ meeting, we must provide or make available to any shareholder a set of documents including, among other things, our annual report, the annual and consolidated accounts, the statutory auditors’ reports and a draft of the meeting’s resolutions.

The chairperson of the board of directors is required to deliver a special report to the annual ordinary shareholders’ meeting regarding the composition of the board of directors, the representation of men and women in its composition, the status of the preparation and organization of the work of the board of directors, the status of the internal control procedures that we have implemented, including those in connection with the treatment of the accounting and financial statements and principles and rules that it establishes to determine management compensation and benefits. French law requires that a special report be provided annually to the ordinary shareholders’ meeting regarding stock options authorized and/or granted by the company.

Rights, Preferences and Restrictions Attaching to Ordinary Shares (Articles 7, 11, 30, 31 and 32 of the By-Laws)

Dividends

We only distribute dividends out of our “distributable profits,” plus any amounts filed in its reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required by French law or our by-laws. “Distributable profits” consist of our net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law or our by-laws.

Legal Reserve

Under French law, we are required to allocate 5% of our net income for each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the share capital. The legal reserve subject to this requirement may only be used to offset losses when other reserves cannot be used and, in particular, may not be distributed to shareholders until our liquidation. As of December 31, 2021, our legal reserve was €0.

Approval of Dividends

Shareholders may decide in an ordinary shareholders’ meeting, upon proposal of the board of directors, to allocate all or part of the distributable profits to special or general reserves, to carry them forward to the following fiscal year as retained earnings, or to allocate them to the shareholders as dividends. Dividends may be paid in cash or as shares upon the option of the shareholders if such option is granted at the annual ordinary shareholders’ meeting.

If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by its auditors, the board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement before approval of the annual financial statements. Subject to French law, the board of directors may declare interim dividends paid in cash without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by an ordinary shareholders’ meeting is required.

Distribution of Dividends and Timing of Payment

In principle, dividends are distributed to shareholders pro rata according to their respective shareholdings.

Timing of Payment

Under French law, we must pay any dividends within nine months of the end of our fiscal year, unless otherwise authorized by an order of the President of the French Commercial Court. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

In the case of interim dividends, distributions are made to shareholders on the date set by our board of directors during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an annual shareholders’ meeting or by our board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

Shareholders may be granted an option to receive dividends in cash or in shares, in accordance with legal conditions. The conditions for payment of dividends in cash shall be set at the shareholders’ meeting or, failing this, by the board of directors.

Increases in Share Capital

Our share capital may only be increased by obtaining the approval of the shareholders at an extraordinary shareholders’ meeting upon the recommendation of the board of directors. The decision to increase share capital through increases in the nominal value of existing shares requires unanimous approval at an extraordinary shareholders’ meeting. The decision to increase share capital through the capitalization of reserves, profits and/or share premiums must be submitted to an extraordinary shareholders’ meeting applying the quorum and majority requirements applicable to ordinary shareholders’ meetings. In the case of an increase in share capital in connection with the payment of a share dividend the voting and quorum procedures of an ordinary shareholders’ meetings apply. All other share capital increases require the approval of an extraordinary shareholders’ meeting. See “Description of Share Capital—Shareholders’ Meetings and Voting Rights (Articles 6, 12 and 22 of the By-Laws)” above.

Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the par value of existing shares;

•	creating a new class of equity securities; and

•	exercising the rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash;

•	in consideration for assets contributed in kind;

•	through an exchange offer;

•	by conversion of previously issued debt instruments;

•	by capitalization of profits, reserves or share premium; and

•	subject to certain conditions, by way of offset against debt incurred by us.

Subject to certain conditions, shareholders may delegate the authority (délégation de compétence) or the powers (delegation de pouvoirs) to carry out certain increases in our share capital to the board of directors following approval at an extraordinary shareholders’ meeting. The board of directors may further sub-delegate this right to the Chief Executive Officer.

Reduction in Share Capital

Under French law, any reduction in our share capital requires approval of the shareholders at an extraordinary shareholders’ meeting. The share capital may be reduced either by decreasing the nominal value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of the shares.

Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise. As a general matter, reductions of capital occur pro rata among all shareholders, except (i) in the case of a share buyback program, or a public tender offer to repurchase shares, where such a reduction occurs pro rata only among tendering shareholders and (ii) in the case where all shareholders unanimously consent to a non-pro-rata reduction. In any case, we must not own more than 10% of our outstanding share capital. The extraordinary shareholders’ meeting may authorize the buy-back program for a period not exceeding 18 months. In addition, we may not cancel more than 10% of our outstanding share capital over any 24-month period.

Preferential Subscription Rights

According to French law, existing shareholders have preferential subscription rights to these securities on a pro rata basis if we issue certain kinds of additional securities. These preferential subscription rights require us to give priority treatment to existing shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a settling of cash debts. Pursuant to legislation, which entered into force on October 1, 2016, subscription rights are transferable during a period starting two days prior the opening of the subscription period (or, if such day is not a business day, the preceding trading day) and ending two days prior the closing of the subscription period (or, if such day is not a business day, the preceding trading day).

A two-thirds majority of the shares entitled to vote at an extraordinary shareholders’ meeting may vote to waive preferential subscription rights with respect to any particular offering or a portion of that offering. French law requires that the board of directors and our statutory auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by French law. The shareholders may also decide at an extraordinary shareholders’ meeting to give existing shareholders a non-transferable priority right to subscribe to such new securities during a limited period of time. Shareholders also may notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

In the event of a share capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at a price equal to or exceeding the weighted-average market price of the shares in the three trading days preceding the setting of the price (such weighted-average-market price may be reduced by a maximum discount of 5%). However, within the limit of 10% of the share capital per year, the extraordinary shareholders’ meeting may authorize the board of directors to set the issuing price in accordance with terms established by the extraordinary shareholders’ meeting.

Form, Holding and Transfer of Shares (Articles 10 and 11 of the By-Laws)

Form of Shares

Our by-laws provide that the shares once fully paid may be held in registered or bearer form at the option of the shareholder, subject to applicable laws. Shares not fully paid must be nominal.

Holding of Shares

In accordance with French law, shareholders’ ownership rights are represented by book entries instead of share certificates. Shares issued are registered in individual accounts opened by us or any authorized intermediary, in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions.

Any owner of our shares may elect to have its shares held in registered form and registered in its name in an account currently maintained by CACEIS Corporate Trust, 12 place des Etats-Unis, CS 40083, 92549 Montrouge Cedex, France for and on our behalf or held in bearer form and recorded in its name in an account maintained by an accredited financial intermediary, such as a French broker, bank or other authorized financial institution. Any shareholder may, at its expense, change from one form of holding to the other. Both methods are operated through Euroclear. In addition, according to French law, shares held by any non-French resident may be held on the shareholder’s behalf in a collective account or in several individual accounts by an intermediary.

When our shares are held in bearer form by a beneficial owner who is not a resident of France, Euroclear may agree to issue, upon our request, a bearer depository receipt with respect to such shares for use only outside France. In this case, the name of the holder is deleted from the accredited financial intermediary’s books. Title to the shares represented by a bearer depository receipt will pass upon delivery of the relevant receipt outside France.

In accordance with applicable laws, we may request the information referred to in Article L.228-2 of the French Commercial Code at any time from the central depository responsible for holding our shares. Thus, we are at any time entitled to request the name and year of birth or, in the case of a legal entity, the name and the year of incorporation, nationality and address of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and the number of shares or other securities so held and, if applicable, the restrictions relating to such securities. Furthermore, under French law, any intermediary who acts on behalf of one or more persons who are not domiciled in France must declare that it is acting as an intermediary. We may also request the identity of the shareholders on whose behalf it is acting. Consequently, the owner of shares recorded in a collective account or in several individual accounts by an intermediary will be represented in the shareholders’ meetings by this intermediary.

Transfer of Shares

Our by-laws do not contain any restrictions relating to the transfer of shares. Shares are freely negotiable, subject to applicable legal and regulatory provisions. French and European law provide for standstill obligations and prohibition of insider trading.

Liquidation Rights

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares (up to the amount of the paid-up and non-liquidated share capital). Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings, taking into account, where applicable, the rights attached to shares of different classes. Shareholders shall only bear losses up to the amount of their contributions.

Disclosure Requirements for Holdings Exceeding Certain Thresholds

Declaration of Crossing of Ownership Thresholds (Article 11.2 of the By-laws)

We are subject to certain disclosure requirements under French law. Any individual or entity, acting alone or in concert with others, that acquires, either directly or indirectly, shares representing more than 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of our outstanding share capital or voting rights or that increases or decreases its shareholding or voting rights above or below any of those percentage thresholds, must notify us and the French Market Authority (Autorité des Marchés Financiers) (“AMF”), within four trading days of the date on which such threshold was crossed. French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10%, 15%, 20% or 25% of the outstanding shares or voting rights of a listed company.

If a shareholder fails to comply with the notification requirements under French law, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights until the end of a two-year period following the date on which the owner of such shares has complied with the notification requirements. They may also be suspended for up to five years and may be subject to criminal fines.

Our by-laws provide that any shareholder, acting alone or in concert, who comes into possession, in any manner whatsoever, either directly or indirectly, of a number of shares representing 2% of our share capital and/or voting rights must, by registered letter with acknowledgment of receipt sent to the registered office, or any other equivalent means for the shareholders or security holders residing outside of France, within five trading days of crossing such threshold, notify us of the total number of shares and voting rights he or she owns and the number of securities he or she owns that give access to the capital and voting rights attached thereto. This disclosure requirement shall apply, under the conditions above, each time a new threshold of 2% of capital and/or voting rights is met or exceeded, for whatever reason, including beyond the legal threshold of 5%. If the shares have not been reported under the above conditions, the shares exceeding the fraction that should have been reported are denied the right to vote in shareholders’ meetings, if at a shareholders’ meeting, the failure to report was recorded and if one or more shareholders holding together not less than 5% of capital or voting rights so request at that meeting. The denial of voting rights applies to any shareholders’ meeting to be held until the expiration of a period of two years from the date of regularization of the reporting.

We are required to publish the total number of voting rights and shares composing the share capital (if such numbers vary from the numbers previously published) on a monthly basis. The AMF makes this information public. We are subject to AMF regulations regarding public tender offers.

Further, and subject to certain exemptions, any shareholder crossing, alone or acting in concert, the 30% threshold shall file a mandatory public tender offer with the AMF. Also, any shareholder holding directly or indirectly a number between 30% and 50% of the capital or voting rights and who, in less than 12 consecutive months, increases his/her/its holding of capital or voting rights by at least 1% of the company’s capital or voting rights, shall file a mandatory public tender offer.

Treasury Shares and Purchases of our Own Shares

We are not permitted to hold more than 10% of our share capital in treasury shares or to have more than 10% of our share capital to be held for us by our subsidiaries. Treasury shares are not entitled to dividends, voting rights or preferential subscription rights.

Repurchase and Redemption of Shares

Under French law, we may acquire our own shares. Such acquisition may be challenged on the ground of market abuse regulations. However, EU Market Abuse Regulation 596/2014 of April 16, 2014 (“MAR”) provides for safe harbor exemptions when the acquisition is made for the following purposes only:

•

to decrease our share capital, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at an extraordinary meeting. In this case, the shares repurchased must be cancelled within one month from the expiry of the purchase offer;

•	to meet obligations arising from debt securities that are exchangeable into equity instruments;

•

to provide shares for distribution to employees or managers under a profit-sharing, free share or share option plan. In this case the shares repurchased must be distributed within 12 months from their repurchase failing which they must be cancelled; or

•

under a buy-back program to be authorized by the shareholders in accordance with the provisions of Article L. 22-10-62 of the French Commercial Code and in accordance with the general regulations of, and market practices accepted by the AMF.

All other purposes, and especially share buy-backs made for external growth operations in pursuance of Article L. 22-10-62 of the French Commercial Code, while not forbidden, must be pursued in strict compliance of market manipulation and insider dealing rules.

Under MAR and in accordance with the general regulations (réglement général) of the AMF, or the General Regulations, a corporation shall report to the competent authority of the trading value on which the shares have been admitted to trading or are traded, no later than by the end of the seventh daily market session following the date of the execution of the transaction, all the transactions relating to the buy-back program, in a detailed form and in an aggregated form.

No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than 10% of our issued share capital. Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the preferential subscription rights attached to them.

Ownership of Shares by Non-French Persons

EU and non-EU residents are required to file an administrative notice (déclaration administrative) with the French authorities in connection with certain direct or indirect investments in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings the following transactions qualify as foreign investments in us that require the filing of an administrative notice:

•

any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 1/3 of our capital or voting rights;

•	any transaction mentioned above by a corporation incorporated under French law whose capital or voting rights are held for more than 33.33% by non-French residents;

•

any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign law that holds a shareholding or voting rights in us if our capital or voting rights are held for more than 33.33% by non-French residents;

•	loans and guarantees granted by the acquirer to us in amounts evidencing control over our financing; and

•	patent licenses granted by an acquirer or management or technical assistance agreements with such acquirer that place us in a dependent position vis-à-vis such party or its group.

Non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our company’s share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity.

Marketable Securities that are Convertible, Exchangeable or Associated with a Stock Warrant

As of September 30, 2022, we had issued several types of founder’s share warrants (“BCE”) as follows:

Founder’s Share Warrants (BCE) Plans:

Category	BCE- 2014-1	BCE- 2014-2	BCE- 2014-3	BCE- 2014-4	BCE- 2014-5	BCE- 2014-6	BCE- 2014-7	BCE- 2015-9 (G)	BCE- 2015-9 (S)	BCE- 2015-9 (D)	BCE- 2015-9 (C)	BCE- 2016-1	BCE- 2017-1	BCE- 2017-2	BCE 2017-3	BCE- 2017-4	BCE- 2017-5

Expiration date	11/03/ 2024	11/03/ 2024	11/03 /2024	11/03/ 2024	11/03/ 2024	11/03/ 2024	Null and void	Null and void	Null and void	Null and void	Null and void	7/11/ 2026	23/01/ 2027	20/11/ 2027	20/11/ 2027	20/11/ 2027	20/11/ 2027
Subscription or purchase price (€)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Exercise price per share (€)	0.01	0.01	0.01	0.01	0.01	0.01	12.5	17.79	17.79	17.79	17.79	7.44	6.39	11.14	11.14	11.14	11.14
Exercise conditions	Note (1)	Note (2)		Achievement of objectives Note (3)		Achievement of objectives Note (4)	Achievement of objectives Note (5)					Note (6)	Achievement of objectives Note (7)	Achievement of objectives Note (8)	Achievement of objectives Note (9)	Achievement of objectives Note (10)	Achievement of objectives Note (11)
Number of shares subscribed	275,000	175,000	76,300	80,000	2,800	19,700	0	0	0	0	0	40,006	374	0	48,426	1	3,000
Beneficiaries (remaining number of shares that can be subscribed)
Philippe Pouletty
Hartmut Ehrlich		100,000												150,000
Others				18,400								22,495	67,000			67,373	64,374
Cumulative number of cancelled or lapsed BCEs	0	0	626	0	169	328	1,650	33,687	67,374	33,687	67,374	21,499	0	0	52,635	0	0
BCEs outstanding as of the date hereof	0	1,000	0	184	0	0	0	0	0	0	0	22,495	67,000	150,000	0	67,373	64,374
BCEs exercisable at 30/09/2022*	0	1,000	0	184	0	0	0	0	0	0	0	22,495	67,000	150,000	0	67,373	64,374

Category	BCE-2018-1	BCE-2018-2	BCE 2018-3	BCE-2018-4	BCE-2018-5
Expiration date	15/03/ 2028	21/05/ 2028	20/11/ 2028	14/05/ 2028	14/05/ 2028
Subscription or purchase price (€)	0	0	0	0	0
Exercise price per share (€)	8.96	8.96	7.33	7.33	7.33
Terms of exercise	Note (12)	Achievement of objectives Note (13)	Achievement of objectives Note (14)	Achievement of objectives Note (15)	Note (16)
Number of shares subscribed	6,930	44,916	16,843	0	5,750
Beneficiaries (number of shares that can be subscribed)
Philippe Pouletty
Hartmut Ehrlich
Others	11,980		16,844	16,843	6,000
Cumulative number of cancelled or lapsed BCEs	3,090	22,458	0	0	10,250
BCEs outstanding as of the date hereof	11,980	0	16,844	16,843	6,000
BCEs exercisable at 30/09/2022*	11,980	0	16,844	16,843	6,000

(*)	According to the exercise conditions provided in the notes below and assuming that performance objectives have been achieved.

(1)	Service condition fully fulfilled on the date hereof.
(2)	Service condition fully fulfilled on the date hereof. BCE 2014-2 has a warrant to share ratio of 1:100.
(3)

BCE 2014-4 has a warrant to share ratio of 1:100. 246 BCE-2014-4 are exercisable subject to a service condition, which is fully fulfilled on the date hereof. 369 BCE-2014-4 are exercisable exclusively in the event of the achievement of qualitative and/or quantitative objectives (non-market conditions), as set by the Board of Directors on September 8, 2014.

(4)

197 BCE-2014-6 are exercisable subject to a service condition, which is fully fulfilled on the date hereof. 328 BCE-2014-6 are exercisable exclusively in the event of the achievement of qualitative and/or quantitative objectives (non-market conditions), as set by the Board of Directors on September 8, 2014 and revised on November 20, 2017.

(5)

50% of the BCE-2014-7 granted to each beneficiary are exercisable subject to a presence condition, which is fully fulfilled on the date hereof. 50% of the BCE-2014-7 are exercisable exclusively in the event of the achievement of qualitative and/or quantitative objectives (non-market conditions), as set by the Board of Directors on September 8, 2014.

(6)	Service condition fully fulfilled on the date hereof.
(7)	• 33,687 BCE-2017-1 are exercisable subject to a service condition, which is fully fulfilled on the date hereof,

•    16,844 BCE-2017-1 are exercisable exclusively in the event of achievement of the qualitative objectives (non-market conditions) set by the Board of Directors,

•    16,843 BCE-2017-1 are exercisable exclusively in the event of achievement of the quantitative targets (market conditions) set by the Board of Directors.

(8)	• 75,000 BCE-2017-2 are exercisable subject to a service condition, which is fully fulfilled on the date hereof:

•    75,000 BCE-2017-2 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board of Directors.

(9)	• 50,531 BCE-2017-3 are exercisable subject to a service condition, which is fully fulfilled on the date hereof,

•    50,530 BCE-2017-3 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board of Directors.

(10)	• 33,687 BCE-2017-4 are exercisable subject to a service condition, which is fully fulfilled on the date hereof,

•    33,687 BCE-2017-4 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board of Directors.

(11)	• 16,843 BCE-2017-5 are exercisable subject to a service condition, which is fully fulfilled on the date hereof,

•    16,844 BCE-2017-5 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board of Directors.

(12)	Service condition fully fulfilled on the date hereof.
(13)	• 33,686 BCE-2018-2 are exercisable subject to a service condition, which is fully fulfilled on the date hereof,

•    33,686 BCE-2018-2 are exercisable exclusively in case of achievement of qualitative objectives (non-market conditions) set by the Board of Directors.

(14)	• 16,843 BCE-2018-3 are exercisable subject to a service condition, which is fully fulfilled on the date hereof,

•    16,844 BCE-2018-3 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board of Directors.

(15)	• 8,422 BCE-2018-4 are exercisable subject to a service condition, which is fully fulfilled on the date hereof,

•    8,421 BCE-2018-4 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board of Directors.

(16)	Service condition fully fulfilled on the date hereof.

General note: all of the Company’s BCE plans provide for specific cases of acceleration resulting in the exercise of said BCEs in the event of the occurrence of specific events and in particular in the event of a change of control of the Company.

As of September 30, 2022, we had issued several types of share warrants (BSA) as follows:

Share Warrants (BSA) Plans:

Category	BSA-2014- 1	BSA-2014- 2	BSA-2014- 3	BSA-2014 -4	BSA-2014- 5	BSA-2014- 6	BSA-2014- 7	BSA-2015- 9	BSA-2015 - 11- Santé Holdings SRL	BSA-2015- 12	BSA-2017- 1	BSA-2018- 1	BSA-2018- 2
Date of general meeting	11/03/2014	11/03/2014	11/03/2014	11/03/2014	11/03/2014	11/03/2014	11/03/2014	20/02/2015	20/02/2015	20/02/2015	23/06/2017	23/06/2017	23/06/2017
Date of Board of Directors meeting	21/02/2014	21/02/2014	21/02/2014	21/02/2014	21/02/2014	21/02/2014	21/02/2014	14/09/2015	04/12/2015	04/12/2015	18/09/2017	22/01/2018	14/05/2018
Date of decision of the Chief Executive Officer
Total number of shares that may be subscribed or purchased (*) :
Joy Amundson			16,400
Christian Pierret			16,400
Jean-Jacques Bertrand			16,400
Santé Holding SRL									96,924
Corinna zur Bonsen-Thomas											16,400
Carol L. Brosgart												16,400
Others	0	0	0	84,160	45,900	0	0	0		16,400			0

(*)

The number of shares to which the exercise of the BSAs and BCEs entitles the holder has been multiplied by 100 for all BSAs and BCEs issued prior to the division by 100 of the nominal value of the shares, decided by the Company’s general meeting on February 20, 2015. Consequently, BSA 2014-3, BSA 2014-4 and BSA 2014-5 have a warrant to share ratio of 1:100.

Category	BSA-2014- 1	BSA-2014- 2	BSA-2014- 3	BSA-2014-4	BSA- 2014-5	BSA- 2014-6	BSA- 2014-7	BSA- 2015-9	BSA- 2015-11- Santé Holding SRL	BSA- 2015-12	BSA- 2017-1	BSA- 2018-1	BSA- 2018-2
Starting date for exercising options	According to the achievement of criteria (see Terms of exercise)	According to the achievement of criteria (see Terms of exercise)	According to the achievement of criteria (see Terms of exercise)	According to the achievement of criteria (see Terms of exercise)	According to the achievement of criteria (see Terms of exercise)	11/03/2014	11/03/2014	14/09/2015	10/12/2015	04/12/2016	18/09/2017	22/01/2018	14/05/2018
Expiry date	11/03/2024	11/03/2024	11/03/2024	11/03/2024	11/03/2024	11/03/2024	11/03/2024	14/09/2025	04/12/2025	04/12/2025	18/09/2027	22/01/2028	14/05/2028
	or at the end of a period of 90 days following the date on which the beneficiary ceases to work for the Company							or at the end of 90 days following the expiration of the beneficiary’s mandate
Subscription or purchase price (€)	0.1	0.1	0.1	0.1	0.1	0.1	0.1	2.07	1.78	1.78	1.29	0.90	0.73
Exercise price per share (€)	0.01	0.01	0.01	0.01	0.01	0.01	0.01	20.73	17.79	17.79	11.57	8.05	6.60
Terms of exercise			Note (1)	Achievement of objectives Note (2)	Achievement of objectives Note (3)				Note (4)	Note (5)	Note (6)	Note (7)	Note (8)
Number of shares subscribed	39,400	44,800	41,600	47,340	0	5,200	8,100	0	0	0	0	16,400	0
Cumulative number of BSA or BCE cancelled or lapsed	0	229	264	0	328	0	0	122,274	0	65,600	0	16,400	32,800
BSAs at the date of this registration document universal	0	0	492	842	459	0	0	0	96,924	16,400	16,400	16,400	0
BSA potentially exercisable as of 30/09/2022*	0	0	492	842	459	0	0	0	96,924	16,400	16,400	16,400	0

(*)	According to the exercise conditions provided in the notes below and assuming that the objectives have been achieved.
(1)	Progressive vesting in time fully vested on the date hereof.
(2)

263 BSA-2014-4 are exercisable at any time as from March 11, 2014. 1,052 BSA-2014-4 are exercisable exclusively in the event of the achievement of qualitative and/or quantitative objectives (non-market conditions), as set by the Board of Directors on September 8, 2014.

(3)	Exercisable by their beneficiary according to the exercise conditions set by the Board of Directors on September 8, 2014.
(4)	Progressive vesting in time fully vested on the date hereof.
(5)	Progressive vesting in time fully vested on the date hereof.
(6)	Progressive vesting in time fully vested on the date hereof.
(7)	Progressive vesting in time fully vested on the date hereof.
(8)	Progressive vesting in time fully vested on the date hereof.

Differences in Corporate Law

The laws applicable to French sociétés anonymes (limited liability companies) differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the French Commercial Code applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights, and it is qualified in its entirety by reference to Delaware law and French law.

	FRANCE	DELAWARE
Number of Directors	Under French law, a société anonyme must have at least three and may have up to 18 directors. The number of directors is fixed by or in the manner provided in the by-laws. The number of directors of each gender may not be less than 40%. In case a board of directors comprises up to eight members, the difference between the number of directors of each gender may not exceed two. Any appointment made in violation of this limit that is not remedied within six months of this appointment will be null and void and payment of directors’ compensation will be suspended.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the by-laws (unless specified in the certificate of incorporation of the corporation).

Director Qualifications	Under French law, a corporation may prescribe qualifications for directors under its by-laws. In addition, under French law, members of a board of directors may be legal entities, and such legal entities must designate an individual to represent them and to act on their behalf at meetings of the board of directors.	Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or by-laws.
Removal of Directors	Under French law, directors may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote of the shareholders present and voting at the meeting in person or by proxy.	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.

Vacancies on the board of directors	Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least three directors remain in office, may be filled by a majority of the remaining directors pending ratification by the shareholders by the next shareholders’ meeting.	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, unless otherwise provided in the certificate of incorporation, may be filled by the board of directors or other governing body.

	FRANCE	DELAWARE

Annual Shareholders’ Meeting	Under French law, the annual shareholders’ meeting shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within six months after the close of the relevant fiscal year unless such period is extended by court order.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the by-laws.

Shareholders’ Meeting	Under French law, shareholders’ meetings may be called by the board of directors or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person.	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

Notice of Shareholders’ Meetings	A meeting notice (avis de réunion) is published in the Bulletin des annonces légales obligatoires (“BALO”), at least 35 days prior to a meeting and made available on the website of the company at least 21 days prior to the meeting. Additionally, a convening notice (avis de convocation) is published at least 15 days prior to the date of the meeting, in a legal announcement bulletin of the registered office department and in the BALO. Further, the holders of registered shares (actions nominatives) for at least a month at the time of the convening notice shall be summoned individually, by regular letter (or by registered letter if they request it and include an advance of expenses) sent to their last known address. This notice may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any shareholder requesting it beforehand by registered letter with acknowledgment of receipt in accordance with legal and regulatory requirements, specifying his e-mail address.	Under Delaware law, unless otherwise provided in the certificate of incorporation or by-laws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote, the record date for voting if it is different from the record date determining notice and, in the case of a special meeting, purpose or purposes of the meeting.

The meeting notice must also indicate the conditions under which the shareholders may vote by correspondence, the places and conditions in which they can obtain voting forms, and as the case may be, the e-mail address to which they may send written questions.

	FRANCE	DELAWARE

Proxy	Each shareholder has the right to attend the meetings and participate in the discussions (i) personally, (ii) by granting proxy to any individual or legal entity of his choosing, (iii) by sending a proxy to the company without indication of the mandate (in which case such proxy shall be cast in favor of the resolutions supported by the board of directors), (iv) by voting by correspondence or (v) by videoconference or another means of telecommunication allowing identification in accordance with applicable laws. The proxy is only valid for a single meeting or for successive meetings convened with the same agenda. It can also be granted for two meetings, one ordinary the other extraordinary, held on the same day or within a period of 15 days.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Shareholder Action by Written Consent	Under French law, shareholders’ action by written consent is not permitted in a société anonyme.	Under Delaware law, a corporation’s certificate of incorporation (i) may permit stockholders to act by written consent if such action is signed by all stockholders, (ii) may permit stockholders to act by written consent signed by stockholders having the minimum number of votes that would be necessary to take such action at a meeting or (iii) may prohibit actions by written consent.

Preferential Subscription Rights	Under French law, in case of issuance of additional shares or other securities for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.
the shareholders present at the extraordinary meeting deciding or authorizing the capital increase, voting in person or represented by proxy or voting by mail. In case such rights are not waived by the extraordinary general meeting, each shareholder may individually either exercise, assign or not exercise its preferential subscription rights.

	FRANCE	DELAWARE

Sources of Dividends

Under French law, dividends may only be paid by a French société anonyme out of “distributable profits,” plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by-law. “Distributable profits” consist of the unconsolidated net profits of the relevant corporation for each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, minus the amounts to be set aside to the statutory reserve (at least 5% of the profit until the reserve has reached 10% of the amount of the share capital) and to the reserve set forth in the company’s by-laws (if any).

“Distributable premium” refers to the contribution paid by the shareholders in addition to the par value of their shares for their subscription that the shareholders decide to make available for distribution.

Except in the case of a share capital reduction, no distribution can be made to the shareholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the by-laws.

Under Delaware law, dividends may be paid by a Delaware corporation either out of (i) surplus, as defined in and computed in accordance with Delaware law, or (ii) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished by depreciation in the value of its property, or by losses or otherwise, to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

Repurchase of Shares

Under French law, a corporation may acquire its own shares. Such acquisition may be challenged on the ground of market abuse regulations. However, MAR provides for safe harbor exemptions when the acquisition is made for the following purposes only:

•  to decrease its share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction; or to meet obligations arising from debt securities, that are exchangeable into equity instruments.

Under Delaware law, a corporation may generally redeem or repurchase shares of its stock unless the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.

No such repurchase of shares may result in the company holding, directly or through a person acting on its behalf, more than 10% of its issued share capital.

	FRANCE	DELAWARE

•  with a view to distributing within one year of their repurchase the relevant shares to employees or managers under a profit-sharing, free share or share option plan; or

•  under a buy-back program to be authorized by the shareholders in accordance with the provisions of Article L. 22-10-62 of the French Commercial Code and in accordance with the general regulations of the AMF.

All other purposes, and especially share buy-backs for external growth operations by virtue of Article L. 22-10-62 of the French Commercial Code, while not forbidden, must be pursued in strict compliance of market manipulations and insider dealing rules.

No such repurchase of shares may result in the company holding, directly or through a person acting on its behalf, more than 10% of its issued share capital.

Under MAR and in accordance with the General Regulations, a corporation shall report to the competent authority of the trading venue on which the shares have been admitted to trading or are traded, no later than by the end of the seventh daily market session following the date of the execution of the transaction, all the transactions relating to the buy-back program, in a detailed form and in an aggregated form.

Liability of Directors and Officers	Under French law, the by-laws may not include any provisions limiting the liability of directors.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•  any breach of the director’s duty of loyalty to the corporation or its stockholders;

•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•  any transaction from which the director derives an improper personal benefit.

	FRANCE	DELAWARE
Voting Rights	French law provides that, unless otherwise provided in the by-laws, each shareholder is entitled to one vote for each share of capital stock held by such shareholder. Further, pursuant to the introduction of Law No. 2014-384 dated March 29, 2014 (Loi Florange), shares registered for more than two years in the name of the same shareholder are automatically be granted double voting rights from 2016, unless the by-laws expressly reject this measure.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Shareholder Vote on Certain Transactions

Generally, under French law, completion of a merger, dissolution or sale or exchange of all or substantially all of a corporation’s assets (apport partiel d’actifs) requires:

•  the approval of the board of directors; and

•  approval by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting or, in the case of a merger with a non-EU company, approval of all shareholders of the corporation.

Generally, under Delaware law, unless the certificate of incorporation pro vides for the vote of a larger portion of shares, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•  the approval of the board of directors; and

•  approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Dissent or Dissenters Appraisal Rights	French law does not provide for any such right but provides that a merger is subject to shareholders’ approval by a two-thirds majority vote, as stated above.	Under Delaware law, a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder’s shares equal to the fair value of those shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or a dissenting stockholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for shares. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

•  shares of stock of the surviving corporation;

	FRANCE	DELAWARE

•  shares of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

•  cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

•  any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

Standard of Conduct for Directors	French law does not contain specific provisions setting forth the standard of conduct of a director. However, directors have a duty to act without self-interest, on a well-informed basis, and not to take any decision against a corporation’s corporate interest (intérêt social).	Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Shareholder Suits

French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.

The plaintiff must remain a shareholder through the duration of the legal action.

There is no other case where shareholders may initiate a derivative action to enforce a right of a corporation.

A shareholder may alternatively or cumulatively bring individual legal action against the directors, provided he has suffered distinct damages from those suffered by the corporation. In this case, any damages awarded by the court are paid to the relevant shareholder.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•  state the reasons for not making the effort.

•  Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

	FRANCE	DELAWARE
Amendment of Certificate of Incorporation

Unlike companies incorporated under Delaware law, the organizational documents, which comprise both a certificate of incorporation and by-laws, companies incorporated under French law only have by-laws (statuts) as organizational documents.

As indicated in the paragraph below, only the extraordinary shareholders’ meeting is authorized under French law to adopt or amend the by-laws.

Under Delaware law, generally a corporation may amend its certificate of incorporation if:

•  its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability; and

•  the amendment is adopted by the affirmative votes of a majority (or greater percentage as may be specified by the corporation) of the outstanding shares entitled to vote on the amendment and a majority (or greater percentage as may be specified by the corporation) of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.

Amendment of by-laws	Under French law, only the extraordinary shareholders’ meeting is authorized to adopt or amend the by-laws (two-thirds majority). The extraordinary shareholders’ meeting may authorize the board of directors to amend the by-laws to comply with legal provisions, subject to the ratification of such amendments by the next extraordinary shareholders’ meeting. The board of directors is authorized to amend the by-laws as a result of a decision to relocate the company’s registered office in France, subject to ratification by the next ordinary shareholders’ meeting.	Under Delaware law, the stockholders entitled to vote have the power to adopt, amend or repeal by-laws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Listing

We intend to apply to list our ADSs on the Nasdaq Global Market under the symbol “ABVX.” Our ordinary shares are currently listed on Euronext Paris under the symbol “ABVX.”

LIMITATIONS AFFECTING SHAREHOLDERS OF A FRENCH COMPANY

Ownership of ADSs by Non-French Residents

Neither the French Commercial Code nor our by-laws currently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine of up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity.

Further, any investment:

(i) by (a) any non-French citizen, (b) any French citizen not residing in France, (c) any non-French entity or (d) any French entity controlled by one of the aforementioned persons or entities;

(ii) that will result in the relevant investor (a) acquiring control of an entity registered in France, (b) acquiring all or part of a business line of an entity registered in France, or (c) for non-EU or non-EEA investors crossing, directly or indirectly, alone or in concert, a 25% threshold of voting rights in an entity registered in France; and

(iii) developing activities in certain strategic industries related to (a) activity likely to prejudice national defense interests, participating in the exercise of official authority or are likely to prejudice public policy and public security (including weapons, double-use items, IT systems, cryptology, date capturing devices, gambling, toxic agents or storage of data), (b) activities relating to essential infrastructure, goods or services (including energy, water, transportation, space, telecom, public health, farm products or media), and (c) research and development activity related to critical technologies (including cybersecurity, artificial intelligence, robotics, additive manufacturing, semiconductors, quantum technologies, energy storage or biotechnology) or dual-use items, is subject to the prior authorization of the French Ministry of Economy, which authorization may be conditioned on certain undertakings.

In the context of the ongoing COVID-19 pandemic, the Decree (décret) No. 2020 892 dated July 22, 2020, as amended on December 28, 2020 by the Decree No. 2020-1729 and (ii) on December 22, 2021 by the Decree No. 2021-1758, has temporarily lowered to 10% the threshold of the voting rights for the non-European investments made (i) in an entity with its registered office in France and (ii) whose shares are admitted to trading on a regulated market, in addition to the 25% above-mentioned threshold. A fast-track procedure shall apply for any non-European investor exceeding this 10% threshold who will have to notify the Minister of Economy who will then have 10 days to decide whether or not the transaction should be subject to further examination.

In the absence of such authorization, the relevant investment shall be deemed null and void. The relevant investor may be found criminally liable and may be sanctioned with a fine not to exceed the greater of the following amounts: (i) twice the amount of the relevant investment, (ii) 10% of the annual turnover before tax of the target company or (iii) €5 million (for a company) or €1 million (for a natural person).

Foreign Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank N.A., Milan Branch, via dei Mercanti, 12, 20121 Milan, Italy.

We will appoint Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-     when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one ordinary share that is on deposit with the depositary bank and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary bank may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of France, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary bank’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of France.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

We fail to deliver satisfactory documents to the depositary bank; or

It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in France would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to subscribe for additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary bank all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

We do not deliver satisfactory documents to the depositary bank; or

The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

Upon completion of the offering, the ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in the prospectus. After the completion of the offering, the ordinary shares that are being offered for sale pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in the prospectus.

After the closing of the offer, the depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and French legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

You are duly authorized to deposit the ordinary shares.

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

provide any transfer stamps required by the State of New York or the United States; and

pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by U.S. and French law considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

Obligations to pay fees, taxes and similar charges.

Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the section of this prospectus entitled “Description of Share Capital”.

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary bank may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary share ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)	Up to U.S. 5¢ per ADS issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary share ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).	Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

taxes (including applicable interest and penalties) and other governmental charges;

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

certain cable, telex and facsimile transmission and delivery expenses;

the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;

the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary bank may make available to owners of ADSs a means to withdraw the ordinary shares represented by ADSs and to direct the depositary of such ordinary shares into an unsponsored American depositary share program established by the depositary bank. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

In connection with any termination of the deposit agreement, the depositary bank may, with our consent, and shall, at our instruction, distribute to owners of ADSs the deposited property in a mandatory exchange for, and upon a mandatory cancellation of, the ADSs. The ability to receive the deposited property upon termination of the deposit agreement would be subject, in each case, to receipt by the depositary bank of (i) confirmation of satisfaction of certain U.S. regulatory requirements and (ii) payment of applicable depositary fees. The depositary bank will give notice to owners of ADSs at least 30 calendar days before termination of the deposit agreement. Owners of ADSs would be required to surrender ADSs to the depositary bank for cancellation in exchange for the deposited property.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

•	The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our by-laws, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our by-laws or in any provisions of or governing the securities on deposit.

•

We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.

•

Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the ordinary shares, and such limitations would most likely not apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the ordinary shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

Distribute the foreign currency to holders for whom the distribution is lawful and practical.

Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of France.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs involving the Company or the Depositary may only be instituted in a state or federal court in the city of New York.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY BANK.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

ORDINARY SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to the global offering, no public market existed in the United States for our ordinary shares or the ADSs. Future sales of ADSs in the public market after the global offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time. As described below, a significant number of currently outstanding ordinary shares will not be available for sale shortly after the global offering due to contractual restrictions on transfers of ordinary shares. Accordingly, sales of substantial amounts of the ADSs or the ordinary shares, or the perception that these sales could occur, could adversely affect prevailing market prices for the ADSs and could impair our future ability to raise equity capital.

Based on the number of ordinary shares outstanding on September 30, 2022, upon completion of the global offering,                      ordinary shares (including ordinary shares represented by ADSs) will be outstanding, assuming no outstanding options or warrants are exercised. All of the ADSs sold in the global offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 under the Securities Act.

Additionally, of the options and warrants to purchase                     ordinary shares outstanding as of September 30, 2022 and assuming no outstanding options or warrants are exercised and no exercise of the underwriters’ option to purchase                    additional ADSs and/or ordinary shares, options and warrants exercisable for                    ordinary shares will be vested and eligible for sale 90 days after the date of this prospectus subject to French law, as described above.

Under the lock-up and market stand-off agreements described below and the provisions of Rules 144 and 701 under the Securities Act and French law, and assuming no exercise of the underwriters’ option to purchase                    additional ADSs and/or ordinary shares, these restricted securities will be available for sale in the public market as follows:

•	Approximately ordinary shares (including ordinary shares represented by ADSs) will be eligible for immediate sale on the date of this prospectus; and

•

                    ordinary shares (including ordinary shares represented by ADSs) will be eligible for sale upon the expiration of the lock-up and market stand-off agreements 90 days after the date of this prospectus, provided that shares held by our affiliates will remain subject to volume, manner of sale and other resale limitations set forth in Rule 144 of the Securities Act, as described below and subject to French law, both as described above.

French Law

Under French law, and notably under the General Regulation issued by the French Financial Market Authority (Réglement Général de l’AMF), as well as under EU Market Abuse Regulation 596/2014 of April 16, 2014 (MAR), any person that holds inside information shall, until such information is made public, refrain from (i) carrying out any transactions relating to securities issued by the company, (ii) recommending that another person engage in insider dealing or inducing another person to engage in insider dealing, and (iii) unlawfully disclosing inside information outside of the normal exercise of an employment, a profession or duties. The use of inside information by cancelling or amending an order concerning a financial instrument to which the information relates where the order was placed before the person concerned possessed the inside information, shall also be considered to be insider dealing. These rules apply to all persons who hold inside information as a result of (1) their status as board member, executive officer, manager, employee of the company, third parties acting on behalf of the company and having access to privileged information as party of their professional relations with the company during the preparation or the completion of a particular transaction, such as investor services providers, lawyers or public relations agencies, (2) their holding of securities in the share capital of the company, and/or (3) their access to information because of their employment, profession or duties or their participation in the preparation of a financial transaction.

Under MAR and the General Regulation of the French Financial Market Authority, it is also prohibited for a person to engage or attempt to engage in market manipulation.

Prohibited transactions include all transactions related to securities (stocks, securities convertible, options and warrants), and in particular, (i) transfer of securities, (ii) exercise of options, warrants (including founder’s share warrants (BSPCE) or share warrants (BSA)), exercise of any securities giving access to the capital, (iii) transfer of free shares (AGA) and (iv) acquisition of securities.

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted shares for at least six months but who are its affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of our ordinary shares then outstanding, which will equal approximately                 ordinary shares immediately after the global offering, assuming no exercise of the underwriter’s option to purchase                additional ADSs and/or ordinary shares; or

•	the average weekly trading volume of the ADSs on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale,

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares subject also to French law, as described above.

However, all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will not become eligible for sale until the expiration of the restrictions set forth in those agreements. In addition, any Rule 701 shares held by employees who are French tax residents and who were granted share options prior to                 , may be subject to an additional holding period under the terms of the applicable share option plan.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, restricted securities may be sold in offshore transactions in compliance with Regulation S.

Registration Rights

None of our security holders possess registration rights.

Lock-Up Agreements

We, our officers, directors and certain of our existing shareholders have agreed, among other things and subject to certain exceptions, with the underwriters not to nor publicly disclose the intention to, during the period ending 90 days after the date of this prospectus, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, enter into any hedging, swap or any other agreement or otherwise transfer or dispose of any ordinary shares, ADSs or any securities convertible into, exercisable or exchangeable for our ordinary shares or ADSs, except with the prior written consent of the representatives of the underwriters. See “Underwriting”.

We do not currently expect any release of ordinary shares or ADSs subject to lock-up agreements prior to the expiration of the applicable lock-up periods. Upon the expiration of the applicable lock-up periods, substantially all of the ordinary shares (which may be in the form of ADSs) subject to such lock-up restrictions will become eligible for sale, subject to the limitations described above.

SVB Securities LLC, in its sole discretion, may release the securities subject to the lock-up agreements described above in whole or in part at any time.

MATERIAL UNITED STATES FEDERAL INCOME AND FRENCH TAX CONSIDERATIONS

The summary set forth below describes certain French and U.S. federal income tax consequences relating to the purchase, ownership and disposition of the ADSs to U.S. Holders (as defined below) as of the date hereof. This summary does not represent a detailed description of the tax consequences applicable to a U.S. Holder that is subject to special treatment under the U.S. federal tax laws, including, without limitation:

•	certain financial institutions;

•	traders in securities who use a mark-to-market method of tax accounting;

•	dealers in securities or currencies;

•	persons holding ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs;

•	regulated investment companies;

•	insurance companies;

•	real estate investment trusts, grantor trusts or other trusts;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	expatriates of the United States;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);

•	persons that received ADSs as compensation for the performance of services;

•	persons that own or are deemed to own ten percent or more of our shares (by vote or value); and

•	persons holding ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

This summary is for general information only. Prospective Investors considering the purchase, ownership or disposition of the ADSs are advised to consult their own tax advisers concerning the French and U.S. federal income tax consequences in light of their particular facts and circumstances, as well as any consequences arising under the laws of any other taxing jurisdiction.

French Income Tax Considerations

The following describes the material French income tax consequences to U.S. Holders (as defined below) of purchasing, owning and disposing of our ADSs and, unless otherwise noted, this discussion is the opinion of Dechert, our French tax counsel, insofar as it relates to matters of French tax law and legal conclusions with respect to those matters.

This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of our ADSs to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.

In 2011, France introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules, among other things, provide for the inclusion of trust assets in the settlor’s net assets for purpose of applying the former French wealth tax (replaced by the French real estate wealth tax as from January 1, 2018), for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the former French wealth tax (replaced by the French real estate wealth tax as from January 1, 2018) and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to ADSs held in trusts. If ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of ADSs.

The description of the French income tax and real estate wealth tax consequences set forth below is based on the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 which came into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009), or the Treaty and the tax guidelines issued by the French tax authorities in force as of the date of this prospectus.

For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes: (1) an individual who is a U.S. citizen or resident, (2) a corporation or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including the District of Colombia, (3) otherwise subject to U.S. federal income taxation or (4) a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as partnership for U.S. federal income tax purposes) holds ADSs, the tax treatment of the partnership and a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partnership or a partner in a partnership that holds ADSs, such holder is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

This discussion applies only to investors that hold our ADSs as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty, and whose ownership of the ADSs is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

U.S. Holders are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the “Limitations on Benefits” provision.

Estate and Gift Taxes and Transfer Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless (i) the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or (ii) the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Financial Transactions Tax

Pursuant to Article 235 ter ZD of the French Tax Code (Code général des impôts) (the “FTC”), purchases of certain securities issued by a French company, including ordinary shares (which may be in the form of ADSs), which are listed on a regulated market of the EU or an exchange market formally acknowledged by the AMF (in each case within the meaning of the French Monetary and Financial Code (the “FMFC”)) are subject in France to a 0.2% tax on financial transactions (the “TFT”), provided inter alia that the issuer’s market capitalization exceeds €1 billion as of December 1 of the year preceding the taxation year.

Nasdaq, on which ADSs will be listed, is not currently acknowledged by the French AMF, but it may change in the future.

Moreover, a list of French relevant companies whose market capitalization exceeds €1 billion as of December 1 of the year preceding the taxation year is published annually by the French State. The last version of such list was dated December 29, 2021 (BOI-ANNX-000467). It did not include Abivax SA as its market capitalization did not exceed €1.0 billion.

Following the global offering, purchases of our ADSs may thus be subject to the TFT if (1) Abivax SA’s market capitalization exceeds €1.0 billion, and (2) the Nasdaq Global Market is acknowledged by the AMF.

Registration Duties

In the case where the TFT is not applicable, (1) transfers of shares issued by a French company which are listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (“acte”) executed either in France or outside France, whereas (2) transfers of shares issued by a French company which are not listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written statement.

As ordinary shares of Abivax SA are listed on Euronext, which is a regulated market within the meaning of the FMFC, their transfer should be subject to uncapped registration duties at the rate of 0.1% only if such transfer is evidenced by a written agreement. Although the official guidelines published by the French tax authorities are silent on this point (BOI-ENR-DMTOM-40-10-10-12/09/2012), ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

Real Estate Wealth Tax

Since January 1, 2018, the French wealth tax (impôt de solidarité sur la fortune) has been repealed and replaced by the French real estate wealth tax (impôt sur la fortune immobilière).

The scope of such new tax is narrowed to real estate assets (and certain assets deemed to be real estate assets) or rights, held directly or indirectly through one or more legal entities and whose net taxable assets amount at least to €1,300,000.

Broadly, subject to provisions of double tax treaties and to certain exceptions, individuals who are not residents of France for tax purposes within the meaning of Article 4 B of the FTC, are subject to real estate wealth tax (impôt sur la fortune immobilière) in France in respect of the portion of the value of their shares of our company representing real estate assets (Article 965, 2° of the FTC). Some exceptions are provided by the FTC. For instance, any participations representing less than 10% of the share capital of an operating company and shares representing real estate for the professional use of the company considered shall not fall within the scope of the French real estate wealth tax (impôt sur la fortune immobilière). Under the Treaty (the provisions of which should be applicable to this new real estate wealth tax (impôt sur la fortune immobilière) in France), the French real estate wealth tax (impôt sur la fortune immobilière) will however generally not apply to securities held by an eligible U.S. Holder who is a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. Holder (i) does not own directly or indirectly more than 25% of the issuer’s financial rights and (ii) that the ADSs do not form part of the business property of a permanent establishment or fixed base in France.

U.S. Holders are advised to consult their own tax advisor regarding the specific tax consequences which may apply to their particular situation with respect to such French real estate wealth tax (impôt sur la fortune immobilière).

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of currently (i) 25% for dividends paid to legal persons which are not French tax residents, and (ii) 12.8% for dividends paid to individuals who are not French tax residents. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 12.8%, 25% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of the ordinary shares (which may be in the form of ADSs) is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the Treaty, are complicated, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

Dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that:

•

such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with French guidelines (BOI-INT-DG-20-20-20-20-12/09/2012); or

•

the depositary or other financial institution managing the securities account in the U.S. of such U.S. Holder provides the French paying agent with a document listing certain information about the U.S. Holder and its ordinary shares or ADSs and a certificate (BOI-LETTRE-000138-20140728) whereby the financial institution managing the U.S. Holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.

Otherwise, dividends paid to a U.S. Holder, if such U.S. Holder is a legal person, will be subject to French withholding tax at the rate of 25%, or 75% if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Since the withholding tax rate applicable under French domestic law to U.S. Holders who are individuals does not exceed the cap provided in the Treaty (i.e., 15%), the 12.8% rate shall apply, without any reduction provided under the Treaty.

Besides, please note that pursuant to Article 235 quater of the FTC (introduced by the French finance bill No. 2019-1479 for 2020) and under certain conditions, a corporate U.S. Holder which is in a tax loss position for the fiscal year during which the dividend is received may be entitled to a deferral regime, and obtain a withholding tax refund. The tax deferral ends in respect of the first financial year during which this U.S. Holder is in a profit making position, as well as in the cases set out in Article 235 quater of the FTC. Finance Bill for 2022 extended the deadline to claim the refund (December 31 of the second year following the year of payment instead of three months after the end of the fiscal year following the payment of the income) and clarify the order in which the deferred taxes become due (the forfeiture of the deferral applies in priority to the oldest withholding taxes). Also, pursuant to newly introduced Article 235 quinquies of the FTC and under certain conditions, a corporate U.S. Holder may be entitled to a refund of a fraction of the withholding tax, up to the difference between the withholding tax paid (on a gross basis) and the withholding tax based on the dividend net of the expenses incurred for the acquisition and conservation directly related to the income, provided (i) that these expenses would have been tax deductible had the U.S. Holder been established in France, and (ii) that the tax rules in the United States do not allow the U.S. Holder to offset the withholding tax.

Tax on Sale or Other Disposition

In general, under the Treaty, a U.S. Holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption (other than redemption proceeds characterized as dividends under French domestic tax law or administrative guidelines), sale or exchange of ADSs unless the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France.

Special rules apply to U.S. Holders who are residents of more than one country.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that is an initial purchaser of the ADSs pursuant to the global offering and that will hold such ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including U.S. federal estate, gift, Medicare net investment, and alternative minimum tax considerations, the special tax accounting rules under Section 451(b) of the Code considerations, any state, local, or non-U.S. tax considerations, and tax considerations applicable to U.S. Holders subject to special rules, including, without limitation:

•	certain financial institutions;

•	traders in securities who use a mark-to-market method of tax accounting;

•	dealers in securities or currencies;

•	persons holding ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs;

•	regulated investment companies;

•	insurance companies;

•	real estate investment trusts, grantor trusts or other trusts;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	expatriates of the United States;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);

•	persons that received ADSs as compensation for the performance of services;

•	persons that own or are deemed to own ten percent or more of our shares (by vote or value); and

•	persons holding ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the ADSs, the U.S. federal income tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding the ADSs and partners in such partnerships are encouraged to consult their own tax advisers as to the particular U.S. federal income tax consequences of acquiring, owning, and disposing of the ADSs.

This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. No rulings have been sought from the U.S. Internal Revenue Service (the “IRS”), regarding the matters discussed herein and there can be no assurances that the IRS will not take a position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs or that such a position would not be sustained. U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of the ADSs in their particular circumstances.

As used for purposes of this section “—Material U.S. Federal Income Tax Considerations for U.S. Holders”, “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of the ADSs that is an initial purchaser of the ADSs pursuant to the global offering and is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate whose income is eligible for inclusion in gross income for U.S. federal income tax purposes, regardless of its source; or

•

a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as such term is defined under the Code) have authority to control all substantial decisions of the trust, or (B) the trust has a valid election in place under applicable U.S. Treasury regulations to treat the trust as a United States person (as such term is defined under the Code).

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying ordinary shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ADSs for ordinary shares will generally not be subject to U.S. federal income tax.

U.S. Holders are encouraged to consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of the ADSs in their particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules described below, distributions paid on the ADSs, other than certain pro rata distributions of the ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and so we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid by a “qualified foreign corporation” are eligible for taxation at a preferential capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion below under “Passive Foreign Investment Company rules”), we will not be treated as a qualified foreign corporation, and therefore the preferential capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the preferential tax rate on dividends with regard to its particular circumstances.

A non-U.S. corporation (other than a corporation classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation if: (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States, which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision, and which includes an exchange of information provision; or (ii) with respect to any dividend it pays on shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of France for the purposes of, and are eligible for the benefits of, the income tax treaty between France and the United States, which the IRS has determined is satisfactory for purposes of the qualified dividend rules, and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our ADSs will generally be considered to be readily tradable on an established securities marked in the United States if they are listed on Nasdaq, which we anticipate the ADSs will be. Therefore, subject to the discussion below under “Passive Foreign Investment Company rules,” if the income tax treaty between France and the United States is applicable, or if the ADSs are readily tradable on an established securities market in the United States, dividends paid on ADSs will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including conditions relating to the holding period and the absence of certain risk reduction transactions.

A U.S. Holder must include the gross amount of a dividend without reduction for amounts withheld by us in respect of French income taxes (see “Material United States Federal Income and French Tax Considerations—Certain French Considerations”), even though the U.S. Holder did not in fact receive the amount associated with the withheld French tax. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, French income taxes withheld from dividends on the ADSs at a rate not exceeding the rate provided by the income tax treaty between France and the United States will be creditable against the U.S. Holder’s U.S. federal income tax liability. Dividend distributions with respect to the ADSs generally will be treated as ‘‘passive category’’ income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any

French income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of the ADSs

A U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of the ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. Holder’s tax basis for those ADSs. Subject to the PFIC rules described below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in an ADS generally will be equal to the cost of such ADS. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. Holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. Holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ADSs that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such an election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

Passive Foreign Investment Company rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “lookthrough” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” (“income test”) or (ii) 50% or more of the average quarterly value of our assets (generally determined on the basis of a weighted quarterly average) consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, and gains from the sale or exchange of investment property and rents or royalties other than rents or royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Passive assets include, among others, cash and assets readily convertible into cash, while our goodwill and other unbooked intangibles associated with active business activities may generally be booked as active assets. In addition, for purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation or partnership, and received directly its proportionate share of the income of the other corporation or partnership. Equity interests of less than 25% by value in any other corporation or partnership are treated as passive assets, regardless of the nature of the other corporation or partnership’s business. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Based on our financial statements and relevant market and shareholder data, we may be treated as a PFIC in 2022 and future taxable years. Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value or our goodwill, which may be determined by reference to the value of our ADSs, which could fluctuate considerably). We currently do not generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of active income to offset our passive financing income. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, even if we ceased to meetthe threshold requirements for PFIC status.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs, the U.S. Holder may be subject to adverse tax consequences, regardless of whether we remain a PFIC. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of the ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such ADSs. The amounts allocated to the taxable year of disposition and to years before we became a PFIC (“pre-PFIC Years”) would be taxed as ordinary income. The amount allocated to each pre-PFIC Year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs exceeds 125% of the average of the annual distributions on such ADSs received by the U.S. Holder during the (i) preceding three years or (ii) the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner described immediately above with respect to gain on disposition.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment described in the preceding paragraph. The ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange, including Nasdaq, on at least 15 days during each calendar quarter. The ADSs are listed on Nasdaq, and we expect, although no assurance can be given, that they will be regularly traded on Nasdaq. U.S. Holders should consult with their own tax advisors regarding potential availability of the mark-to-market election.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

A timely election to treat a PFIC as a qualified electing fund under Section 1295 of the Code (“QEF Election”) would result in alternative treatment. If a U.S. Holder makes a QEF Election for the first tax year of such U.S. Holder’s holding period in which we are classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described above. Instead, a U.S. Holder that makes a timely and effective QEF Election will be taxed currently on such U.S. Holder’s (a) pro rata share of our ordinary earnings as ordinary income and (b) pro rata share of our net capital gain as long-term capital gain, regardless of whether we have made any distributions of such earnings or gain. The U.S. Holder’s basis in its ADSs would be increased to reflect the amount of such taxed but undistributed income. Generally, for this purpose, “ordinary earnings” are the excess of our (a) “earnings and profits” over (b) net capital gain, and “net capital gain” is the excess of our (a) net long-term capital gain over (b) net short-term capital loss.

A U.S. Holder that has made such a timely and effective QEF Election generally may receive a distribution tax-free to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. holder’s tax basis in our ADSs to reflect the amount allowed as a tax free distribution because of such QEF Election. A U.S. Holder that makes a QEF Election would generally recognize capital gain or loss on the sale, exchange or other taxable disposition of its ADSs.

We may, upon request, provide to any U.S. Holder information necessary to permit such U.S. holder to make a QEF Election for a taxable year that we are (or believe we may be) a PFIC. However, if the IRS determines that we were a PFIC for a year with respect to which we had determined that we were not (or believed we were not) a PFIC, it might be too late for a U.S. Holder to make a timely QEF Election, unless the U.S. Holder qualifies under the applicable Treasury Regulations to make a retroactive (late) election. U.S. Holders should consult their own tax advisors regarding the making of any such QEF Election.

In addition, if we are a PFIC or, with respect to particular U.S. Holders, are treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ADSs during any year in which we are a PFIC, the holder generally must file an IRS Form 8621, or such other form as is required by the U.S. Treasury Department, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether we are or may become a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). In addition, certain U.S. Holders may be required to file a FinCEN Form 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Treasury Department each year to report their interest in the ADSs. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of the ADSs. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

SVB Securities LLC and                    are acting as representatives of each of the underwriters named below and as joint bookrunning managers for this offering. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ADSs (including underlying ordinary shares) and/or ordinary shares, as the case may be, set forth opposite its name below.

Underwriter	Number of ADSs	Number of Ordinary Shares
SVB Securities LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs and/or ordinary shares sold under the underwriting agreement if any of the ADSs and/or ordinary shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Any purchases of ADSs by the underwriters pursuant to the underwriting agreement are carried out by the underwriters agreeing, severally and not jointly, to subscribe for ordinary shares and deposit such ordinary shares with the Depositary, receiving in return the ADSs.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ordinary shares and ADSs representing ordinary shares that they subscribe for pursuant to the underwriting agreement, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ordinary shares and ADSs and the ordinary shares underlying the ADSs, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Sales of our ordinary shares made outside of the United States may be made by the underwriters or by their affiliates subject to French and European selling restrictions.

Commissions

The representatives have advised us that the underwriters propose initially to offer the ordinary shares and ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and any ordinary shares or ADSs sold to dealers at that price not in excess of $        per ADS and €         per ordinary share. After the initial offering of the ADSs and the ordinary shares, the public offering price, concession or any other term of this offering may be changed by the representatives.

The following table shows the per share and total public offering price, underwriting commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ordinary shares and/or ADSs.

	Per ADS		Per Ordinary Share		Total
	Without Option To Purchase Additional ADSs	With Option To Purchase Additional ADSs	Without Option To Purchase Additional Ordinary Shares	With Option To Purchase Additional Ordinary Shares	Without Option To Purchase Additional ADSs and/or Ordinary Shares	With Option To Purchase Additional ADSs and/or Ordinary Shares
Initial public offering price	$	$	€	€	$	$
Underwriting commissions	$	$	€	€	$	$
Proceeds to us, before expenses	$	$	€	€	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting commissions referred to above, will be approximately $             million. We also have agreed to reimburse the underwriters for up to $             for their Financial Industry Regulatory Authority (“FINRA”) counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Option to Purchase Additional Ordinary Shares and ADSs

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to additional ordinary shares and/or ADSs at the initial public offering price, less underwriting commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares and/or ADSs proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our officers, directors and certain of our existing shareholders have agreed not to, among other things, sell or transfer any of our ordinary shares or securities convertible into or exchangeable or exercisable for our ordinary shares, which includes ADSs, for 90 days after the date of this prospectus (the “Lock-Up Period”) without first obtaining the written consent of SVB Securities LLC on behalf of the underwriters. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any of our ordinary shares;

•	sell any option or contract to purchase any of our ordinary shares;

•	purchase any option or contract to sell any of our ordinary shares;

•	grant any option, right or warrant for the sale of any of our ordinary shares;

•	otherwise dispose of or transfer any of our ordinary shares;

•	request or demand that we file a registration statement related to any of our ordinary shares;

•

enter into any hedging, swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any of our ordinary shares, whether any such swap, agreement or transaction is to be settled by delivery of ordinary shares or other securities, in cash or otherwise; or

•	publicly disclose the intention to do any of the foregoing.

The lock-up provisions apply to our ordinary shares and to securities convertible into or exchangeable or exercisable for our ordinary shares, which includes ADSs, as well as new or existing ordinary shares to be received upon exercise of the conversion/exchange right under any securities convertible into or exchangeable or exercisable for ordinary shares, and any ordinary shares received upon grant or vesting pursuant to a free share plan. They also apply to our ordinary shares owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition.

The restrictions described above do not apply to our officers, directors and certain of our existing shareholders with respect to:

(i)	transfers or distributions as a bona fide gift or gifts;

(ii)

transfers or distributions to any trust for the direct or indirect benefit of such shareholder or the immediate family of such shareholder (for this purpose, “immediate family” shall mean any relationship by blood, domestic partnership, marriage or adoption, not more remote than first cousin);

(iii)

distributions or other transfers by a partnership to its partners or former partners or by a limited liability company to its members or retired members or by a corporation to its shareholders or former shareholders or to any wholly-owned subsidiary of such corporation;

(iv)	transfers or distributions to affiliates or to any investment fund or other entity controlled or managed by such shareholder;

(v)	transfers or distributions pursuant to a qualified domestic relations order or in connection with a divorce settlement;

(vi)	transfers or distributions by will or intestate succession or intestate distribution upon the death of such shareholder;

(vii)	the surrender of ordinary shares to the depositary or the depositary’s custodian, for the purpose of receiving an equivalent number of ADSs in lieu of such ordinary shares;

(viii)	transfers or distributions to us in satisfaction of any tax withholding obligation; or

(ix)

transfers or sales of up to 500,000 ordinary shares or any securities convertible into or exchangeable or exercisable for ordinary shares, which includes the ADSs, as well as new or existing ordinary shares to be received upon exercise of the conversion/exchange right under any securities convertible into or exchangeable or exercisable for ordinary shares (in the aggregate for all of the Company’s directors, officers and affiliates) used for the primary purpose of satisfying any withholding tax or other governmental withholding or payment obligation, through cashless surrender or otherwise, in all such cases, pursuant to equity awards granted under a stock incentive plan or other equity award plan, as described elsewhere in this prospectus.

provided that, (A) with respect to (i) - (viii) above, that: (a) the representatives of the underwriters receives a signed lock-up agreement for the balance of the Lock-Up Period from each donee, trustee, distributee, or transferee, as the case may be; (b) any such transfer shall not involve a disposition for value; and (c) such shareholder does not otherwise voluntarily effect any public filing or report regarding such transfers or such public filing is not required by applicable laws (in particular under Article L. 621-18-2 of the French Monetary and Financial Code (Code monétaire et financier) and Article 223-23 of the General Regulation of the French Markets Authority (Autorité des Marchés Financiers)); and (B) with respect to (ix) above, that: (a) such shareholder does not voluntarily effect any public filing or report regarding such transfers; (b) no public announcement or filing shall be required under Section 16 of the Exchange Act; and (c) if any public announcement, filing or disclosure reporting a reduction in beneficial ownership is required by any applicable laws, other than those required by the Exchange Act, such shareholder shall include a statement in such report to the effect that the disposition relates to the satisfaction of withholding tax or other governmental withholding or payment obligation.

Exchange Listing

We intend to apply to list our ADSs on the Nasdaq Global Market, subject to notice of issuance, under the symbol “ABVX.” Our ordinary shares are listed on Euronext Paris under the symbol “ABVX.”

Determination of Offering Price

Before this offering, while our ordinary shares are traded on Euronext Paris, there has been no public market for the ADSs or for our ordinary shares in the United States. Consequently, the offering price for our ADSs in U.S. dollars and the corresponding offering price for our ordinary share in euros was determined through negotiations between us and the representatives of the underwriters, and by reference to the prevailing market prices of our ordinary shares on Euronext Paris after taking into account market conditions and other factors, but is not lower than 85% of the volume-weighted-average price of our ordinary shares on Euronext Paris for the 15 trading days preceding the day on which the offering price was determined.

An active trading market for the ADSs may not develop. It is also possible that after this offering, the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Stamp Taxes

If you purchase ordinary shares and/or ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ordinary shares and ADSs is completed, Securities and Exchange Commission (“SEC”) rules may limit underwriters and selling group members from bidding for and purchasing ordinary shares and ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell ordinary shares and ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ordinary shares and ADSs than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares and ADSs described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares and ADSs or purchasing ordinary shares and/or ADSs in the open market. In determining the source of ordinary shares and/or ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares and/or ADSs available for purchase in the open market as compared to the price at which they may purchase ordinary shares and/or ADSs through the option to purchase additional ordinary shares and ADSs granted to them under the underwriting agreement described above. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ordinary shares and/or ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares and/or ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares and/or ADSs made by the underwriters in the open market prior to the closing of this offering. Such stabilization transactions will need to comply with European Union laws and notably Regulation No. 596/2014 on market abuse, as amended (the “Market Abuse Regulations”).

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commission received by it because the representatives have repurchased ordinary shares and/or ADSs and/or ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the ordinary shares and/or ADSs or preventing or retarding a decline in the market price of the ordinary shares and/or ADSs. As a result, the price of the ordinary shares and/or ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, Euronext Paris, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares and/or ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The address of SVB Securities LLC is 1301 Avenue of the Americas, 12th Floor, New York NY 10019.

Selling Restrictions

General

Under the authority granted by our shareholders to conduct the global offering, the securities that we are offering may only be purchased initially by (i) French or foreign individuals, legal entities, including companies, trusts or investment funds or other investment vehicles of any kind, investing, as a main activity, or having invested more than €1 million during the 24 months preceding the considered capital increase (a) in the pharmaceutical sector; and/or (b) in a growth stock listed on a regulated market or a multilateral negotiation system (type Euronext Growth) considered as “community small and medium-sized companies” in the meaning of annex I to the Regulation (CE) No. 651/2014 of the European Commission of June 17, 2014; and/or (ii) one or more strategic partners of the Company, located in France or abroad, who has (have) entered into or will enter into one or more partnership agreements (development, co-development, distribution, manufacturing agreements, etc.) or commercial agreements with the Company (or a subsidiary) and/or companies they control, that control them or are controlled by the same person(s), directly or indirectly, within the meaning of Article L. 233-3 of the French Commercial Code.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the securities may be offered to the public in that Relevant State at any time:

A.	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

B.

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

C.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the securities shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) No. 2017/1129, as amended.

MiFID II Product Governance

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of ordinary shares has led to the conclusion that: (i) the target market for the ordinary shares is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the ordinary shares to eligible counterparties, professional clients and retail clients are appropriate. Any person subsequently offering, selling or recommending the ordinary shares, or a distributor, should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the ordinary shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail clients, it has been decided that the ordinary shares will only be offered to persons who meet the criteria of eligible counterparties and professional clients.

UK MiFIR Product Governance

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the securities has led to the conclusion that: (i) the target market for the securities is retail clients, as defined in point (8) of article 2 of Regulation (EU) No. 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”), and eligible counterparties, as defined in the Financial Conduct Authority (“FCA”) Handbook Conduct of Business Sourcebook (“COBS”) and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the securities are appropriate. Any person subsequently offering, selling or recommending the securities (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the securities (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail clients, it has been decided that the securities will only be offered to persons who meet the criteria of eligible counterparties and professional clients.

Notice to Prospective Investors in the United Kingdom

No securities have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:

A.	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

B.

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

C.

in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FMSA”), provided that no such offer of securities shall require us or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129, as it forms part of domestic law by virtue of the EUWA.

Notice to Prospective Investors in France

The securities have not been and will not be offered or sold to the public in the Republic of France, and no offering of this prospectus or any marketing materials relating to securities may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in the Republic of France (except for public offerings defined in Article L.411-2 1° of the French Code monétaire et financier).

The securities may only be offered or sold in France pursuant to article L. 411-2 1° of the French Code monétaire et financier to qualified investors (investisseurs qualifiés) (as such term is defined in Article 2(e) of the Prospectus Regulation) acting for their own account, and in accordance with articles L. 411-1, L. 411-2 and D. 411-2 to D.411-4, D.744-1 and D. 754-1 and D. 764-1 of the French Code monétaire et financier.

Prospective investors are informed that:

•

neither this prospectus nor any other offering materials relating to the securities described in this prospectus has been submitted for clearance to the French financial markets authority (Autorité des marchés financiers);

•

neither this prospectus, nor any offering material relating to the securities has been or will be released, issued, distributed or caused to be released, issued or distributed to the public in France or used in connection with any offer for subscription or sale of the securities to the public in France within the meaning of article L. 411-1 of the French Code monétaire et financier (other than public offerings defined in Article L.411-2 1° of the French Code monétaire et financier);

•

individuals or entities referred to in article L. 411-2 1° of the French Code monétaire et financier may participate in the offering, as provided under articles D.411-4, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; and

•

the direct and indirect distribution or sale to the public of the securities acquired by them may only be made in compliance with articles L. 411-1, L. 411-2 1°, L. 412-1 and L. 621-8 to L. 621-8-2 of the French Code monétaire et financier.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold, and will not be offered or sold, in Hong Kong by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the securities under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

EXPENSES RELATING TO THE GLOBAL OFFERING

The following table sets forth the costs and expenses, other than underwriting commissions, payable in connection with the sale of ordinary shares (which may be in the form of ADSs) in the global offering. All amounts are estimated except the SEC registration fee, the Nasdaq filing fee and the FINRA filing fee. Except as otherwise noted, all the expenses below will be paid by us.

EXPENSES	AMOUNT
SEC registration fee	$
FINRA filing fee
Nasdaq listing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous fees and expenses

Total	$

*	To be completed by amendment.

LEGAL MATTERS

The validity of our ordinary shares (which may be in the form of ADSs) and certain other matters of French law will be passed upon for us by Dechert (Paris) LLP, including matters of French income tax law. Certain matters of U.S. federal and New York state law will be passed upon for us by Dechert LLP, London, England. Cooley LLP, New York, New York, with respect to U.S. federal law, and Gide Loyrette Nouel A.A.R.P.I., with respect to French law, are acting as counsel for the underwriters in connection with the global offering.

EXPERTS

The financial statements as of December 31, 2020, December 31, 2021 and January 1, 2020 and for each of the two years in the period ended December 31, 2021 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Audit are located at 63, rue de Villiers, 92200 Neuilly-sur-Seine, France.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. A related registration statement on Form F-6 will be filed with the Securities and Exchange Commission to register the ADSs. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of the U.S. offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains a website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

We maintain a corporate website at www.abivax.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited in this prospectus is not part of this prospectus.

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Financial Position as of December 31, 2021 and June 30, 2022	F-63
Unaudited Interim Condensed Consolidated Statements of Income (Loss) for the Periods Ended June 30, 2021 and 2022	F-64
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss) for the Periods Ended June 30, 2021 and 2022	F-65
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Periods Ended June 30, 2021 and 2022	F-66
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Periods Ended June 30, 2021 and 2022	F-67
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-68

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Abivax SA (the “Company”) as of December 31, 2021, December 31, 2020, and January 1, 2020, and the related statements of income (loss) and comprehensive income (loss), of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and January 1, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 2. Basis of preparation to the financial statements, the Company will need to continue to rely on additional capital from investors or lenders to meet its forecasted operating cash flow requirements.

/s/ PricewaterhouseCoopers Audit

/s/ Cédric Mazille

Neuilly-sur-Seine, France

December 16, 2022

We have served as the Company’s auditor since 2013.

ABIVAX SA STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of euros)

	Notes	As of January 1, 2020	As of December 31, 2020	As of December 31, 2021
ASSETS
Non-current assets
Goodwill	6	32,005	32,005	32,005
Intangible assets	7	85	97	93
Property, plant and equipment	8	770	493	305
Other financial assets	9	1,031	1,207	1,342

Total non-current assets		33,892	33,803	33,745

Current assets
Other receivables and assets	10	6,864	6,608	14,784
Cash and cash equivalents	11	9,771	29,302	60,701

Total current assets		16,635	35,910	75,485

TOTAL ASSETS		50,528	69,713	109,230

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital		122	143	168
Premiums related to share capital		104,686	42,073	107,578
Reserves		(95,873)	(2,851)	(39,361)
Net loss for the year		—	(37,633)	(42,452)

Total shareholders’ equity	13	8,935	1,733	25,934

Non-current liabilities
Retirement benefit obligations	16	511	745	693
Provisions		—	—	98
Borrowings	15	11,376	25,476	16,458
Convertible loan notes	15.1 & 15.3	3,669	—	18,191
Derivative instruments	15.1 & 15.3	3,130	5,196	9,932
Other financial liabilities	15.5	6,636	11,128	5,659
Deferred tax liabilities	22	—	—	—

Total non-current liabilities		25,321	42,545	51,032

Current liabilities
Borrowings	15	3,597	5,780	9,608
Convertible loan notes	15.3	—	—	625
Other financial liabilities	15.5	45	65	1,112
Trade payables and other current liabilities	17.1	10,550	17,418	18,558
Tax and employee-related payables	17.2	1,843	1,974	2,200
Deferred income		236	198	162

Other liabilities			—	—

Total current liabilities		16,271	25,435	32,265

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		50,528	69,713	109,230

The accompanying notes form an integral part of these financial statements.

ABIVAX SA STATEMENTS OF INCOME (LOSS)

(Amounts in thousands of euros, except per share amounts)

	Notes	Year ended December 31, 2020	Year ended December 31, 2021
Other operating income	18	6,745	11,961

Total operating income		6,745	11,961

Research and development	19.1	(34,675)	(47,781)
General and administrative	19.2	(5,235)	(5,580)

Total operating expenses		(39,910)	(53,361)

Operating loss		(33,166)	(41,400)

Financial expenses		(4,475)	(3,561)
Financial income		8	2,509

Financial loss	21	(4,467)	(1,052)

Net loss before tax		(37,633)	(42,452)

Income tax	22

Net loss for the year		(37,633)	(42,452)

Loss per share (€/share)
Weighted average number of outstanding shares used for computing basic/diluted loss per share		12,542,423	15,455,991

Basic / diluted loss per share (€/share)	23	(3.00)	(2.75)

The accompanying notes form an integral part of these financial statements.

ABIVAX SA STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)

	Notes	Year ended December 31, 2020	Year ended December 31, 2021
Net loss for the year		(37,633)	(42,452)

Items that will not be reclassified to profit or loss		(99)	169
Actuarial gains and losses on retirement benefit obligations	16	(99)	169
Items that will be reclassified to profit or loss		—	—

Other comprehensive income (loss)		(99)	169

Other comprehensive income (loss)		(37,732)	(42,283)

The accompanying notes form an integral part of these financial statements.

ABIVAX SA STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of euros, except share data)

(In thousands of euros, except number of shares)	NUMBER OF SHARES ISSUED	SHARE CAPITAL	PREMIUMS RELATED TO SHARE CAPITAL	RESERVES	NET LOSS FOR THE YEAR	TOTAL SHAREHOLDER’S EQUITY
As of January 1, 2020	12,201,959	122	104,686	(95,873)	—	8,935

Net loss for the year	—	—	—	—	(37,633)	(37,633)
Other comprehensive income (loss)	—	—	—	(99)	—	(99)

Total comprehensive loss for the year	—	—	—	(99)	(37,633)	(37,732)

Capital increase from issuance of ordinary shares	1,620,370	16	27,984	—	—	28,000
Transaction costs related to capital increase	—	—	(1,651)	—	—	(1,651)
Exercises of share warrants	33,633		92	—	—	92
Conversion of the convertible bonds	464,309	5	3,995	(272)	—	3,728
Shares based compensation expense	—	—	—	155	—	155
Transaction on treasury shares	—	—	—	206	—	206
Reclassification of the share capital premium	—	—	(93,033)	93,033	—	—

As of December 31, 2020	14,320,271	143	42,073	(2,851)	(37,633)	1,733

Net loss for the year	—	—	—	—	(42,452)	(42,452)
Other comprehensive income (loss)	—	—	—	169	—	169

Total comprehensive loss for the year	—	—	—	169	(42,452)	(42,283)

Appropriation of 2020 net loss	—	—	—	(37,633)	37,633	—
Capital increase from issuance of ordinary shares	1,964,031	20	59,982	—	—	60,001
Transaction costs related to capital increase	—	—	(4,090)	—	—	(4,090)
Exercises of share warrants under the Equity line agreement	312,000	3	8,094	—	—	8,097
Exercises of share warrants	167,749	2	1,520	—	—	1,522
Shares based compensation expense	—	—	—	828	—	828
Transaction on treasury shares	—	—	—	126	—	126

As of December 31, 2021	16,764,051	168	107,578	(39,361)	(42,452)	25,934

The accompanying notes form an integral part of these financial statements

ABIVAX SA STATEMENTS OF CASH FLOWS

(Amounts in thousands of euros)

(In thousands of euros)	Notes	Year ended December 31, 2020	Year ended December 31, 2021
Cash flows used in operating activities
Net loss for the year		(37,633)	(42,452)
Ajustments for:
Elimination of amortization of intangibles and depreciation of property, plant and equipment		309	302
Elimination of retirement benefit obligations	16	134	117
Elimination of share-based compensation expenses	14	155	828
Interest expenses and other	21	2,253	3,561
Effect of unwinding the discount related to conditional advances		(2,493)	1,939
Decrease/(increase) in derivatives fair value	15.9	2,067	(2,427)
Redemption of Covid 19 conditional advances	17	—	(6,348)
Others		—	98

Cash flows used in operating activities before change in working capital requirements		(35,210)	(44,381)

Decrease / (increase) in other receivables and related accounts		240	(1,977)
Increase / (decrease) in trade payables		6,865	1,141
Increase / (decrease) in tax and social security liabilities		148	209
Increase / (decrease) in deferred income and other liabilities		(32)	(41)

Changes in working capital requirements		7,220	(667)

Cash flows used in operating activities		(27,989)	(45,048)

Cash flows used in investing activities
Acquisitions of intangible assets		(13)	—
Acquisitions of property, plant and equipment		(30)	(47)
Advance made to the Nice CHU	10	—	(4,000)
Prepayments for the acquisition of Prosynergia, incl. acquisition related costs (1)	4.16 & 10	—	(2,176)
Deposits	9	(470)	(9)

Cash flows used in investing activities		(513)	(6,232)

Cash flows provided by (used in) financing activities
Capital increases	13	28,092	69,683
Transaction costs related to capital increase		(1,651)	(4,153)
Net proceeds from KREOS (2) 2 bond loan	15.2 & 15.7	14,950	—
Repayments of KREOS (2) 1&2 bond loans	15.1, 15.2 & 15.7	(3,361)	(5,537)
Net proceeds from OCEANE issuance	15.3 & 15.7	—	24,913
Net proceeds from PGE	15.4 & 15.7	5,000	—
Net proceeds from sale of treasury shares		500	—
Proceeds from conditional advances	15.5 & 15.7	6,348	—
Repayments of conditional advances	15.5 & 15.7	(53)	(70)
Payments of the lease liabilities	15.6 & 15.7	(236)	(249)
Interest paid		(1,555)	(1,908)

Cash flows provided by (used in) financing activities		48,033	82,679

Increase (decrease) in cash and cash equivalents		19,531	31,399

Cash and cash equivalents at the beginning of the year		9,771	29,302
Cash and cash equivalents at the end of the year		29,302	60,701

Increase (decrease) in cash and cash equivalents		19,531	31,399

(1)	Prosynergia SARL (or “Prosynergia”)
(2)	Kreos Capital V UK Ltd (or “Kreos”)

The accompanying notes form an integral part of these financial statements.

ABIVAX SA NOTES TO THE FINANCIAL STATEMENTS

Note 1. The Company

Note 1.1. Information on the Company and its business

ABIVAX SA (the “Company”) is a Société anonyme incorporated under the laws of France on December 4, 2013. Its registered office is located at 7-11 Boulevard Haussmann—75009 Paris, France. The Company is developing innovative therapeutic approaches (drugs and immunotherapies) to modulate the body’s natural immune system to treat patients with chronic inflammatory diseases, viral infections, and cancer.

The Company has incurred losses since its inception and had shareholders’ equity of €25,934 thousand as of December 31, 2021. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its drug candidates which are currently under development. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its drug candidates.

The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its research and development activities; (ii) regulatory approval and market acceptance of its proposed future products; (iii) the timely and successful completion of additional financing and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is, and expects to continue to be, in the short to mid-term, financed through the issuance of new equity or debt instruments.

The Company is focusing its efforts on the following points:

•	Continuation of the clinical development program for ABX464, with priority given to treating chronic inflammatory bowel disease (IBD) and rheumatoid arthritis

•	Continuation of other therapeutic indications of ABX464 based on the relevance of the scientific data and search for potential ABX464 derivative molecules

•	Continuation of clinical development program for ABX196 in the treatment of hepatocellular cancer, in combination with the checkpoint inhibitor nivolumab (see Note 3.3. Subsequent events)

•	The search for new molecules to treat major viral infections (“Modulation of RNA Biogenesis” platform).

Note 1.2. Date of authorization of issuance

The financial statements and related notes (the “financial statements”) have been prepared under the responsibility of management of the Company and were approved and authorized for issuance by the Company’s board of directors on December 6, 2022.

Note 2. Basis of preparation

Except for share data and per share amounts, the financial statements are presented in thousands of euros. Amounts are rounded up or down the nearest whole number for the calculation of certain financial data and other information contained in these accounts. Accordingly, the total amounts presented in certain tables may not be the exact sum of the preceding figures.

Statement of compliance

The financial statements of the Company as of and for the years ended December 31, 2020 and 2021 and the opening balance sheet as of January 1, 2020 have been prepared in accordance with both International Financial

Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and IFRS as adopted by the European Union (“EU”) regulation n°1606/2002 of July 19, 2002. The term “IFRS” refers collectively to International Accounting Standards (“IAS”) and IFRS as well as the interpretations issued by the Standing Interpretations Committee (“SIC”) and the International Financial Reporting Interpretations Committee (“IFRIC”), whose application is mandatory for the year ended December 31, 2021.

Preparation of the financial statements

The financial statements of the Company were prepared on a historical cost basis, with the exception of certain asset and liability categories and in accordance with the provisions set out in IFRS such as employee benefits measured using the projected unit credit method, borrowings measured at amortized cost and derivative financial instruments measured at fair value. To prepare its opening statement of financial position as of January 1, 2020, the Company followed the principles of first application of the IFRS defined by IFRS 1. In general, IFRS effective as of December 31, 2021 have been applied retrospectively as if the Company had always applied these standards. However, IFRS 1 provides for limited exemptions and exceptions to retrospective application of IFRS on the first time IFRSs are applied. The Company used certain IFRS 1 exemptions. See Note 4.16 for more details of the first -time application of the IFRS.

Going concern

The going concern assumption has been applied to these financial statements despite the losses that the Company has accumulated since inception.

The Company is primarily engaged in the development of drug candidates and has incurred negative cash flow from operations since inception. The Company does not expect to generate revenue in the near future. Despite this being a common business model for Biotech companies, recurring losses may cast significant doubt or raise substantial doubt about the company’s ability to continue as a going concern.

As a result of the level of available cash and cash equivalent of €60.7 million as of December 31, 2021, the repayment of the receivable of €3.4 million held with respect to the University Hospital of Nice in August 2022, the 2021 Research Tax Credit refund of €4.2 million in October 2022, the gross capital increase of €46.2 million in September 2022 and the issuance of royalty certificates for €2.9 million, the Company expects it will be able to fund its forecasted operating cash flow requirements until the end of the first quarter of 2023. Beyond that date, the Company’s ability to fund operations will depend upon its ability to raise additional capital from existing and/or new specialized investors and/or debt from lenders.

Since the inception of the Company, management has successfully completed several rounds of funding and believes the Company will be able to continue as a going concern beyond the next twelve months from the issuance of these financial statements.

Based on its deep knowledge of specialized investors community in Europe and in the United States of America (“U.S.”), the Company has materialized three successive funding rounds since November 2020, allowing the Company to collect €162.1 million. The Company continues to make progress on its lead candidate obefazimod, which has started enrollment of patients in a ulcerative colitis (“UC”) Phase 3 clinical program in October 2022. The Company expects it will be able to extend its financing horizon beyond the end of 2023 through additional dilutive and non-dilutive financing for a total amount that could exceed €70 million and could include a combination of capital increase, venture loans, convertible bonds.

Following the successful Extraordinary General Meeting in November 2022, the Board of Directors has approved the issuance of up to 20 million additional new shares. Actions have been initiated to prepare and secure such financing.

Based on the above and the actions the Company has taken, management has concluded that substantial doubt about its ability to continue as a going concern has been alleviated.

COVID-19 outbreak

The management of the Company has been actively monitoring the COVID-19 situation and its impact globally. To date, the financial results of the Company have not been adversely impacted by the COVID-19 pandemic. However, the management cannot, at this time, predict the extent to which our business could be adversely affected by the COVID-19 pandemic in regions where the Company, or third parties on which the Company relies, have or may establish, concentrations of clinical trial sites or other business operations. The extent of the impact of the COVID-19 pandemic on the business, operations and clinical development timelines and plans remains uncertain, and depends on certain developments, including the extent of the impact of the COVID-19 pandemic on the business or operations of manufacturers, contract research organizations (or “CROs”) or other third parties with whom the Company conducts business. The future financial impacts could vary from those foreseen. The management will continue to actively monitor the rapidly evolving situation related to COVID-19 pandemic and may take further actions that alter the operations of the Company, including those that may be required by governmental authorities, or that the management determine are in the best interests of our employees and other third parties with which the Company do business.

To date, the Company has been able to continue its key business activities and advance our clinical programs. However, in the future, it is possible that it will become more difficult to enroll participants in the clinical trials, which could delay the clinical development timelines. In particular, any significant delay, including any delays as a result of the COVID-19 pandemic, in the supply of a drug candidate or raw material components for an ongoing clinical trial due to the need to replace a third-party contract manufacturing organization (or “CMO”), or the potential closure of clinical trial investigation sites in case of a COVID-19 outbreak, could considerably delay the completion of the clinical trials led by the Company.

Situation in Ukraine / Russia

Beginning on February 24, 2022, Russia significantly intensified its military operations in Ukraine. In response, the European Union (or the “E.U.”), the U.S. and certain other countries have imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations, and the E.U., the U.S. and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions should the conflict continue or worsen.

To date, the Company has not experienced any impact on its business, operations and clinical development timelines and plans. The Company has, however:

•	Early terminated the Phase 2b maintenance study of obefazimod in moderate to severe UC in Ukraine, with no material impact for the Company.

•	Decided not to include Ukraine, Russia, and Belarus in its global Phase 3 program for obefazimod in UC.

The Company cannot predict the specific extent, duration, or impact that the conflict in Ukraine and the related sanctions and export controls will have on its financial condition and operations. The Company is closely monitoring developments and will take appropriate measures as necessary.

New, revised or amended Standards and Interpretations

The Company uses the same accounting policies in its opening IFRS statement of financial position and throughout all periods presented in its IFRS financial statements. Those accounting policies comply with IFRS effective as of December 31, 2021.

New standards, amendments and interpretations issued by IASB but not yet mandatory for financial years starting from January 1, 2021:

•

Amendments to IAS 1 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current, whose application is for annual reporting periods beginning on or after January 1, 2023;

•	Amendments to IFRS 3 Business Combinations—Reference to the Conceptual Framework, whose application is for annual reporting periods beginning on or after January 1, 2022;

•	Amendments to IAS 16 – Property, Plant and Equipment—Proceeds before Intended Use, whose application is for annual reporting periods beginning on or after January 1, 2022;

•

Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets—Onerous Contracts – Cost of Fulfilling a Contract, whose application is for annual reporting periods beginning on or after January 1, 2022;

•

Annual Improvements to IFRS Standards 2018-2020 – Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture, whose application is for annual reporting periods beginning on or after January 1, 2022.

The Company did not elect for early application of the new standards, amendments and interpretations, which were issued but not mandatory as of January 1, 2021. The Company assessed the impacts resulting from the application of these recently issued accounting pronouncements and concluded that impacts are not material.

Note 3. Significant events for the years ended December 31, 2020 and 2021 and subsequent events

Note 3.1. For the year ended December 31, 2020

BPI France non-dilutive funding for ABX464-COVID-19 program for €36 million—May 2020

BPI France is financing the ABX464-COVID-19 project with non-dilutive funding of €36 million (€20.1 million grant and €15.9 million conditional advance in the event of project success), of which €19.8 million is allocated to the Company (€15.9 million in conditional advances and €3.9 million in grants) and €16.2 million to CHU Nice (100% grants at a rate of 100% of estimated expenses). The purpose of this funding is to finance the Phase 2b/3 trial of ABX464 in patients with COVID-19 and to finance increased production and additional costs related to the ABX464 clinical program and development. For the year ended December 31, 2020, the Company received €1.6 million in grant and €6.3 million in conditional advance. See Note 15.5, “Conditional Advances”.

Subscription of a state guaranteed loan (or “PGE”)—June 2020

The Company obtained a non-dilutive financing from Société Générale of €5 million in the form of a PGE. The €5 million loan is structured with an initial maturity of 12 months at 0.25% and a five-year extension option. See Note 15.4, “State guaranteed loan – “PGE” ”.

Issuance of straight bonds to Kreos Capital V UK Ltd (or “Kreos”) for a gross proceed of €15 million—October 2020

On October 13, 2020, the Company obtained a non-dilutive bond loan of €15 million from Kreos corresponding to two tranches of €10 million and €5 million, with an option for an additional tranche of €5 million. This non-dilutive loan allows the Company to conduct its priority clinical programs in chronic inflammatory diseases such as the preparation of Phase 3 in UC and the initiation of a pivotal Phase 2b/3 study in Crohn’s disease. See Note 15.2, “Structured debt financing with Kreos subscribed in October 2020 – “Kreos 2”.

Issuance of share capital for a gross proceed of €28 million—October 2020

On October 29, 2020, the Company completed a capital increase of €28 million by issuing 1,620,370 new ordinary shares with a par value of €0.01 per share, representing 11.70% of its capital after the increase, at a subscription price of €17.28 per share. Gross proceeds from the Capital Increase amount to €27,999,993.60. It is used to fund ongoing studies of ABX464 as well as future phase preparations and for general corporate purposes. See Note 13.3, “Change in share capital”.

Conversion of Kreos convertible bonds – October 2020

In October 2020, as Kreos asked for the conversion of all the convertible bonds they held (2,000,000 for tranche A and 2,000,000 for tranche B), 464,309 shares were issued. See Note 13.3, “Change in share capital”

and Note 15.1, Structured debt financing with Kreos subscribed in July 2018 – “Kreos 1”.

Note 3.2. For the year ended December 31, 2021

Share capital issuance and unsecured senior convertible bonds exchangeable for new or existing shares (or “OCEANE”) issuance—July 2021

The Company received a gross proceed of €85 million on July 30, 2021 through (i) the issuance of 1,964,031 ordinary shares with a subscription price of €30.55 per share, and (ii) the issuance of €25,000 thousand in OCEANE, maturing on July 30, 2026. The proceeds of the transaction mainly serve to finance the progress of ABX464 clinical trials in chronic inflammatory. Note 15.3, “OCEANE”.

COVID-19 BPI subsidies – March 2021

On March 5, 2021, the Company announced the interruption of the phase 2b/3 miR-AGE Covid-19 clinical trial due to lack of efficacy. As the Company terminated its financing agreement with BPI France in March 2021, BPI France made an additional payment of €3.3 million in October 2021 to reimburse additional expenses incurred by the Company and agreed to waive the conditional advance of €6.3 million. See Note 15.5, “Conditional Advances”.

Note 3.3. Subsequent events

The statements of financial position and the statements of income (loss) of the Company are adjusted to reflect the subsequent events that alter the amounts related to the situations that existed as of the closing date. The adjustments are made until the date the financial statements are approved and authorized for issuance by the Company’s board of directors. The Company evaluated subsequent events that occurred after December 31, 2021 through the date of approval and authorization of issuance of the Company’s financial statements. The Company has identified the subsequent events described below.

Acquisition of Prosynergia SARL – April 2022

On April 1, 2022, the Company acquired 100% of the share capital of Prosynergia SARL (or “Prosynergia”), a Luxembourg biotech company, in order to strengthen its portfolio. The terms of the share purchase acquisition (or the “Prosynergia SPA”) entered on November 15, 2021 included an early payment of €325 thousand made on November 25, 2021 (see Note 10), an additional payment of €2,925 thousand made on April 1, 2022, and possible earn-out payments for a maximum additional amount of €4,000 thousand based on the potential evolution of the Company’s market capitalization, a listing of the Company’s shares on Nasdaq or a M&A transaction incurred before March 31, 2023. In addition, the Company granted a loan of €1,400 thousand to Prosynergia on December 1, 2021, which will be settled at least on December 31, 2025 or at an earlier date in the event of a breach in the Prosynergia SPA (see Note 10, “Other receivables and assets”).

Considering that Prosynergia only owned patent rights but did not enter into any employee contract, research agreement, collaboration agreement or out-licensed agreement, it does not meet the definition of a business under IFRS 3. Consequently, the acquisition cost of this group of assets will then be allocated between the identifiable assets and liabilities acquired, pro rata to their respective fair values as of April 1, 2022, without recognition of goodwill. In this context, the €1,400 thousand loan granted to Prosynergia in December 2021 will be included in the acquisition cost to be allocated, as it is considered a prepayment for the acquisition of the group of assets. Such prepayment is repayable in cash only in the event the transaction is not completed.

Impairment of goodwill

In the first half of 2022, management took into account dramatic and rapid significant external changes in the hepatocellular carcinoma (HC) treatment landscape. These changes are expected to require a new, lengthy, heavy and risky internal development process (use of a combination of compounds). For this purpose, entering into a licensing partnership to fund the completion of the clinical development of ABX196 is an option being considered.

As a result of this change in circumstances, an impairment test of the ABX196 Cash Generating Unit was performed and resulted in an impairment loss of €10,986 thousand of Wittycell’s goodwill, which net carrying amount decreased from €13,586 thousand as of December 31, 2021 to €2,600 thousand as of June 30, 2022.

Forfeiture of AGA plans

AGAs granted in September 2021 were subject to vesting conditions including the completion of a M&A transaction on or prior to July 31, 2022. In the financial statements for the period ended June 30, 2022, the Company recognized a reversal of related compensation expense of €1,026 thousand and accrual for social taxes of €205 thousand as the performance vesting conditions were not satisfied.

Repayment of the advance made to Nice CHU – August 2022

The €4,000 thousand advance made to Nice CHU was reimbursed in August 2022 for an amount of €3,419 thousand. The remaining amount of €.581 thousand was settled by way of compensation with a payable due to the Nice CHU related to third-party service expenses that had been invoiced to the Nice CHU as part of the miR-AGE project (see Note 10, “Other receivables and assets”).

Abivax announces a change in governance – August 2022

On August 16, 2022, Abivax announced a transition in the chairmanship of its Board of Directors. Philippe Pouletty, Abivax’s founder and Chairman of the Board of Directors since the Company was created in 2013, informed the Board of Directors of his decision to resign as Chairman with immediate effect. However, after many years of successfully leading the Board of Directors, Mr Pouletty will continue to support the Company’s development as a member of the Board of Directors.

Pending the appointment of a new, permanent independent Chair, Ms Corinna zur Bonsen-Thomas, an independent member of the Board of Directors of Abivax, will carry out the role of interim Chair.

Abivax completed €49.2 million cross-over financing with top-tier US and European investors – September 2022

On September 2, 2022, Abivax announced oversubscribed financing of around €49.2 million, led by TCGX with the participation of Venrock Healthcare Capital Partners, Deep Track Capital, Sofinnova Partners, Invus and Truffle Capital, top-tier investors specialising in the biotechnology sector.

The financing consists of two transactions:

•

a reserved capital increase of a gross amount of approximately €46.2 million through the issuance of 5,530,000 new shares with a nominal value of €0.01 per share, representing 33% of its current share capital, at a subscription price of €8.36 per share; and

•

an issue of royalty certificates amounting to €2.9 million. The royalty certificates give right to their holders to royalties equal to 2% of the future net sales of obefazimod (worldwide and for all indications) as from the commercialization of such product. The amount of royalties that may be paid under the royalty certificates is capped at €172 million.

The proceeds of the financing will primarily be used to fund the advancement of Phase 3 clinical trials for obefazimod in ulcerative colitis, expanding the Company’s cash runway to the end of Q1 2023.

Related transaction costs amounted to €3.3 million.

Note 4. Accounting principles

Note 4.1. Goodwill

In respect of business combination prior to January 1, 2020, goodwill is included on the basis of its deemed cost, which represents the amount recorded under the prior basis of accounting, French GAAP, (“Previous GAAP”). The classification and accounting treatment of business combinations undertaken prior to the transition date were not reconsidered in preparing the Company’s opening IFRS balance sheet as of January 1, 2020.

Following initial recognition, goodwill is stated at cost less any accumulated impairment losses (see Note 4.4).

Note 4.2. Intangible assets

Pursuant to IAS 38—Intangible Assets, intangible assets acquired are recognized as assets on the statements of financial position at their acquisition cost.

Licenses

Payments for separately acquired research and development are capitalized within “Other intangible assets” provided that they meet the definition of an intangible asset: a resource that is (i) controlled by the Company, (ii) expected to provide future economic benefits for the Company and (iii) identifiable (i.e., it is either separable or arises from contractual or legal rights). In accordance with paragraph 25 of IAS 38—Intangible Assets, the recognition criterion relating to the likelihood of future economic benefits generated by the intangible asset, is presumed to be achieved for research and development activities when they are acquired separately. In this context, amounts paid to third parties in the form of initial payments or milestone payments relating to pharmaceutical specialties that have not yet obtained a marketing authorization are recognized as intangible assets. These rights will be amortized on a straight-line basis, after obtaining the marketing authorization, over their useful life. Unamortized rights (before marketing authorization) are subject to impairment tests in accordance with the method defined in Note 4.4.

Research and development costs

Pursuant to IAS 38—Intangible Assets, research costs are expensed in the period during which they are incurred. Development costs are only recognized as intangible assets if the following criteria are met:

•	it is technically feasible to complete the development of the project;

•	it is the Company’s intention to complete the project and to utilize it;

•	it has capacity to utilize the intangible asset;

•	there is proof of the probability of future economic benefits associated with the asset

•	there is availability of the technical, financial and other resources for completing the project; and

•	there is a reliable evaluation of the development expenses.

The initial measurement of the asset is the sum of expenses incurred starting on the date on which the development project meets the above criteria. Because of the risks and uncertainties related to regulatory authorizations and to the research and development process, the Company believes that the six criteria stipulated by IAS 38 have not been fulfilled to date and the application of this principle has resulted in all development costs being expensed as incurred in all periods presented.

Other intangible assets

Other intangible assets mainly consist in acquired software. Costs related to the acquisition of software licenses are recognized as assets based on the costs incurred to acquire and set up the related software. Other intangible assets are amortized using the straight-line method over a period of one year.

Note 4.3. Property, plant and equipment

Pursuant to IAS 16—Property, Plant and Equipment, property, plant and equipment are recognized at their acquisition cost (purchase price and directly attributable costs) or at their production cost by the Company, as applicable.

Property, plant and equipment are depreciated using the straight-line method over the estimated useful life of the asset. The principal useful lives applied are as follows:

DEPRECIATION PERIOD
Equipment
Industrial materials and equipment	5 to 10 years
Technical facilities	5 to 10 years
Furniture and computer equipment:
Office equipment	5 to 10 years
IT equipment	3 years
Furniture	10 years

The useful lives of property, plant and equipment as well as any residual values are reviewed at each year-end and, in the event of a significant change, the depreciation schedule is revised prospectively.

Note 4.4. Impairment of goodwill, intangible assets, property and plant and equipment

Goodwill and intangible assets not yet available for use are not amortized and are tested for impairment annually.

For the purpose of impairment testing, goodwill and intangible assets not yet available for use are allocated to each of the Company’s cash-generating-units (“CGU”) expected to benefit from synergies arising from the business combination or from the use of the intangible assets. An impairment loss is recognised when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. The recoverable amount of a CGU is the higher of the CGU’s fair value less cost to sell and value-in-use. The total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized as an expense and is not reversed in a subsequent period.

The Company assesses at the end of each reporting period whether there is an indication that intangible assets with a definite life and property, plant and equipment may be impaired. If any indication exists or if the asset is not available for use, the Company estimates the recoverable amount of the related asset and is compared to its carrying amount. The excess of the carrying amount of the asset over the recoverable amount is recognized as an impairment. Pursuant to IAS 36—Impairment of Assets, criteria for assessing indication of loss in value may notably include performance levels lower than forecast, a significant change in market data or the regulatory environment, or obsolescence or physical damage of the asset not included in the amortization/depreciation schedule. Impairment losses on intangible assets and property, plant and equipment shall be reversed subsequently if the impairment loss no longer exists or has decreased.

Note 4.5. Financial assets

Pursuant to IFRS 9—Financial Instruments, the Company’s financial assets are classified in two categories according to their nature and the intention of management:

•	financial assets at fair value through profit and loss;

•	financial assets at amortized cost.

All regular way purchases and sales of financial assets are recognized at the settlement date.

Financial assets at amortized cost

This category includes other financial assets, and other receivables and related accounts. Other financial assets (non-current) include advances, loans and deposits granted to third parties. They are non-derivative financial assets with fixed or determinable payments that are not listed on an active market. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset.

After initial recognition, these financial assets are measured at amortized cost using the effective interest rate method when both of the following conditions are met:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Gains and losses are recorded in the statements of income (loss) when they are derecognized, subject to modification of contractual cash flows and/or impaired.

IFRS 9—Financial Instruments requires an entity to recognize a loss allowance for expected credit losses on a financial asset at amortized cost at each statement of financial position date. The amount of the loss allowance for expected credit losses equal to: (i) the 12—month expected credit losses or (ii) the full lifetime expected credit losses. The latter applies if credit risk has increased significantly since initial recognition of the financial instrument.

Cash and cash equivalents

The Company classifies investments as cash equivalents in the statements of financial position and statements of cash flows when they meet the conditions of IAS 7—Statement of Cash Flows, i.e., when they are:

•	held in order to face short-term cash commitments; and

•	short term and highly liquid assets at acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Note 4.6. Share capital

Ordinary shares are classified in shareholders’ equity. Costs associated with the issuance of new shares are directly accounted for in shareholders’ equity in diminution of issuance premium.

Treasury share

The Company’s own shares bought in the context of a brokering/liquidity agreement entered with an independent broker are presented as a reduction in shareholders’ equity until their cancellation, their reissuance or their disposal.

Compound instruments

The component parts of convertible loan notes issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.

Transaction costs that relate to the issue of the convertible loan notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the lives of the convertible loan notes using the effective interest method.

Note 4.7. Share-based payments

Since its inception, the Company has established several plans for compensation settled in equity instruments in the form of founders’ share subscription warrants (“bons de souscription de parts de créateur d’entreprise” or “BCE”), share subscription warrants (“Bons de souscription d’actions,” or “BSA”) and free shares (“Attributions gratuites d’actions,” or “AGA”), granted to its employees, corporate officers and scientific consultants. Pursuant to IFRS 2—Share-based Payment, these awards are measured at their fair value on the date of grant. The values of the equity instruments are determined using the option pricing model (in particular, a Black and Scholes model for the BCE and BSA plans and a Monte-Carlo simulation for the AGA plan) based on the value of the underlying equity instrument at grant date, the volatility observed in a sample of comparable listed companies and the estimated life of the related equity instruments. The Company recognizes the fair value of these awards as a share-based compensation expense over the period in which the related services are received, i.e. over the vesting period, with a corresponding increase in shareholders’ equity. Share-based compensation is recognized by installments in consistency with their graded vesting schedule.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with market vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcome. The measurement of the fair value of BSA, BCE and AGA incorporates the market-based vesting conditions as described in Note 4.15 “Use of estimates and judgments”.

Note 4.8. Financial liabilities

Pursuant to IFRS 9—Financial Instruments, borrowings and other financial liabilities (excluding derivative financial instruments) are measured at amortized cost. Financial liabilities that are due within one year are presented in financial liabilities—current portion in the statements of financial position.

Financial liabilities at amortized cost

Borrowings and Other financial liabilities, such as conditional advances and leases, are initially recognized at fair value and subsequently measured at amortized cost calculated using the effective interest rate (“EIR”) method. The transaction expenses that are directly attributable to the acquisition or the issue of a financial liability reduce that financial liability. These expenses are then amortized actuarially over the lifetime of the liability, on the basis of the EIR. The EIR is the rate that equalizes the anticipated flow of future cash outflows with the current net book value of the financial liability in order to deduct its amortized cost therefrom.

Derivative financial instruments

Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss from change in the fair value is recognised in profit or loss immediately.

Fair value measurement

Pursuant to IFRS 7 – Financial Instruments: Disclosures, the financial instruments are presented into three categories according to a hierarchical method used to establish their fair value.

If financial instruments are measured at fair value, they are measured according to a hierarchy comprising three levels of valuation inputs:

•	level 1: fair value calculated using quoted prices in an active market for identical assets and liabilities;

•	level 2: fair value calculated using valuation techniques based on observable market data such as prices for assets and liabilities or similar parameters quoted in an active market;

•

level 3: fair value calculated using valuation techniques based in whole or in part on unobservable inputs such as prices in an inactive market or a valuation based on multiples of unlisted securities.

See Note 12 Financial assets and liabilities, Note 15 Financial liabilities and Derivative instruments.

Note 4.9. Research tax credit, subsidies and conditional advances

Research tax credit

The Company benefits from the provisions of Articles 244c and 49f of the French General Tax Code relating to the French research tax credit (“Crédit d’Impôt Recherche” or “CIR”). The CIR is granted to companies by French tax authorities in order to encourage them to conduct technical and scientific research. Companies that prove that they have expenditures which meet the required criteria (research expenditures located in France or, since January 1, 2005, within the European Union or in another state that is a party to the Agreement on the European Economic Area and has concluded a tax treaty with France that contains an administrative assistance clause) receive a tax credit that can be used for the payment of the corporate tax due for the fiscal year in which the expenditures were made and the next three fiscal years, or as applicable, provided, that companies may receive cash reimbursement for any excess portion. Only those companies meeting the EU definition of a small or medium-sized entity (“SME”) are eligible for payment in cash of their research tax credit (to the extent not used to offset corporate tax payables) in the year following the request for reimbursement. The expenditures taken into account for the calculation of the CIR involve only research expenses.

The CIR is presented under “Other operating income” in the statements of income (loss) as it is accounted for as a government grant as defined in IAS 20—Accounting for Government Grants and Disclosure of Government Assistance, and as “Other receivables and related accounts” in the statement of financial position until its payment is received.

Subsidies

Subsidies are non-repayable grants received by the Company and recognized in the financial statements when there exists reasonable assurance that the Company will comply with the conditions attached to the subsidies and the subsidies will be received.

Subsidies that are upfront payments are presented as deferred income and recognized through “Other operating income” for the amount of the expenses incurred as part of the research program to which the subsidy relates.

A subsidy that is to be received either as compensation for expenses or for losses already incurred, or for immediate financial support of the Company without associated future costs, is recognized in the Statements of income (loss) as “Other operating income” when there exists reasonable assurance that the subsidies will be received.

Conditional advances

The Company receives conditional advances to finance at below market interest rate research and development projects. Due to the innovative nature of its drug candidate development programs, the Company has benefited from certain sources of financial assistance from Banque Publique d’Investissement (“BPI France”). BPI France provides financial assistance and support to emerging French enterprises to facilitate the development and commercialization of innovative technologies.

Funds received from BPI France in the form of conditional advances are recognized as financial liabilities, as the Company has a contractual obligation to reimburse BPI France for such conditional advances in cash based on a repayment schedule. Each award of an advance is made to help fund a specific development milestone. More details on conditional advances are provided in Note 15.5. Receipts or reimbursements of conditional advances are reflected as financing transactions in the statements of cash flows.

The difference between the present value of the advance at market rate (i.e., present value of contractual cash flows including principal and interests, discounted using a market rate as effective interest rate in accordance with IFRS 9) and the amount received as cash from the BPI France constitutes a subsidy within the meaning of IAS 20. Considering that these advances do not finance fixed assets, these subsidies are presented as “Deferred income” in the statement of financial position and recognized in the statement of net income (loss) as “Other operating income“ on a systematic basis over the periods in which the Company recognises as expenses the related costs for which the grants are intended to compensate.

The incremental interest expense resulting from the difference between (a) the market interest rate and the (b) below-market rate is spread over the contractual period until the last repayment and recognized in the statement of income (loss) accordingly. In the event of a change in estimate of contractual cash flows due under the conditional advances, the Company recalculates the book value of the debt resulting from the discounting of the anticipated new future cash flows at the initial implicit interest rate. The adjustment that results therefrom is recognized in the statements of income (loss) for the period during which the modification is recognized.

In the statements of financial position, these conditional advances are recorded in “Other financial liabilities” as current or non-current portion depending on their maturity. In the event BPI France waived the repayment of the advance, the corresponding liability is derecognized and treated as a subsidy in the statements of income (loss).

Note 4.10. Employee benefits

The Company’s employees in France benefit from retirement benefits provided under French law, which consist in the following:

•	compensation paid by the Company to employees upon their retirement (a defined benefit plan); and

•

payments of retirement pensions by the social security agencies, which are financed by the contributions made by the Company and employees. As they meet the definition of a defined contribution plan, the liabilities are presented as Tax and employee-related payables in the statement of financial position.

In accordance with IAS 19—Employee Benefits, the liability with respect to defined benefit plans is estimated by using the projected credit unit method. According to this method, the cost of the retirement benefit is recognized in the statements of income (loss). The retirement benefit commitments are valued at the current value of the estimated future payments, discounted using the market rate for high quality corporate bonds with a term and currency that correspond to that estimated for the payment of the benefits. The Company applied the decision of the IFRS IC, published on May 24, 2021, that concluded that, in this case, that no rights were acquired in the event of departure before retirement age and that the rights were capped after a certain number of years of seniority (“30 years”), the commitment would only be recognized for the last 30 years of the employee’s career within the company. This decision was implemented as of January 1, 2020 for plans falling within the scope of the Interpretation Committee’s decision.

The difference between the amount of the provision at the beginning of a period and at the close of that period is recognized through operating expenses for the portion representing the costs of services rendered and financial expenses for the net interest costs, and through other comprehensive income (loss) for the portion representing the actuarial gains and losses due to changes in assumptions and experience adjustments.

Note 4.11. Provisions

Provisions correspond to commitments resulting from litigation and various risks to which the Company may face in the context of its operations. In accordance with IAS 37—Provisions, Contingent Liabilities and Contingent Assets, a provision is recorded when the Company has an obligation to a third party resulting from a past event that will likely result in an outflow of resources to the third party, and for which future cash outflows may be estimated reliably. The amount recorded as a provision is an estimate of the expenditure required to settle the obligation, discounted where necessary at year end.

Note 4.11. Leases

As lessee, the Company assesses whether a contract contains a lease at inception of a contract and upon the modification of a contract. The Company elected to allocate the consideration in the contract to the lease and non-lease components on the basis of the relative standalone price. The Company recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases (value of the underlying asset below €5.0 thousand). For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the future lease payments as from the commencement date of the lease to the end of the lease term. The lease terms used by the Company reflect the non-cancellable terms of each contract, plus any extension or termination options that the Company is reasonably certain to exercise or not exercise for all of the leases periods covered by the extension options. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, the Company incremental borrowing rate for the asset subject to the lease in the respective markets.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever there is a change to the lease terms or expected payments under the lease, or a modification that is not accounted for as a separate lease. The portion of the lease payments attributable to the repayment of lease liabilities is recognized in cash flows used in financing activities, and the portion attributable to the payment of interests is included in cash flows from operating activities.

Right-of-use assets are initially recognized on the balance sheet at cost, which comprises the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentives received and any initial direct costs incurred by the Company, and expected costs for obligations to dismantle and remove right-of-use assets when they are no longer used.

Right-of-use assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are assessed for impairment whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections for the useful life.

Note 4.13. Translation of transactions denominated in foreign currency

Pursuant to IAS 21—The Effects of Changes in Foreign Exchange Rates, transactions performed by the Company in currencies other than their functional currency, which is the Euro, are translated at the prevailing exchange rate on the transaction date.

Trade receivables and payables and liabilities denominated in a currency other than the functional currency are translated at the period-end exchange rate. Unrealized gains and losses arising on translation are recognized in net financial income / (loss).

Note 4.14. Current and deferred tax

Tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the French tax authorities, using tax rates and tax laws enacted or substantively enacted at the end of the reporting period in accordance with IAS 12 – Income Tax.

The income tax charge for the period comprises current tax due and the deferred tax charge. The tax expense is recognized in the statement of income (loss) unless it relates to items recorded in other comprehensive income and expense or directly in equity, in which case the tax is also recorded in other comprehensive income and expense or directly in equity.

Current taxes

The current tax expense is calculated based on taxable profit for the period, using tax rates enacted or substantively enacted at the statement of financial position date. Considering the level of tax loss of the Company, no current tax expense is recognized.

Deferred taxes

Deferred taxes are recognized when there are temporary differences between the carrying amount of assets and liabilities in the Company’s financial statements and the corresponding tax basis used to calculate taxable profit. Deferred taxes are not recognized if they arise from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit (tax loss).

Deferred tax assets

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that the temporary difference will reverse in the foreseeable future and that taxable profit will be available against which the deductible temporary difference, unused tax losses or unused tax credits can be utilized. See Note 4.15. Use of judgments and estimates and Note 22. Income tax.

Note 4.15. Use of judgments and estimates

In order to prepare financial statements in accordance with IFRS, estimates, judgments and assumptions were made by the Company’s management which could affect the reported amounts of assets, liabilities, contingent liabilities, income and expenses.

These estimates are based on the assumption of going concern and are prepared in accordance with information available at the date the financial statements were prepared. They are reviewed on an ongoing basis using past experience and various other factors considered to be reasonable as the basis to measure the carrying amount of assets and liabilities. Estimates may be revised due to changes in the underlying circumstances or subsequent to new information. Actual results may differ significantly from these estimates in line with assumptions or different conditions.

This note provides an overview of the areas that involved a higher degree of judgement or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgements is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

•

recognition and measurement of impairment of CGUs. The main assumptions used for the impairment test include (a) the amount of cash flows that are set on the basis of the development and commercialization plans and budgets approved by Board of Directors, (b) assumptions related to the achievement of the clinical trials and the launch of the commercialization, (c) the discount rate, (d) assumptions on risk related to the development and (e) for the commercialization, selling price and volume of sales. The sensitivity analysis in respect of the recoverable amount of the CGUs is presented in Note 6.

•

measurement of share-based compensation granted to employees, corporate officers and scientific consultants, such as BCE, BSA and AGA, which is based on actuarial models; these models require the use by the Company of certain calculation assumptions such as the estimated vesting, the occurrence dates of a change of control or a M&A transaction dates, the expected volatility and maturity of the underlying equity instrument (see Note 4.7 and Note 14),

•

fair value measurements at inception and after of derivative financial instruments resulting from (i) the warrants issued concomitantly with the issuance of the straight and convertible bonds to Kreos on July 24, 2018 (or “Kreos 1”), (ii) the prepayment option attached to the straight and convertible bonds issued to Kreos on October 2 2020 (or “Kreos 2”), and (iii) the prepayment option attached to the issuance of bond convertible into new or existing shares in July 30, 2021 (or “OCEANE”) (see Notes 15),

•	fair value measurements of financial liabilities at inception (see Note 15),

•	fair value measurements of the call option resulting from the equity line contracts entered into on September 30, 2019 (or “Equity lines”) (see Note 13.2),

•	CIR based on internal and external expenses which meet the required criteria incurred by the Company during the year (see Note 4.9),

•

recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized and whether sufficient evidence exists (see Note 22).

The main critical judgments made by the Company’s management impact the following item:

•	the occurrence dates of a change of control or a M&A transaction dates used for the measurement of share-based compensation (see Note 4.7).

Note 4.16. IFRS-1 First time adoption of IFRS

The disclosures required by IFRS 1—First-Time Adoption of IFRS, concerning the transition from French GAAP (“Previous GAAP”) to IFRS are provided herein. The financial statements for the year ended December 31, 2021 are the first financial statements prepared by the Company in accordance with IFRS. For periods up to and including the year ended December 31, 2021, the Company prepared its individual financial statements in accordance with Previous GAAP. Accordingly, the Company has prepared financial statements that comply with IFRS as of December 31, 2021, together with the comparative period data as of and for the year ended December 31, 2020, and as of January 1, 2020.

In conjunction with the adoption of IFRS, the Company changed its accounting policy from presenting the income statement based on the nature of the expenses to a functional split into research and development and general and administration expenses.

Mandatory exceptions applied

Under IFRS 1, first-time adopters are to retrospectively apply exceptions from certain IFRS requirements. The Company applied the following mandatory exceptions:

•	Estimates

Estimates made should be consistent with those made under Previous GAAP, unless the bases adopted are not compliant with IFRS standards. Hindsight cannot be used for estimates, either at the date of transition or at any point during the comparative period, including the end of the comparative year. More information that comes to light about estimates made under Previous GAAP is treated in the same way as non-adjusting events after the balance sheet date under IAS 10, unless the previous estimate was in error.

•	Government loans

A first-time adopter classifies all government loans received as financial liabilities or equity in accordance with IAS 32. Government loans with a below-market rate of interest are normally measured at fair value on initial recognition. First-time adopters apply the requirements of IAS 20 prospectively to government loans existing at the date of transition to IFRS standards, unless the necessary information was obtained at the time of initially accounting for that loan. If a first-time adopter did not, under its previous GAAP, recognise and measure a government loan in accordance with IAS 20, it uses the loan’s previous GAAP carrying amount at the date of transition to IFRS standards as the loan’s carrying amount in the opening IFRS statement of financial position. An entity applies IFRS 9 to the measurement of such loans after the date of transition to IFRS.

•	Classification and measurement of financial assets

IFRS 9 has two measurement approaches for financial assets: amortized cost, and fair value. The classification and measurement guidance in IFRS 9 must be applied, based on facts and circumstances existing at the transition date.

The other mandatory exemptions are not applicable to the Company.

Optional exemptions applied

The Company applied the following optional exemptions:

•

IFRS 3 Business Combinations: IFRS 3 was not applied to acquisitions of subsidiaries deemed to be a business within the meaning of IFRS, carried out before the IFRS transition date, i.e., January 1 2020. Due to the application of this exemption, the previous accounting for business combinations in accordance with French GAAP remains unchanged.

•	IFRS 2 Share-based Payment: The Company did not apply IFRS 2 to plans that vested before the transition date.

•

IFRS 16 Leases: The Company applied IFRS 16 with effect from January 1, 2020, pursuant to IFRS 1. It assessed all of its existing contracts as of January 1, 2020 in order to determine whether they met the definition of a lease within the meaning of IFRS 16. In accordance with rules for first-time adopters that are lessees, the Company applied the following approach to all of its leases at the transition date:

•	Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2020.

•

Right-of-use assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the statement of financial position immediately before January 1,2020.

As allowed by IFRS 16, the Company also used the following optional exemptions at the transition date:

•	It applied a single discount rate to a portfolio of leases with reasonably similar characteristics.

•

It elected not to recognize a right-of-use asset and a corresponding lease liability for arrangements with a residual term of 12 months or less (short-term leases) at the transition date and low-value leases (value of the underlying asset below €5.0 thousand)

•	It excluded initial direct costs from the measurement of right-of-use assets at the transition date.

•	It used hindsight to determine the lease term if the contract contains options to extend or terminate the lease.

In preparing the financial statements, the Company’s opening statement of financial position was prepared as of January 1, 2020, thereby reflecting the date of the Company’s transition to IFRS. This note explains the main adjustments made by the Company in converting its financial statements, including the statement of financial position as of January 1, 2020 and the income statement for the year ended December 31, 2020.

Reconciliation of the shareholders’ equity as of January 1, 2020 (date of transition to IFRS), December 31, 2020 and 2021:

(In thousands of euros)	Notes	Share capital	Premiums related to share capital	Reserves	Total Shareholders’ Equity
EQUITY AT JANUARY 1, 2020 UNDER PREVIOUS GAAP		122	104,686	(93,033)	11,775

IAS 19 Employee benefits	A	—	—	(368)	(368)
Kreos 1 bond loans & convertible bond notes	E	—	—	(2,011)	(2,011)
Treasury shares	B	—	—	(227)	(227)
IAS 20 Government grants	C	—	—	(72)	(72)
Cancellation of deferred tax assets	F	—	—	(169)	(169)
Other		—	—	7	7

EQUITY AT JANUARY 1, 2020 UNDER IFRS		122	104,686	(95,873)	8,935

(In thousands of euros)	Notes	Share capital	Premiums related to share capital	Reserves	Net loss	Total Shareholders’ Equity
EQUITY AT DECEMBER 31, 2020 UNDER PREVIOUS GAAP		143	42,073	—	(37,551)	4,665

IFRS 2 Share based payment	D	—	—	155	(155)	—
IAS 19 Employee benefits	A	—	—	(440)	(96)	(536)
Kreos 1 bond loans & convertible bond notes	E	—	—	(2,282)	(1,922)	(4,205)
Kreos 2 bond loans	E	—	—	—	5	5
Treasury shares	B	—	—	(21)	(200)	(221)
IAS 20 Government grants	C	—	—	(72)	1,670	1,598
Other		—	—	7	2	9
Cancellation of deferred tax assets	F	—	—	(197)	614	418

EQUITY AT DECEMBER 31, 2020 UNDER IFRS		143	42,073	(2,851)	(37,633)	1,733

(In thousands of euros)	Notes	Share capital	Premiums related to share capital	Reserves	Net loss	Total Shareholders’ Equity
EQUITY AT DECEMBER 31, 2021 UNDER PREVIOUS GAAP		168	107,515	(37,551)	(41,357)	28,775

IFRS 2 Share based payment	D	—	—	828	(1,033)	(205)
IAS 19 Employee benefits	A	—	—	(414)	(96)	(510)
Kreos 1 bond loans & convertible bond notes	E			(4,205)	1,468	(2,737)
Kreos 2 bond loans	E			5	(55)	(50)
OCEANE	E		63		794	857
Treasury shares	B	—	—	(95)	(125)	(220)
IAS 20 Government grants	C	—	—	1,598	(1,461)	137
Cancellation of deferred tax assets	F	—	—	464	(590)	(126)
Other				9	4	13

EQUITY AT DECEMBER 31, 2021 UNDER IFRS		168	107,578	(39,361)	(42,452)	25,934

Reconciliation of total comprehensive loss for the year ended December 31, 2020 and 2021

		YEAR ENDED DECEMBER 31, 2020
(In thousands of euros)	Note	Operating loss	Financial loss	Extraordinary income / (loss)	Income tax	Other comprehensive income (loss)	Total comprehensive loss
TOTAL COMPREHENSIVE LOSS UNDER PREVIOUS GAAP		(38,008)	(2,318)	200	2,575	—	(37,551)

IFRS 2 Share based payment	D	(155)	—	—	—	—	(155)
IAS 19 Employee benefits	A	(129)	(4)	—	—	(99)	(233)
Kreos 1 bond loans & convertible bond notes	E	—	(1,922)	—	—	—	(1,922)
Kreos 2 bond loans	E	—	5	—	—	—	5
Treasury shares	B	—	—	(200)	—	—	(200)
IAS 20 Government grants	C	2,527	(206)	—	—	—	2,321
Reclassification of the CIR	C	2,575	—	—	(2,575)		—
Other		24	(21)	—		—	3

TOTAL COMPREHENSIVE LOSS UNDER IFRS		(33,166)	(4,467)	—	—	(99)	(37,732)

		YEAR ENDED DECEMBER 31, 2021
(In thousands of euros)	Note	Operating loss	Financial loss	Extraordinary income / (loss)	Income tax		Other comprehensive income (loss)	Total comprehensive loss
TOTAL COMPREHENSIVE LOSS UNDER PREVIOUS GAAP		(42,561)	(3,124)	125	4,204		—	(41,357)

IFRS 2 Share based payment	D	(1,033)	—	—	—		—	(1,033)
IAS 19 Employee benefits	A	(114)	(4)	—	—		169	51
Kreos 1 bond loans & convertible bond notes	E		1,468	—	—		—	1,468
Kreos 2 bond loans	E		(55)	—	—		—	(55)
OCEANE	E		794	—	—		—	794
Treasury shares	B	—		(125)	—		—	(125)
IAS 20 Government grants	C	(1,905)	(126)	—	—		—	(2,031)
Net loss arising on the Prosynergia loan	E	—	—	—	—		—	—
Reclassification of the CIR	C	4,204			(4,204)		—	—
Other		10	(5)	—	—		—	5

TOTAL COMPREHENSIVE LOSS UNDER IFRS		(41,400)	(1,052)	—	(	)	169	(42,283)

Reconciliation of cash flow statements for the year ended December 31, 2020 and 2021

(In thousands of euros)	Note	Cash flows used in operating activities before change in working capital requirements	(-) Changes in working capital requirements	Cash flows used in operating activities	Cash flows used in investing activities	Cash flows provided by (used in) financing activities	Increase (decrease) in cash and cash equivalents
CASH FLOWS STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020 UNDER PREVIOUS GAAP		(39,489)	9,666	(29,823)	(575)	49,929	19,531

IFRS 16 Leases		245	—	245	—	(245)	—
Equity line agreement		8	(8)	—	—	—	—
Kreos 2 bond loans	E	—	600	600	—	(600)	—
IAS 20 Government grants	C	34	(34)	—	—	—	—
Interest paid		1,547	—	1,547		(1,547)	—
Net proceeds from sale of treasury shares		(500)	—	(500)	—	500	—
Research tax credit	C	2,745	(2,745)	—	—	—
Other		201	(259)	(57)	62	(4)	1
CASH FLOWS STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020 UNDER IFRS		(35,210)	7,220	(27,989)	(513)	48,033	19,531

(In thousands of euros)	Note	Cash flows used in operating activities before change in working capital requirements	(-) Changes in working capital requirements	Cash flows used in operating activities	Cash flows used in investing activities	Cash flows provided by (used in) financing activities	Increase (decrease) in cash and cash equivalents
CASH FLOWS STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2021 UNDER PREVIOUS GAAP		(44,243)	(1,413)	(45,657)	(1,456)	78,512	31,399

IFRS 16 Leases		254	—	254	—	(254)	—
Equity line agreement		2	(2)	—	—	—	—
IAS 20 Government grants	C	33	(33)	—	—	—	—
IFRS 2 Share based payment	D	(205)	205	—	—	—	—
Interest paid		1,903	—	1,903	—	(1,903)	—
Research tax credit	C	4,374	(4,374)	—	—	—	—
Redemption of Covid 19 conditional advances		(6,348)	—	(6,348)	—	6,348	—
Advance made to the Nice CHU		—	4,000	4,000	(4,000)
Early payment on Prosynergia acquisition		—	776	776	(776)	—	—
Other		(151)	174	23	—	(24)	—

CASH FLOWS STATEMENT FOR THE THE YEAR ENDED DECEMBER 31, 2021 UNDER IFRS		(44,381)	(667)	(45,048)	(6,232)	82,679	31,399

Description of the main impacts of the IFRS transition

A IAS 19 Employee benefits: Under Previous GAAP, benefits related to defined benefit pension plans were recognized as operating expenses when the cost is considered incurred in the statement of income. Under IFRS, a liability is recorded, when benefits will be paid at a future date to a member of staff in return for services rendered and an expense is recorded when the entity consumes the economic benefit resulting from the services rendered by the staff in return for the benefits granted. More specifically, the amounts detailed in the table above primarily represent:—the Group’s obligation related to its defined benefit plans recognised as Retirement benefit obligations, the related pension cost recognised in operating expenses and the related actuarial gains and losses recorded in other comprehensive income (See note 4.10).

B. Treasury shares: Under Previous GAAP treasury shares are presented as financial assets and the gain/(loss) from the sale of treasury shares are recognized as an extraordinary income /(loss). Under IFRS, treasury shares are presented as a reduction of shareholders’ equity. The gain/(loss) the from the sale of treasury shares is eliminated from the statement of income / (loss).

C. IAS 20 Government grants: Under Previous GAAP, subsidies are recognized as Operating income when the cash is received. Conditional advances are presented as liabilities at their nominal value. Under IFRS, income for subsidies is recognized as Operating income over the estimated duration of the projects financed by these advances. Conditional advances are recognized at amortized cost, using an effective interest rate. The amount resulting from the benefit of conditional advances that do not bear interest at market rates is considered as a grant recognized as other operating income, based on the percentage of completion of the project. Interests are recognized as a financial expense over the contractual period until the last repayment.

Under Previous GAAP, the CIR is classified as Income tax in the statements of income (loss), while under IFRS it is classified under “Other operating income”.

D. IFRS 2 Share-based payment: The Company restated all of its current plans that had not yet vested at the transition date in accordance with IFRS 2 and applied the optional exemption for plans that had vested at the transition date. The accounting policies applied in respect of share-based payment are set out in Note 4.7. The Company recognized the fair value of these awards as a share-based compensation expense over the period in which the related services were received with a corresponding increase in shareholders’ equity. Under Previous GAAP, the share-based payments were not recognized as an expense over the vesting period. The equity instruments were recorded as equity when issued.

E. Kreos 1 bond loans & convertible bond notes, Kreos 2 bond loans and OCEANE: Under Previous GAAP, the notion of equity / financial liabilities / embedded derivatives derived from legal requirements.

The Kreos 1 financing package is comprised of two tranches (A & B), both comprising i) straight bonds, ii) convertible bonds and iii) attached warrants (Kreos A & B “BSA”). Under IFRS, the conversion options from the convertible tranches are accounted for as equity components, and the BSA are accounted for as standalone derivative instruments, bifurcated from all Kreos tranches (both straight and convertible). At inception, the net cash proceeds from all tranches reflect the fair value of the instruments; the convertible tranches are split between i) a debt component accounted for at amortized cost, ii) a premium corresponding the initial fair value of attached BSA (then remeasured at fair value through profit and loss), and iii) a fixed equity component corresponding to the conversion options ; the straight tranches are split between i) a debt component, and ii) a premium corresponding to the initial faire value of attached BSA (also measured at fair value through profit and loss).

The OCEANE financing package is a coumpound instrument comprised of a i) debt host contract accounted for at amortized cost, and ii) embedded conversion options accounted for at fair value through profit and loss. See Note 15 for more detail on the accounting treatment under IFRS.

The Kreos 2 straight bonds were initially measured at fair value and subsequently measured at amortized cost. The prepayment option was initially measured at fair value and subsequently measured at fair-value through profit and loss. See Note 15 for more detail on the accounting treatment under IFRS.

F. Under Previous GAAP, no deferred taxes were recorded. Under IFRS, deferred taxes are recorded on temporary differences. Deferred taxes liabilities are offset by deferred taxes assets. See Note 22 (income tax).

Note 5. Segment information

The assessment of the Company’s performance and the decisions about resources to be allocated are made by the chief operating decision maker, based on the management reporting system of the Company. The Company identified the Chief Executive Officer of the Company as “Chief operating decision maker”. The Chief operating decision maker reviews on an aggregated basis the incurred expenses for allocating and evaluating performance of the Company.

The Company operates in a single operating segment: R&D of pharmaceutical products in order to market them in the future. All operations, assets, liabilities and losses of the Company are located in France.

Note 6. Goodwill and impairment test

Goodwill relates to the acquisition of Splicos SAS and Wittycel SAS incurred in 2014 (i.e., prior the transition date to IFRS), which were merged into the Company in the same year.

Goodwill from Splicos SAS and Wittycel SAS acquisition corresponds to the “Modulation of RNA biogenesis / splicing” technological platform and the “iNKT agonists” technological platform, respectively, from which derived the lead drug candidates of the Company: ABX464 and ABX196, respectively.

The carrying amounts of the goodwill resulting from Splicos SAS and Wittycel SAS acquisitions were, respectively, as of January 1, 2020, December 31, 2020 and 2021, €18,419 thousand and €13,587 thousand.

In accordance with IAS 36, goodwill is allocated to groups of cash generating units (CGUs) at a level corresponding to the lead drug candidates. Thus, goodwill from Splicos SAS and Wittycel SAS are allocated to ABX464 CGU and ABX196 CGU, respectively.

Goodwill impairment tests are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment, in accordance with IAS 36. The carrying amount of goodwill is compared to the recoverable amount, which is the higher value in use and the fair value less costs to sell.

As of December 31, 2020 and 2021 and as of January 1, 2020, the recoverable amount used for the impairment test of each CGU was the value in use. This value in use was based on a net present value calculation, using the following assumptions as of December 31, 2020 and 2021, and as of January 1, 2020:

•	Cash flows are set on the basis of the development and commercialization plans and budgets approved by Board of Directors;

•	A discount rate (or “WACC”) of 13.5% as of December 31, 2021 and 15% as of December 31, 2020 and January 1, 2020,

•

A risk of development is taken into consideration by applying probabilities of success (or “POS”) of reaching future phases of development to cash flows related to each development phases Those average probabilities of success of R&D projects are based on public sources: INFORMA—2021 Clinical Development Success Rates 2011-2020;

•	For the commercialization phase, selling price and sales volume are estimated on the basis of the potential market and the observed performances of comparable drugs currently on the market.

The impairment tests resulted in no impairment charges as of December 31, 2020 and 2021 and as of January 1, 2020.

Sensitivity testing as of December 31, 2021, December 31, 2020 and January 1, 2020:

The Company has conducted an analysis of the sensitivity of the impairment tests to changes in the key assumptions used to determine the recoverable amount of the CGUs to which goodwill is allocated.

Regarding ABX464, as the product is currently in development, a clinical trial failure or a failure to obtain a marketing approval could result in an impairment.

Regarding ABX196:

•

as of December 31, 2021 an increase in WACC of 3.7 percentage points, or a reduction in sales of 22%, or a reduction in POS per phase of 10%, would result in the recoverable value being equal to the net book value

•

as of December 31, 2020, an increase in WACC of 5.2 percentage points, or a reduction in sales of 22%, or a reduction in cumulated POS of 63%, would result in the recoverable value being equal to the net book value

•

as of January 1, 2020, an increase in WACC of 9 percentage points, or a reduction in sales of 40%, or a reduction in cumulated POS of 70%, would result in the recoverable value being equal to the net book value.

Note 7. Intangible assets

Intangible assets are mainly comprised of the intellectual property underlying:

(i)

The exclusive license agreement with the Scripps Research Institute, University of Chicago and Brigham Young University for which the Company paid a milestone of €45 thousand in September 2019 as a result of an IND filling of ABX196,

(ii)

The collaboration and license agreement with the CNRS, Montpellier 2 university and the Curie for which the Company paid a milestone of €40 thousand in September 2019 as a result of the entry in phase 2 of ABX464.

Licenses recognized as Intangible assets as of January 1, 2020, December 31, 2020 and 2021 are not amortized while they are not operating in a manner intended by the management. As a consequence, and in accordance with IAS 36, those assets were subject to an annual impairment test as of January 1, 2020, December 31, 2020 and 2021, which did not result in the need for an impairment to be recognized.

Note 8. Property, plant and equipment

The following tables present movements in property, plant and equipment including the right of use of assets (or “ROU”) as of January 1, 2020, December 31, 2020 and 2021:

(In thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
GROSS VALUES
Statement of financial position as of January 1st, 2020	593	447	164	1,204	636

Acquisition	—	—	30	30	—

Statement of financial position as of December 31, 2020	593	447	194	1,234	636

Acquisition	—	23	87	109	62
Disposal	—	(67)	(46)	(114)	(16)

Statement of financial position as of December 31, 2021	593	402	235	1,230	682

(In thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
DEPRECIATION
Statement of financial position as of January 1st, 2020	—	(317)	(117)	(434)	—

Increase	(222)	(51)	(33)	(307)	(243)

Decrease	—	—	—	—	—

Statement of financial position as of December 31, 2020	(222)	(368)	(151)	(741)	(243)

Increase	(222)	(45)	(30)	(297)	(244)
Decrease	—	67	46	114	16

Statement of financial position as of December 31, 2021	(445)	(346)	(134)	(925)	(470)

(In thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
NET BOOK VALUES
As of January 1st, 2020	593	130	47	770	636
As of December 31, 2020	371	79	44	493	394
As of December 31, 2021	148	56	101	305	212

Right of use assets relate to buildings, vehicles and furniture. Right of use assets related to buildings amounted to €593 thousand, €371 thousand and €148 thousand as of January 1, 2020, December 31, 2020 and 2021, respectively (see Note 15.6).

Note 9. Other financial assets

Other financial assets break down as follows:

	AS OF
	JANUARY 1,	AS OF DECEMBER 31,
(In thousands of euros)	2020	2020	2021
OTHER FINANCIAL ASSETS
Deposits paid under the liquidity agreement	501	207	333
Deposits paid on Kreos 1 and 2 bond loans	435	902	902
Other	95	98	107

Other financial assets	1,031	1,207	1,342

Note 10. Other receivables and assets

Other receivables and related accounts break down as follows:

(In thousands of euros)	AS OF JANUARY 1, 2020	AS OF DECEMBER 31,
		2020	2021
OTHER RECEIVABLES AND ASSETS
Research tax credit (“CIR”)	4,315	2,745	4,374
VAT receivables	2,095	3,509	3,961
Advance made to the Nice CHU	—	—	4,000
Advance payment for the acquisition of Prosynergia	—	—	1,725
Prepaid expenses	364	337	721
Other	90	17	4

Other receivables and assets	6,864	6,608	14,784

Research tax credit (“CIR”)

The CIR is recognized as Other Operating Income (see note 4.9) in the year to which the eligible research expense relates. The Company received the payment of the CIR for the tax year 2020 in the amount of €2,575 thousand in 2021 and expects to receive the CIR for the tax year 2021 of €4,204 thousand in 2022.

VAT Receivables

Value-added tax (“VAT”) receivables relate primarily to the deductible VAT and VAT refunds claimed.

Advance made to the Nice CHU

On January 20, 2021, the Company amended the research agreement entered with the University Hospital Center of Nice (or “Nice CHU”) on September 25, 2020, which consisted in the conduct of a study to test whether ABX464 could prevent the development of severe Covid-19 disease in the participants. The Company agreed to advance amount of €4 million to Nice CHU corresponding to the expenses recharged by its third parties for the year ended December 31, 2021. An amount of €3,400 thousand was reimbursed in August 2022. The remaining amount was settled by way of compensation with a payable due to the Nice CHU related to third-party services expenses that had been invoiced to the Nice CHU as part of the miR-AGE project.

Advance payment for the acquisition of Prosynergia

In the context of the acquisition of Prosynergia, the Company made an initial payment of the acquisition price of €325 thousand on November 25, 2021 (see Note 3.3).

On December 1, 2021, the Company signed a loan agreement with Prosynergia for €1,400 thousand. Prosynergia committed to reimburse the loan at the end of the contract, on December 31, 2025. The purpose of the loan is to allow early repayment by Prosynergia of all its existing indebtedness and is a suspensive condition for the acquisition of Prosynergia shares provided by the Share purchase agreement entered with the shareholder of Prosynergia on November 15, 2021. For accounting purposes, this loan is considered as a prepayment for the acquisition of the group of assets, which is repayable in cash only in the event the acquisition is not completed.

Prepaid expenses as of December 31, 2021 include costs related to the acquisition of Prosynergia for €451 thousand.

Note 11. Cash and cash equivalents

Cash and cash equivalents break down as follows:

(In thousands of euros)	AS OF JANUARY 1, 2020	AS OF DECEMBER 31,
		2020	2021
CASH AND CASH EQUIVALENTS
Short-term investments	6	6	6
Bank accounts (cash at hand)	9,765	29,296	60,695

Cash and cash equivalents	9,771	29,302	60,701

Note 12. Financial assets and liabilities

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

			AS OF JANUARY 1, 2020
(In thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	1,031	1,031	—	1,031	—
Other receivables and assets (2)	6,864	6,864	—	6,864	—
Cash and cash equivalents (1)	9,771	9,771	—	9,771	—

Total financial assets	17,667	17,667	—	17,667	—

Financial liabilities—non-current portion (4, Note 15)	24,810	19,196	3,130	—	16,067
Financial liabilities—current portion (3, Note 15)	3,642	3,642	—	—	3,642
Trade payables and other current liabilities (3)	10,550	10,550	—	—	10,550
Tax, employee-related payables (5)	1,014	1,014	—	—	1,014

Total financial liabilities	40,016	34,403	3,130	—	31,273

			AS OF DECEMBER 31, 2020
(In thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	1,207	1,207	—	1,207	—
Other receivables and assets (2)	6,608	6,608	—	6,608	—
Cash and cash equivalents (1)	29,302	29,302	—	29,302	—

Total financial assets	37,117	37,117	—	37,117	—

Financial liabilities—non-current portion (4, Note 15)	41,800	38,972	5,196	—	33,776
Financial liabilities—current portion (3, Note 15)	5,845	5,845	—	—	5,845
Trade payables and other current liabilities (3)	17,418	17,418	—	—	17,418
Tax, employee-related payables (5)	1,182	1,182	—	—	1,182

Total financial liabilities	66,245	63,417	5,196	—	58,221

			AS OF DECEMBER 31, 2021
(In thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	1,342	1,342	—	1,342	—
Other receivables and assets (2)	14,784	14,784	—	14,784	—
Cash and cash equivalents (1)	60,701	60,701	—	60,701	—

Total financial assets	76,827	76,827	—	76,827	—

Financial liabilities—non-current portion (4, Note 15)	50,240	52,589	9,932	—	42,657
Financial liabilities—current portion (3, Note 15)	11,345	11,345	—	—	11,345
Trade payables and other current liabilities (3)	18,558	18,551	—	—	18,551
Tax, employee-related payables (5)	1,180	1,180	—	—	1,180

Total financial liabilities	81,323	83,664	9,932	—	73,732

(1)

The fair value of financial assets (such as cash at hand and fixed term deposit in cash and cash equivalents) is determined based on Level 1 fair value measurements and corresponds to the market value of the assets.

(2)	The carrying amount of financial assets measured at amortized cost was deemed to be a reasonable estimation of fair value.
(3)	The carrying amount of short-term financial liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value.
(4)

The fair value of Kreos A&B BSA and the OCEANE conversion option is based on Level 3 fair value measurements and is estimated based on models and assumptions detailed in note 15. The fair value of other long-term financial liabilities is determined based on Level 3 fair value measurements and is estimated based on future cash-flows discounted at market rates, using the following assumptions:

•	For the debt components of Kreos 1&2 bonds, a credit spread of 1,058 bp as of January 1, 2020, December 31, 2020 and December 31, 2021.

As of January 1, 2020, December 31, 2020 and December 31, 2021, an increase in the credit spread by +100 bp would result, respectively, in a decrease in the Kreos 1&2 bonds fair value by €220 thousand, €394 thousand and €209 thousand.

•	For the debt component of OCEANE bonds, a credit spread similar to that detailed in note 15.

As of December 31, 2021, an increase in the credit spread by +100 bp would result in a decrease in the OCEANE debt component fair value by €648 thousand.

•	For the conditional advances and the PGE loan, a credit spread of 850 bp as of January 1, 2020, December 31, 2020 and December 31, 2021.

An increase in the credit spread by +100 bp would result in the following:

•	As of December 31, 2020 and December 31, 2021, a decrease in the PGE loan fair value by, respectively, €129 thousand and €102 thousand.

•	As of January 1, 2020, December 31, 2020 and December 31, 2021, a decrease in the RNP-VIR conditional advance fair value by, respectively, €104 thousand, €86 thousand and €61 thousand.

•	As of January 1, 2020, December 31, 2020 and December 31, 2021, a decrease in the CARENA conditional advance fair value by, respectively, €73 thousand, €68 thousand and €58 thousand.

•	As of January 1, 2020, December 31, 2020 and December 31, 2021, a decrease in the Ebola conditional advance fair value by, respectively, €6 thousand, €5 thousand and €3 thousand.

•	As of December 31, 2020 and December 31, 2021, a decrease in the Covid-19 conditional advance fair value by, respectively, €190 thousand and €161 thousand.

(5)	Social security and other tax payables are excluded from the tax and employee-related payables, as this analysis is required only for financial instruments.

Note 13. Shareholders’ equity

Note 13.1. Share capital issued

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

As of December 31, 2021, the Company’s share capital amounted to €168 thousand divided into 16,764,051 ordinary shares issued with a par value of €0.01 each, fully paid up, after taking into account the various capital increases that took place since the inception (see Note 13.3).

As of December 31, 2020, the Company’s share capital amounted to €143 thousand divided into 14,320,271 ordinary shares issued with a par value of €0.01 each, fully paid up, after taking into account the various capital increases that took place since the inception (see Note 13.3).

As of January 1, 2020, the Company’s share capital amounted to €122 thousand divided into 12,201,959 ordinary shares issued with a par value of €0.01 each, fully paid up, after taking into account the various capital increases that took place since the inception.

Share capital does not include BCEs, BSAs, and AGAs that have been granted to certain investors or natural persons, both employees and non-employees of the Company, but not yet exercised or acquired.

Treasury shares

The Company held 20,930, 12,800, and 8,600 of its own shares as of January 1, 2020, December 31, 2020 and 2021, respectively.

The number of outstanding ordinary shares was 12,181,029, 14,307,471 and 16,755,451 as of January 1, 2020, December 31, 2020 and 2021, respectively.

Note 13.2. Equity line instruments

Equity line agreement with Kepler Cheuvreux

The Company entered into an equity line agreement with Kepler Cheuvreux in September 2017. In accordance with the terms of this agreement, Kepler Cheuvreux, acting as financial intermediary and guarantor of the transaction, committed to subscribe for 970,000 shares, at its own initiative, following a schedule lasting no longer than 24 months, at an issuance price based on an average market price weighted according to the volumes traded over the two trading days preceding each issue, less a maximum discount of 7.0%. The Company decided to renew this financing line and entered into an agreement on September 30, 2019 with Kepler Cheuvreux, who committed to subscribe for 730,000 shares (corresponding to the number of shares unsubscribed as of September 30, 2019 and granted under the previous agreement) under the same terms and conditions than the previous agreement for a period of 24 months. On September 30, 2021, the Company extended the agreement for an additional period of 12 months for the unsubscribed shares at that date.

	Number of BSAs issued as of September 17, 2019	Number of BSAs oustanding	Maximum number of shares to be issued	Number of BSAs exercised	Number of shares issued	Number of BSAs oustanding	Maximum number of shares to be issued
		AS OF JANUARY 1 2020 AND AS OF DECEMBER 31, 2020		FOR THE YEAR ENDED DECEMBER 31, 2021		AS OF DECEMBER 31, 2021
BSAs granted under the Equity line agrement	730,000	612,000	612,000	312,000	312,000	300,000	300,000

Considering that the Company can terminate or suspend the Equity line agreement by buying back the BSAs or increasing the minimum exercise price and that Kepler Cheuvreux is committed to subscribe the shares if the conditions are met, the BSAs granted to Kepler Cheuvreux under the Equity line agreements are off-balance sheet commitments and therefore there is no option or derivative.

Note 13.3. Change in share capital

The increases in the share capital for the year ended December 31, 2020 relate to:

•	The completion of a capital increase of €28,000 thousand on October 29, 2020 by issuing 1,620,370 ordinary shares with a par value of €0.01 per share and a subscription price of €17.28 per share;

•

The conversion of all the convertible bonds held by Kreos (2,000,000 for tranche A and 2,000,000 for tranche B) resulting in the issuance of 464 309 shares with a par value of €0.01 per share on October 30, 2020;

•

The exercises of 12,249 share warrants for the year ended December 31, 2020 (see Note 14), resulting in a capital increase of €92 thousand by issuing 33,633 ordinary shares with a par value of €0.01 per share and an average subscription price of €5.74 per share.

Incremental costs directly attributable to the issue of new shares were classified as a deduction of shareholders’ equity and amounted to €1,651 thousand for the year the year ended December 31, 2020.

The increases in the share capital for the year ended December 31, 2021 relate to:

•	The completion of a capital increase of €59,982 thousand on July 22, 2021 by issuing 1,964,031 ordinary shares with a par value of €0.01 per share and a subscription price of €30.55 per share;

•

The exercises of 167,749 share warrants for the year ended December 31, 2021 (see note 14), resulting in a capital increase of €1,522 thousand by issuing 167,749 ordinary shares with a par value of €0.01 per share and an average subscription price of €8,49 per share;

•

The exercises of 312,000 share warrants under the Equity line agreement for the year ended December 31, 2021 (see note 13.2), resulting in a capital increase of €8,094 thousand, net of commissions, by issuing 312,000 ordinary shares with a par value of €0.01 per share and an average subscription price of €27,13 per share;

Incremental costs directly attributable to the issue of new shares were classified as a deduction of shareholders’ equity and amounted to €4,153 thousand for the year the year ended December 31, 2021.

Distribution of dividends

The Company did not distribute any dividends for any of the periods presented.

Note 14. Share-based payments

The Company has granted BCEs, BSAs and AGAs.

Valuation methods of BCEs, BSAs and AGAs

The fair value of share-based awards was determined at grant date using the Black Scholes model for the BCEs and BSAs and the Monte-Carlo simulation for AGAs plans.

The assumptions used to estimate the fair value of the instruments are presented below and include :

•	Expected maturity of the options

•	Expected volatility based on the historical market share price available;

•	Expected dividends based on management best estimate;

•	Risk-free interest rate based on French OAT rates measured at grant dates;

•

Share price offered in case of change of control (only for the market condition applicable on the free-share plan) is based on Mont-Carlo simulations and taking into account a change of control premium based on the management best estimate.

BCEs

The following tables summarize the data relating to BCEs as well as the assumptions used for the measurement thereof in accordance with IFRS 2—Share-based Payment:

GRANT DATE	TYPE	NUMBER OF BCEs ISSUED	NUMBER OF BCEs OUTSTANDING AS OF JANUARY 1, 2020	NUMBER OF LAPSED BCEs	NUMBER OF EXERCISED BCEs	NUMBER OF BCEs OUTSTANDING	NUMBER OF BCEs EXERCISABLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIONS ARE MET

				FOR THE YEAR ENDED DECEMBER 31, 2020		AS OF DECEMBER 31, 2020
2014-03-11	BCE-2014-2	2,750	1,000	—	—	1,000	1,000	100,000	(1)
2014-03-11	BCE-2014-4	984	184	—	—	184	184	18,400	(1)
2014-03-11	BCE- 2014-6	525	328	(328)	—	—	—	—
2016-11-07	BCE-2016-1	84,000	73,990	(9,999)	(8,999)	54,992	54,992	54,992
2017-01-23	BCE-2017-1	67,374	67,374	—	(374)	67,000	32,611	67,000
2017-11-20	BCE-2017-2	150,000	150,000	—	—	150,000	57,813	150,000
2017-11-20	BCE 2017-3	101,061	101,061	—	—	101,061	46,671	101,061
2017-11-20	BCE-2017-4	67,374	67,374	—	—	67,374	33,687	67,374
2017-11-20	BCE-2017-5	67,374	67,374	—	—	67,374	33,686	67,374
2018-03-15	BCE-2018-1	22,000	21,980	—	(1,910)	20,070	13,195	20,070
2018-05-21	BCE-2018-2	67,374	67,374	—	—	67,374	21,756	67,374
2018-05-14	BCE 2018-3	33,687	33,687	—	—	33,687	16,843	33,687
2018-05-14	BCE-2018-4	16,843	16,843	—	—	16,843	8,422	16,843
2018-05-14	BCE-2018-5	22,000	22,000	(10,000)	(750)	11,250	7,000	11,250

	Total BCEs	703,346	690,569	(20,327)	(12,033)	658,209	327,860	775,425

(1)	These BCE plans were fully vested as of January 1, 2020.

GRANT DATE	TYPE	NUMBER OF BCEs ISSUED	NUMBER OF BCE OUTSTANDING AS OF JANUARY 1, 2021	NUMBER OF LAPSED BCEs	NUMBER OF EXERCISED BCEs	NUMBER OF BCEs OUTSTANDING	NUMBER OF BCEs EXERCISABLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIONS ARE MET

						AS OF DECEMBER 31, 2021
2014-03-11	BCE-2014-2	2,750	1,000	—	—	1,000	1,000	100,000	(1)
2014-03-11	BCE-2014-4	984	184	—	—	184	184	18,400	(1)
2016-11-07	BCE-2016-1	84,000	54,992	(2,000)	(28,497)	24,495	24,495	24,495
2017-01-23	BCE-2017-1	67,374	67,000	—	—	67,000	33,313	67,000
2017-11-20	BCE-2017-2	150,000	150,000	—	—	150,000	75,000	150,000
2017-11-20	BCE 2017-3	101,061	101,061	(52,635)	(48,426)	(0)	—	(0)
2017-11-20	BCE-2017-4	67,374	67,374	—	(1)	67,373	33,686	67,373
2017-11-20	BCE-2017-5	67,374	67,374	—	(3,000)	64,374	30,686	64,374
2018-03-15	BCE-2018-1	22,000	20,070	—	(5,000)	15,070	13,695	15,070
2018-05-21	BCE-2018-2	67,374	67,374	(22,458)	(44,916)	(0)	—	(0)
2018-05-14	BCE 2018-3	33,687	33,687	—	(16,843)	16,844	—	16,844
2018-05-14	BCE-2018-4	16,843	16,843	—	—	16,843	8,422	16,843
2018-05-14	BCE-2018-5	22,000	11,250	—	(4,666)	6,584	5,334	6,584

	Total BCEs	702,821	658,209	(77,093)	(151,349)	429,767	225,815	546,983

(1)	These BCE plans were fully vested as of January 1, 2020.

TYPE	FAIR VALUE OF THE UNDERLYING SHARE		FAIR VALUE OF THE BCE	BCE PRICE	STRIKE PRICE PER SHARE	EXPECTED TERM	EXPECTED MATURITY		VOLATILITY	RISK FREE RATE
BCE-2014-4	1.00		€0.54€	0.00	€1.00	€10 years	8.49		47%	1.77%
BCE-2016-1	6.96	€	[2.77€-3.15€]	0.00	€7.44	€10 years	[5.5-7	]	47%	[-0.1%-0.18%]
BCE-2017-1	5.95	€	[2.38€-2.72€]	0.00	€6.39	€10 years	[5.5-7.05	]	47%	[0.11%-0.44%]
BCE-2017-2	10.22	€	[4.01€-4.56€]	0.00	€11.14	€10 years	[5.5-7	]	47%	[-0.14%-0.1%]
BCE-2017-3	10.22	€	[3.83€-4.56€]	0.00	€11.14	€10 years	[5.04-7	]	47%	[-0.21%-0.1%]
BCE-2017-4	10.22	€	[4.01€-4.43€]	0.00	€11.14	€10 years	[5.5-6.64	]	47%	[-0.14%-0.04%]
BCE-2017-5	10.22	€	[3.92€-4.43€]	0.00	€11.14	€10 years	[5.26-6.64	]	47%	[-0.18%-0.04%]
BCE-2018-1	9.00	€	[3.81€-4.28€]	0.00	€8.96	€10 years	[5.5-7	]	47%	[0.14%-0.37%]
BCE-2018-2	7.00	€	[2.31€-3.11€]	0.00	€8.96	€10 years	[5-8.06	]	47%	[0.05%-0.53%]
BCE-2018-3	7.03	€	[2.75€-3.11€]	0.00	€7.33	€10 years	[5-6.4	]	47%	[0.08%-0.3%]
BCE-2018-4	7.03	€	[2.75€-3.11€]	0.00	€7.33	€10 years	[5-6.4	]	47%	[0.08%-0.3%]
BCE-2018-5	7.03	€	[2.88€-3.26€]	0.00	€7.33	€10 years	[5.5-7	]	47%	[0.16%-0.39%]

The BCEs include a service condition under which the beneficiary must still be an employee, a corporate officer or a scientific consultant of the Company of the Company at the time of vesting.

The exercise rights for most of the BCEs are vested annually and have the following vesting terms:

•	25% of the award vests on the first anniversary of the date of grant for all currently issued BCEs; and

•	For the remaining 75% of the award, the BCEs vest 1/48th per month over four years from the anniversary date of the grant.

Most of the BCEs plans (all BCEs plans except BCE 2014-2 fully vested as of January 1, 2020) include or partially include non-market performance conditions (obtaining financing of €100 million, positive results on clinic studies, signature of informed consent in a clinical phase, signing a license agreement, FDA authorization). The level of achievement of the non-market performance conditions are taken into account in determining the number of BCEs allocated initially and reassessed at each closing date.

In the event of a change of control or a M&A transaction, all the BCEs will become immediately exercisable. A change of control is defined as a new investor/company holding directly or indirectly more of 50% of the share capital or voting rights. As such the probable vesting date of each plan corresponds to the weighted average of probable change of control dates.

For BCE 2014-4, BCE 2016-1, BCE 2017-1, the vesting terms have been modified by the Board of Directors of February 14, 2020 to provide for the possible exercise of the instruments, even if the associated performance and/or conditions included in the graded vesting schedule are not met, in case of change of control. Since this modification affects a vesting condition other than a market condition, the modified vesting condition was taken into account by adjusting the number of equity instruments that eventually vest.

These plans qualify as “equity settled” under IFRS 2. The Company does not have any obligation to purchase these instruments in the event of departure or if a specific event does not occur.

BSAs

The following tables summarize the data relating to BSAs as well as the assumptions used for the measurement thereof in accordance with IFRS 2—Share-based Payment: measurement thereof in accordance with IFRS 2:

GRANT DATE	TYPE	NUMBER OF BSAs ISSUED	NUMBER OF BSAs OUTSTANDING AS OF JANUARY 1, 2020	NUMBER OF LAPSED BSAs	NUMBER OF EXERCISED BSAs	NUMBER OF BSAs OUTSTANDING	NUMBER OF BSAs EXERCISABLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL

						AS OF DECEMBER 31, 2020
2014-03-11	BSA-2014-3	1,172	844	—	(164)	680	680	68,000	(1)
2014-03-11	BSA-2014-7	81	52		(52)	—	—	—	(1)
2015-12-04	BSA-2015-11	96,924	96,924	—	—	96,924	96,924	96,924	(1)
2015-12-04	BSA-2015-12	82,000	82,000	(65,600)	—	16,400	16,400	16,400	(1)
2017-09-18	BSA-2017-1	16,400	16,400	—	—	16,400	16,400	16,400	(1)
2018-01-22	BSA-2018-1	49,200	32,800	—	—	32,800	32,800	32,800	(1)
2014-03-11	BSA-2014-4	1,315	842	—	—	842	842	84,200
2014-03-11	BSA-2014-5	787	787	(328)	—	459	459	45,900

	Total BSAs	247,879	230,649	(65,928)	(216)	164,505	164,505	360,624

(1)	These BSA plans were fully vested as of January 1, 2020.

GRANT DATE	TYPE	NUMBER OF BSAs ISSUED	NUMBER OF BSAs OUTSTANDING AS OF JANUARY 1, 2021	NUMBER OF LAPSED BSAs	NUMBER OF EXERCISED BSAs	NUMBER OF BSAs OUTSTANDING	NUMBER OF BSAs EXERCISABLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL

						AS OF DECEMBER 31, 2021
2014-03-11	BSA-2014-3	1,172	680	—	—	680	680	68,000	(1)
2015-12-04	BSA-2015-11	96,924	96,924	—	—	96,924	96,924	96,924	(1)
2015-12-04	BSA-2015-12	82,000	16,400	—	—	16,400	16,400	16,400	(1)
2017-09-18	BSA-2017-1	16,400	16,400	—	—	16,400	16,400	16,400	(1)
2018-01-22	BSA-2018-1	49,200	32,800	—	(16,400)	16,400	16,400	16,400	(1)
2014-03-11	BSA-2014-4	1,315	842	—	—	842	842	84,200
2014-03-11	BSA-2014-5	787	459	—	—	459	459	45,900

	Total BSAs	247,798	164,505	—	(16,400)	148,105	148,105	344,224

(1)	These BSA plans were fully vested as of January 1, 2020.

The BSAs include a service condition under which the beneficiary must still be an employee, a corporate officer or a scientific consultant of the Company at the time of vesting.

The exercise rights for most of the BSAs are vested annually and have the following vesting terms:

•	25% of the award vests on the first anniversary of the date of grant for all currently issued BSAs; and

•	For the remaining 75% of the award, the BSAs vest 1/48th per month over four years from the anniversary date of the grant.

All of the BSAs plans include or partially include non-market performance conditions (positive results on clinic studies, signature of informed consent in a clinical phase, signing a license agreement, FDA authorization). The level of achievement of the non-market performance conditions are taken into account in determining the number of BSAs allocated initially and reassessed at each closing date.

In the event of a change of control or a M&A transaction, all the BSAs will become immediately exercisable. A change of control is defined as a new investor/company holding directly or indirectly more of 50% of the share capital or voting rights. As such the probable vesting date of each plan corresponds to the weighted average of probable change of control dates.

For BSA 2014-5, the vesting terms have been modified by the Board of Directors of February 14, 2020 to provide for the possible exercise of the instruments, even if the associated performance and/or conditions included in the graded vesting schedule are not met, in case of change of control. Since this modification affects a vesting condition other than a market condition, the modified vesting condition was taken into account by adjusting the number of equity instruments that eventually vest.

These plans qualify as “equity settled” under IFRS 2. The Company does not have any obligation to purchase these instruments in the event of departure or if a specific event does not occur.

AGAs

The following tables summarize the data relating to AGAs as well as the assumptions used for the measurement thereof in accordance with IFRS 2—Share-based Payment:

GRANT DATE	TYPE	NUMBER OF AGAs ISSUED	NUMBER OF AGAs OUTSTANDING AS OF JANUARY 1, 2021	NUMBER OF LAPSED AGAs	NUMBER OF EXERCISED AGAs	NUMBER OF AGAs OUTSTANDING AS OF DECEMBER 31, 2021
2021-09-21	AGA 2021	155,000	—	—	—	155,000
	Total AGAs	155,000	—	—	—	155,000

TYPE	FAIR VALUE OF THE UNDERLYING SHARE	FAIR VALUE OF THE AGA	AGA PRICE	STRIKE PRICE PER SHARE		EXPECTED TERM	DURATION	VOLATILITY	RISK FREE RATE
AGA 2021	31.60	€23.92	€0.00	€0.00	€	n.a.	n.a.	49%	-1%

AGAs granted in September 2021 are subject to a vesting service condition of one year following the grant date. The number of shares that will be finally vested under this plan will depend on the following conditions, if a M&A transaction is completed on or prior to July 31, 2022 and the price per ordinary share of the Company retained in the framework of the M&A transaction is at least equal to €100 per share (or lower than €100 per share) then 100% (or 75%) of the shares initially granted will be vested. The AGAs are forfeited if a M&A transaction is not completed on or prior to July 31, 2022. During the period ended June 30, 2022, the AGAs were all forfeited since no M&A transaction was completed on or prior to July 31, 2022.

These conditions qualify as both a non-market performance condition (occurrence or not of a M&A transaction before July 31, 2022) and a market condition (number of shares depending on the share price offered in case of a M&A transaction before July 31, 2022) under IFRS 2 principles.

The level of achievement of the market condition is directly included in the unit fair value of the free shares and the probability of a M&A transaction before July 31, 2022 is included in the estimation of the number of shares that will be finally vested by the beneficiaries.

As of December 31, 2021, considering that an M&A transaction occurs before July 31, 2022 is probable, 100% of the shares originally granted were included in the calculation of share based payment expenses.

Once vested, the AGAs cannot be disposed of within one year from the vesting date.

The plan qualifies as “equity settled” under IFRS 2. The Company does not have any obligation to purchase these instruments in the event of departure or if a specific event does not occur.

Breakdown of the compensation expenses accounted for the year ended December 31, 2020 and 2021

TYPE	MEASUREMENT THEREOF IN ACCORDANCE WITH IFRS 2	ACCUMULATED EXPENSES AS OF JANUARY 1, 2020	EXPENSES RELATED TO THE YEAR ENDED DECEMBER 31, 2020	ACCUMULATED EXPENSES AS OF DECEMBER 31, 2020	EXPENSES RELATED TO THE YEAR ENDED DECEMBER 31, 2021	ACCUMULATED EXPENSES AS OF DECEMBER 31, 2021
(In thousands of euros)
BCEs	1,179	1,136	155	1,291	(199)	1,092
BSAs	—	—	—	—	—	—
AGAs	3,707	—	—	—	1,026	1,026

Total	4,886	1,136	155	1,291	827	2,118

In addition, the Company recognized an accrual for social taxes related to the AGA 2021 plan of €205 thousand as of December 31, 2021.

The total share-based compensation expense amounted to €155 thousand (€81 thousand in research and development and €73 thousand in general and administrative, respectively) and €828 thousand (€389 thousand in research and development and €440 thousand in general and administrative, respectively) respectively for the years ended December 31, 2020 and 2021.

Note 15. Financial liabilities

(In thousands of euros) FINANCIAL LIABILITIES	AS OF JANUARY 1, 2020	AS OF DECEMBER 31,
		2020	2021
Kreos 1 & 2 bond loans	10,976	20,696	11,700
Lease liabilities	400	157	43
PGE	—	4,623	4,715

Borrowings	11,376	25,476	16,458

Kreos 1 convertible bond notes	3,669	—	—
OCEANE	—	—	18,191

Convertible loan notes	3,669	—	18,191

Kreos A & B BSA	3,130	5,196	4,003
OCEANE conversion option	—	—	5,929

Derivative instruments	3,130	5,196	9,932

Conditional advances BPI	6,636	11,128	5,659

Other financial liabilities	6,636	11,128	5,659

Total non-current financial liabilities	24,810	41,800	50,240

Kreos 1 & 2 bond loans	3,361	5,537	9,410
Lease liabilities	236	243	170
PGE	—	—	27

Borrowing	3,597	5,780	9,608

Conditional advances BPI	45	65	1,112

Other financial liabilities	45	65	1,112

OCEANE	—	—	625

Convertible loan notes	—	—	625

Total current financial liabilities	3,642	5,845	11,345

Total financial liabilities	28,452	47,645	61,585

Note 15.1. Structured debt financing with Kreos subscribed in July 2018 – “Kreos 1”

On July 24, 2018, the Company entered into a Venture Loan Agreement, a Straight Bonds Issue Agreement and a Convertible Bonds Issue Agreement with Kreos Capital V (UK) Ltd., (or “Kreos”), which provides for up to €20,000 thousand in financing.

Pursuant to the terms of the agreements, Kreos agreed to subscribe for up to €16,000 thousand in non-convertible bonds and €4,000 thousand in convertible bonds, to be issued by the Company in up to two tranches of €10,000 thousand each. The tranches were issued in July 2018 and May 2019, respectively. The agreements did not contain any financial covenants.

Each tranche bears an 8% annual interest rate, plus 3-month Euribor, including a floor at 8% and a cap at 9%, and must be repaid in 54 monthly installments, after a deferred repayment of the nominal value to 12 months for the first tranche (“Tranche A”) and 6 months for the second tranche (“Tranche B”). The convertible bonds shall be convertible into new ordinary shares of the Company at any time from their issuance and at the discretion of their holders.

Pursuant to the terms of the agreements, the Company has the right, at any time but with no less than 30 days prior notice to Kreos, to prepay or purchase the non-convertible and convertible bonds, exclusively in full. The prepayment will be equal to (i) the principal amount outstanding, plus (ii) exit fees of 9% of the total draw down amount and (iii) the sum of all interest repayments which would have been paid throughout the remainder of the term of the relevant tranche discounted by 4% per annum.

In connection with each tranche, the Company issued 110,957 tranche A share warrants (or “Kreos A BSA”) and 74,766 tranche B share warrants (or “Kreos B BSA”), each, for a global subscription price of €1. Each Kreos A BSA and Kreos B BSA gives rights to one new ordinary share at an exercise price of €7.21 less a discount and €10.70 less a discount, respectively. Both Kreos A BSA and Kreos B BSA are freely transferrable among financial institutions and are exercisable over a 10-year period from the issue date. In addition, the Company granted to the holders of the Kreos A BSA and the Kreos B BSA the option to sell to the Company, upon each exercise of all or parts of the Kreos A BSA, at the put price defined in the agreement, a proportion of the number of the warrants, for the sole purpose of implementing a cash less exercise of the Kreos A BSA and Kreos B BSA.

In October 2020, as Kreos asked for the conversion of all the convertible bonds they held (2,000,000 for Tranche A and 2,000,000 for Tranche B), 464 309 shares were issued.

Accounting treatment

The Kreos 1 financing package is issued at market conditions: the net issuance proceeds reflect the fair value of the instruments at inception. The conversion options from the convertible tranches meet the IFRS “fixed for fixed” criteria (exchange of a fixed number of shares for a fixed price), and are accounted for at inception as a fixed equity component which is not subsequently revised. The BSA attached to all tranches (both straight and convertible) do not meet the “fixed for fixed” criteria (non cash settlement option which may result in exchanging a variable number of shares, for a variable price), and are accounted for as standalone derivative instruments. Issuer prepayment options meet the definition of a derivative that need to be accounted for as a standalone instruments. However their value at inception and subsequent dates is nil as per Schoenbucher model, and has no impact in the published financial statements.

At inception, the convertible bond tranches are split between i) a debt component accounted for at amortized cost, ii) a premium corresponding the initial fair value of attached BSA (then remeasured at fair value through profit and loss), and iii) a fixed equity component corresponding to the conversion options. The straight bond tranches are split between i) a debt component, and ii) a premium corresponding to the initial fair value of attached BSA (then remeasured at fair value through profit and loss).

Measurement of Kreos A BSA & Kreos B BSA

The Kreos A BSA and Kreos B BSA are measure at fair value using a Black-Scholes valuation model. The main data and assumptions are the following:

Kreos A BSA—July 31, 2018	As of January 1, 2020	As of and for the year December 31, 2020	As of and for the year December 31, 2021
Number of outstanding Kreos A BSA	110,957	110,957	110,957
Exercise price per share	€7.21	€7.21	€7.21
Ordinary share price	€22.55	€34.4	€28.55
Residual maturity	8.6 years	7.6 years	6.6 years
Volatility	60%	55%	47%
Dividend	0%	0%	0%
Risk-free rate	0.13%	-0.35%	0.13%

Fair value of issued Kreos A BSA (in thousands of €)	1,928	3,177	2,478

Change in fair value of Kreos A BSA for the year (in thousands of €)		1,248	(699)

Kreos B BSA—June 1, 2019	As of January 1, 2020	As of and for the year December 31, 2020	As of and for the year December 31, 2021
Number of outstanding Kreos B BSA	74,766	74,766	74,766
Exercise price per share	€10.7	€10.7	€10.7
Ordinary share price	€22.55	€34.4	€28.55
Residual maturity	9.4 years	8.4 years	7.4 years
Volatility	60%	55%	47%
Dividend	0%	0%	0%
Risk-free rate	0.13%	-0.35%	0.13%

Fair value of issued Kreos B BSA (in thousands of €)	1,201	2,019	1,525

Change in fair value of Kreos B BSA for the year (in thousands of €)		818	(494)

As of January 1, 2020, using the same assumption with an increase of +1% volatility, €+1share price and +1% risk-free rate would result in an increase of Kreos A&B BSA fair value of €17 thousand, €172 thousand, and €50 thousand respectively.

As of December 31, 2020, using the same assumption with an increase of +1% volatility, €+1share price and +1% risk-free rate would result in an increase of Kreos A&B BSA fair value of €18 thousand, €177 thousand, and €68 thousand respectively.

As of December 31, 2021, using the same assumption with an increase of +1% volatility, €+1share price and +1% risk-free rate would result in an increase of Kreos A&B BSA fair value of €16 thousand, €176 thousand, and €69 thousand respectively.

Exercise of the conversion options

As result of the exercise of the conversion options on all the Kreos 1 convertible bond notes in October 2020, the liability component was derecognized for the amortized cost carrying amount of the liability immediately prior to conversion in counterpart of an increase in equity of €3,728 thousand representing 464,309 ordinary shares.

Note 15.2. Structured debt financing with Kreos subscribed in October 2020 – “Kreos 2”

On October 13, 2020, the Company obtained a straight bond loan of €15,000 thousand from Kreos corresponding to two tranches of €10,000 thousand (“Tranche A”) and €5,000 thousand (“Tranche B”), with an option for an additional €5,000 thousand. Tranches A and B were paid in October and November 2020, respectively, with the following conditions. Each tranche bears an 8% annual interest rate, plus 3-month Euribor, for the first 12 monthly installments, after which the annual interest rate is increased to a fixed rate of 9.75% for the following 36 monthly installments. Each tranche will be repaid in 36 monthly installments starting from October 2021 and November 2021, for the tranche A and B, respectively. The agreements did not contain any financial covenants.

Pursuant to the terms of the agreements, the Company has the right, at any time but with no less than 30 days prior notice to Kreos, to prepay or purchase the non-convertible exclusively in whole. The prepayment will be equal to (i) the principal amount outstanding, plus (ii) exit fees of 2% of the outstanding amount in the event of prepayment occurring between the 18th and the 30th installment or exit fees of 4% of the outstanding amount in the event of prepayment occurring after the 30th installment and (iii) the sum of all interest repayments which would have been paid throughout the remainder of the term of the relevant tranche discounted by 4% per annum.

Accounting treatment

The Kreos 2 bonds met the definition of a financial liability as the Company had a contractual obligation to reimburse them in cash. In addition, the Company concluded that the prepayment option was a separate derivative instrument as the redemption price did not reimburse Kreos for an amount up to the approximate present value of lost interest for the remaining term of the host contract. However their value at inception and subsequent dates is nil as per Schoenbucher model, and has no impact in the published financial statements.

The Kreos 2 straight bonds were initially measured at fair value and subsequently measured at amortized cost. The prepayment option was initially measured at fair value and subsequently measured at fair-value through profit and loss.

Note 15.3. OCEANE

The Company received a gross proceed of €85,000 thousand on July 30, 2021 through (i) the issuance of 1,964,031 shares with a subscription price of €30.55 per share (see Note 13.3 (changes in share capital)) for gross amount of €60,000 thousand, and (ii) the issuance of €25,000 thousand in OCEANE, maturing on July 30, 2026. The proceeds of the transaction mainly serve to finance the progress of ABX464 clinical trials in chronic inflammatory diseases.

The OCEANE bears a 6% interest rate per year, payable semi-annually January 30, and July, 31 from January 31, 2022.

The OCEANE shall be convertible into new ordinary shares and/or exchanged for existing ordinary shares of the Company at any time from their issuance and at the discretion of their holders. The conversion price is set to € 38.19 per ordinary share. It will be updated 18 months, 24 months, 36 months after OCEANE issuance date. For each of this date, price conversion will be updated (decrease only) to match the volume weighted average price of the thirty trading days that precedes the update subjected to the following floor threshold. The floor threshold for the 18-month update matches 85% initial conversion price (€32.462 per ordinary share). The floor threshold for the 24-month update matches 70% initial conversion price (€26.733 per ordinary share). The floor threshold for the 36-month update matches 68% initial conversion price (€25.969 per ordinary share).

OCEANE terms and conditions anticipate a conversion ratio adjustment in order to preserve the rights of OCEANE holders with the following achievements made by the company: issuance of new shares with the preemptive subscription right, attribution of free shares or securities for the benefit of all the shareholders, number of share multiplication, shares consolidation, increase of the nominal value by incorporation of reserves, profits or bonuses, distribution of dividends, premiums or reserves, mergers, scission, repurchase of shares above market value, capital reduction, creation of preferred shares.

Accounting treatment

As the conversion ratio is adjusted 18 months, 24 months, and 36 months after the issuance date of the OCEANE bond with the weighted average price of the shares and is subject to a floor and a cap, the conversion does not result in the delivery of a fixed number of shares. Consequently the OCEANE bond is recorded as an hybrid instrument which includes i) a debt host contract accounted for at amortized cost, and ii) a conversion option accounted for as a standalone derivative, accounted for at fair value through profit and loss.

At inception, the net cash proceeds reflect the OCEANE initial fair value. The fair value of the bifurcated options at inception has been measured with a Monte Carlo model using a Longstaff Schwartz algorithm, with a 53% share price volatility, a 1 400 bp credit spread assumption and a €31.50 share price.

As of July 30, 2021, the issuance price of € 25 000 thousand has been split between i) a financial liability for €17,839 thousand, and ii) a financial derivative for €7 161 thousand.

As of December 31, 2021, the fair value of conversion options amounts to €5,929 thousand, based on the same valuation model, a credit spread assumption of 1,400 bp, a share price of €28.55, and a price volatility of 77%.

As of December 31, 2021, using the same assumptions, an increase of +1% volatility, €+1 share price and +1% risk free rate would result in an increase of the OCEANE conversion option fair value of €114 thousand, €337 thousand, and €243 thousand respectively.

Note 15.4. State guaranteed loan – “PGE”

In June 2020, the Company subscribed to a PGE from Société Générale with an initial maturity of 12 months at 0.25% and a five-year extension option. In March 2021, the company exercised the five-year extension option with a one-year deferral of the principal repayment, with the following conditions:

•	Rate: 0.58% per annum excluding insurance and state guaranteed premium,

•	State guaranteed premium of €138 thousand to be paid by installments over the contract period starting in June 2021, and

•	Reimbursement by yearly installments from June 2021 to June 2026.

Accounting treatment

The benefit resulting from the low interest nature of the award as a subsidy was recognized as other income over the applicable repayment period for an amount of €377 thousand. This benefit is determined by applying a discount rate equal to the rate the Company would have to pay for a bank borrowing over a similar maturity. The implicit interest rate resulting from taking into account the whole repayments is used to determine the amount recognized annually as a finance cost.

Note 15.5. Conditional advances

(In thousands of euros) CONDITIONAL ADVANCES	AS OF JANUARY 1, 2020	AS OF DECEMBER 31,
		2020	2021
RNP VIR – BPI France	3,961	4,032	4,103
CARENA – BPI France	2,361	2,392	2,423
EBOLA – BPI France	358	310	244
COVID-19 – BPI France	—	4,459	—

Total conditional advances	6,680	11,193	6,770

RNP VIR – BPI France

Under the RNP-VIR contract, the Company was eligible to receive up to €6.3 million in conditional advances to further develop methods for the discovery of new molecules for the treatment of viral infectious diseases through the development of the “Modulation of RNA biogenesis” platform. As of December 31, 2021, the Company had received €4,032 thousand, of which €1,756 thousand was received in September 2017, €346 thousand in August 2018 and €1,930 thousand in November 2019. The repayment of these funds is spread from the date on which the repayments are called by BPI.

See Note 25.2. Commitments under BPI conditional advances.

CARENA – BPI France

Under the CARENA agreement, the Company was eligible to receive up to €3.8 million to develop a therapeutic HIV treatment program with ABX464. As of December 31, 2021, the Company received €2,187 thousand, of which €1,150 thousand was received in December 2013, €1,008 thousand in September 2014 and €29 thousand received in June 2016.

The repayment of the advance is spread from the date on which the repayments are called by BPI. An additional repayment is provided for based on the income the Company generates through this research and development program.

See Note 25.2. Commitments under BPI conditional advances.

EBOLA – BPI France

Under the BPI France and Occitanie region joint aid agreement, the Company received a total of €390 thousand (€300 thousand as of December 31, 2017, and €90 thousand as of December 31, 2019). The reimbursement is spread from 2019 to June 2024.

COVID-19 – BPI France

In May 2020, BPI France granted the Company with a conditional advance of up to a total of €15.9 million under the COVID-19 agreement to complete the miR-AGE study to demonstrate the efficacy and safety of ABX464 for the treatment of COVID-19 patients at risk of developing severe forms of the disease thanks to an anti-inflammatory and antiviral effect.

Unless the project fails, the repayment of these funds will be spread over five years from March 31, 2023.

In view of the latest study results and the recommendations of the health authorities, the Company terminated the study in March 2021. BPI France waived the reimbursement of the advances in April 2021.

A valuation of conditional advances was made using a market rate of 8% per year as of May 31, 2020 (see Note 18).

Note 15.6. Lease liability

Lease expenses related to short-term lease contracts and low value assets are not included in the valuation of the lease liability for an amount of €32 thousand and €25 thousand for the years ended December 31, 2020 and 2021, respectively.

(In thousands of euros) LEASE AGREEMENT	LEASE LIABILITY
As of January 1, 2020	636

(+) Increase	—
(-) Decrease	(236)

As of December 31, 2020	400

(+) Increase	62
(-) Decrease	(249)

As of December 31, 2021	214

Lease liabilities mainly relate the Company’s headquarter and to a lesser extent to vehicles, parking and printers (Note 8).

In September 2016, the Company entered into a lease for its headquarters in Paris, France. The lease has a term beginning September 2016, for a period of 9 years, although the Company retains the possibility of terminating the lease early without penalty for every three-year period. At the transition date the company was reasonably certain to exit the lease at the end of the sixth year. An amendment to the commercial lease was signed by the company in July 2020. This amendment extends the occupation surface and change the rent amount and the contractual lease term remains unchanged. The management has no intention of extending the lease. The lease liability of the headquarter represent 92% of the total lease liability at the January 1, 2020.

The weighted average incremental borrowing rate was 1.5% as of January 1, 2020, December 31, 2020 and 2021, respectively.

Lease expenses related to contracts under the scope of IFRS 16 were €245 thousand and €250 thousand for the years ended December 31, 2020 and 2021, respectively. They were recognized for (i) €243 thousand and €244 thousand as Depreciation expenses and (ii) €8 thousand and €5 thousand as Interest expenses, for the years ended December 31, 2020 and 2021, respectively.

Note 15.7. Change in financial liabilities

(amounts in thousands of euros) FINANCIAL LIABILITIES (excluding derivatives instruments)	Kreos 1 & 2 bond loans	Kreos 1 convertible bond notes	OCEANE	PGE	Conditional advances BPI	Lease liabilities	Total
As of January 1, 2020	14,336	3,669	—	—	6,680	636	25,322

Proceeds (1)	15,000	—	—	5,000	6,348	—	26,348
Repayments	(3,361)	—	—	—	(53)	(236)	(3,650)
Non cash changes : Conversion of the convertible bonds	—	(3,737)	—	—	—	—	(3,737)
Non-cash changes : subsidies	—	—	—	(377)	(2,068)	—	(2,445)
Non-cash changes : interest expenses and other	257	69	—	—	286	—	612

As of December 31, 2020	26,233	—	—	4,623	11,193	400	42,449

Proceeds (1)	—	—	25,000	—	—	—	25,000
Repayments	(5,537)	—	—	—	(70)	(249)	(5,856)
Non-cash changes : subsidies	—	—	—	92	(4,459)	—	(4,367)
Non-cash changes : interest expenses and other	414	—	977	27	106	—	1,525
Non-cash changes : classification of the conversion option as a derivative instrument	—	—	(7,161)	—	—	—	(7,161)
Non-cash changes : additional leases	—	—	—	—	—	62	62

As of December 31, 2021	21,110	—	18,816	4,742	6,770	214	51,653

(1)	Excluding issuance fees of €50 thousand and €87 thousand for the years ended December 31, 2020 and 2021, respectively.

Note 15.8. Breakdown of financial liabilities by maturity

The maturities of financial liabilities are presented below as of January 1, 2020, December 31, 2020 and December 31, 2021:

	AS OF JANUARY 1, 2020
(In thousands of euros) CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	LESS THAN 1 YEAR	FROM 1 TO 5 YEARS	LONGER THAN 5 YEARS
Kreos 1 & 2 bond loans	14,336	3,361	10,976	—
Kreos 1 convertible bond notes	3,669	—	3,669	—
Conditional advances BPI	6,680	45	3,948	2,687
Lease liabilities	636	236	400	—
Derivative instruments	3,130	—	—	3,130

Total financial liabilities	28,452	3,642	18,993	5,817

Of which current portion	3,642
Of which non-current portion	24,810

	AS OF DECEMBER 31 2020
(In thousands of euros) CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	LESS THAN 1 YEAR	FROM 1 TO 5 YEARS	LONGER THAN 5 YEARS
Kreos 1 & 2 bond loans	26,233	5,537	20,696	—
PGE	4,623	—	3,397	1,226
Conditional advances BPI	11,193	65	6,149	4,978
Lease liabilities	400	243	157	—
Derivative instruments	5,196	—	—	5,196

Total financial liabilities	47,645	5,845	30,400	11,400

Of which current portion	5,845
Of which non-current portion	41,800

	AS OF DECEMBER 31, 2021
(In thousands of euros) CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	LESS THAN 1 YEAR	FROM 1 TO 5 YEARS	LONGER THAN 5 YEARS
Kreos 1 & 2 bond loans	21,110	9,410	11,700	—
OCEANE	18,816	625	18,191	—
PGE	4,742	27	4,715	—
Conditional advances BPI	6,770	1,112	5,659	—
Lease liabilities	214	170	43	—
Derivative instruments	9,932	—	5,929	4,003

Total financial liabilities	61,585	11,345	46,237	4,003

Of which current portion	11,345
Of which non-current portion	50,240

Note 15.9. Change in derivative instruments

(In thousands of euros) FINANCIAL INSTRUMENTS	Kreos A BSA	Kreos B BSA	OCEANE conversion option	Total
As of January 1, 2020	1,928	1,201	—	3,130

(+) Increase in fair value	1,248	818	—	2,067

As of December 31, 2020	3,177	2,019	—	5,196

Issuance of the OCEANE conversion option	—	—	7,161	7,161
(-) Decrease in fair value	(699)	(494)	(1,231)	(2,425)

As of December 31, 2021	2,478	1,525	5,929	9,932

Note 16. Retirement benefit obligations

Retirement benefit obligations include the provision for the defined benefit plan, measured based on the provisions stipulated under the applicable collective agreements, i.e. the French pharmaceutical industry’s collective agreement. This commitment only applies to employees subject to French law.

The main actuarial assumptions used to measure the retirement benefit obligations are as follows:

	AS OF DECEMBER 31,
ACTUARIAL ASSUMPTIONS	2020	2021
Retirement age	65 years for key management / 63 years for other employees
Collective agreement	Pharmaceutical industry
Discount Rate (IBoxx Corporates AA)	0.42%	0.9%
Mortality rate table	INSEE 2016-2018
Salary increase rate	3% for key management / 2.55% for other employees
Turnover rate	Decreasing from 5.80% at 20 years-old to 0,05% from 55 years-old
Employee contribution rate	45%

Changes in the projected benefit obligation for the periods presented were as follows:

(In thousands of euros)	RETIREMENT BENEFIT OBLIGATIONS
As of January 1, 2020	511

Service cost	129
Interest cost	4
Actuarial gains and losses	99

As of December 31, 2020	745

Service cost	166
Interest cost	4
Benefits paid	(53)
Actuarial gains and losses	(169)

As of December 31, 2021	693

Note 17. Payables and other current liabilities

Note 17.1. Trade payables and other current liabilities

No discount was applied to payables and related accounts maturity does not exceed one year. As a result, fair value approximates the carrying amount.

(In thousands of euros)	AS OF JANUARY 1,	AS OF DECEMBER 31,
TRADE PAYABLES AND OTHER CURRENT LIABILITIES	2020	2020	2021
Trade payables	5,745	9,790	12,890
Accrued invoices	4,800	7,620	5,661
Other	5	7	7

Trade payables and other current liabilities	10,550	17,418	18,558

Note 17.2. Tax and employee-related payables

Tax and employee-related payables are presented below:

(In thousands of euros)	AS OF JANUARY 1,	AS OF DECEMBER 31,
TAX AND EMPLOYEE-RELATED PAYABLES	2020	2020	2021
Employee-related payables	1,014	1,182	1,180
Social security and other	745	735	777
Other tax and related payments	84	57	243

Tax and employee-relates payables	1,843	1,974	2,200

Note 18. Operating income

Operating income is composed as below:

(In thousands of euros)	YEAR ENDED DECEMBER 31.
OPERATING INCOME	2020	2021
Research tax credit (“CIR”)	2,575	4,204
Subsidies	4,114	7,722
Other	56	36

Total operating income	6,745	11,962

Research tax credit (“CIR”)

The Company carries out research and development projects. As such, it has benefited from a research tax credit for the years ended December 31, 2020 and 2021 for an amount of €2.6 million and €4.2 million, respectively (see Note 4.9).

Subsidies:

Subsidy income primarily relates to BPI France agreement to finance the “COVID-19” project. This financing was granted under the French Future Investments Project. This study was conducted with the participation of the University Hospital of Nice, which directly manages part of the financing of the COVID-19 clinical trial.

For the year ended December 31, 2020, the Company recognized subsidies of (i) €3,692 thousand corresponding mainly to the payments received from BPI France in June 2020 to finance the “COVID-19” project (including the benefit from the difference between the proceeds and the present value of contractual cash flows discounted at a market rate) and (ii) €422 thousand corresponding the benefit from the difference between the present value of the PGE discounted at market rate and the amount received (see Note 3.1).

For the year ended December 31, 2021, the Company recognized as a subsidy: (i) €4,459 thousand corresponding to the conditional advance received in June 2020 (discounted amount) which had been waived by BPI France in April 2021 (See Note 15.5, “Conditional advances”), and (ii) an additional payment of €3,279 thousand received in October 2021 to reimburse additional expenses incurred in 2020.

Note 19. Operating expenses

Note 19.1. Research and development

Research and development expenses break down as follows;

(amounts in thousands of euros)	YEAR ENDED DECEMBER 31,
RESEARCH AND DEVELOPMENT EXPENSES	2020	2021
Sub-contracting, studies and research	26,495	36,362
Personnel costs	4,096	5,179
Consulting and professional fees	2,229	4,016
Intellectual property fees	1,029	1,325
Other research and development expenses	828	899

Research and development expenses	34,675	47,781

Research and development expenses consist primarily of the following items:

•

sub-contracting, collaboration and consultant expenses that primarily include the cost of third-party contractors such as contract research organizations (“CROs”), who conduct the Company’s non-clinical studies and clinical trials, and research related to its proprietary platforms;

•	personnel costs, including salaries, related benefits and share-based compensation, for the Company’s employees engaged in scientific research and development functions;

•	Consulting and professional fees;

•	Licensing and intellectual property costs;

•	Other expenses consisting of materials and consumables expenses; amortization and depreciation of fixed assets used to develop the Company’s drug candidates; facilities expenses.

The increase in research and development expenses of €13,106 thousand in 2021, compared to 2020, primarily resulted from the advancement of the Company’s clinical trial programs in R&D, in particular for (i) ABX464 ulcerative colitis, with the finalization of the Phase 2b study in 2021 and (ii) rheumatoid arthritis, with the positive results of the Phase 2a induction study announced in June 2021.

Note 19.2. General and administrative

General and administrative expenses break down as follows;

(amounts in thousands of euros)	YEAR ENDED DECEMBER 31,
GENERAL AND ADMINISTRATIVE EXPENSES	2020	2021
Personnel costs	1,863	2,320
Consulting and professional fees	1,809	2,026
Other general and administrative expenses	1,563	1,233

General and administrative expenses	5,235	5,580

General and administrative expenses consist primarily of (i) personnel expenses relating to salaries and related costs for personnel, including share-based compensation, of the Company’s employees other than employees engaged in scientific research and development functions, (ii) consulting fees relating to professional fees for audit, IT, accounting, recruitment, accounting and legal services, and (iii) other general and administrative expenses including : facilities expenses, amortization and depreciation of fixed assets, insurance and travel costs, M&A projects.

Principal audit fees and services:

	YEAR ENDED DECEMBER 31,
(In thousands of euros)	2020	2021
Statutory Auditor, certification of individual financial statements
Issuer	81	80
Other procedures required by law
Issuer	2	86

Total	83	166

Note 20. Employees

The Company’s average workforce during the years ended December 31, 2020 and 2021 was as follows:

	YEAR ENDED DECEMBER 31,
HEADCOUNTS	2020	2021
Key management	24	24
Other employees	3	3

Total	27	27

Note 21. Financial loss

(In thousands of euros)	YEAR ENDED DECEMBER 31,
FINANCIAL LOSS	2020	2021
Interest on Kreos 1 & 2 straight bond loans	(1,582)	(2,344)
Interest on convertible loan notes	(331)	(1,064)
Interest on conditional advances	(332)	(145)
Decrease/(increase) in derivatives fair value	(2,067)	—
Interest on lease liabilities	(8)	(5)
Other	(156)	—

Financial expenses	(4,475)	(3,561)

Decrease/(increase) in derivatives fair value	—	2,425
Other financial income	8	84

Financial income	8	2,509

Financial loss	(4,467)	(1,052)

For the year ended the year ended December 31, 2020, the fair values of the Kreos A BSA and Kreos B BSA increased by €1,233 thousand and €793 thousand, respectively.

For the year ended the year ended December 31, 2021, the fair values of the Kreos A BSA, the Kreos B BSA and the convertible option related to the OCEANE bond decreased by €639 thousand, €427 thousand and €1,231 thousand, respectively.

Note 22. Income tax

The income tax rate applicable to the Company is the French corporate income tax rate, i.e. 28% and 26.5% for the years ending December 31, 2020 and 2021, respectively.

Reconciliation between theoretical and effective tax rate

	YEAR ENDED DECEMBER 31,
(In thousands of euros, except percentage)	2020	2021
Loss before tax	(37,633)	(42,452)
Statutory French tax rates	28.0%	26.5%

Nominal income tax using statutory French tax rate	10,537	11,250

Share-based payment	(43)	(274)
CIR	721	1,114
Transaction costs related to capital increase	448	1,103
Decrease / (increase) in derivatives fair value and other	(579)	299
Non-recognition of deferred tax assets related to tax losses and temporary differences	(11,031)	(13,395)
Other	(54)	(98)

Effective income tax (loss)	—	—

Deferred taxes balances by nature

(In thousands of euros)	AS OF DECEMBER 31,
DEFERRED TAX ASSETS BY NATURE	2020	2021
Retirement benefit obligation	209	184
Other items	48	35
Tax losses carryforward	51,152	61,524

Deferred tax assets	51,409	61,743

Subsidies	668	85
Kreos 1 & 2	322	410
OCEANE		227
Other items	5	5

Deferred tax liabilities	994	727

Deferred tax assets, net	50,414	61,016

Unrecognized deferred tax assets	(50,414)	(61,016)

Total deferred taxes, net recognized in the statement of financial position	—	—

The Company incurred tax losses in the years ended December 31, 2020 and 2021. As the recoverability of these tax losses is not considered probable in subsequent periods due to the uncertainties inherent in the Company’s business, the Company has not recognized deferred tax assets beyond deferred tax liabilities arising within the same taxable entity under the same taxable regime and with consistent timing of reversal, after considering, if applicable, limitations in the use of deductible tax losses carried forward from prior periods applicable under tax law in France. The amount of accumulated tax loss carry forwards is related to the Company and amounts to €140,953 thousand, €182,687 thousand and €232,167 thousand as of January 1, 2020, December 31, 2020 and 2021, respectively, and do not have any expiration date.

Note 23. Income (loss) per share

Basic losses per share is calculated by dividing income (loss) attributable to equity holders of the Company by the weighted-average number of outstanding ordinary shares for the year.

Diluted losses per share are calculated by adjusting the weighted average number of ordinary outstanding shares to assume conversion of all dilutive potential ordinary shares. All existing instruments giving deferred rights to capital (e.g., BCEs or BSAs) have an antidilutive effect.

(In thousands of euros, except share data)	YEAR ENDED DECEMBER 31,
BASIC AND DILUTED LOSS PER SHARE	2020	2021
Weighted average number of outstanding shares	12,542,423	15,455,991
Net loss for the year	(37,633)	(42,452)

Basic and diluted loss per share (€/share)	(3.00)	(2.75)

Potentially dilutive instruments (BCEs, BSAs, AGAs, Equity lines, BSA Kreos 1, OCEANE) have been excluded from the computation of diluted weighted-average shares outstanding, because such instruments had an antidilutive impact due to the losses reported. As of December 31, 2020 and 2021, the number potentially dilutive instruments were 1,620,437 and 1,873,216 respectively, giving rights to a maximum number of shares to be issued of 1,933,732 and 2,186,551 respectively.

Note 24. Related parties

The aggregate compensation of the members of the Company’s Board of Directors and to the Chief Executive Officer includes the following:

	FOR THE YEAR ENDED
(In thousands of euros)	DECEMBER 31,
COMPENSATION	2020	2021
Fixed compensation owed	289	304
Variable compensation owed	166	144
Contributions in-kind	9	9
Employer contributions	—	—
Attendance fees—board of directors	70	85
Share-based payments	54	179
Consulting fees	3	—

Total	591	721

No post-employment benefits are granted.

Agreements with Prosynergia

On April 1, 2022, the Company acquired 100% of the share capital of Prosynergia S.à.r.L, a Luxembourg biotech company pursuant to the terms of a share purchase agreement entered into on November 15, 2021 (the “Prosynergia SPA”). The terms of the Prosynergia SPA include an earn-out, which is triggered in the event the Company’s market capitalization is in excess of €300 million (evaluated at certain specified record dates), a listing of the Company’s shares on Nasdaq or a merger and acquisition transaction prior to March 31, 2023. The amount of the earn-out is equal to 1% of the difference between the Company’s market capitalization and €300 million, subject to a maximum amount of €4 million. It is, as the case may be, payable in the first half of 2023. No amount will be payable in the event the Company’s market capitalization is lower than €300 million. On December 1, 2021, the Company granted a loan to Prosynergia, for €1,400,000.

Other arrangements with our Directors and Executive Officers

The Company entered into an intellectual property assignment agreement with Hartmut Ehrlich on July 7, 2021. The purpose of this agreement is to transfer to the Company all the intellectual property rights held by Hartmut Ehrlich on certain patents of which he is a co-inventor. No compensation has been paid in respect of this transfer.

Note 25. Off-balance sheet commitments given

Note 25.1. Commitments under collaboration, research, service provision and licensing agreements granted by the Company

Collaboration, research and development, and licensing agreements, and licensing options related to the “Modulation of RNA biogenesis” platform.

•	Exclusive licensing agreement with the CNRS, the University of Montpellier and the Institut Curie

On December 4, 2008, the French National Centre for Scientific Research (CNRS), the University of Montpellier and the Institut Curie granted the Company four exclusive licenses. These licenses cover the use of their technology and products by the Company in the field of human and veterinary health relating to the use of synthetic products modifying mRNA splicing, for research, diagnosis, prevention and treatment of any possible indication. The licensing agreement includes low single-digit royalties based on future net sales to be paid by Abivax.

•	Framework agreement for research collaboration to create a cooperative laboratory

On December 11, 2008, the Company, the CNRS (French National Centre for Scientific Research) and the University of Montpellier entered into a research collaboration agreement for a duration of two years in order to conduct a common research program in the fields of screening and development of anti-HIV and antiviral compounds, anti-cancer and anti-metastasis compounds and compounds targeting certain genetic diseases. The term and content of research programs have been changed by successive amendments in force until December 31, 2021. Each party retains ownership of its previously acquired intellectual property rights. The parties are co-owners of the research results. Since this agreement ended on December 31, 2021, a hosting agreement was signed with CNRS so that the Company can continue its research program at the CNRS centre for the year 2022.

•	Collaboration agreement with the CNRS, the University of Montpellier, the Company and Evotec

In support of the development of the cooperative laboratory, the CNRS, the University of Montpellier, the Company and Evotec International GmbH have entered into a collaboration agreement on the development of the “Modulation of RNA biogenesis” platform, effective October 19, 2018. The molecules generated in the framework of this collaboration are the property of the Company, the University of Montpellier and the CNRS under the same terms and conditions as the research collaboration agreement on the creation of the cooperative laboratory. The agreement ended on December 31, 2021.

•	Research collaboration contract with the CNRS, the University of Montpellier and the Institut Curie

Concomitantly with the research collaboration framework contract relating to the creation of a cooperative laboratory the parties have signed a financial agreement defining the financial terms for the exploitation of patents. This contract was signed on 15 April 2009 for a duration of one year. The latest one extends the above-mentioned contract until March 31, 2022.

•	Research and development contract with license option with the CNRS, the University of Montpellier and Theradiag

The CNRS, the University of Montpellier, the Company and Theradiag have set up a collaborative project called CARENA, which has been in operation since February 8, 2013. Its purpose is to conduct joint research and development programs in the fields of obesity, HIV and HTLV-1, in connection with the funding obtained through the BPI France CARENA project. On February 18, 2015, BPI France accepted the reorganisation of the “CARENA” project proposed by the Company, following the abandonment of the obesity project. At this time, Theradiag is no longer involved in the collaborative project.

Under the terms of the collaborative project, the Company will have the exclusive and global exploitation rights to the proprietary results of the CNRS and to those of the University of Montpellier as well as a share of the common results of which the CNRS and the University of Montpellier are co-owners. Furthermore, Theradiag granted the Company an exclusive and global license option for exploitation of its own results as well as a share of the common results of which it will be a co-owner. This option may be exercised by the Company throughout the duration of the contract and within a period of two years after its expiration or cancellation.

Exclusive licensing contract with “The Scripps Research Institute, University of Chicago and Brigham Young University” with the “Immune Stimulation” platform (ABX196 product)

On 11 November 2006, The Scripps Research Institute (La Jolla, California, USA), in agreement with the University of Chicago (Chicago, Illinois, USA) and Brigham Young University (Provo, Utah, USA), granted the Company an exclusive license in the field of human and veterinary health on its technology and products relating to the use of iNKT agonists for research, diagnosis, prevention and treatment of all possible indications. In consideration for the licensing rights granted to it under the agreement, the Company must:

•

pay The Scripps Research Institute milestones at different stages of clinical and regulatory development of the first product (the milestones amount to $50 thousand at IND filing, paid in September 2019 and capitalized, $300 thousand at Phase 3 and $500 thousand at IND approval) and low single-digit royalties for vaccines, diagnostic tests and therapeutic products, according to the amount of net sales, and

•

give The Scripps Research Institute, University of Chicago and Brigham Young University an equitable interest in the Company (as of the date of these financial statements, these three academic institutions hold 0.89% of the Company’s undiluted capital).

The contract shall be terminated at the expiry of the last licensed patent in force in the last country and/or ten years after the last marketing of the product, service or process derived from the know-how or the licensed equipment.

Note 25.2. Commitments under BPI conditional advances

BPI France CARENA contract

As part of the development of therapeutic and diagnostic solutions targeting alternative splicing and RNA interference in the fields of virology (HIV-AIDS, HTLV-1) and metabolism (obesity), SPLICOS (absorbed by the Company on 31 October 2014) has entered into a Master Support Agreement with BPI France as well as a conditional advance contract in the name of the “CARENA” Strategic Industrial Innovation Project dated December 16, 2013. The Company, acting as project leader for the CARENA project, is associated as part of a consortium contract with Theradiag, a company specialising in in vitro diagnostics and the development of theranostic tests for monitoring biotherapies, as well as at the CNRS and the University of Montpellier.

The CARENA project aims to develop the anti-HIV-AIDS therapeutic program with the compound ABX464 up to the Phase 2b study, as well as a companion test set up by Theradiag simultaneously with the clinical development. Beyond the anti-HIV-AIDS program, the CARENA project should extend its pharmacological investigations to another retrovirus that could be combated by the same approach: HTLV-1.

The Company is committed to reimbursing the received conditional advances up to €3,840 thousand. The Company will also have to pay an annuity of 50% of the proceeds from the sale of the intellectual property rights resulting from the project, as well as the sale of the prototypes, preproduction and models produced under the project; The sum due to BPI under this provision will be deducted from the repayment of the conditional advances. In addition, if the advance is repaid under the conditions outlined above, the Company will pay to BPI FRANCE, over a period of five consecutive years after the date on which the repayment schedule ends and provided that the Company has reached cumulative pre-tax revenue greater than or equal to €50 million, an amount equal to 1.20% of the annual revenue generated from the sale of the products developed as part of the project. This supplementary payment amount is capped at €6,800 thousand. The total period, including fixed payments and incentive payments, is limited to 15 years.

BPI France RNPVIR contract

In pursuit of the CARENA project, focused on the clinical development of a drug molecule and demonstrating the validity of an innovative therapeutic approach targeting viral RNPs, the Company has entered into a Master Support Agreement with BPI France as well as a beneficiary agreement with conditional advance for the “RNP-VIR” structuring research and development project for competitiveness dated December 16, 2016.

The RNP VIR project will further the discovery of new molecules aimed at the treatment of multiple infectious diseases by the development of the antiviral technology platform. The Company, acting as project leader of the RNP-VIR project, is associated in a consortium contract with the CNRS and the University of Montpellier.

The Company is committed to reimburse the received conditional advances up to €6,576 thousand. If applicable, the Company will also have to pay an annuity of 50% of the proceeds from the sale of the intellectual property rights resulting from the project, as well as the sale of the prototypes, preproduction and models produced under the project. The sum due to BPI France under this provision will be deducted from the last payment (and if needed from the previous payments).

If the advance is repaid under the conditions outlined above, the Company will pay to BPI France, over a period of five consecutive years following the date on which the repayment schedule ends and provided that the company has reached cumulative pre-tax revenue greater than or equal to €25 million, an amount equal to 3% of the annual revenue generated from the sale of products developed as part of the project. The supplementary payments amount is capped at €5,500 thousand. The total period, including fixed payments and incentive payments, is limited to 15 years.

BPI France Ebola

The BPI France and Occitanie Region joint support agreement granted on June 2, 2017 consists of conditional advances to the Company for a total amount of up to €390 thousand, based on the success of the program (respectively €130 thousand from the Languedoc Roussillon Midi Pyrénées Region and €260 thousand from BPI France). In September 2019, the Company decided to terminate this program, due to the existence of a vaccine in the process of being licensed for this indication as well as changes in the macroeconomic climate for public funding.

The reimbursement of the conditional advance is spread until June 2024.

Note 25.3. Pledge assets to Kreos

As part of the KREOS 1 & 2 bonds, Kreos benefits from first-rate collateral on the Company’s principal tangible and intangible assets, including its commercial fund, intellectual property rights in its principal drug candidates, as well as a pledge of the Company’s bank accounts and claims.

Note 25.4. Other commitments related to research and partnership arrangements

In the ordinary course of business, the Company regularly uses the services of subcontractors and enters into research and partnership arrangements with various contract research organizations, or CROs, and with public-sector partners or subcontractors, who conduct clinical trials and studies in relation to the drug candidates.

At December 31, 2021, the Company’s commitments amounted to €25,495 thousand. The cost of services performed by CROs is recognized as an operating expense as incurred.

Note 25.5. Leases

In September 2016, the Company entered into a lease for its corporate headquarters in Paris, France at 5 Rue de la Baume, 75008 Paris. The lease has a term beginning September 1, 2016 for a initial duration period of 9 years, although the Company retains the possibility of terminating the lease early without penalty at the end of the sixth year. At the transition date the company was reasonably certain to exit the lease at the end of the sixth year, i.e. August 31, 2022. The Company moved to its new offices in August 2022.

An amendment to the commercial lease was signed by the Company in July 2020. This amendment extends the occupation surface and changes the rent amount and the lease period still run until August 2022. The management has no intention of extending the lease.

Note 25.6. Commitments related to Prosynergia acquisition

The Company entered into a share purchase acquisition on November 15, 2021 for the acquisition of all the shares of Prosynergia (Note 3.3). The acquisition was completed on April 1, 2022.

The acquisition price included an early payment of €325 thousand made on November 25, 2021, an additional payment of €2,925 thousand made on April 1, 2022, and possible earn-out payments for a maximum additional amount of €4,000 thousand based on the potential evolution of the Company’s market capitalization, a listing of the Company’s shares on Nasdaq or a M&A transaction incurred before March 31, 2023.

Note 26. Off-balance sheet commitments received and contingent assets

The maximum amounts receivable by the Company after December 31, 2021 under the “RNP-VIR” and “CARENA” and innovation agreements entered into with BPI France, subject to the provision of evidence to support the forecast expenses and the achievement of scientific milestones, are €3,255 thousand and €1,853 thousand, respectively.

Kepler Cheuvreux’s commitments under Equity line agreements: cf. Note 13.

Note 27. Management and assessment of financial risks

The principal financial instruments held by the Company are cash and cash equivalents. The purpose of holding these instruments is to finance the ongoing business activities of the Company. It is not the Company’s policy to invest in financial instruments for speculative purposes. The Company does not use derivative financial instruments for hedging purposes.

The principal risks to which the Company is exposed to are liquidity risk, interest rate risk, foreign currency exchange risk, credit risk and fair value risk.

Liquidity risk

Liquidity risk management aims to ensure that the Company disposes of sufficient liquidity and financial resources to be able to meet present and future obligations.

The Company prepares short-term cash forecasts and annual operating cash flow forecasts as part of its budget procedures.

Prudent liquidity risk management involves maintaining sufficient liquidity, having access to financial resources through appropriate credit facilities and being able to unwind market positions.

The Company’s operations have consumed substantial amounts of cash since inception. Developing pharmaceutical drug candidates, including conducting clinical trials, is expensive, lengthy and risky, and the Company expects its research and development expenses to increase substantially in connection with its ongoing activities. Accordingly, the Company will continue to require substantial additional capital to continue its clinical development activities and potentially engage in commercialization activities.

At the date of approval of the financial statements, the Company does not believe that it is exposed to short-term liquidity risk, considering the cash and cash equivalents of €60,701 thousand that it had available as of December 31, 2021. Management believes that the amount of cash and cash equivalents available is sufficient to fund the Company’s planned operations through the next twelve months following December 31, 2021 (Notes 2 and 11).

Interest rate risk

The Company is exposed to market risks in connection with its medium and long-term borrowings subject to variable interest rates.

At this stage, the Company has not adopted any other recurring mechanism of hedging to protect its activity against interest rate fluctuations. The Company may consider in the future using a suitable policy to hedge exchange risks in a more significant manner if needed.

Foreign currency risk

The Company is exposed to a risk of exchange rates fluctuations on commercial transactions performed in currencies different from the functional currency of the Company entity recording the transactions.

At this stage, the Company has not adopted any other recurring mechanism of hedging to protect its activity against currency fluctuations. From time to time, the Company may nevertheless subscribe currency term accounts in order to cover a commitment in currency as described above. The Company may consider in the future using a suitable policy to hedge exchange risks in a more significant manner if needed.

Credit risk

The credit risk related to the Company’s cash and cash equivalents is not significant in light of the quality of the co-contracting financial institutions. The credit risk related to the Company’s other receivables and related account is minimal.

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of euros)

	Notes	AS OF DECEMBER 31, 2021	AS OF JUNE 30, 2022
ASSETS
Non-current assets
Goodwill	6	32,005	21,019
Intangible assets	7	93	6,654
Property, plant and equipment	8	305	202
Other financial assets	9	1,342	1,329
Total non-current assets		33,745	29,204
Current assets
Other receivables and assets	10	14,784	16,455
Cash and cash equivalents	11	60,701	26,611
Total current assets		75,485	43,066
TOTAL ASSETS		109,230	72,270
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital		168	168
Premiums related to share capital		107,578	107,581
Reserves		(39,361)	(82,911)
Net loss for the period		(42,452)	(21,183)
Total shareholders’ equity	13	25,934	3,655
Non-current liabilities
Retirement benefit obligations	16	693	634
Provisions		98	53
Borrowings	15	16,458	11,565
Convertible loan notes	15	18,191	18,739
Derivative instruments	15	9,932	4,019
Other financial liabilities	15	5,659	5,512
Deferred tax liabilities	22	—	—
Total non-current liabilities		51,032	40,522
Current liabilities
Borrowings	15	9,608	9,811
Convertible loan notes	15	625	625
Other financial liabilities	15	1,112	1,456
Current provisions		—	12
Trade payables and other current liabilities	17.1	18,558	14,480
Tax and employee-related payables	17.2	2,200	1,559
Deferred income		162	151
Total current liabilities		32,265	28,094
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		109,230	72,270

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Amounts in thousands of euros, except per share amounts)

		FOR THE SIX MONTHS ENDED JUNE 30
	Notes	2021	2022
Other operating income	18	9,318	2,284

Total operating income		9,318	2,284

Research and development	19.1	(23,861)	(15,107)
General and administrative	19.2	(2,631)	(2,223)
Goodwill impairment loss	6	—	(10,986)

Total operating expenses		(26,493)	(28,317)

Operating loss		(17,175)	(26,033)

Financial expenses		(1,294)	(2,346)
Financial income		696	7,195

Financial loss	21	(598)	4,849

Net loss before tax		(17,773)	(21,183)

Income tax	22	( )

Net loss for the period		(17,773)	(21,183)

Loss per share (€/share)
Weighted average number of outstanding shares used for computing basic/diluted loss per share		14,427,790	16,759,215

Basic / diluted loss per share (€/share)	23	(1.23)	(1.26)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)

		FOR THE SIX MONTHS ENDED JUNE 30
	Notes	2021	2022
Net loss for the period		(17,773)	(21,183)

Items that will not be reclassified to profit or loss		8	138
Actuarial gains and losses on retirement benefit obligations	16	8	138
Items that will be reclassified to profit or loss		—	—

Other comprehensive income (loss)		8	138

Total comprehensive income (loss) for the period		(17,765)	(21,045)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of euros, except share data)

(In thousands of euros, except number of shares)	NUMBER OF SHARES ISSUED	SHARE CAPITAL	PREMIUMS RELATED TO SHARE CAPITAL	RESERVES	NET LOSS FOR THE YEAR	TOTAL SHAREHOLDER’S EQUITY
As of January 1, 2021	14,320,271	143	42,073	(2,851)	(37,633)	1,733

Net loss for the period	—	—	—	—	(17,773)	(17,773)
Other comprehensive income (loss)	—	—	—	8	—	8

Total comprehensive loss for the period	—	—	—	8	(17,773)	(17,765)

Appropriation of 2020 net loss	—	—	—	(37,633)	37,633	—
Transaction costs related to capital increase	—	—	(100)	—	—	(100)
Exercises of share warrants under the Equity line agreement	257,000	3	6,609	—	—	6,612
Exercises of share warrants	93,966	1	886	—	—	887
Shares based compensation expense	—	—	—	(67)	—	(67)
Transaction on treasury shares	—	—	—	114	—	114

As of June 30, 2021	14,671,237	147	49,468	(40,429)	(17,773)	(8,587)

As of January 1, 2022	16,764,051	168	107,578	(39,361)	(42,452)	25,934

Net loss for the period	—	—	—	—	(21,183)	(21,183)
Other comprehensive income (loss)	—	—	—	138	—	138

Total comprehensive loss for the period	—	—	—	138	(21,183)	(21,045)

Appropriation of 2021 net loss	—	—	—	(42,452)	42,452	—
Exercises of share warrants	19,134		2	—	—	3
Shares based compensation expense	—	—	—	(1,221)	—	(1,221)
Transaction on treasury shares	—	—	—	(16)	—	(16)

As of June 30, 2022	16,783,185	168	107,581	(82,911)	(21,183)	3,655

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of euros)

		FOR THE SIX MONTHS ENDED JUNE 30
{Amounts in thousands of euros)	Notes	2021	2022
Cash flows used in operating activities
Net loss for the year		(17,773)	(21,183)
Ajustments for:
Elimination Of amortization of intangibles and depreciation of property, plant and equipment		153	151
Elimination of Impairment loss of goodwill	6	—	10,986
Elimination of retirement benefit obligations	16	32	79
Elimination of share-based compensation expenses	14	(67)	(1,426)
Interest expenses and other	21	1,266	2,326
Financal income		—	(15)
Effect of unwinding the discount related to conditional advances		1,942	—
Decrease (increase) in derivatives and liabilities fair value	15	(694)	(7,180)
Forgiveness of Covid 19 conditional advances	17	(9,627)	—
Others		33	(79)

Cash flows used in operating activities before change in working capital requirements		(24,735)	(16,340)

Decrease / (increase) in other receivables and related accounts		(1,531)	(4,194)
Increase (decrease) in trade payables		1,457	(4,058)
Increase / (decrease) in tax and social security liabilities		22	(112)
Increase / (decrease) in deferred income and other liabilities		(10)	(9)

Changes in wording capital requirements		(62)	(8,374)

Cash flows used in operating activities		(24,797)	(24,714)

Cash flows used In Investing activities
Acquisitions of property, plant and equipment		(9)	(55)
Advance made to the Nice CHU	10	(4,000)	—
Payments for the acquisition of Prosynergia (1). incl. related costs, net of cash acquired	4.16 & 10	—	(2,898)
Other cash flows from msed in) investing activities	9	(9)	—

Cash flows used in investing activities		(4,018)	(2,953)

Cash flows provided by (used In) financing activities
Capital increases	13	7,211	3
Transaction costs related to capital increase		(100)	—
Repayments of KREOS (2) 1&2 bond loans	15	(2,184)	(5,379)
Net proceeds from sale of treasury shares		114	(13)
Proceeds from conditional advances	15	—	—
Repayments of conditional advances	15	(30)	(40)
Payments of the lease liabilities	15	(123)	(120)
Interest paid		(1,030)	(882)

Cash flows provided by (used in) financing activities		3,858	(6,431)

increase (decrease) in cash and cash equivalents		(24,958)	(34,098)

Cash and cash equivalents at the beginning of the year		29,302	60,701
Cash and cash equivalents at the end of the year		4,344	26,602

Increase (decrease) in cash and cash equivalents		(24,958)	(34,098)

(1)	Prosynergia SARL (or “Prosynergia”)
(2)	Kreos Capital V UK Ltd (or “Kreos”)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ABIVAX SA NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company

Note 1.1. Information on the Company and its business

ABIVAX SA (the “Company”) is a Société anonyme incorporated under the laws of France on December 4, 2013. Its registered office is located at 11 Boulevard Haussmann—75009 Paris, France. The Company is developing innovative therapeutic approaches (drugs and immunotherapies) to modulate the body’s natural immune system to treat patients with chronic inflammatory diseases, viral infections, and cancer.

These unaudited interim condensed consolidated financial statements (‘interim financial statements’) as of and for the six months ended June 30, 2022 comprise the Company and Prosynergia SARL (or “Prosynergia”), a Luxembourg biotech company, acquired on April 1, 2022 (together referred to as “the Group”).

The Group has incurred losses since its inception and had shareholders’ equity of €3,655 thousand as of June 30, 2022. It anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its drug candidates which are currently under development. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its drug candidates.

The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its research and development activities; (ii) regulatory approval and market acceptance of its proposed future products; (iii) the timely and successful completion of additional financing and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is, and expects to continue to be, in the short to mid-term, financed through the issuance of new equity or debt instruments.

Abivax is currently focusing its efforts on the following:

•

Continuation of the obefazimod clinical development program, with priority given to the treatment of chronic inflammatory diseases. The specific order of priority is as follows: chronic inflammatory bowel disease (IBD), starting with ulcerative colitis, followed by Crohn’s disease, and finally rheumatoid arthritis.

•	Continuation of other therapeutic indicators of obefazimod according to the relevance of scientific data and research into potential derivative molecules of obefazimod.

•	Continuation of the ABX196 clinical development program in the treatment of hepatocellular cancer as a second priority, a pre-requisite for this being the creation of a development partnership.

•	Finally, research into new molecules aimed at treating chronic inflammatory diseases and major viral infections (“Modulation of RNA Biogenesis” platform).

Note 1.2. Date of authorization of issuance

The unaudited interim condensed consolidated financial statements and related notes (the “financial statements”) have been prepared under the responsibility of management of the Company and were approved and authorized for issuance by the Company’s board of directors on December 6, 2022.

Note 2. Basis of preparation

Except for share data and per share amounts, the financial statements are presented in thousands of euros. Amounts are rounded up or down the nearest whole number for the calculation of certain financial data and other information contained in these accounts. Accordingly, the total amounts presented in certain tables may not be the exact sum of the preceding figures.

Statement of compliance

These unaudited interim condensed consolidated financial statements as of and for the 6-month period ended on June 30, 2021 and 2022 have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by IASB and as adopted by the European Union (EU) and should be read in conjunction with the latest Company’s annual financial statements for the year ended December 31, 2020 and 2021 of the Company (the “latest annual financial statements”).

They do not include all the information required for a complete set of financial statements prepared under IFRS. They do, however, include selected notes explaining significant events and transactions in order to understand the changes in the Company’s financial position and performance since the last annual financial statements.

The accounting policies used to prepare these unaudited interim condensed financial statements are identical to those applied by the Company as of December 31, 2021, except for:

•	texts whose application is compulsory as from January 1, 2022;

•	the specific provisions of IAS 34 used in the preparation of the interim financial statements.

The new texts that are mandatory as of January 1, 2022 are the IFRS 3, IAS 16 and IAS 37 amendments as well as the annual improvements to IFRS-2018-2020 cycle relating to IFRS 1, IFRS 9, IFRS 16 and IAS 41. These new texts do not have a significant impact on the Company’s current financial statements.

The standards and interpretations not yet mandatory as of June 30, 2022 have not been early adopted. The expected impacts are not considered significant.

Preparation of the financial statements

The financial statements of the Company were prepared on a historical cost basis, with the exception of certain asset and liability categories and in accordance with the provisions set out under IFRS such as employee benefits measured using the projected unit credit method, borrowings measured at amortized cost and derivative financial instruments measured at fair value.

Going concern

The going concern assumption has been applied to these financial statements despite the losses that the Company has accumulated since inception.

The Company is primarily engaged in the development of drug candidates and has incurred negative cash flow from operations since inception. The Company does not expect to generate revenue in the near future. Despite this being a common business model for Biotech companies, recurring losses may cast significant doubt or raise substantial doubt about the company’s ability to continue as a going concern.

As a result of the level of available cash and cash equivalent of €26.6 million as of June 30, 2022, the repayment of the receivable of €3.4 million held with respect to the University Hospital of Nice in August 2022, the 2021 Research Tax Credit refund of €4.2 million in October 2022, the gross capital increase of €46.2 million in September 2022 and the issuance of royalty certificates for €2.9 million, the Company expects it will be able to fund its forecasted operating cash flow requirements until the end of the first quarter of 2023. Beyond that date, the Company’s ability to fund operations will depend upon its ability to raise additional capital from existing and/or new specialized investors and/or debt from lenders.

Since the inception of the Company, management has successfully completed several rounds of funding and believes the Company will be able to continue as a going concern beyond the next twelve months from the issuance of these financial statements.

Based on its deep knowledge of specialized investors community in Europe and in the United States of America (“U.S.”), the Company has materialized three successive funding rounds since November 2020, allowing the Company to collect €162.1 million. The Company continues to make progress on its lead candidate obefazimod, which has started enrollment of patients in a ulcerative colitis (“UC”) Phase 3 clinical program in October 2022. The Company expects it will be able to extend its financing horizon beyond the end of 2023 through additional dilutive and non-dilutive financing for a total amount that could exceed €70 million and could include a combination of capital increase, venture loans, convertible bonds.

Following the successful Extraordinary General Meeting in November 2022, the Board of Directors has approved the issuance of up to 20 million additional new shares. Actions have been initiated to prepare and secure such financing.

Based on the above and the actions the Company has taken, management has concluded that substantial doubt about its ability to continue as a going concern has been alleviated.

COVID-19 outbreak

The management of the Company has been actively monitoring the COVID-19 situation and its impact globally. To date, the financial results of the Company have not been adversely impacted by the COVID-19 pandemic. However, the management cannot, at this time, predict the extent to which our business could be adversely affected by the COVID-19 pandemic in regions where the Company, or third parties on which the Company relies, have or may establish concentrations of clinical trial sites or other business operations. The extent of the impact of the COVID-19 pandemic on the business, operations and clinical development timelines and plans remains uncertain, and depends on certain developments, including the extent of the impact of the COVID-19 pandemic on the business or operations of manufacturers, contract research organizations (or “CROs”) or other third parties with whom the Company conducts business. The future financial impacts could vary from those foreseen. The management will continue to actively monitor the rapidly evolving situation related to COVID-19 pandemic and may take further actions that alter the operations of the Company, including those that may be required by governmental authorities, or that the management determine are in the best interests of our employees and other third parties with which the Company do business.

To date, the Company has been able to continue its key business activities and advance its clinical programs. However, in the future, it is possible that it will become more difficult to enroll participants in the clinical trials, which could delay the clinical development timelines. In particular, any significant delay, including any delays as a result of the COVID-19 pandemic, in the supply of a drug candidate or raw material components for an ongoing clinical trial due to the need to replace a third-party contract manufacturing organization (or “CMO”), or the potential closure of clinical trial investigation sites in case of a COVID-19 outbreak, could considerably delay the completion of the clinical trials led by the Company.

Situation in Ukraine / Russia

Beginning on February 24, 2022, Russia significantly intensified its military operations in Ukraine. In response, the European Union (or “the EU”), the U.S. and certain other countries have imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations, and the EU, the U.S. and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions should the conflict continue or worsen.

To date, the Company has not experienced any impact on its business, operations and clinical development timelines and plans. The Company has, however:

•	Early terminated the Phase 2b maintenance study of obefazimod in moderate to severe UC in Ukraine, with no material impact for the Company.

•	Decided not to include Ukraine, Russia, and Belarus in its global Phase 3 program for obefazimod in UC.

The Company cannot predict the specific extent, duration, or impact that the conflict in Ukraine and the related sanctions and export controls will have on its financial condition and operations. The Company is closely monitoring developments and will take appropriate measures as necessary.

Note 3. Significant events for the periods ended June 30, 2021 and 2022 and subsequent events

Note 3.1. For the period ended June 30, 2021

COVID-19 BPI subsidies – March 2021

On March 5, 2021, the Company announced the interruption of the phase 2b/3 miR-AGE Covid-19 clinical trial due to lack of efficacy. As the Company terminated its financing agreement with BPI France in March 2021, BPI France made an additional payment of €3.3 million in October 2021 to reimburse additional expenses incurred by the Company and agreed to waive the conditional advance of €6.3 million. See Note 15.2, “Conditional Advances”.

Note 3.2. For the period ended June 30, 2022

Repayment of the advance made to Nice CHU – August 2022

The €4,000 thousand advance made to Nice CHU was reimbursed in August 2022 for an amount of €3,419 thousand. The remaining amount of €581 thousand was settled by way of compensation with a payable due to the Nice CHU related to of third party services expenses that had been invoiced to the Nice CHU as part of the miR-AGE project (see Note 10, “Other receivables and assets”).

Acquisition of Prosynergia SARL – April 2022

On April 1, 2022, the Company acquired 100% of the share capital of Prosynergia SARL (or “Prosynergia”), a Luxembourg biotech company, in order to strengthen its portfolio. The terms of the share purchase agreement (or the “Prosynergia SPA”) entered on November 15, 2021 include an early payment of €325 thousand made on November 25, 2021, an additional payment of €2,925 thousand made on April 1, 2022, and possible earn-out payments for a maximum additional amount of €4,000 thousand based on the potential evolution of the Company’s market capitalization, a listing of the Company’s shares on Nasdaq or a M&A transaction finalized before March 31, 2023. As of June 30, 2022, a financial liability related to the potential future earn-out payment was recorded and measured at fair value at €178 thousand. In addition, the Company granted a loan of €1,400 thousand to Prosynergia on December 1, 2021, which was to be settled no later than December 31, 2025 or at an earlier date in the event of a breach of the Prosynergia SPA. See Note 4, “Accounting principles”.

Impairment of goodwill

In the first half of 2022, management took into account significant external changes in the hepatocellular carcinoma (HC) treatment landscape. These changes are expected to require a new, lengthy, heavy and risky internal development process (use of a combination of compounds). For this purpose, entering into a licensing partnership to fund the completion of the clinical development of ABX196 is an option being considered.

As a result of this change in circumstances, an impairment test of the ABX196 Cash Generating Unit (“CGU”) was performed and resulted in an impairment loss of €10,986 thousand of the goodwill allocated to such CGU, which net carrying amount decreased from €13,586 thousand as of December 31, 2021 to €2,600 thousand as of June 30, 2022 (see Note 6 “Goodwill and impairment test”).

Note 3.3. Subsequent events

Abivax announces a change in governance – August 2022

On August 16, 2022, Abivax announced a transition in the chairmanship of its Board of Directors. Philippe Pouletty, Abivax’s founder and Chairman of the Board of Directors since the Company was created in 2013, informed the Board of Directors of his decision to resign as Chairman with immediate effect. However, after many years of successfully leading the Board of Directors, Mr Pouletty will continue to support the Company’s development as a member of the Board of Directors.

Pending the appointment of a new, permanent independent Chair, Ms Corinna zur Bonsen-Thomas, an independent member of the Board of Directors of Abivax, will carry out the role of interim Chair.

Abivax announces oversubscribed €49,200 thousand cross-over financing with top-tier US and European investors – September 2022

On September 2, 2022, Abivax announced oversubscribed financing of around €49.2 million, led by TCGX with the participation of Venrock Healthcare Capital Partners, Deep Track Capital, Sofinnova Partners, Invus and Truffle Capital, top-tier investors specialising in the biotechnology sector.

The financing consists of two transactions:

•

a reserved capital increase of a gross amount of approximately €46.2 million through the issuance of 5,530,000 new shares with a nominal value of €0.01 per share, representing 33% of its current share capital, at a subscription price of €8.36 per share; and

•

an issue of royalty certificates amounting to €2.9 million. The royalty certificates give right to their holders to royalties equal to 2% of the future net sales of obefazimod (worldwide and for all indications) as from the commercialization of such product. The amount of royalties that may be paid under the royalty certificates is capped at €172 million.

The proceeds of the financing will primarily be used to fund the advancement of Phase 3 clinical trials for obefazimod in ulcerative colitis, expanding the Company’s cash runway to the end of Q1 2023.

Related transaction costs amounted to €3.3 million.

Note 4. Accounting principles and Prosynergia acquisition

Accounting of Prosynergia acquisition

The Company’s accounting policies are the same as those described in the last annual financial statements of the Company except for accounting principles related to the acquisition and consolidation of Prosynergia.

Since April 1, 2022, the Company owns a 100% ownership interest and as such controls Prosynergia. The Company has power over Prosynergia, is exposed or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of Prosynergia are therefore included in the consolidated financial statements of the Company since the date control is obtained, i.e. April 1, 2022, and consolidation will end when control ceases. All balance sheet assets and liabilities, income and expenses relating to intercompany transactions are eliminated.

Considering that Prosynergia only owned patent rights but did not enter into any employee contract, research agreement, collaboration agreement or out-licensed agreement, it does not meet the definition of a business under IFRS 3. Consequently, the acquisition cost of this group of assets was then allocated between the identifiable assets and liabilities acquired, pro rata to their respective fair values as of April 1, 2022, without recognition of goodwill. For this purpose, the following approach was applied: first measurement of any identifiable asset or liability initially measured at an amount other than cost in accordance with the applicable standards, deduction from the cost of the group of assets of the amounts allocated to these assets and liabilities, and then allocation of the residual cost of acquisition to the remaining identifiable assets and liabilities based on their relative fair values at the date of acquisition.

In this context, the €1,400 thousand loan granted to Prosynergia in December 2021 was included in the acquisition cost to be allocated, since, in substance, it was considered as a prepayment for the acquisition of the group of assets, which is repayable in cash in the event of non-completion of the transaction.

The potential earn-out payment to be paid in the first half of 2023 was measured at fair value on April 1, 2022, for an amount of €1,446 thousand, and included in the acquisition cost. This earn out is triggered in the event the Company’s market capitalization is in excess of €300 million (evaluated at certain specified record dates), a listing of the Company’s shares on Nasdaq or a merger and acquisition transaction prior to March 31, 2023. The amount of the earn-out is equal to 1% of the difference between the Company’s market capitalization and €300 million, subject to a maximum amount of €4.0 million. It is, as the case may be, payable in the first half of 2023. No amount will be payable in the event the Company’s market capitalization is lower than €300 million. The related financial liability is subsequently remeasured to its fair value at each reporting date. The gain or loss arising from the change in the fair value is recognized in profit of loss immediately. As of June 30, 2022, the fair value of the earn-out liability amounts to €178 thousand. The remeasurement results in a financial income of €1,267 thousand over the period ended June 30, 2022.

The allocation of the acquisition cost is as follows:

(Amounts in thousands of euros)	Amount allocated as of April 1, 2022
Cash prepayment made in 2021	325
Loan granted to Prosynergia in 2021	1,400
Cash payment made in 2022	2,925
Acquisition fees (1)	466
Earn-out measured at fair value	1,446
Total acquisition cost allocated	6,562

Patents	6,529
Cash and cash equivalents	42

Total assets	6,571

Total liabilities	(9)

Total net assets	6,562

(1)	Of which €.451 thousand were disbursed in 2021 and €.15 thousand in 2022.

The acquisition cost was mainly allocated to Prosynergia’s patents US 10,464,903 (filed on March 20, 2017 and granted on November 5, 2019), EP3 429 998 (filed on March 20, 2017 and granted on September 1, 2021) and continuation US 10,745,357 (filed on November 1, 2019 and granted on August 18, 2020). All patents will expire in 2037.

These patents cover alternative synthesis process for obefazimod and a family of close chemical analogues. They also cover alternative forms of obefazimod (salts thereof and crystalline forms of said salts), the pharmaceutical composition comprising them, that could be of interest to Abivax for future development.

Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgments and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual values may differ from estimated values.

The significant judgments made by management in the application of the Company’s accounting policies and the key sources of estimation uncertainty are the same as those described in the last annual financial statements of the Company.

Measurement of fair values

A number of the Company’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Seasonality of operations

The Group’s operations are not subject to a significant seasonality.

Note 5. Segment information

The assessment of the Company’s performance and the decisions about resources to be allocated are made by the chief operating decision maker, based on the management reporting system of the Company. The Company identified the Chief Executive Officer of the Company as “Chief operating decision maker”. The Chief operating decision maker reviews on an aggregated basis the incurred expenses for allocating and evaluating performance of the Company.

The Company operates in a single operating segment: R&D of pharmaceutical products in order to market them in the future.

All operations, assets, liabilities and losses of the Company are located in France.

Note 6. Goodwill and impairment test

Goodwill relates to the acquisition of Splicos SAS and Wittycel SAS occurred in 2014 (i.e., prior the transition date to IFRS), which were merged into Abivax Company in the same year.

Goodwill from Splicos SAS and Wittycel SAS acquisition corresponds to the “Modulation of RNA biogenesis / splicing” technological platform and the “iNKT agonists” technological platform, respectively, from which derived the lead drug candidates of the Company: ABX464 and ABX196, respectively.

In accordance with IAS 36, goodwill is allocated to groups of cash generating units (CGUs) at a level corresponding to the lead drug candidates. Thus, goodwill from Splicos SAS and Wittycel SAS are allocated to ABX464 CGU and ABX196 CGU, respectively.

The net carrying amount of Splicos SAS goodwill is €18,419 thousand as of December 31, 2021 and June 30, 2022. The net carrying amount of Wittycel SAS goodwill decreased from €13,586 thousand as of December 31, 2021 to €2,600 thousand as of June 30, 2022.

In the first half of 2022, management took into account significant external changes in the hepatocellular carcinoma (HC) treatment landscape. These changes are expected to require a new, lengthy, heavy and risky internal development process (use of a combination of compounds). For this purpose, entering into a licensing partnership to fund the completion of the clinical development of ABX196 is being considered.

As a result of this change in circumstances, an impairment test of ABX196 CGU was performed in accordance with IAS 36. The carrying amount of the CGU was compared to the fair value which was higher than value in use. The fair value was based on discounted future cash-flows, assuming an out-licensing to a market participant, using the following key assumptions:

•	An hypothetical licensing agreement financial terms modeled on the basis of publicly available studies and transactions already carried out, including milestones and royalties;

•	Sales forecasts on which royalties were based, were established on the basis of studies relating to the treatment of hepatocellular carcinoma;

•	the probabilities of success were constructed on the basis of publicly available oncological studies;

•	A discount rate (or “WACC”) of 13.5%, based on a risk-free rate of 1.5%, a 8.00% market risk premium and a levered beta of 1.5.

This impairment test resulted in an impairment loss of €10,986 thousand of Wittycell’s goodwill, based on a fair value of €2,600 thousand.

Taking into account future milestones attached to an hypothetical licensing agreement, only a POS at 0% would result in a full impairment of the intangible asset.

Regarding ABX464, as the product is currently in development, a clinical trial failure or a failure to obtain a marketing approval could result in an impairment.

Note 7. Intangible assets

Intangible assets are mainly comprised of the intellectual property underlying:

•

The exclusive license agreement with the Scripps Research Institute, University of Chicago and Brigham Young University for which the Company paid a milestone of €45 thousand in September 2019 as a result of an IND filling of ABX196.

•

The collaboration and license agreement with the CNRS, Montpellier 2 university and the Curie for which the Company paid a €40 thousand milestone in September 2019 as a result of the entry in phase 2 of ABX464/obefazimod clinical study. Also, in January 2022, the Company was invoiced a €35 thousand milestone as a result of the entry of phase 3 ABX464/obefazimod clinical study,

•	Patents acquired through the acquisition of Prosynergia of €6,529 thousand (cf. Note 4). The patents are not yet amortized, similarly to licenses.

The following tables presents movements in intangible assets as of June 30, 2021 and 2022:

(amounts in thousands of euros)	LICENCES	SOFTWARES	PATENTS	TOTAL
GROSS VALUES
Statement of financial position as of December 31, 2020	85	24	—	110

Acquisition	—	—	—	—

Statement of financial position as of June 30, 2021	85	24	—	110

(amounts in thousands of euros)	LICENCES	SOFTWARES	PATENTS	TOTAL
AMORTIZATION
Statement of financial position as of December 31, 2020	—	(12)	—	(12)

Increase	—	(2)	—	(2)

Statement of financial position as of June 30, 2021	—	(14)	—	(14)

(amounts in thousands of euros)	LICENCES	SOFTWARES	PATENTS	TOTAL
NET BOOK VALUES
As of December 31, 2020	85	12	—	98
As of June 30, 2021	85	10	—	96

(amounts in thousands of euros)	LICENCES	SOFTWARES	PATENTS	TOTAL
GROSS VALUES
Statement of financial position as of December 31, 2021	85	24	—	110

Acquisition	35	—	6,529	6,564

Statement of financial position as of June 30, 2022	120	24	6,529	6,673

(amounts in thousands of euros)	LICENCES	SOFTWARES	PATENTS	TOTAL
AMORTIZATION
Statement of financial position as of December 31, 2021	—	(17)	—	(17)

Increase	—	(2)	—	(2)

Statement of financial position as of June 30, 2022	—	(19)	—	(19)

(amounts in thousands of euros)	LICENCES	SOFTWARES	PATENTS	TOTAL
NET BOOK VALUES
As of December 31, 2021	85	8	—	93
As of June 30, 2022	120	5	6,529	6,654

Note 8. Property, plant and equipment

The following tables presents movements in property, plant and equipment including the right of use of assets (or “ROU”) as of June 30, 2021 and 2022:

(amounts in thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
GROSS VALUES
Statement of financial position as of December 31, 2020	593	447	194	1,234	636

Acquisition	—	1	8	9	—
Disposal	—	(51)	(43)	(94)	—

Statement of financial position as of June 30, 2021	593	397	159	1,150	636

Statement of financial position as of December 31, 2021	593	402	235	1,230	682

Acquisition	—	44	11	55	—
Disposal	—	(3)	(10)	(13)	—

Statement of financial position as of June 30, 2022	593	443	236	1,272	682

(amounts in thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
DEPRECIATION
Statement of financial position as of December 31, 2020	(222)	(368)	(151)	(741)	(243)

Increase	(111)	(25)	(14)	(151)	(121)
Decrease	—	51	43	94	—

Statement of financial position as of June 30, 2021	(334)	(342)	(122)	(798)	(364)

Statement of financial position as of December 31, 2021	(445)	(346)	(134)	(925)	(470)

Increase	(111)	(17)	(17)	(145)	(123)
Decrease	—	—	—	—	—

Statement of financial position as of June 30, 2022	(556)	(362)	(152)	(1,070)	(593)

(amounts in thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
NET BOOK VALUES
As of December 31, 2020	371	79	44	493	394
As of June 30, 2021	260	55	37	352	273
As of December 31, 2021	148	56	101	305	212
As of June 30, 2022	37	80	84	202	89

Right of use assets relate to buildings, vehicles and furniture. Right of use assets related to buildings amounted to €148 thousand and €37 thousand as of December 31, 2021 and June 30, 2022, respectively.

Note 9. Other financial assets

Other financial assets break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2021	AS OF JUNE 30, 2022
OTHER FINANCIAL ASSETS
Deposits paid under the liquidity agreement	333	320
Deposits paid on Kreos 1 and 2 bond loans	902	902
Other	107	107

Other financial assets	1,342	1,329

Note 10. Other receivables and other assets

Other receivables and other assets break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2021	AS OF JUNE 30, 2022
OTHER RECEIVABLES AND OTHER ASSETS
Research tax credit (“CIR”)	4,374	6,553
VAT receivables	3,961	3,646
Advance made to the Nice CHU	4,000	4,000
Advance payments for the acquisition of Prosynergia	1,725	—
Advances related to CRO contracts	—	1,963
Prepaid expenses	721	291
Other	4	2

Other receivables and other assets	14,784	16,455

Research tax credit (“CIR”)

The CIR for the tax year 2021 of €4,204 thousand was received in October 2022.

VAT Receivables

Value-added tax (“VAT”) receivables relate primarily to the deductible VAT and VAT refunds claimed.

Advance made to the Nice CHU

On January 20, 2021, the Company amended the research agreement entered with the University Hospital Center of Nice (or “Nice CHU”) on September 25, 2020, which consisted in the conduct of a study to test whether ABX464 could prevent the development of severe Covid-19 disease in the participants. The Company agreed to advance amount of €4,000 thousand to Nice CHU corresponding to the expenses recharged by its third parties for the year ended December 31, 2021. An amount of €3,419 thousand was reimbursed in August 2022. The remaining €581 thousand amount was settled by way of compensation with a payable due to the Nice CHU related to third-party services expenses that had been invoiced to the Nice CHU as part of the miR-AGE project.

Advances related to CRO contracts

Additional advances amounting to €1,963 thousand were made during the six-month period ended June 30, 2022. These advances are related to CRO contracts for clinical studies and are to be recovered at the end of the studies after final financial reconciliation.

Advance payment for the acquisition of Prosynergia

In the context of the acquisition of Prosynergia, the Company made an initial payment of the acquisition price of €325 thousand on November 25, 2021 (see Note 3.3).

On December 1, 2021, the Company signed a loan agreement with Prosynergia for €1,400 thousand. Prosynergia committed to reimburse the loan at the end of the contract, on December 31, 2025. The purpose of the loan was to allow early repayment by Prosynergia of all its existing indebtedness and was a suspensive condition for the acquisition of Prosynergia shares provided by the Share purchase agreement entered with the shareholder of Prosynergia on November 15, 2021. For accounting purposes, this loan is considered as a prepayment for the acquisition of Prosynergia’s group of assets, which is repayable in cash in the event of non-completion of the transaction.

Note 11. Cash and cash equivalents

Cash and cash equivalents break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2021	AS OF JUNE 30, 2022
CASH AND CASH EQUIVALENTS
Short-term investments	6	15,015
Bank accounts (cash at hand)	60,695	11,597

Cash and cash equivalents	60,701	26,611

Short-term deposits mainly correspond to term deposits that are redeemable at any time and were terminated in July and August 2022.

Note 12. Financial assets and liabilities

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

			AS OF DECEMBER 31, 2021
(amounts in thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	1,342	1,342	—	1,342	—
Other receivables and assets (2)	14,784	14,784	—	14,784	—
Cash and cash equivalents (1)	60,701	60,701	—	60,701	—

Total financial assets	76,827	76,827	—	76,827	—

Financial liabilities—non-current portion (4, Note 15)	50,240	52,589	9,932	—	42,657
Financial liabilities—current portion (3, Note 15)	11,345	11,345	—	—	11,345
Trade payables and other current liabilities (3)	18,558	18,558	—	—	18,558
Tax, employee-related payables (5)	1,180	1,180	—	—	1,180

Total financial liabilities	81,323	83,671	9,932	—	73,739

			AS OF JUNE 30, 2022
(amounts in thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	1,329	1,329	—	1,329	—
Other receivables and assets (2)	16,455	16,455	—	16,455	—
Cash and cash equivalents (1)	26,611	26,611	—	26,611	—

Total financial assets	44,395	44,395	—	44,395	—

Financial liabilities—non-current portion (4, Note 15)	39,835	37,131	3,958	—	33,172
Financial liabilities—current portion (3, Note 15)	11,892	11,892	178	—	11,713
Trade payables and other current liabilities (3)	14,480	14,480	—	—	14,480
Tax, employee-related payables (5)	777	777	—	—	777

Total financial liabilities	66,983	64,279	4,137	—	60,142

(1)

The fair value of financial assets (such as cash at hand and fixed term deposit in cash and cash equivalents) is determined based on Level 1 fair value measurements and corresponds to the market value of the assets.

(2)	The carrying amount of financial assets measured at amortized cost was deemed to be a reasonable estimation of fair value.
(3)

The carrying amount of short-term financial liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value (except for the Prosynergia earn-out liability, based on Level 3 fair value measurement and estimated based on models and assumptions detailed in note 15).

(4)

The fair value of Kreos A&B BSA, the OCEANE conversion option is based on Level 3 fair value measurements and is estimated based on models and assumptions detailed in note 15. The fair value of other long-term financial liabilities is determined based on Level 3 fair value measurements and is estimated based on future cash-flows discounted at market rates, using the following assumptions:

•

For the debt components of Kreos 1&2 bonds, a credit spread of, respectively, 1,058 bp and 1,258 bp as of December 31, 2021 and June 30, 2022. As of December 31, 2021 and June 30, 2022, an increase in the credit spread by +100 bp would result, respectively, in a decrease in the Kreos 1&2 bonds fair value by €209 thousand and €126 thousand.

•

For the debt component of OCEANE bonds, a credit spread similar to that detailed in note 15. As of December 31, 2021 and June 30, 2022, an increase in the credit spread by +100 bp would result, respectively, in a decrease in the OCEANE debt component fair value by €648 thousand and €532 thousand.

•	For the conditional advances and the PGE loan, a credit spread of, respectively, 850 bp and 1,050 bp as of December 31, 2021 and June 30, 2022.

An increase in the credit spread by +100 bp would result in the following:

•	As of December 31, 2021 and June 30, 2022, a decrease in the PGE loan fair value by, respectively, €102 thousand and €78 thousand.

•	As of December 31, 2021 and June 30, 2022, a decrease in the RNP-VIR conditional advance fair value by, respectively, €61 thousand and €43 thousand.

•	As of December 31, 2021 and June 30, 2022, a decrease in the CARENA conditional advance fair value by, respectively, €58 thousand and €44 thousand.

•	As of December 31, 2021 and June 30, 2022, a decrease in the Ebola conditional advance fair value by, respectively, €3 thousand and €2 thousand.

•	As of December 31, 2021 and June 30, 2022, a decrease in the Covid-19 conditional advance fair value by, respectively, €161 thousand and €124 thousand.

(5)	Social security and other tax payables are excluded from the tax and employee-related payables, as this analysis is required only for financial instruments.

Note 13. Shareholders’ equity

Note 13.1. Share capital issued

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

As of June 30, 2022, the Company’s share capital amounted to €168 thousand divided into 16,783,185 ordinary shares issued with a par value of €0.01 each, fully paid up. As of December 31, 2021, the Company’s share capital amounted to €168 thousand divided into 16,764,051 ordinary shares issued with a par value of €0.01 each, fully paid up.

Share capital does not include founders’ share subscription warrants (“bons de souscription de parts de créateur d’entreprise” or “BCE”), share subscription warrants (“Bons de souscription d’actions,” or “BSA”) and free shares (“Attributions gratuites d’actions,” or “AGA”) that have been granted to certain investors or natural persons, both employees and non-employees of the Company, but not yet exercised.

Treasury shares

The Company held 8,600 and 9,600 of its own shares as of December 31, 2021 and June 30, 2022, respectively.

The number of outstanding ordinary shares was 16,755,451 and 16,773,585 as of December 31, 2021 and June 30, 2022, respectively.

Note 13.2. Equity line instruments

Equity line agreement with Kepler Cheuvreux

The Company entered into an equity line agreement with Kepler Cheuvreux in September 2017. In accordance with the terms of this agreement, Kepler Cheuvreux, acting as financial intermediary and guarantor of the transaction, committed to subscribe for 970,000 shares, at its own initiative, following a schedule lasting no longer than 24 months, at an issuance price based on an average market price weighted according to the volumes traded over the two trading days preceding each issue, less a maximum discount of 7.0%. The Company decided to renew this financing line and entered into an agreement on September 30, 2019 with Kepler Cheuvreux, who committed to subscribe for 730,000 shares (corresponding to the number of shares unsubscribed as of September 30, 2019 and granted under the previous agreement) under the same terms and conditions than the previous agreement for a period of 24 months. On September 30, 2021, the Company extended the agreement for an additional period of 12 months for the unsubscribed shares at that date.

The number of BSAs outstanding as of December 31, 2021 was 300,000. There was no exercise of BSAs during the period ended June 30, 2022.

Note 13.3. Change in share capital

The increases in the share capital for the period ended June 30, 2021 relate to:

•

The exercises of 93,966 share warrants, resulting in a capital increase of €1 thousand by issuing 93,966 ordinary shares with a par value of €0.01 per share and an average subscription price of €9 per share;

•

The exercise of 257,000 share warrants under the Equity line agreement, resulting in a capital increase of €3 thousand, net of commissions, by issuing 257,000 ordinary shares with a par value of €0.01 per share and an average subscription price of €26 per share;

Incremental costs directly attributable to the issue of new shares were classified as a deduction of shareholders’ equity and amounted to €100 thousand for the period ended June 30, 2021.

The increase in the share capital for the period ended June 30, 2022 relates to the exercise of 19,134 share warrants, resulting in a capital increase of €0 thousand by issuing 19,134 ordinary shares with a par value of €0.01 per share and an average subscription price of €0.14 per share.

Distribution of dividends

The Company did not distribute any dividends for any of the periods presented.

Note 14. Share-based payments

The Company has granted BCEs, BSAs and AGAs.

BCEs

The following tables summarize the data relating to BCEs:

GRANT DATE	TYPE	NUMBER OF BCEs ISSUED	NUMBER OF BCEs OUTSTANDING AS OF JANUARY 1, 2021	NUMBER OF LAPSED BCEs	NUMBER EXERCISED BCEs OF	NUMBER OF BCEs OUTSTANDING	NUMBER OF BCEs EXERCISABLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIONS ARE MET
				FOR THE PERIOD ENDED JUNE 30, 2021		AS OF JUNE 30, 2021
2014-03-11	BCE-2014-2	2,750	1,000	—	—	1,000	1,000	100,000
2014-03-11	BCE-2014-4	984	184	—	—	184	184	18,400
2016-11-07	BCE-2016-1	84,000	54,992	—	(9,100)	45,892	45,892	45,892
2017-01-23	BCE-2017-1	67,374	67,000	—	—	67,000	33,313	67,000
2017-11-20	BCE-2017-2	150,000	150,000	—	—	150,000	67,188	150,000
2017-11-20	BCE-2017-3	—	101,061	(52,284)	(47,372)	1,405	1,405	1,405
2017-11-20	BCE-2017-4	67,374	67,374	—	(1)	67,373	33,686	67,373
2017-11-20	BCE-2017-5	67,374	67,374	—	—	67,374	33,686	67,374
2018-03-15	BCE-2018-1	22,000	20,070	—	(3,000)	17,070	12,945	17,070
2018-05-21	BCE-2018-2	67,374	67,374	—	—	67,374	25,966	67,374
2018-05-14	BCE-2018-3	0	33,687	—	(16,843)	16,844	—	16,844
2018-05-14	BCE-2018-4	16,843	16,843	—	—	16,843	8,422	16,843
2018-05-14	BCE-2018-5	22,000	11,250	—	(1,250)	10,000	7,250	10,000

	Total BCEs	568,598	658,209	(52,284)	(77,566)	528,359	270,936	645,575

GRANT DATE	TYPE	NUMBER OF BCEs ISSUED	NUMBER OF BCE OUTSTANDING AS OF JANUARY 1, 2022	NUMBER OF LAPSED BCEs	NUMBER OF EXERCISED BCEs	NUMBER OF BCEs OUTSTANDING	NUMBER OF BCEs EXERCISABLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIONS ARE MET
						AS OF JUNE 30, 2022
2014-03-11	BCE-2014-2	2,750	1,000	—	—	1,000	1,000	100,000
2016-11-07	BCE-2014-4	984	184	—	—	184	184	18,400
2016-11-07	BCE-2016-1	84,000	24,495	—	—	24,495	24,495	24,495
2017-01-23	BCE-2017-1	67,374	67,000	—	—	67,000	33,313	67,000
2017-11-20	BCE-2017-2	150,000	150,000	—	—	150,000	75,000	150,000
2017-11-20	BCE-2017-4	67,374	67,373	—	—	67,373	33,686	67,373
2017-11-20	BCE-2017-5	67,374	64,374	—	—	64,374	30,686	64,374
2018-03-15	BCE-2018-1	22,000	15,070	—	—	15,070	15,070	15,070
2018-05-14	BCE 2018-3	33,687	16,844	—	—	16,844	—	16,844
2018-05-14	BCE-2018-4	16,843	16,843	—	—	16,843	8,422	16,843
2018-05-14	BCE-2018-5	22,000	6,584	(250)	(334)	6,000	6,000	6,000

	Total BCEs	702,821	429,767	(250)	(334)	429,183	227,856	546,399

BSAs

The following tables summarize the data relating to BSAs as well as the assumptions used for the measurement thereof in accordance with IFRS 2—Share-based Payment:

GRANT DATE	TYPE	NUMBER OF BSAs ISSUED	NUMBER OF BCAs OUTSTANDING AS OF JANUARY 1, 2021	NUMBER OF LAPSED BSAs	NUMBER OF EXERCISED BSAs	NUMBER OF BSAs OUTSTANDING	NUMBER OF BSAs EXERCISABLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIONS ARE MET
						AS OF JUNE 30, 2021
2014-03-11	BSA-2014-3	1,172	680	—	—	680	680	68,000
2015-12-04	BSA-2015-11	96,924	96,924	—	—	96,924	96,924	96,924
2015-12-04	BSA-2015-12	82,000	16,400	—	—	16,400	16,400	16,400
2017-09-18	BSA-2017-1	16,400	16,400	—	—	16,400	16,400	16,400
2018-01-22	BSA-2018-1	49,200	32,800	—	(16,400)	16,400	16,400	16,400
2014-03-11	BSA-2014-4	1,315	842	—	—	842	842	84,160
2014-03-11	BSA-2014-5	787	459	—	—	459	459	45,900

	Total BSAs	247,879	164,505	—	(16,400)	148,105	148,105	344,184

GRANT DATE	TYPE	NUMBER OF BSAs ISSUED	NUMBER OF BCAs OUTSTANDING AS OF JANUARY 1, 2022	NUMBER OF LAPSED BSAs	NUMBER OF EXERCISED BSAs	NUMBER OF BSAs OUTSTANDING	NUMBER OF BSAs EXERCISABLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIONS ARE MET
						AS OF JUNE 30, 2021
2014-03-11	BSA-2014-3	1,172	680	—	(188)	492	492	49,200
2015-12-04	BSA-2015-11	96,924	96,924	—	—	96,924	96,924	96,924
2015-12-04	BSA-2015-12	82,000	16,400	—	—	16,400	16,400	16,400
2017-09-18	BSA-2017-1	16,400	16,400	—	—	16,400	16,400	16,400
2018-01-22	BSA-2018-1	49,200	16,400	—	—	16,400	16,400	16,400
2014-03-11	BSA-2014-4	1,315	842	—	—	842	842	84,160
2014-03-11	BSA-2014-5	787	459	—	—	459	459	45,900

	Total BSAs	247,798	148,105	—	(188)	147,917	147,917	325,384

AGAs

The following tables summarize the data relating to AGAs as well as the assumptions used for the measurement thereof in accordance with IFRS 2—Share-based Payment:

GRANT DATE	TYPE	NUMBER OF AGAs ISSUED	NUMBER OF AGAs OUTSTANGING AS OF JANUARY 1, 2022	NUMBER OF LAPSED AGAs	NUMBER OF EXERCISED AGAs	NUMBER OF AGAs OUTSTANDING AS OF JUNE 30, 2022
2021-09-21	AGA 2021	155,000	155,000	(155,000)	—	—
	Total AGAs	155,000	155,000	(155,000)	—	—

AGAs granted in September 2021 are subject to a vesting service condition of one year following the grant date. The number of shares to be vested under this plan depended on the following conditions: completion of a M&A transaction on or prior to July 31, 2022 and a price per ordinary share of the Company retained in the framework of the M&A Transaction at least equal to €100 per share (or lower than €100 per share). During the period ended June 30, 2022, the AGAs were all forfeited since no M&A transaction was completed on or prior to July 31, 2022. This resulted in a reversal of the related compensation expense of €1,026 thousand and the reversal of the accrual for social taxes of €205 thousand that was recorded as of December 31, 2021.

Breakdown of the compensation expenses accounted for the period ended June 30, 2021 and 2022

TYPE	EXPENSES RELATED TO THE PERIOD ENDED JUNE 30, 2021	EXPENSES RELATED TO THE PERIOD ENDED JUNE 30, 2022
(In thousands of euros)
BCEs	(67)	(195)
BSAs	0	(0)
AGAs	—	(1,231)

Total	(67)	(1,426)

For the period ended June 30, 2021, the total share-based compensation expense net of the reversal of forfeited plans amounted to an income of €67 thousand (a €133 thousand income in research and development and a €66 thousand expense in general and administrative).

For the period ended June 30, 2022, the total share-based compensation expense net of the reversal of AGA expense result in an income of €1,426 thousand, including the related social taxes (€828 thousand in research and development and €598 thousand in general and administrative).

Note 15. Financial liabilities

Financial liabilities break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2021	AS OF JUNE 30, 2022
FINANCIAL LIABILITIES
Kreos 1 & 2 bond loans	11,700	8,015
Lease liabilities	43	39
PGE	4,715	3,511

Borrowings	16,458	11,565

Kreos 1 convertible bond notes	—	—
OCEANE	18,191	18,739

Convertible loan notes	18,191	18,739

Kreos A & B BSA	4,003	1,404
OCEANE conversion option	5,929	2,615

Derivative instruments	9,932	4,019

Conditional advances BPI	5,659	5,512

Other financial liabilities	5,659	5,512

Total non-current financial liabilities	50,240	39,835

Kreos 1 & 2 bond loans	9,410	8,510
Lease liabilities	170	51
PGE	27	1,250

Borrowings	9,608	9,811

Conditional advances BPI	1,112	1,277
Prosynergia earn-out liability	—	178

Other financial liabilities	1,112	1,456

OCEANE	625	625
Derivative instruments	—	—

Convertible loan notes	625	625

Total current financial liabilities	11,345	11,892

Total financial liabilities	61,585	51,727

Note 15.1. State guaranteed loan – “PGE”

In June 2020, the Company subscribed to a PGE from Société Générale with an initial maturity of 12 months at 0.25% interest rate and a five-year extension option. In March 2021, the company exercised the five-year extension option with a one-year deferral of the principal repayment, with the following conditions:

•	Interest rate: 0.58% per annum excluding insurance and state guaranteed premium,

•	State guaranteed premium of €138 thousand to be paid by installments over the contract period starting in June 2021, and

•	Reimbursement by yearly installments from June 2021 to June 2026.

Note 15.2. Conditional advances

(amounts in thousands of euros)	AS OF DECEMBER 31, 2021	AS OF JUNE 30, 2022
CONDITIONAL ADVANCES
RNP VIR – BPI France	4,103	4,144
CARENA – BPI France	2,423	2,438
EBOLA – BPI France	244	206
COVID-19 – BPI France	—	—

Total conditional advances	6,770	6,789

RNP VIR – BPI France

Under the RNP-VIR contract, the Company was eligible to receive up to €6.3 million in conditional advances to further develop methods for the discovery of new molecules for the treatment of viral infectious diseases through the development of the “Modulation of RNA biogenesis” platform. On December 31, 2021, the Company had received €4,032 thousand, of which €1,756 thousand was received in September 2017, €346 thousand in August 2018 and €1,930 thousand in November 2019. The repayment of these funds is spread over five years from the date on which the repayments are called by BPI.

See Note 25.2. Commitments under BPI conditional advances.

CARENA – BPI France

Under the CARENA agreement, the Company was eligible to receive up to €3.8 million to develop a therapeutic HIV treatment program with ABX464. On December 31, 2021, the Company received €2,187 thousand, of which €1,150 thousand was received in December 2013, €1,008 thousand in September 2014 and €29 thousand received in June 2016.

The repayment of the advance is spread over five years from the date on which the repayments are called by BPI. An additional repayment is provided for based on the income ABIVAX generates through this research and development program.

See Note 25.2. Commitments under BPI conditional advances

EBOLA – BPI France

Under the BPI France and Occitanie region joint aid agreement, the Company received a total of €390 thousand. The reimbursement is spread from 2019 to June 2024.

COVID-19 – BPI France

In May 2020, BPI France granted the Company with a conditional advance of up to a total of €15.9 million under the COVID-19 agreement to complete the miR-AGE study to demonstrate the efficacy and safety of ABX464 for the treatment of COVID-19 patients at risk of developing severe forms of the disease thanks to an anti-inflammatory and antiviral effect.

Unless the project fails, the repayment of these funds was to be spread over five years from March 31, 2023.

However, in view of the latest study results and the recommendations of the health authorities, the Company terminated the study in March 2021. BPI France waived the reimbursement of the advances in April 2021.

Note 15.3. Lease liability

Lease expenses related to short-term lease contracts and low value assets are not included in the valuation of the lease liability for an amount of €18 thousand and €10 thousand for the periods ended June 30, 2021 and 2022, respectively.

(amounts in thousands of euros)	LEASE LIABILITY
As of December 31, 2020	400

(+) Increase	—
(-) Decrease	(123)

As of June 30, 2021	277

As of December 31, 2021	214

(+) Increase	—
(-) Decrease	(124)

As of June 30, 2022	89

Lease liabilities mainly relate the Company’s headquarter and to a lesser extent to vehicles, parking and printers (Note 8).

In September 2016, the Company entered into a lease for its headquarters in Paris, France. The lease ended in August 2022 as planned. As of December 31, 2021 and June 30, 2022, the lease liability of the headquarter represents 92% and 94% of the total lease liability, respectively.

Lease expenses related to lease contracts were €126 thousand and €125 thousand for the six months period ended June 30, 2021 and 2022, respectively. They were recognized for (i) €123 thousand and €124 thousand as Depreciation expenses and (ii) €3 thousand and €1 thousand as Interest expenses, for the six months period ended June 30, 2021 and 2022, respectively.

Note 15.4 Prosynergia earn-out liability

The Prosynergia earn-out liability is measured at fair value using a Black-Scholes valuation model. The main data and assumptions are the following:

Prosynergia earn-out	As of April 1, 2022	As of and for the period ended June 30, 2022
Risk free rate	-0.27%	0.39%
Market capitalization (in thousands of €)	403,118	175,352
Ordinary share price (€)	24.15	10.46
Time to maturity	1 year	0.75 year
Volatility	61.00%	77.16%
Dividend	0%	0%

Fair value of the earn-out liability (in thousands of €)	(1,446)	(178)

As of April 1, 2022, using the same assumption with an increase of +1% volatility, €+1 share price and +1% risk free rate would result in an increase of the earn-out liability fair value by €12 thousand, €132 thousand and €17 thousand, respectively.

As of June 30, 2022, using the same assumption with an increase of +1% volatility, €+1 share price and +1% risk free rate would result in an increase of the earn-out liability fair value by €5 thousand, €58 thousand and €3 thousand, respectively.

Note 15.5. Change in financial liabilities

(Amounts in thousands of euros)				Conditional		Prosynergia
FINANCIAL LIABILITIES (excluding derivatives instruments)	Kreos 1 & 2 bond loans	OCEANE	PGE	advances BPI	Lease liabilities	earn-out liability	Total
As of January 1, 2021	26,233	—	4,623	11,193	400	—	42,449

Proceeds	—	—	—	—	—	—	—
Repayments	(2,184)	—	—	(30)	(123)	—	(2,337)
Interest paid	(1,031)	—	—	—	(3)	—	(1,033)
Interest expense	1,209	—	46	(0)	3	—	1,258
Non-cash changes : subsidies	—	—	—	(4,406)	—	—	(4,406)

As of June 30, 2021	24,228	—	4,669	6,757	277	—	35,931

As of January 1, 2022	21,110	18,816	4,742	6,770	214	—	51,653

Proceeds	—	—	—	—	—	—	—
Repayments	(4,601)	—	(27)	(40)	(124)	—	(4,793)
Interest paid	(881)	(750)	—	—	(1)	—	(1,632)
Interest expense	897	1,298	47	59	1	—	2,301
Non-cash changes: recognition of earn-out liability	—	—	—	—	—	1,446	—
Non-cash changes: fair value remeasurement	—	—	—	—	—	(1,267)	—

As of June 30, 2022	16,525	19,364	4,761	6,789	89	178	47,529

Note 15.6. Change in derivative instruments

The change in derivative instruments is as follows:

(amounts in thousands of euros)			OCEANE
DERIVATIVE FINANCIAL INSTRUMENTS	Kreos A BSA	Kreos B BSA	conversion option	Total
As of December 31, 2020	3,177	2,019	—	5,196

(-) Decrease in fair value	(437)	(257)	—	(694)

As of June 30, 2021	2,739	1,763	—	4,502

(+) Issuance of the OCEANE conversion option			7,161	7,161
(-) Decrease in fair value	(262)	(237)	(1,231)	(1,731)

As of December 31, 2021	2,478	1,525	5,929	9,932

(+) Increase in fair value	—	—	—	—
(-) Decrease in fair value	(1,625)	(974)	(3,314)	(5,913)

As of June 30, 2022	853	551	2,615	4,019

Measurement of Kreos A BSA & Kreos B BSA

The Kreos A BSA and Kreos B BSA are measured at fair value using a Black-Scholes valuation model. The main data and assumptions are the following:

Kreos A BSA—July 31, 2018	As of and for the year December 31, 2021	As of and for the period June 30, 2022
Number of outstanding Kreos A BSA	110,957	110,957
Exercise price per share	€7.21	€7.21
Ordinary share price	€28.55	€10.46
Residual maturity	6.6 years	6.1 years
Volatility	47%	77%
Dividend	0%	0%
Risk-free rate	0.13%	1.65%

Fair value of issued Kreos A BSA (in thousands of €)	2,478	853

Kreos B BSA—June 1, 2019	As of and for the year December 31, 2021	As of and for the period June 30, 2022
Number of outstanding Kreos B BSA	74,766	74,766
Exercise price per share	€10.7	€10.7
Ordinary share price	€28.55	€10.46
Residual maturity	7.4 years	6.9 years
Volatility	47%	77%
Dividend	0%	0%
Risk-free rate	0.13%	1.71%

Fair value of issued Kreos B BSA (in thousands of €)	1,525	551

As of June 30, 2022, using the same assumption with an increase of +1% volatility, €+1share price and +1% risk free rate would result in an increase of:

•	Kreos A BSA fair value of €5 thousand, €98 thousand, and €11 thousand respectively;

•	Kreos B BSA fair value of €5 thousand, €64 thousand, and €8 thousand respectively.

Measurement of OCEANE

The OCEANE bond is a hybrid instrument composed of a host debt and a conversion option which is an embedded derivative. The debt host instrument is measured at amortized cost while the OCEANE conversion option is measured at fair-value through profit or loss.

As of June 30, 2021 and 2022, the OCEANE were measured at fair value based on a Monte Carlo model using a Longstaff and Schwartz algorithm based on the following assumptions:

OCEANE	As of and for the year December 31, 2021	As of and for the period June 30, 2022
Risk free rate	-0.2%	1.46%
Credit spread	1159 bp	1425 bp
Ordinary share price	€28.55	€10.46
Expected term	6.5 years	6.5 years
Volatility	47%	77%
Dividend	0%	0%

Fair value of issued OCEANE (in thousands of €)	5,929	2,615 s

As of June 30, 2022, using the same assumptions, an increase of +1% volatility, €+1 share price and +1% risk free rate would result in an increase of the OCEANE conversion option fair value of €69 thousand, €407 thousand, and €89 thousand respectively.

Note 15.7. Breakdown of financial liabilities by maturity

The maturities of financial liabilities are presented below as of June 30, 2022:

(amounts in thousands of euros) CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	AS OF JUNE 30, 2022
		LESS THAN 1	FROM 1 TO 5	LONGER THAN 5
	GROSS AMOUNT	YEAR	YEARS	YEARS
Kreos 1 & 2 bond loans	16,525	8,510	8,015	—
OCEANE	19,364	625	18,739	—
PGE	4,761	1,250	3,511	—
Conditional advances BPI	6,789	1,277	5,512	—
Lease liabilities	89	51	39	—
Prosynergia earn-out liability	178	178	—	—
Derivative instruments	4,019	—	2,615	1,404

Total financial liabilities	51,727	11,892	38,431	1,404

Of which current portion	11,892
Of which non-current portion	39,835

Note 16. Retirement benefit obligations

Retirement benefit obligations include the provision for the defined benefit plan, measured based on the provisions stipulated under the applicable collective agreements, i.e. the French pharmaceutical industry’s collective agreement. This commitment only applies to employees subject to French law.

The main actuarial assumptions used to measure the retirement benefit obligations are as follows:

	AS OF JUNE 30,
ACTUARIAL ASSUMPTIONS	2021	2022
Retirement age	65 years for key management / 63 years for other employees
Collective agreement	Pharmaceutical industry
Discount Rate (IBoxx Corporates AA)	0.75%	3.22%
Mortality rate table	INSEE 2016-2018
Salary increase rate	3% for key management / 2.55% for other employees
Turnover rate	Decreasing from 5.80% at 20 years-old to 0.05% from 55 years-old
Employee contribution rate	45%

Changes in the projected benefit obligation for the periods presented were as follows:

(amounts in thousands of euros)	RETIREMENT BENEFIT OBLIGATIONS
As of December 31, 2020	745

Service cost	166
Interest cost	4
Benefits paid	(53)
Actuarial gains and losses	(169)

As of December 31, 2021	693

Service cost	72
Interest cost	7
Benefits paid	—
Actuarial gains and losses	(138)

As of June 30, 2022	634

Note 17. Payables and other current liabilities

Note 17.1. Trade payables and other current liabilities

Trade payables and other current liabilities break down as follows:

(amounts in thousands of euros) TRADE PAYABLES AND OTHER CURRENT LIABILITIES	AS OF DECEMBER 31,	AS OF JUNE 30,
	2021	2022
Trade payables	12,890	8,801
Accrued invoices	5,661	5,664
Other	7	15

Trade payables and other current liabilities	18,558	14,480

The decrease in trade payables is consistent with the decrease in research and development expenses over the period.

Note 17.2. Tax and employee-related payables

Tax and employee-related payables are presented below:

(amounts in thousands of euros)	AS OF DECEMBER 31,	AS OF JUNE 30,
TAX AND EMPLOYEE-RELATED PAYABLES	2021	2022
Employee-related payables	1,180	777
Social security and other	777	754
Other tax and related payments	243	29

Tax and employee-related payables	2,200	1,559

Note 18. Operating income

Operating income is composed as below:

(amounts in thousands of euros)	PERIOD ENDED JUNE 30,
OPERATING INCOME	2021	2022
Research tax credit (“CIR”)	1,611	2,217
Subsidies	7,695	11
Other	12	56

Total operating income	9,318	2,284

Research tax credit (“CIR”)

The Company carries out research and development projects. As such, it has benefited from a research tax credit for the periods ended June 30, 2021 and 2022 for an amount of €1,611 thousand and €2,217 thousand, respectively.

Subsidies:

Subsidy income primarily relates to BPI France agreement to finance the “COVID-19” project. This financing was granted under the French Future Investments Project. This study was conducted with the participation of the University Hospital of Nice, which directly manages part of the financing of the COVID-19 clinical trial.

For the period ended June 30, 2021, the Company recognized as a subsidy: (i) €4,406 thousand corresponding to the conditional advance received in June 2020 (discounted amount) which has been waived by BPI France in April 2021 (See Note 15.2, “Conditional advances”), and (ii) an additional payment of €3,279 thousand received in October 2021 to reimburse additional expenses incurred in 2020.

Note 19. Operating expenses

Note 19.1. Research and development

(amounts in thousands of euros)	PERIOD ENDED JUNE 30,
RESEARCH AND DEVELOPMENT EXPENSES	2021	2022
Sub-contracting, studies and research	17,994	11,048
Personnel costs	2,624	1,072
Consulting and professional fees	2,021	2,288
Intellectual property fees	636	390
Other research and development expenses	587	309

Research and development expenses	23,861	15,107

For the six-month period ended June 30, 2022, the decrease in research and development expenses by €8,754 thousand compared to June 30, 2021 is mainly due to a decrease in transversal expenses by €4,600 thousand (including the impact of the reversal of share-based payments expenses, cf. note 14) and in Covid-19 program expenses by €3,700 thousand following the earlier termination of miR-AGE clinical trial study in March 2021.

Note 19.2. General and administrative

(amounts in thousands of euros)	PERIOD ENDED JUNE 30,
GENERAL AND ADMINISTRATIVE EXPENSES	2021	2022
Personnel costs	965	291
Consulting and professional fees	1,191	1,217
Other general and administrative expenses	476	715

General and administrative expenses	2,631	2,223

The decrease in personnel costs is mainly related to the reversal of the share-based payments expense (cf. note 14). The increase in other general and administrative expenses is mainly linked to legal and consulting fees related to fund raising activities.

Note 20. Employees

The Company’s average workforce during the periods ended June 30, 2021 and 2022 was as follows:

	FOR THE SIX MONTHS
	ENDED JUNE 30
HEADCOUNTS	2021	2022
Key management	25	23
Other employees	3	1

Total	28	24

Note 21. Financial gain (loss)

The financial loss breaks down as follows:

(amounts in thousands of euros)	FOR THE SIX MONTHS ENDED JUNE 30
FINANCIAL GAIN (LOSS)	2021	2022
Interest on Kreos 1 & 2 straight band loans	(1,215)	(922)
Interest on OCEANE convertible loan notes	—	(1,298)
Interest on conditional advances and PGE	(46)	(105)
Interest on lease liabilities	(3)	(1)
Other	(30)	(19)

Financial expenses	(1,294)	(2,346)

Decrease/(increase) in derivatives fair value	694	5,913
Decrease/(increase) in other liabilities at fair value through profit and loss	—	1,267
Other financial income	1	15
Financial income	696	7,195

Financial gain (loss)	(598)	4,849

For the period ended June 30, 2021, the fair values of Kreos A BSA and Kreos B BSA decreased by €226 thousand and €40 thousand, respectively.

For the period ended June 30, 2022, as a result of the significant change in market conditions, the fair values of Kreos A BSA, Kreos B BSA and the convertible option related to OCEANE bonds issued in July 2021 decreased by €1,601 thousand, €947 thousand and €3,314 thousand, respectively.

Note 22. Income tax

The Company incurred tax losses in the current period and prior years. As the recoverability of these tax losses is not considered probable in subsequent periods due to the uncertainties inherent in the Company’s business, the Company has not recognized deferred tax assets beyond deferred tax liabilities arising within the same taxable entity under the same taxable regime and with consistent timing of reversal, after considering, if applicable, limitations in the use of deductible tax losses carried forward from prior periods applicable under tax law in France.

Note 23. Income (loss) per share

Basic losses per share is calculated by dividing income (loss) attributable to equity holders of the Company by the weighted-average number of outstanding ordinary shares for the year.

Diluted losses per share are calculated by adjusting the weighted average number of ordinary outstanding shares to assume conversion of all dilutive potential ordinary shares.

	FOR THE SIX MONTHS ENDED
(amounts in thousands of euros, except share data)	JUNE 30
BASIC AND DILUTED LOSS PER SHARE	2021	2022
Weighted average number of outstanding shares	14,427,790	16,759,215
Net loss for the year	(17,773)	(21,183)

Basic and diluted loss per share (€/share)	(1.23)	(1.26)

Since net results for the six-month period ended June 30, 2021 and 2022 are losses, potentially dilutive instruments (BCEs, BSAs, AGAs, Equity lines, BSA Kreos 1, OCEANE) have been excluded from the computation of diluted weighted-average shares outstanding, because such instruments had an antidilutive impact. Consequently, the diluted losses per share are the same as the basic losses per share.

Note 24. Related parties

The Group has not identified any significant changes in transactions with related parties in the first half of 2022 compared with December 31, 2021.

Note 25. Off-balance sheet commitments given

Note 25.1. Commitments under collaboration, research, service provision and licensing agreements granted by the Company

Collaboration, research and development, and licensing agreements, and licensing options related to the “Modulation of RNA biogenesis” platform.

•	Exclusive licensing agreement with the CNRS, the University of Montpellier and the Institut Curie

On December 4, 2008, the French National Centre for Scientific Research (CNRS), the University of Montpellier and the Institut Curie granted the Company four exclusive licenses. These licenses cover the use of their technology and products by the Company in the field of human and veterinary health relating to the use of synthetic products modifying mRNA splicing, for research, diagnosis, prevention and treatment of any possible indication. The licensing agreement includes low single-digit royalties based on future net sales to be paid by Abivax.

•	Framework agreement for research collaboration to create a cooperative laboratory

On December 11, 2008, the Company, the CNRS (French National Centre for Scientific Research) and the University of Montpellier entered into a research collaboration agreement for a duration of two years in order to conduct a common research program in the fields of screening and development of anti-HIV and antiviral compounds, anti-cancer and anti-metastasis compounds and compounds targeting certain genetic diseases. The term and content of research programs have been changed by successive amendments in force until December 31, 2021. Each party retains ownership of its previously acquired intellectual property rights. The parties are co-owners of the research results. Since this agreement ended on December 31, 2021, a hosting agreement was signed with the CNRS, so that the Company can continue its research program at the CNRS centre for the year 2022.

•	Collaboration agreement with the CNRS, the University of Montpellier, the Company and Evotec

In support of the development of the cooperative laboratory, the CNRS, the University of Montpellier, the Company and Evotec International GmbH have entered into a collaboration agreement on the development of the “Modulation of RNA biogenesis” platform, effective October 19, 2018. The molecules generated in the framework of this collaboration are the property of the Company, the University of Montpellier and the CNRS under the same terms and conditions as the research collaboration agreement on the creation of the cooperative laboratory. The agreement ended on December 31, 2021.

•	Research collaboration contract with the CNRS, the University of Montpellier and the Institut Curie

Concomitantly with the research collaboration framework contract relating to the creation of a cooperative laboratory the parties have signed a financial agreement defining the financial terms for the exploitation of patents. This contract was signed on April, 15 2009 for a duration of one year and was subsequently renewed. The latest renewal extended the above-mentioned contract until March 31, 2022.

•	Research and development contract with license option with the CNRS, the University of Montpellier and Theradiag

The CNRS, the University of Montpellier, the Company and Theradiag have set up a collaborative project called CARENA, which has been in operation since February 8, 2013. Its purpose is to conduct joint research and development programs in the fields of obesity, HIV and HTLV-1, in connection with the funding obtained through the BPI France CARENA project. On 18 February 2015, BPI France accepted the reorganisation of the “CARENA” project proposed by the Company, following the abandonment of the obesity project. At this time, Theradiag is no longer involved in the collaborative project. Under the terms of the collaborative project, the Company will have the exclusive and global exploitation rights to the proprietary results of the CNRS and to those of the University of Montpellier as well as a share of the common results of which the CNRS and the University of Montpellier are co-owners. Furthermore, Theradiag granted the Company an exclusive and global license option for exploitation of its own results as well as a share of the common results of which it will be a co-owner. This option may be exercised by the Company throughout the duration of the contract and within a period of two years after its expiration or cancellation.

Exclusive licensing contract with “The Scripps Research Institute, University of Chicago and Brigham Young University” with the “Immune Stimulation” platform (ABX196 product)

On November 11, 2006, The Scripps Research Institute (La Jolla, California, USA), in agreement with the University of Chicago (Chicago, Illinois, USA) and Brigham Young University (Provo, Utah, USA), granted the Company an exclusive license in the field of human and veterinary health on its technology and products relating to the use of iNKT agonists for research, diagnosis, prevention and treatment of all possible indications. In consideration for the licensing rights granted to it under the agreement, the Company must:

•

pay The Scripps Research Institute milestones at different stages of clinical and regulatory development of the first product (the milestones amount to $50 thousand at IND filing, paid in September 2019 and capitalized, $300 thousand at Phase 3 and $500 thousand at IND approval) and low single-digit royalties for vaccines, diagnostic tests and therapeutic products, according to the amount of net sales, and

•

give The Scripps Research Institute, University of Chicago and Brigham Young University an equitable interest in the Company (as of the date of these financial statements, these three academic institutions hold 0.89% of the Company’s undiluted capital).

The contract shall be terminated at the expiry of the last licensed patent in force in the last country and/or ten years after the last marketing of the product, service or process derived from the know-how or the licensed equipment.

Note 25.2. Commitments under BPI conditional advances

BPI France CARENA contract

As part of the development of therapeutic and diagnostic solutions targeting alternative splicing and RNA interference in the fields of virology (HIV-AIDS, HTLV-1) and metabolism (obesity), SPLICOS (absorbed by the Company on October 31, 2014) has entered into a Master Support Agreement with BPI France as well as a conditional advance contract in the name of the “CARENA” Strategic Industrial Innovation Project dated December 16, 2013. The Company, acting as project leader for the CARENA project, is associated as part of a consortium contract with Theradiag, a company specialising in in vitro diagnostics and the development of theranostic tests for monitoring biotherapies, as well as at the CNRS and the University of Montpellier.

The CARENA project aims to develop the anti-HIV-AIDS therapeutic program with the compound ABX464 up to the Phase 2b study, as well as a companion test set up by Theradiag simultaneously with the clinical development. Beyond the anti-HIV-AIDS program, the CARENA project should extend its pharmacological investigations to another retrovirus that could be combated by the same approach: HTLV-1.

The Company is committed to reimburse the received conditional advances up to €3,840 thousand.

The Company will also have to pay an annuity of 50% of the proceeds from the sale of the intellectual property rights resulting from the project, as well as the sale of the prototypes, preproduction and models produced under the project; The sum due to BPI under this provision will be deducted from the repayment of the conditional advances.

In addition, if the advance is repaid under the conditions outlined above, the Company will pay to BPI FRANCE, over a period of five consecutive years after the date on which the repayment schedule ends and provided that the Company has reached cumulative pre-tax revenue greater than or equal to €50 million, an amount equal to 1.20% of the annual revenue generated from the sale of the products developed as part of the project. This supplementary payment amount is capped at €6,800 thousand. The total period, including fixed payments and incentive payments, is limited to 15 years.

BPI France RNPVIR contract

In pursuit of the CARENA project, focused on the clinical development of a drug molecule and demonstrating the validity of an innovative therapeutic approach targeting viral RNPs, the Company has entered into a Master Support Agreement with BPI France as well as a beneficiary agreement with conditional advance for the “RNP-VIR” structuring research and development project for competitiveness dated December 16, 2016.

The RNP VIR project will further the discovery of new molecules aimed at the treatment of multiple infectious diseases by the development of the antiviral technology platform. The Company, acting as project leader of the RNP-VIR project, is associated in a consortium contract with the CNRS and the University of Montpellier.

The Company is committed to reimbursing the received conditional advances up to €6,576 thousand.

If applicable, the Company will also have to pay an annuity of 50% of the proceeds from the sale of the intellectual property rights resulting from the project, as well as the sale of the prototypes, preproduction and models produced under the project. The sum due to BPI France under this provision will be deducted from the last payment (and if needed from the previous payments).

If the advance is repaid under the conditions outlined above, the Company will pay to BPI France, over a period of five consecutive years following the date on which the repayment schedule ends and provided that the company has reached cumulative pre-tax revenue greater than or equal to €25 million, an amount equal to 3% of the annual revenue generated from the sale of products developed as part of the project. The supplementary payments amount is capped at €5,500,000. The total period, including fixed payments and incentive payments, is limited to 15 years.

BPI France Ebola

The BPI France and Occitanie Region joint support agreement granted on June 2, 2017 consists of conditional advances to the Company for a total amount of up to €390 thousand, based on the success of the program (respectively €130 thousand from the Languedoc Roussillon Midi Pyrénées Region and €260 thousand from BPI France). In September 2019, the Company decided to terminate this program, due to the existence of a vaccine in the process of being licensed for this indication as well as changes in the macroeconomic climate for public funding.

The reimbursement of the conditional advance is spread until June 2024.

Note 25.3. Pledge assets to Kreos

As part of the KREOS 1 & 2 bonds, Kreos benefits from first-rate collateral on the Company’s principal tangible and intangible assets, including its commercial fund, intellectual property rights in its principal drug candidates, as well as a pledge of the Company’s bank accounts and claims.

Note 25.4. Other commitments related to research and partnership arrangements

In the ordinary course of business, the Company regularly uses the services of subcontractors and enters into research and partnership arrangements with various contract research organizations, or CROs, and with public-sector partners or subcontractors, who conduct clinical trials and studies in relation to the drug candidates.

At June 30, 2022, the Company’s commitments amounted to €29,123 thousand. The cost of services performed by CROs is recognized as an operating expense as incurred.

Note 25.5. Leases

The lease for the Company’s corporate headquarters in Paris, France at 5 Rue de la Baume, 75008 Paris ended in August 2022. A new lease for premises at 7-11 Boulevard Haussmann, 75009 Paris started in July 2022. It has a 3-year duration, with a tacit renewal option for approximately 2 years and the possibility to break the contract one year before the end. Per Management, renewal and termination options are not reasonably certain.

Note 25.6. Commitments related to Prosynergia acquisition

The Company entered into a share purchase acquisition on November 15, 2021 for the acquisition of all the shares of Prosynergia (Note 3.3). The acquisition was completed on April 1, 2022.

The acquisition price included an early payment of €325 thousand made on November 25, 2021, an additional payment of €2,925 thousand made on April 1, 2022, and a possible earn-out payment for a maximum additional amount of €4,000 thousand based on the potential evolution of the Company’s market capitalization, a listing of the Company’s shares on Nasdaq or a M&A transaction incurred before March 31, 2023. The accounting treatment related to the possible earn-out payment is set forth in Note 4.

Note 26. Off-balance sheet commitments received and contingent assets

The maximum amounts receivable by the Company after June 30, 2022 under the “RNP-VIR” and “CARENA” and innovation agreements entered into with BPI France, subject to the provision of evidence to support the forecast expenses and the achievement of scientific milestones, are €3,255 thousand and €1,853 thousand, respectively.

Note 27. Management and assessment of financial risks

The Group is exposed to interest rate risk, credit risk and liquidity risk. The Group has not identified any significant changes in the identified risks compared to December 31, 2021, except for the interest rate risk.

Due to a significant increase in market interest rates over the six-month period ended June 30, 2022, the Group has performed a reassessment of its exposure to interest rate risk. As of June 30, 2022, all the Group’s financial liabilities accounted for at amortized cost bear fixed interest rates, except for KREOS 1 bonds, which interest rate is based on 3-month Euribor plus an 8% margin. The 3-month Euribor being capped at 1% as per contractual terms, and the terms of the A & B tranche loans being December 2022 and November 2023 respectively, the Group has limited exposure.

ABIVAX SA

                 Ordinary Shares

(Including Ordinary Shares in the Form of American Depositary Shares)

PROSPECTUS

            , 2023

SVB Securities

Through and including             , 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in the global offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6: INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under French law, provisions of by-laws that limit the liability of directors are prohibited. However, French law allows sociétés anonyme to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of Abivax SA. Criminal liability cannot be indemnified under French law, whether directly by Abivax SA or through liability insurance.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.

In any underwriting agreement we enter into in connection with the sale of ordinary shares (including in the form of ADSs) being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

ITEM 7: RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding share capital issued and options and warrants granted by us since January 1, 2019. None of the below described transactions involving any underwriters, underwriting commissions, or any public offering in the United States. Some of the transactions described below involved directors, officers and 5% shareholders and are more fully described under the section of the prospectus titled “Related-Party Transactions.”

Issuances of Shares

The table below shows the shares issued since January 1, 2019.

Date	Type of operation	Prior Share Capital	Premium €	Number of shares created	Total number of shares after issuance	Nominal value	Share capital after transaction	Issue price per share
16/01/2019	Exercise of BCE-2014-6	101,991.88	0	100	10,199,288	€0.01	101,992.88	€0.01
17/01/2019	Exercise of BCE-2014-6	101,992.88	0	19,600	10,218,888	€0.01	102,188.88	€0.01

Date	Type of operation	Prior Share Capital	Premium	Number of shares created	Total number of shares after issuance	Nominal value	Share capital after transaction	Issue price per share
15/05/2019	Exercise of Kepler BSAs	102,188.88	93,400	10,000	10,228,888	€0.01	102,288.88	€9.34
21/05/2019	Exercise of BCE-2016-1	102,288.88	7,43	1	10,228,889	€0.01	102,288.89	€7.44
05/06/2019	Exercise of Kepler BSAs	102,288.89	82,500	10,000	10,238,889	€0.01	102,388.89	€8.26
06/06/2019	Exercise of BCE-2014-4	102,388.89	0	50	10,238,939	€0.01	102,389.39	€0.01
10/06/2019	Exercise of Kepler BSAs	102,389.39	82,800	10,000	10,248,939	€0.01	102,489.39	€8.29
19/06/2019	Exercise of Kepler BSAs	102,489.39	78,200	10,000	10,258,939	€0.01	102,589.39	€7.83
25/06/2019	Exercise of Kepler BSAs	102,589.39	73,600	10,000	10,268,939	€0.01	102,689.39	€7.37
01/07/2019	Exercise of Kepler BSAs	102,689.39	139,800	20,000	10,288,939	€0.01	102,889.39	€7.00
02/07/2019	Exercise of Kepler BSAs	102,889.39	139,800	20,000	10,308,939	€0.01	103,089.39	€7.00
15/07/2019	Capital increase through issue of new shares	103,089.39	11,985,000	1,500,000	11,808,939	€0.01	118,089.39	€8.00
14/10/2019	Exercise of Kepler BSAs	118,089.39	37,150	5,000	11,813,939	€0.01	118,139.39	€7.44
17/10/2019	Exercise of Kepler BSAs	118,139.39	37,150	5,000	11,818,939	€0.01	118,189.39	€7.44
21/10/2019	Exercise of Kepler BSAs	118,189.39	178,800	30,000	11,848,939	€0.01	118,489.39	€7.90
22/10/2019	Exercise of Kepler BSAs	118,489.39	63,120	8,000	11,856,939	€0.01	118,569.39	€7.90
07/11/2019	Exercise of Kepler BSAs	118,569.39	178,800	20,000	11,876,939	€0.01	118,769.39	€8.95
13/11/2019	Exercise of BCE-2014-1	118,769.39	0	275,000	12,151,939	€0.01	121,519.39	€0.01
21/11/2019	Exercise of BCE-2018-1	121,519.39	89,50	10	12,151,949	€0.01	121,519.49	€8.96

Date	Type of operation	Prior Share Capital	Premium	Number of shares created	Total number of shares after issuance	Nominal value	Share capital after transaction	Issue price per share
22/11/2019	Exercise of BCE-2018-1	121,519.49	89,50	10	12,151,959	€0.01	121,519.59	€8.96
28/11/2019	Exercise of Kepler BSAs	121,519.59	258,000	25,000	12,176,959	€0.01	121,769.59	€10.33
03/12/2019	Exercise of Kepler BSAs	121,769.59	274,750	25,000	12,201,959	€0.01	122,019.59	€11.00
07/01/2020	Exercise of BCE-2016-1	122,019.59	9,659	1,300	12,203,259	€0.01	122,032.59	€7.44
11/01/2020	Exercise of BSA-2014-3	122,032.59	0	16,400	12,219,659	€0.01	122,196.59	€0.01
16/01/2020	Exercise of BCE-2016-1	122,196.59	22,290	3,000	12,222,659	€0.01	122,226.59	€7.44
17/01/2020	Exercise of BCE-2018-1	122,226.59	89,50	10	12,222,669	€0.01	122,226.69	€8.96
22/01/2020	Exercise of BCE-2016-1	122,226.69	10,402	1,400	12,224,069	€0.01	122,240.69	€7.44
11/02/2020	Exercise of BCE-2016-1	122,240.69	11,888	1,600	12,225,669	€0.01	122,256.69	€7.44
17/03/2020	Exercise of BSA-2014-7	122,256.69	0	2,600	12,228,269	€0.01	122,282.69	€0.01
29/07/2020	Exercise of BSA-2014-7	122,282.69	0	2,600	12,230,869	€0.01	122,308.69	€0.01
30/10/2020	Conversion of convertible bonds	122,308.69	3,995,356.91	464,309	12,695,178	€0.01	126,951.78	€8.61
02/11/2020	Capital increase through issue of new shares	126,951.78	27,983,789.90	1,620,370	14,315,548	€0.01	143,155.48	€17.28
09/11/2020	Exercise of BCE-2017-1	143,155.48	2,386.12	374	14,315,922	€0.01	143,159.22	€6.39
30/11/2020	Exercise of BCE-2018-5	143,159.22	5,490	750	14,316,672	€0.01	143,166.72	€7.33
02/12/2020	Exercise of BCE-2016-1	143,166.72	12,623.57	1,699	14,318,371	€0.01	143,183.71	€7.44
08/12/2020	Exercise of BCE-2018-1	143,183.71	17,005	1,900	14,320,271	€0.01	143,202.71	€8.96
04/01/2021	Exercise of BCE-2018-1	143,202.71	8,950	1,000	14,321,271	€0.01	143,212.71	€8.96
05/01/2021	Exercise of BCE-2016-1	143,212.71	5,944	800	14,322,071	€0.01	143,220.71	€7.44
05/01/2021	Exercise of BCE-2018-1	143,220.71	17,900	2,000	14,324,071	€0.01	143,240.71	€8.96
05/01/2021	Exercise of BCE-2018-5	143,240.71	9,150	1,250	14,325,321	€0.01	143,253.21	€7.33

Date	Type of operation	Prior Share Capital	Premium	Number of shares created	Total number of shares after issuance	Nominal value	Share capital after transaction	Issue price per share
07/01/2021	Exercise of BCE-2016-1	143,253.21	14,860	2,000	14,327,321	€0.01	143,273.21	€7.44
08/01/2021	Exercise of BSA-2018-1	143,273.21	131,856	16,400	14,343,721	€0.01	143,437.21	€8.05
11/01/2021	Exercise of BCE-2017-3	143,437.21	11,13	1	14,343,722	€0.01	143,437.22	€11.14
12/01/2021	Exercise of BCE-2018-3	143,437.22	7,320	1,000	14,344,722	€0.01	143,447.22	€7.33
22/01/2021	Exercise of BCE-2016-1	143,447.22	11,145	1,500	14,346,222	€0.01	143,462.22	€7.44
28/01/2021	Exercise of BCE-2018-3	143,462.22	7,320	1,000	14,347,222	€0.01	143,472.22	€7.33
28/01/2021	Exercise of BCE-2017-3	143,472.22	523,343.73	47,021	14,394,243	€0.01	143,942.43	€11.14
01/02/2021	Exercise of BCE-2018-3	143,942.43	21,960	3,000	14,397,243	€0.01	143,972.43	€7.33
02/02/2021	Exercise of BCE-2018-3	143,972.43	21,960	3,000	14,400,243	€0.01	144,000.43	€7.33
09/02/2021	Exercise of BCE-2018-3	144,000.43	29,280	4,000	14,404,243	€0.01	144,032.43	€7.33
22/02/2021	Exercise of BCE-2018-3	144,032.43	14,640	2,000	14,406,243	€0.01	144,062.43	€7.33
02/03/2021	Exercise of BCE-2016-1	144,062.43	17,089	2,300	14,408,543	€0.01	144,085.43	€7.44
02/03/2021	Exercise of BCE-2018-3	144,085.43	20,810.76	2,843	14,411,386	€0.01	144,113.86	€7.33
03/03/2021	Exercise of BCE-2017-3	144,113.86	3,895.5	350	14,411,736	€0.01	144,117.36	€11.14
25/05/2021	Exercise of Kepler BSAs	144,117.36	2,998,800	120,000	14,531,736	€0.01	145,317.36	€25.00
26/05/2021	Exercise of Kepler BSAs	145,317.36	1,249,500	50,000	14,581,736	€0.01	145,817.36	€25.00
31/05/2021	Exercise of Kepler BSAs	145,817.36	519,800	20,000	14,601,736	€0.01	146,017.36	€26.00
02/06/2021	Exercise of BCE-2017-4	146,017.36	11,13	1	14,601,737	€0.01	146,017.37	€11.14
03/06/2021	Exercise of Kepler BSAs	146,017.37	573,980	22,000	14,623,737	€0.01	146,237.37	€26.10
15/06/2021	Exercise of BCE-2016-1	146,237.37	18,575	2,500	14,626,237	€0.01	146,262.37	€7.44
24/06/2021	Exercise of Kepler BSAs	146,262.37	549,800	20,000	14,646,237	€0.01	146,462.37	€27.50
25/06/2021	Exercise of Kepler BSAs	146,462.37	146,450	5,000	14,651,237	€0.01	146,512.37	€29.30

Date	Type of operation	Prior Share Capital	Premium	Number of shares created	Total number of shares after issuance	Nominal value	Share capital after transaction	Issue price per share
29/06/2021	Exercise of Kepler BSAs	146,512.37	288,100	10,000	14,661,237	€0.01	146,612.37	€28.82
30/06/2021	Exercise of Kepler BSAs	146,612.37	282,800	10,000	14,671,237	€0.01	146,712.37	€28.29
01/07/2021	Exercise of BCE-2017-5	146,712.37	22,260	2,000	14,673,237	€0.01	146,732.37	€11.14
02/07/2021	Exercise of Kepler BSAs	146,732.37	539,800	20,000	14,693,237	€0.01	146,932.37	€27.00
05/07/2021	Exercise of Kepler BSAs	146,932.37	944,650	35,000	14,728,237	€0.01	147,282.37	€27.00
22/07/2021	Capital increase	147,282.37	59,981,506.74	1,964,031	16.692.268	€0.01	166,922.68	€30,55
06/09/2021	Exercise of BCE-2017-3	166,922.68	11,731.02	1,054	16,693,322	€0.01	166,933.22	€11.14
09/09/2021	Exercise of BCE-2016-1	166,933.22	22,327.15	3,005	16,696,327	€0.01	166,963.27	€7.44
09/09/2021	Exercise of BCE-2016-1	166,963.27	2,972	400	16,696,727	€0.01	166,967.27	€7.44
10/09/2021	Exercise of BCE-2016-1	166,967.27	74,292.57	9,999	16,706,726	€0.01	167,067.26	€7.44
20/09/2021	Exercise of BCE-2016-1	167,067.26	22,282.57	2,999	16,709,725	€0.01	167,097.25	€7.44
18/10/2021	Exercise of BCE-2018-1	167,097.25	8,950	1,000	16,710,725	€0.01	167,107.25	€8.96
20/10/2021	Exercise of BCE-2016-1	167,107.25	22,245.42	2,994	16,713,719	€0.01	167,137.19	€7.44
20/10/2021	Exercise of BCE-2018-5	167,137.19	25,005.12	3,416	16,717,135	€0.01	167,171.35	€7.33
25/10/2021	Exercise of BCE-2018-1	167,171.35	8,950	1,000	16,718,135	€0.01	167,181.35	€8.96
25/10/2021	Exercise of BCE-2017-5	167,181.35	11,130	1,000	16,719,135	€0.01	167,191.35	€11.14
30/11/2021	Exercise of BCE-2018-2	167,191.35	187,950	21,000	16,740,135	€0.01	167,401.35	€8.96
21/12/2021	Exercise of BCE-2018-2	167,401.35	214,048.20	23,916	16,764,051	€0.01	167,640.51	€8.96
08/03/2022	Exercise of BCE-2018-5	167,640.51	2,448.88	334	16,764,385	€0.01	167.643,85	€7.33
30/05/2022	Exercise of BSA-2014-3	167.643,85	0	18.800	16,783,185	€0.01	167,831.85	€0.01
07/09/2022	Capital increase through issue of new shares	167,831.85	€46,175,500	5,530,000	22,313,185	€0.01	223,131.85	€8.36

The transactions described above were exempt from registration either: (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2); (b) in reliance on Rule 144A promulgated under the Securities Act in that offers, sales and issuances were made only to “qualified institutional buyers” (as such term is defined in Rule 144A(a)(1); or (c) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Issuances Under Our Equity Plans

Since January 1, 2019, an aggregate of 515,287 ordinary shares were issued upon the exercise of share warrants and founder’s warrants issued under our equity incentive plans, at exercise prices from €0.01 to €11.14 per share, for aggregate proceeds of €1,619,782.67 (including a premium of €1,614,629.80).

Since January 1, 2019, 341,819 share warrants or founder’s warrants issued under our equity incentive plans were cancelled or became null and void.

We also issued on September 21, 2021, 150,000 free shares attributed to employees. However, such free shares became void in accordance with the terms of the free share plan.

The offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either: (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2); (b) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation; or (c) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

The following exhibits are filed herewith or incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement

3.1	By-laws (statuts) of the registrant (English translation)

4.1*	Form of Deposit Agreement

4.2*	Form of American Depositary Receipt (included in Exhibit 4.1)

5.1*	Opinion of Dechert (Paris) LLP as to the validity of shares

8.1*	Opinion of Dechert (Paris) LLP as to certain French tax matters

10.1*(1)	Venture Loan Agreement between Abivax SA and Kreos Capital V (UK) Ltd dated July 24, 2018

10.2*(1)	Convertible Bonds Issue Agreement between Abivax SA and Kreos Capital V (UK) Ltd dated July 24, 2018

10.3*(1)	Bonds Issue Agreement between Abivax SA and Kreos Capital V (UK) Ltd dated July 24, 2018

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

10.4*(1)	Warrants Issue Agreement between Abivax SA and Kreos Capital V (Expert Fund) L.P. dated July 24, 2018

10.5*(1	Put Option Agreement between Abivax SA and Kreos Capital V (Expert Fund) L.P. dated July 24, 2018

10.6*(1)	Bonds Issue Agreement between Abivax SA and Kreos Capital V (UK) Ltd dated October 12, 2020

10.7*(1)	Subscription Agreement between Abivax SA and Kreos Capital V (UK) Ltd dated October 12, 2020

10.8*(1)	Terms and Conditions of the OCEANE Bonds issued by Abivax SA dated July 30, 2021

10.9*(1)	Terms and Conditions of the Royalty Certificates issued by Abivax SA dated August 31, 2022

10.10*(1)	Share Purchase Agreement between Abivax SA and Mr. Fabrice Harari dated April 1, 2022

10.11*(1)	Master Services Agreement between Abivax SA and IQVIA Ltd dated December 17, 2018

10.12*(1)	Amendment No. 1 to Master Services Agreement between Abivax SA and IQVIA Ltd dated September 9, 2022

10.13*(1)	Master Services Agreement between Abivax SA and Evotec International GmbH dated September 1, 2017

10.14*(1)	Manufacturing Agreement between Abivax SA and Delpharm Lille S.A.S. dated November 24, 2016

10.15*(1)	Development and Clinical Batch Production Agreement between Abivax SA and Seqens dated March 11, 2016

10.16*(1)	Amendment No. 1 to Clinical Batch Production Agreement between Abivax SA and Seqens dated March 2, 2021

10.17*(1)	State-guaranteed loan agreement between Abivax SA and Société General dated June 16, 2020

10.18*(1)	Amendment No.1 to State-guaranteed loan between Abivax SA and Société General dated March 15, 2021

10.19*(1)	Royalties Agreement with (i) the French National Centre for Scientific Research, the University of Montpellier, and the Institut Curie dated December 18, 2008.

23.1*	Consent of PricewaterhouseCoopers Audit

23.2*	Consent of Dechert (Paris) LLP (included in Exhibit 5.1)

24.1*	Power of attorney (included on signature page)

*	To be filed by Amendment
(1)	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately to the Securities and Exchange Commission.

(b) Financial Statement Schedules

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

ITEM 9. UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on             , 2023.

Abivax SA

By:

POWER OF ATTORNEY

We, the undersigned directors, officers and/or authorized representative in the United States of Abivax SA, hereby severally constitute and appoint Hartmut Ehrlich and Didier Blondel and each of them singly, our true and lawful attorneys, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form F-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act, in connection with the registration under the Securities Act, of equity securities of Abivax SA, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on              2023.

SIGNATURE	TITLE

Chief Executive Officer (Principal Executive Officer)
Hartmut Ehrlich

Chief Financial Officer (Principal Financial and Accounting Officer)
Didier Blondel

Director, and chairperson of the Board and of the Audit Committee, member of the Appointments and Compensation Committee
Corinna zur Bonsen-Thomas

Director and chairperson of the Appointments and Compensation Committee
Philippe Pouletty

Director and member of the Audit Committee
Joy Amundson

Director and member of the Appointments and Compensation Committee
Jean-Jacques Bertrand

Director
Santé Holdings SRL, represented by Antonino Ligresti

Director and member of the Audit Committee
Truffle Capital, represented by Christian Pierret

Director
Carol L. Brosgart

Sofinnova Partners, represented by Kinam Hong	Director and member of the Appointments and Compensation Committee

, Authorized Representative in the United States

By:

F-11